SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

PROCESSED
JUN 2 6 2007
THOMSON FINANCIAL

Commission File Number 1-13252

07068417

McKESSON CORPORATION

A Delaware Corporation
I.R.S. Employer Identification Number
94-3207296
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	*(Name of Each Exchange on Which Registered)*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, September 2006, was approximately $15.5 billion.

Number of shares of common stock outstanding on April 30, 2007: 297,204,662

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

McKESSON CORPORATION

TABLE OF CONTENTS

Item		Page
	PART I	
1.	Business	3
1A.	Risk Factors	10
1B.	Unresolved Staff Comments	10
2.	Properties	10
3.	Legal Proceedings	10
4.	Submission of Matters to a Vote of Security Holders	10
	Executive Officers of the Registrant	11
	PART II	
5.	Market for the Registrant's Common Equity, Related Stockholder Matters, Issuer Purchases of Equity Securities and Stock Price Performance Graph	12
6.	Selected Financial Data	13
7.	Management's Discussion and Analysis of Results of Operations and Financial Condition	13
7A.	Quantitative and Qualitative Disclosures About Market Risk	14
8.	Financial Statements and Supplementary Data	14
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	14
9A.	Controls and Procedures	14
9B.	Other Information	14
	PART III	
10.	Directors, Executive Officers and Corporate Governance	14
11.	Executive Compensation	15
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	15
13.	Certain Relationships and Related Transactions and Director Independence	17
14.	Principal Accounting Fees and Services	18
	PART IV	
15.	Exhibits and Financial Statement Schedule	19
	Signatures	20

McKESSON CORPORATION

PART I

Item 1. Business

General

McKesson Corporation ("McKesson," the "Company," the "Registrant," or "we" and other similar pronouns), is a Fortune 18 corporation providing supply, information and care management products and services designed to reduce costs and improve quality across the healthcare industry.

The Company's fiscal year begins on April 1 and ends on March 31. Unless otherwise noted, all references in this document to a particular year shall mean the Company's fiscal year.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, are available free of charge on our Web site (www.mckesson.com under the "Investors – SEC Filings" caption) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC" or the "Commission"). The content on any Web site referred to in this Annual Report on Form 10-K is not incorporated by reference into this report, unless expressly noted otherwise.

Business Segments

We conduct our business through three segments. Through our Pharmaceutical Solutions segment, we are a leading distributor of ethical and proprietary drugs, and health and beauty care products throughout North America. This segment also provides medical management and specialty pharmaceutical solutions for biotech and pharmaceutical manufacturers, patient and other services for payors, software and consulting and outsourcing services to pharmacies and, through its investment in Parata Systems, LLC ("Parata"), sells automated pharmaceutical dispensing systems for retail pharmacies. Our Medical-Surgical Solutions segment distributes medical-surgical supplies, first-aid products and equipment, and provides logistics and other services within the United States and Canada. Our Provider Technologies segment delivers enterprise-wide patient care, clinical, financial, supply chain, and strategic management software solutions, pharmacy automation for hospitals, as well as connectivity, outsourcing and other services, to healthcare organizations throughout North America, the United Kingdom and other European countries. Its customers include hospitals, physicians, homecare providers, retail pharmacies and payors. The Company's strategy is to create strong, value-based relationships with customers, enabling us to sell additional products and services to these customers over time.

Net revenues for our segments for the last three years were as follows:

(Dollars in billions)	2007		2006		2005	
Pharmaceutical Solutions	$ 88.7	95%	$ 83.4	96%	$ 75.9	96%
Medical-Surgical Solutions	2.4	3	2.0	2	1.9	2
Provider Technologies	1.9	2	1.6	2	1.3	2
Total	$ 93.0	100%	$ 87.0	100%	$ 79.1	100%

Pharmaceutical Solutions

McKesson Pharmaceutical Solutions consists of the following businesses: McKesson U.S. Pharmaceutical, McKesson Canada, McKesson Health Solutions, McKesson Pharmacy Systems, McKesson Medication Management and McKesson Specialty Distribution. We also own an approximate 49% interest in Nadro, S.A. de C.V. ("Nadro") and an approximate 39% interest in Parata.

U.S. Pharmaceutical Distribution: This business supplies pharmaceuticals and other healthcare related products to customers in three primary customer segments: 1) retail national accounts (including national and regional chains, food/drug combinations, mail order pharmacies and mass merchandisers); 2) independent retail pharmacies, and; 3) institutional healthcare providers (including hospitals, health systems, integrated delivery networks, clinics and other acute-care facilities and long-term care providers).

Our U.S. Pharmaceutical business operates and serves thousands of customer locations through a network of 30 distribution centers, as well as a master redistribution center, a strategic redistribution center and a repackaging facility, serving all 50 states and Puerto Rico. We invest in technology and other systems at all of our distribution centers to enhance safety, reliability and the best product availability for our customers. For example, in all of our distribution centers we use Acumax® Plus, a Smithsonian award-winning technology, which integrates and tracks all internal functions, such as receiving, put-away and order fulfillment. Acumax® Plus uses bar code technology, wrist-mounted computer hardware, and radio frequency signals to provide our customers with real-time product availability and industry-leading order quality and fulfillment at up to 99.9% accuracy. In addition, we offer Mobile Manager℠, which integrates portable handheld technology with Acumax® Plus to give customers complete ordering and inventory control. We also offer Supply Management Online℠, an Internet-based tool that provides item look-up and real-time inventory availability as well as ordering, purchasing, third-party reconciliation and account management functionality. Together, these features help ensure that our customers have the right products at the right time for their facilities and patients.

To maximize distribution efficiency and effectiveness, we follow the Six Sigma methodology — an analytical approach that emphasizes setting high quality objectives, collecting data and analyzing results to a fine degree in order to improve processes, reduce costs and errors. Furthermore, we continue to implement information systems to help achieve greater consistency and accuracy both internally and for our customers.

Our U.S. Pharmaceutical Distribution business' major value-added offerings, by customer group, include the following:

Retail National Accounts — Business solutions that help national accounts increase revenues and profitability:

- Central Fill — Prescription refill service that enables pharmacies to refill prescriptions remotely, faster, more accurately and at a lower cost, while reducing inventory levels and improving customer service.
- Re-Distribution Centers — Two large facilities that offer access to inventory for single source warehouse purchasing, including pharmaceuticals and biologicals. These distribution centers also provide the foundation for a two-tiered distribution network that supports best-in-class direct store delivery.
- RxPak℠ — Bulk repackaging service that leverages our purchasing power and supplier relationships to provide pharmaceuticals at reduced prices, help increase inventory turns and reduce working capital investment.
- Inventory Management — An integrated solution comprising forecasting software and automated replenishment technologies that reduces inventory carrying costs.

Independent Retail Pharmacies — Solutions for managed care contracting, branding and advertising, merchandising and purchasing that help independent pharmacists focus on patient care while improving profitability:

- Health Mart® — Franchise program that provides independent pharmacies with managed care that drives Pharmacy Benefit Manager recognition, branding that drives consumer recognition, in-store execution programs that drive manufacturer recognition and community advocacy programs that drive industry recognition.
- AccessHealth® — Comprehensive managed care and reconciliation assistance services that help independent pharmacies save time, access competitive reimbursement rates and improve cash flow.
- McKesson OneStop Generics® — Generic pharmaceutical purchasing program that helps pharmacies maximize their cost savings with a broad selection of rebate-eligible generic drugs, lower up-front pricing and one-stop shopping.
- Prefer Rx — Discount program that offers aggressive prices on more than 100 branded drugs, helping retail independent pharmacies increase margins and eliminate rebate paperwork.
- Sunmark® — Complete line of more than 1,000 products that provide retail independent pharmacies with value-priced alternatives to national brands.
- FrontEdge™ — Strategic planning, merchandising and price maintenance program that helps independent pharmacies maximize store profitability.
- McKesson Home Health Care — Comprehensive line of more than 1,800 home health care products, including durable medical equipment ("DME"), self-care supplies and disposables from national brands and the high-margin Sunmark line.

Institutional Healthcare Providers — Electronic ordering/purchasing and supply chain management systems that help improve efficiencies, save labor and improve asset utilization:

- Fulfill-Rx™ — Ordering and inventory management system that integrates McKesson pharmaceutical distribution services with our automation solutions, thus empowering hospitals to optimize the often complicated and disjointed processes related to unit-based cabinet replenishment and inventory management.
- Asset Management — Award-winning inventory optimization and purchasing management program that helps institutional providers lower costs while ensuring product availability.
- SKY Packaging — Blister-format packaging containing the most widely prescribed dosages and strengths in generic oral solid-medications. Enables acute care, long-term care and institutional pharmacies to provide cost-effective, uniform packaging.
- McKesson 340B Manager — Software solution that manages, tracks, and reports on the medication replenishment associated with the federal 340B Drug Pricing Program, helping institutional providers maximize their 340B return.
- AccessHealth® — Expert service for third-party contracting and payment consolidation that helps institutional providers save time and accelerate reimbursement.
- High Performance Pharmacy — Framework that identifies and categorizes hospital pharmacy best practices, allowing health system executives and pharmacy leaders to improve clinical outcomes and financial results.

International Pharmaceutical Distribution: McKesson Canada Corporation, a wholly-owned subsidiary, is the largest pharmaceutical distributor in Canada. We also own an approximate 49% interest in Nadro, the leading pharmaceutical distributor in Mexico.

Investment in Parata: We own an approximate 39% interest in Parata which sells automated pharmacy and supply management systems and services to retail and institutional outpatient pharmacies.

Payor Group: The following suite of services and software products is marketed to payors, employers and government organizations to help manage the cost and quality of care:

- Disease management programs to improve the health status and health outcomes of patients with chronic conditions;
- Nurse triage services to provide health information and recommend appropriate levels of care;
- Clinical and analytical software to support utilization, case and disease management workflow;
- Business intelligence tools for measuring, reporting and improving clinical and financial performance;
- InterQual® Criteria for clinical decision support; and
- Claims performance solutions to facilitate accurate and efficient medical claim payment.

McKesson Specialty Distribution: This business' product-specific solutions are directed towards manufacturers, payors and physicians to enable delivery and administration of high-cost, often injectable, bio-pharmaceutical drugs used to treat patients with chronic disease. The business facilitates patient and provider access to specialty pharmaceuticals across multiple delivery channels (direct-to-physician wholesale, patient-direct specialty pharmacy dispensing and access to retail pharmacy), provides clinical support and treatment compliance programs that help patients stay on complex therapies and offers reimbursement, data collection and analysis services.

Medical–Surgical Solutions

Our Medical-Surgical Solutions segment provides medical-surgical supply distribution, equipment, logistics and other services to healthcare providers that include physicians' offices, surgery centers, extended care facilities, homecare and occupational health sites through a network of 29 distribution centers within the U.S. This segment is the leading provider of supplies to the full range of alternate-site healthcare facilities, including physicians' offices, clinics and surgery centers (primary care), long-term care, occupational health facilities and homecare sites (extended care). Through a variety of technology products and services geared towards the supply chain, Medical-Surgical Solutions is focused on helping its customers operate more efficiently while providing the industry's most extensive product offering, including its own private label line. This segment also includes ZEE® Medical, North America's leading provider of first aid, safety and training solutions, providing services to industrial and commercial customers. This business offers an extensive line of products and services aimed at maximizing productivity and minimizing the liability and cost associated with workplace illnesses and injuries.

Provider Technologies

Our Provider Technologies segment provides a comprehensive portfolio of software, automation, support and services to help healthcare organizations improve quality and patient safety, reduce the cost and variability of care and better manage their resources and revenue stream. This segment markets its products and services to integrated delivery networks, hospitals, physician practices, home health providers, retail pharmacies and payors. The segment also sells its solutions internationally through subsidiaries and/or distribution agreements in Canada, the United Kingdom, Ireland, France, the Netherlands, Australia, New Zealand and Israel.

The product portfolio for the Provider Technologies segment is designed to address a wide array of healthcare clinical and business performance needs ranging from medication safety and information access to revenue cycle management, resource utilization and physician adoption of electronic health records ("EHR"). Analytics software enables organizations to measure progress as they automate care processes for optimal clinical outcomes, business and operating results, and regulatory compliance. To ensure that organizations achieve the maximum value for their information technology investment, the Provider Technologies segment also offers a wide range of services to support the implementation and use of solutions as well as assist with business and clinical redesign, process re-engineering and staffing (both information technology and back-office).

Key solution areas are as follows:

Clinical management: Horizon Clinicals® is built with architecture to facilitate integration and enable modular system deployment. It includes a clinical data repository, clinical decision support/physician order entry, point-of-care documentation with bar-coded medication administration, enterprise laboratory, radiology, pharmacy, surgical management, an emergency department solution and an ambulatory EHR system. Horizon Clinicals® also includes solutions to facilitate physician access to patient information such as a Web-based physician portal and wireless devices that draw on information from the hospital's information systems. In addition, the Horizon Clinicals® suite includes a comprehensive solution for homecare, including telehealth and hospice.

Enterprise imaging: In addition to document imaging to facilitate maintenance and access to complete medical records, the segment provides a suite of enterprise medical imaging and information management systems, including a picture archiving communications system and a comprehensive cardiovascular information system. The segment's enterprise-wide approach to medical imaging enables organizations to take advantage of specialty-specific workstations while building an integrated image repository that manages all of the images and information captured throughout the care continuum.

Revenue cycle management: The segment's revenue cycle solutions are designed to reduce days in accounts receivable, prevent insurance claim denials, reduce costs and improve productivity. Examples of solutions include online patient billing, contract management, electronic claims processing and coding compliance checking. The segment's hospital information systems play a key role in managing the revenue cycle by automating the operation of individual departments and their respective functions within the inpatient environment.

Resource management: Resource management solutions consist of an integrated suite of applications that enhance an organization's ability to forecast and optimize enterprise-wide use of resources (labor, supplies, equipment and facilities) associated with the delivery of care. These solutions help automate and link resource requirements to care protocols designed to increase profitability, enhance decision-making and improve business processes.

Automation: Automation solutions include technologies that help hospitals to re-engineer and improve their medication use and supply management processes. Examples include centralized pharmacy automation for unit-dose medications, unit-based cabinet technologies for secure medication storage and rapid retrieval, point-of-use supply automation systems for inventory management and revenue capture, and an automated medication administration system for ensuring accuracy at the point of care. Based on a foundation of bar-code scanning technology, these integrated solutions are designed to reduce errors and bring new levels of safety to patients.

Physician practice solutions: The segment provides a complete solution for physician practices of all sizes that includes software, revenue cycle outsourcing and connectivity services. Software solutions include practice management and EHR software for physicians of every size, specialty or geographic location. The segment's physician practice offering also includes outsourced billing and collection services as well as services that connect physicians with their patients, hospitals, retail pharmacies and payors. Revenue cycle outsourcing enables physician groups to avoid the infrastructure investment and administrative costs of their own in-house billing office. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice.

Connectivity: Following the acquisition of Per-Se Technologies, Inc., in January 2007, we announced a vendor-neutral connectivity business known as RelayHealth®. The RelayHealth® "intelligent" network includes interactive connectivity solutions that streamline clinical, financial and administrative communication between patients, providers, payors, pharmacies and financial institutions. RelayHealth helps to accelerate the delivery of high-quality care and improve financial performance through solutions such as those for online consultation of physicians by patients, electronic prescribing by physicians, point-of-service resolution of pharmacy claims by payors, pre-visit financial clearance of patients by providers and post-visit settlement of provider bills by payors and patients.

In addition to the product offerings described above, the Provider Technologies segment offers a comprehensive range of services to help organizations derive greater value, enhance satisfaction and return on investment throughout the life of the solutions implemented. The range of services includes:

Technology Services: The segment has worked with numerous healthcare organizations to support the smooth operation of their information systems, by providing the technical infrastructure designed to maximize application accessibility, availability, security and performance.

Professional Services: Professional services help customers achieve business results from their software or automation investment. The segment offers a wide array of quality service options, including consulting for business and/or clinical process improvement and re-design as well as implementation, project management, technical and education services relating to all products in the Provider Technologies segment.

Outsourcing Services: The segment helps organizations focus their resources on healthcare while the segment manages their information technology or revenue cycle operations through outsourcing. Outsourcing service options include managing hospital data processing operations, as well as strategic information systems planning and management, revenue cycle processes, payroll processing, business office administration and major system conversions.

Acquisitions, Investments and Discontinued Operations

We have undertaken strategic initiatives in recent years designed to further focus on our core healthcare businesses and enhance our competitive position. We expect to continue to undertake such strategic initiatives in the future. These initiatives are detailed in Financial Notes 2 and 3 to the consolidated financial statements, "Acquisitions and Investments" and "Discontinued Operations," appearing in this Annual Report on Form 10-K.

Competition

In every area of healthcare distribution operations, our Pharmaceutical Solutions and Medical-Surgical Solutions segments face strong competition, both in price and service, from national, regional and local full-line, short-line and specialty wholesalers, service merchandisers, self-warehousing chains, manufacturers engaged in direct distribution and large payor organizations. In addition, these segments face competition from various other service providers and from pharmaceutical and other healthcare manufacturers (as well as other potential customers of the segments) which may from time to time decide to develop, for their own internal needs, supply management capabilities provided by the segments. Price, quality of service and, in some cases, convenience to the customer are generally the principal competitive elements in these segments.

Our Provider Technologies segment experiences substantial competition from many firms, including other computer services firms, consulting firms, shared service vendors, certain hospitals and hospital groups, hardware vendors and Internet-based companies with technology applicable to the healthcare industry. Competition varies in size from small to large companies, in geographical coverage, and in scope and breadth of products and services offered.

Intellectual Property

The principal trademarks and service marks of the Pharmaceutical Solutions and Medical-Surgical Solutions segments include: AccessHealth®, Acumax®, Ask-A-Nurse®, CareEnhance®, Closed Loop Distribution℠, Comets®, ConsumerScript℠, CRMS®, .com Pharmacy Solutions®, Econolink®, Empowering Healthcare®, EnterpriseRx™, Episode Profiler®, Expect More From Moore℠, FrontEdge™, Fulfill-Rx™, Health Mart®, High Performance Pharmacy℠, InterQual®, LoyaltyScript℠, Max Impact℠, McKesson®, McKesson Advantage®, McKesson Empowering Healthcare®, McKesson Max Rewards®, McKesson OneStop Generics®, McKesson Priority Express®, McKesson Supply Manager℠, MediNet™, Medi-Pak®, Mobile Manager℠· Moore Medical®, Moorebrand℠, NOA®, Patterns Profiler™, Pharma360®, PharmacyRx™, Pharmaserv®, PharmAssure℠, ProIntercept®, ProMed®, ProPBM®, RX Pak℠· RX Savings Access®, ServiceFirst®, Staydry®, Sunmark®, Supply Management Online℠, TrialScript®, Valu-Rite®, XVIII B Medi Mart® and ZEE®.

The substantial majority of technical concepts and codes embodied in our Provider Technologies segment's computer programs and program documentation are principally protected as trade secrets. The principal trademarks and service marks for this segment are: Care Fully Connected™, HealthQuest®, Paragon®, Pathways 2000®, TRENDSTAR®, Horizon Clinicals®, HorizonWP®, Series 2000™, STAR 2000™, PracticePoint®, ROBOT-Rx®, MedCarousel®, PACMED™, AcuDose-Rx®, CarePoint-RN™, Connect-Rx®, Connect-RN™, Horizon Admin-Rx™, Pak Plus-Rx®, SelfPace®, Fulfill-Rx℠ and SupplyScan™, Per-Se Technologies® (and logo), Per-Se®, PerYourHealth.com®, ORSOS®, One-Call®, One-Staff®, ANSOS®, Premis®, DataStat®, Medisoft™, ePremis®, Lytec®, E-Script™, WebVisit™, RelayHealth®, Practice Partner® and Physician Micro Systems®.

We also own other registered and unregistered trademarks and service marks and similar rights used by our business segments. All of the principal trademarks and service marks are registered in the United States, or registrations have been applied for with respect to such marks, in addition to certain other jurisdictions. The United States federal registrations of these trademarks have terms of ten or twenty years, depending on date of registration, and are subject to unlimited renewals. We believe we have taken all necessary steps to preserve the registration and duration of our trademarks and service marks, although no assurance can be given that we will be able to successfully enforce or protect our rights thereunder in the event that they are subject to third-party infringement claims. We do not consider any particular patent, license, franchise or concession to be material to our business. We also hold copyrights in, and patents related to, many of our products.

Other Information About the Business

Customers: In recent years, a significant portion of our revenue growth has been with a limited number of large customers. During 2007, sales to our largest customer, Caremark RX, Inc., and ten largest customers accounted for approximately 11% and 51% of our total consolidated revenues. At March 31, 2007, accounts receivable from Caremark RX, Inc. and our ten largest customers were approximately 12% and 48% of total accounts receivable. The majority of these revenues and accounts receivable are included in our Pharmaceutical Solutions segment.

Suppliers: We obtain pharmaceutical and other products from manufacturers, none of which accounted for more than approximately 10% of our purchases in 2007. The loss of a supplier could adversely affect our business if alternate sources of supply are unavailable. We believe that our relationships with our suppliers on the whole are good. The ten largest suppliers in 2007 accounted for approximately 55% of our purchases.

Over the past few years, our U.S. pharmaceutical distribution business has changed how it is compensated for the logistical, capital and administrative services that it provides to branded pharmaceutical manufacturers. Historically, a significant portion of compensation from the manufacturers was inflation-based. We purchased and held pharmaceutical inventory in anticipation of manufacturers increasing their prices. We benefited when the manufacturers increased their prices as we sold the inventory being held at the new higher prices. Commencing in 2003, branded pharmaceutical manufacturers implemented a number of changes such as restricting the volume of product available for purchase by pharmaceutical wholesalers. These changes limited our ability to purchase inventory in advance of price increases and led to volatility in our gross profit. In 2005, manufacturers also reduced the number and average magnitude of price increases.

By early 2006, we had revised most of our distribution arrangements with the manufacturers. Under these new arrangements, a significant portion of our compensation from the manufacturers is generated based on a percentage of purchases and, as a result, we are no longer as dependent upon pharmaceutical price increases. We continue to have certain distribution arrangements with manufacturers that include an inflation-based compensation component while other arrangements remain structured under the historical inflation-based compensation model. For these manufacturers, a reduction in the frequency and magnitude of price increases as well as restrictions in the amount of inventory available to us could adversely impact our gross profit margin. In 2007, we benefited from certain branded manufacturers' price increases on selected drugs.

In addition, with the transition to these new arrangements, purchases from certain manufacturers are better aligned with customer demand and as a result, net financial inventory (inventory, net of accounts payable) decreased in 2006. This decrease had a positive impact on our cash flow from operations. These new arrangements also have somewhat diminished the seasonality of gross profit margin which has historically reflected the pattern of manufacturers' price increases.

Research and Development: Our research and development ("R&D") expenditures primarily consist of our investment in software development held for sale. We expended $359 million, $285 million and $232 million for R&D activities in 2007, 2006 and 2005, and of these amounts, we capitalized 21%, 22% and 21%. R&D expenditures are primarily incurred by our Provider Technologies segment and Payor Group. Our Provider Technologies segment's product development efforts apply computer technology and installation methodologies to specific information processing needs of hospitals. We believe a substantial and sustained commitment to such expenditures is important to the long-term success of this business. Additional information regarding our R&D activities is included in Financial Note 1 to the consolidated financial statements, "Significant Accounting Policies," appearing in this Annual Report on Form 10-K.

Environmental Legislation: We sold our chemical distribution operations in 1987 and retained responsibility for certain environmental obligations. Agreements with the Environmental Protection Agency and certain states may require environmental assessments and cleanups at several closed sites. These matters are described further in Financial Note 17, "Other Commitments and Contingent Liabilities," appearing in this Annual Report on Form 10-K. Other than any expenditures that may be required in connection with those legal matters, we do not anticipate making substantial capital expenditures either for environmental issues, or to comply with environmental laws and regulations in the future. The amount of our capital expenditures for environmental compliance was not material in 2007 and is not expected to be material in the next year.

Employees: On March 31, 2007, we employed approximately 31,800 persons compared to 26,400 in 2006 and 25,200 in 2005.

Financial Information About Foreign and Domestic Operations: Information as to foreign and domestic operations is included in Financial Notes 1 and 21 to the consolidated financial statements, "Significant Accounting Policies" and "Segments of Business," appearing in this Annual Report on Form 10-K.

Item 1A. Risk Factors

Information regarding our risk factors is included in the Financial Review under the captions "Factors Affecting Forward-Looking Statements" and "Additional Factors That May Affect Future Results," beginning on page 48 of this Annual Report on Form 10-K.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Because of the nature of our principal businesses, plant, warehousing, office and other facilities are operated in widely dispersed locations. The warehouses are typically owned or leased on a long-term basis. We consider our operating properties to be in satisfactory condition and adequate to meet our needs for the next several years without making capital expenditures materially higher than historical levels. Information as to material lease commitments is included in Financial Note 12 to the consolidated financial statements, "Lease Obligations," appearing in this Annual Report on Form 10-K.

Item 3. Legal Proceedings

Certain legal proceedings in which we are involved are discussed in Financial Note 17 to our consolidated financial statements, "Other Commitments and Contingent Liabilities," appearing in this Annual Report on Form 10-K.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended March 31, 2007.

McKESSON CORPORATION

Executive Officers of the Registrant

The following table sets forth information regarding the executive officers of the Company, including their principal occupations during the past five years. The number of years of service with the Company includes service with predecessor companies.

There are no family relationships between any of the executive officers or directors of the Company. The executive officers are chosen annually to serve until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

Name	Age	Position with Registrant and Business Experience
John H. Hammergren	48	Chairman of the Board since July 31, 2002; President and Chief Executive Officer since April 1, 2001; Co-President and Co-Chief Executive Officer from July 1999 to April 1, 2001 and a director since July 1999. Service with the Company – 11 years.
Jeffrey C. Campbell.............	46	Executive Vice President and Chief Financial Officer since April 2004; Chief Financial Officer since December 2003; Senior Vice President since January 2004. Senior Vice President and Chief Financial Officer, AMR Corporation (2002-2003); Vice President Europe (2000-2002). Service with the Company – 3 years.
Paul C. Julian.......................	51	Executive Vice President, Group President since April 2004; Senior Vice President since August 1999; President of the Supply Solutions Business since March 2000. Service with the Company – 11 years.
Paul E. Kirincic	56	Executive Vice President, Human Resources since April 2004; Senior Vice President, Human Resources since January 2001. Vice President, Human Resources, Consumer Health Sector, Warner Lambert (1998-2001). Service with the Company – 6 years.
Marc E. Owen......................	47	Executive Vice President, Corporate Strategy and Business Development since April 2004; Senior Vice President, Corporate Strategy and Business Development since October 2001; consultant to the Company April 2001-September 2001, when he joined the Company. Service with the Company – 6 years.
Pamela J. Pure	46	Executive Vice President, President, McKesson Provider Technologies since April 2004; McKesson Information Solutions, Chief Operating Officer (2002-2004), Group President (2001-2002). Chief Operating Officer, Channel Health (1999-2001). Service with the Company – 6 years.
Laureen E. Seeger................	45	Executive Vice President, General Counsel and Secretary since March 2006; Vice President and General Counsel McKesson Provider Technologies (2000-2006). Service with the Company – 7 years.
Randall N. Spratt	55	Executive Vice President, Chief Information Officer since July 2005; Senior Vice President, Chief Process Officer, McKesson Provider Technologies (2003-2005); Senior Vice President, Imaging, Technology and Business Process Improvement (2001-2003); Senior Vice President, Technology and Standards, McKesson Information Solutions (2000-2001). Service with the Company – 11 years

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, Issuer Purchases of Equity Securities and Stock Price Performance Graph

(a) *Market Information:* The principal market on which the Company's common stock is traded is the New York Stock Exchange ("NYSE"). High and low prices for the common stock by quarter are included in Financial Note 22 to the consolidated financial statements, "Quarterly Financial Information (Unaudited)," appearing in this Annual Report on Form 10-K.

(b) *Holders:* The number of record holders of the Company's common stock at March 31, 2007 was approximately 10,000.

(c) *Dividends:* Dividend information is included in Financial Note 22 to the consolidated financial statements, "Quarterly Financial Information (Unaudited)," appearing in this Annual Report on Form 10-K.

(d) *Share Repurchase Plans:* The following table provides information on the Company's share repurchases during the fourth quarter of 2007:

	Share Repurchases [(2)]			
(In millions, except price per share)	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs[(1)]
January 1, 2007 – January 31, 2007	-	$ -	-	$ 247
February 1, 2007 – February 28, 2007	3	56.29	3	95
March 1, 2007 – March 31, 2007	2	55.70	2	-
Total	5	56.06	5	-

(1) On July 26, 2006, the Company's Board of Directors (the "Board") approved a plan to repurchase up to a total of $500 million of the Company's common stock. The Company completed this plan in the fourth quarter of 2007.
(2) This table does not include shares tendered to satisfy the exercise price in connection with cashless exercises of employee stock options or shares tendered to satisfy tax withholding obligations in connection with employee equity awards.

On April 25, 2007, the Board approved an additional share repurchase plan of up to $1.0 billion of the Company's common stock.

(e) *Stock Price Performance Graph:* The following graph compares the cumulative total stockholder return on the Company's common stock for the periods indicated with the Standard & Poor's 500 Index and the Value Line Health Care Sector Index (composed of 154 companies in the health care industry, including the Company).



$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
McKesson Corporation
S&P 500 Index
Value Line Healthcare Sector Index
2002
2003
2004
2005
2006
2007

	March 31,											
	2002		2003		2004		2005		2006		2007	
McKesson Corporation	$	100.00	$	67.26	$	81.82	$	103.40	$	143.52	$	161.93
S&P 500 Index	$	100.00	$	75.24	$	101.66	$	108.47	$	121.19	$	135.53
Value Line HealthCare Sector Index	$	100.00	$	82.12	$	96.26	$	101.09	$	113.61	$	120.77

* Assumes $100 invested in McKesson Common Stock and in each index on March 31, 2002 and that all dividends are reinvested.

Item 6. Selected Financial Data

Selected financial data is presented in the Five-Year Highlights section of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Management's discussion and analysis of the Company's results of operations and financial condition are presented in the Financial Review section of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Information required by this item is included in the Financial Review section of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Financial Statements and Supplementary Data are included as separate sections of this Annual Report on Form 10-K. See Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, with the participation of other members of the Company's management, have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, and have concluded that our disclosure controls and procedures are effective based on their evaluation of these controls and procedures as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Internal Control over Financial Reporting

Management's report on the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) in the Exchange Act), and the related report of our independent registered public accounting firm, are included on page 56 and page 57 of this Annual Report on Form 10-K, under the headings, "Management's Annual Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," and are incorporated herein by reference.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information about our Directors is incorporated by reference from the discussion under Item 1 of our proxy statement for the 2007 Annual Meeting of Stockholders (the "Proxy Statement") under the heading "Election of Directors." Information about compliance with Section 16(a) of the Exchange Act is incorporated by reference from the discussion under the heading "10-K Section 16(a) Beneficial Ownership Compliance" in our Proxy Statement. Information about our Audit Committee, including the members of the committee, and our Audit Committee financial expert is incorporated by reference from the discussion under the headings "Audit Committee Report" and "Audit Committee Financial Expert" in our Proxy Statement. The balance of the information required by this item is contained in the discussion entitled "Executive Officers of the Registrant" in Item 4 of Part I of this Annual Report on Form 10-K.

Pursuant to Section 303A.12 (a) of the NYSE Listed Company Manual, the Company's Chief Executive Officer submitted a certification, dated August 21, 2006, stating that, as of such date, he was not aware of any violation by the Company of any NYSE corporate governance listing standards.

Information about the Code of Ethics governing our Chief Executive Officer, Chief Financial Officer, Controller and Financial Managers can be found on our Web site, www.mckesson.com, under the Governance tab. The Company's Corporate Governance Guidelines and Charters for the Audit and Compensation Committees and the Committee on Directors and Corporate Governance can also be found on our Web site under the Governance tab.

Copies of these documents may be obtained from:

Corporate Secretary
McKesson Corporation
One Post Street, 33rd Floor
San Francisco, CA 94104
(800) 826-9360

The Company intends to disclose required information regarding any amendment to or waiver under the Code of Ethics referred to above by posting such information on our Web site within four business days after any such amendment or waiver.

Item 11. Executive Compensation

Information with respect to this item is incorporated by reference from the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information about security ownership of certain beneficial owners and management is incorporated by reference from the Proxy Statement.

McKESSON CORPORATION

The following table sets forth information as of March 31, 2007 with respect to the plans under which the Company's common stock is authorized for issuance:

Plan Category *(In millions, except per share amounts)*	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)**
Equity compensation plans approved by security holders(1)	18.9	$ 52.73	8.8 (2)
Equity compensation plans not approved by security holders(3),(4)	14.4	34.55	0.3

(1) Includes the 1973 Stock Purchase Plan and the 2000 Employee Stock Purchase Plan ("ESPP"). Also includes options outstanding under the 1994 Stock Option and Restricted Stock Plan, which expired October 2004, the 2005 Stock Plan, and the 1997 Non-Employee Directors' Equity Compensation and Deferral Plan, which was replaced by the 2005 Stock Plan, following its approval by the stockholders on July 27, 2005.

(2) Includes 1,424,882 shares which remained available for purchase under the ESPP at March 31, 2007.

(3) Includes the 1999 Executive Stock Purchase Plan and a small assumed sharesave scheme (similar to the ESPP) in the United Kingdom. Also includes options that remain outstanding under the terminated broad-based 1999 Stock Option and Restricted Stock Plan, the 1998 Canadian Stock Incentive Plan, and two stock option plans, all of which were replaced by the 2005 Stock Plan following its approval by the stockholders on July 27, 2005.

(4) As a result of acquisitions, the Company currently has 8 assumed option plans under which options are exercisable for 2,358,337 shares of Company common stock. No further awards will be made under any of the assumed plans and information regarding the assumed options is not included in the table above.

The following are descriptions of equity plans that have been approved by the Company's stockholders. The plans are administered by the Compensation Committee of the Board of Directors, except for the portion of the 2005 Stock Plan related to Non-Employee Directors which is administered by the Committee on Directors and Corporate Governance.

2005 Stock Plan (the "2005 Stock Plan"): The 2005 Stock Plan was adopted by the Board of Directors on May 25, 2005 and approved by the Company's stockholders on July 27, 2005. The 2005 Stock Plan provides for the grant of up to 13 million shares, in the form of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance shares and other share-based awards. For any one share of common stock issued in connection with a stock-settled stock appreciation right, restricted stock award, restricted stock unit award, performance share or other share-based award, two shares shall be deducted from the shares available for future grants. Shares of common stock not issued or delivered as a result of the net exercise of a stock appreciation right or option, shares used to pay the withholding taxes related to a stock award, or shares repurchased on the open market with proceeds from the exercise of options shall not be returned to the reserve of shares available for issuance under the 2005 Stock Plan.

Options are granted at not less than fair market value and have a term of seven years. Options generally become exercisable in four equal annual installments beginning one year after the grant date, or after four years from the date of grant. The award or vesting of restricted stock, restricted stock units ("RSUs") or performance based RSUs may be conditioned upon the attainment of one or more performance objectives. Vesting of such awards is generally a three year cliff.

Non-employee directors receive an annual grant of up to 5,000 RSUs, currently set at 2,500 RSUs, which vest immediately, however payment of any shares is delayed until the director is no longer performing services for the Company. The 2005 Stock Plan replaced the 1997 Non-Employee Directors Equity Compensation and Deferral Plan.

1973 Stock Purchase Plan (the "SPP"): The SPP was adopted by the stockholders of the Company's predecessor in 1973. The Company's stockholders approved an additional 2.5 million shares to be issued under the SPP in 1999, which remain available for issuance. Rights to purchase shares are granted under the SPP to key employees of the Company as determined by the Compensation Committee of the Board. The purchase price, to be paid in cash or using promissory notes of the Company's common stock, subject to rights granted under the SPP, is the fair market value of such stock on the date the right is exercised.

2000 Employee Stock Purchase Plan (the "ESPP"): The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. In March 2002, the Board amended the ESPP to allow for participation in the plan by employees of certain of the Company's international and other subsidiaries. As to those employees, the ESPP does not so qualify. Currently, 11 million shares have been authorized for issuance under the ESPP.

The ESPP is implemented through a continuous series of three-month purchase periods ("Purchase Periods") during which contributions can be made toward the purchase of common stock under the plan.

Each eligible employee may elect to authorize regular payroll deductions during the next succeeding Purchase Period, the amount of which may not exceed 15% of a participant's compensation. At the end of each Purchase Period, the funds withheld by each participant will be used to purchase shares of the Company's common stock. The purchase price of each share of the Company's common stock is based on 85% of the fair market value of each share on the last day of the applicable Purchase Period. In general, the maximum number of shares of common stock that may be purchased by a participant for each calendar year is determined by dividing $25,000 by the fair market value of one share of common stock on the offering date.

The following are descriptions of equity plans that have not been submitted for approval by the Company's stockholders:

On July 27, 2005, the Company's stockholders approved the 2005 Stock Plan which had the effect of terminating the 1999 Stock Option and Restricted Stock Plan, the 1998 Canadian Stock Incentive Plan, the Stock Option Plans adopted in January 1999 and August 1999, which plans had not been submitted for approval by the Company's stockholders, and the 1997 Non-Employee Directors' Equity Compensation and Deferral Plan, which had previously been approved by the Company's stockholders. Prior grants under these plans include stock options, restricted stock and RSUs. Stock options under the terminated plans generally have a ten-year life and vest over four years. Restricted stock contains certain restrictions on transferability and may not be transferred until such restrictions lapse. Each of these plans has outstanding equity grants, which are subject to the terms and conditions of their respective plans, but no new grants will be made under these terminated plans.

1999 Executive Stock Purchase Plan (the "1999 SPP"): The 1999 SPP was adopted by the Board of Directors in February 1999. The 1999 SPP provided for the grant of rights to purchase a maximum of 0.7 million shares of common stock subject to the NYSE limits. No further grants will be made from the 1999 SPP. Rights to purchase shares were granted under the 1999 SPP to eligible employees of the Company. The purchase price, to be paid in cash or using promissory notes, for the Company's common stock subject to rights granted under the 1999 SPP was equal to the fair market value of the Company's common stock on the date the right was exercised (which was the closing price of the Company's common stock on the NYSE). Purchases were evidenced by written stock purchase agreements which provide for the payment of the purchase price by (i) payment in cash, or (ii) a promissory note payable on a repayment schedule determined by the Compensation Committee of the Board, or (iii) a combination of (i) and (ii).

HBOC 1994 UK Sharesave Scheme (the "1994 Scheme"): In connection with the acquisition by the Company of HBO & Company ("HBOC"), we assumed the HBOC 1994 Scheme, which is similar to the ESPP, under which approximately 0.2 million shares remain available for issuance. Employees and previous directors of HBOC and its subsidiaries, who are residents of the United Kingdom, are eligible to receive options under the 1994 Scheme. The exercise price of the stock covered by each option shall not be less than 85% of the fair market value of the Company's common stock on the date the option is granted. Participants under the 1994 Scheme pay for options through monthly contributions, subject to minimum and maximum monthly limits. We no longer offer any new options under the 1994 Scheme.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information with respect to certain transactions with management is incorporated by reference from the Proxy Statement under the heading "Certain Relationships and Related Transactions." Additional information regarding related party transactions is included in the Financial Review section of this Annual Report on Form 10-K and Financial Note 20, "Related Party Balances and Transactions," to the consolidated financial statements.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is set forth under the heading "Ratification of Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2008" in our Proxy Statement and all such information is incorporated herein by reference.

McKESSON CORPORATION

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) *Financial Statements, Financial Statement Schedule and Exhibits*

	Page
Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm. See "Index to Consolidated Financial Information"	25
Supplementary Consolidated Financial Statement Schedule—Valuation and Qualifying Accounts	21

Financial statements and schedules not included have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the financial statements, financial notes or supplementary financial information.

Exhibits submitted with this Annual Report on Form 10-K as filed with the SEC and those incorporated by reference to other filings are listed on the Exhibit Index	22

McKESSON CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McKESSON CORPORATION

Dated: May 9, 2007

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

On behalf of the Registrant and pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the date indicated:

*
John H. Hammergren
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

*
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

*
Nigel A. Rees
Vice President and Controller
(Principal Accounting Officer)

*
Wayne A. Budd, Director

*
Alton F. Irby III, Director

*
M. Christine Jacobs, Director

*
Marie L. Knowles, Director

*
David M. Lawrence M.D., Director

*
Robert W. Matschullat, Director

*
James V. Napier, Director

*
Jane E. Shaw, Director

/s/ Laureen E. Seeger
Laureen E. Seeger
*Attorney-in-Fact

Dated: May 9, 2007

McKESSON CORPORATION

SCHEDULE II

SUPPLEMENTARY CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended March 31, 2007, 2006 and 2005
(In millions)

		Additions			
Description	**Balance at Beginning of Year**	**Charged to Costs and Expenses**	**Charged to Other Accounts [5]**	**Deductions From Allowance Accounts [1]**	**Balance at End of Year [2]**
Year Ended March 31, 2007					
Allowances for doubtful accounts	$ 124	$ 24	$ 15	$ (24)	$ 139
Other allowances	7	4	-	-	11
	$ 131	$ 28	$ 15	$ (24)	$ 150 [4]
Year Ended March 31, 2006					
Allowances for doubtful accounts	$ 113	$ 26	$ 23	$ (38) [3]	$ 124
Other allowances	3	3	1	-	7
	$ 116	$ 29	$ 24	$ (38)	$ 131
Year Ended March 31, 2005					
Allowances for doubtful accounts	$ 133	$ 16	$ 9	$ (45)	$ 113
Other allowances	4	-	-	(1)	3
	$ 137	$ 16	$ 9	$ (46)	$ 116

	2007	2006	2005
(1) Deductions:			
Written off	$ 24	$ 23	$ 46
Credited to other accounts	-	15 [3]	-
Total	$ 24	$ 38	$ 46
(2) Amounts shown as deductions from receivables.	$ 150	$ 131	$ 116

(3) Includes a $15 million recovery of a previously reserved doubtful account.

(4) Includes a $10 million allowance for non-current receivables.

(5) Primarily represents additions relating to acquisitions.

McKESSON CORPORATION

EXHIBIT INDEX

Exhibits identified in parentheses below are on file with the Commission and are incorporated by reference as exhibits hereto.

Exhibit Number	Description
3.1	Certificate of Amendment of Restated Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on August 1, 2002 (Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-13252).
3.2	Restated Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on November 9, 2001 (Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-13252).
3.3	Amended and Restated By-Laws of the Company, dated as of January 4, 2007 (Exhibit 3.1 to the Company's Current Report on Form 8-K, Date of Report, January 4, 2007, File No 1-13252).
4.3	Indenture, dated as of March 11, 1997, between the Company, as Issuer, and The First National Bank of Chicago, as Trustee (Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, File No. 1-13252).
4.4	Amended and Restated Declaration of Trust of McKesson Financing Trust, dated as of February 20, 1997, among the Company, The First National Bank of Chicago, as Institutional Trustee, First Chicago, Inc., as Delaware Trustee, and the Regular Trustees (Exhibit 4.2, to Amendment No. 1 to the Company's Registration Statement on Form S-3, Registration No. 333-26443, filed on June 18, 1997).
4.5	Indenture, dated as of January 29, 2002, between the Company, as Issuer, and the Bank of New York, as Trustee (Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, File No. 1-13252).
4.6	Indenture, dated as of March 5, 2007, by and between McKesson Corporation, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee (Exhibit 4.1 to the Company's Current Report on Form 8-K, Date of Report, February 28, 2007, File No. 1-13252).
10.1	Letter Agreement, dated January 11, 2005, and Annex A (Stipulation and Agreement of Settlement between Lead Plaintiff and Defendants McKesson HBOC, Inc. and HBO & Company) thereto in connection with the consolidated securities class action (Exhibit 99.1 to the Company's Current Report on Form 8-K, Date of Report, January 18, 2005, File No. 1-13252).
10.2*	McKesson Corporation 1999 Stock Option and Restricted Stock Plan, as amended through March 31, 2004 (Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, File No. 1-13252).
10.3*	Statement of Terms and Conditions Applicable to certain Stock Options granted on August 16, 1999 (Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, File No. 1-13252).
10.4*	McKesson Corporation 1997 Non-Employee Directors' Equity Compensation and Deferral Plan, as amended through January 29, 2003 (Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, File No. 1-13252).
10.5*	McKesson Corporation Supplemental PSIP, as amended and restated as of January 29, 2003 (Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, File No. 1-13252).
10.6*	McKesson Corporation Deferred Compensation Administration Plan, amended and restated effective October 28, 2004 (Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.7*	McKesson Corporation Deferred Compensation Administration Plan II, as amended and restated effective October 28, 2004 (Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.8*	McKesson Corporation 1994 Option Gain Deferral Plan, as amended and restated effective October 28, 2004 (Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.9*	McKesson Corporation Management Deferred Compensation Plan, amended and restated as of October 28, 2004 (Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.10*	McKesson Corporation Executive Benefit Retirement Plan, as amended and restated as of October 27, 2006 (Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).

Exhibit Number	Description
10.11*	McKesson Corporation Executive Survivor Benefits Plan, as amended and restated as of October 28, 2004 (Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.12*	McKesson Corporation Executive Medical Plan, as amended and restated effective January 1, 2004 (Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.13*	McKesson Corporation Severance Policy for Executive Employees, as amended and restated January 1, 2005 (Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).
10.14*	McKesson Corporation 2005 Management Incentive Plan, as amended and restated effective as of October 27, 2006 (Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).
10.15*	McKesson Corporation Long-Term Incentive Plan, as amended and restated as of Janurary 1, 2005 (Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).
10.16*	McKesson Corporation Stock Purchase Plan, as amended through July 31, 2002 (Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, File No. 1-13252).
10.17*	McKesson Corporation 1999 Executive Stock Purchase Plan (Exhibit 99.1 to the Company's Registration Statement on Form S-8, Registration No. 333-71917 filed on February 5, 1999).
10.18*	Statement of Terms and Conditions Applicable to Certain Stock Options Granted on January 27, 1999 (Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999, File No. 1-13252).
10.19*	Form of Restricted Stock Unit Agreement under the 2005 Stock Plan (Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, File No. 1-13252).
10.20*	Form of Stock Option Grant Notice under the 2005 Stock Plan (Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, File No. 1-13252).
10.21*	McKesson Corporation 2005 Stock Plan, as amended and restated as of May 25, 2005 (Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).
10.22*	Statement of Terms and Conditions Applicable to Restricted Stock Units Granted to Outside Directors Pursuant to the 2005 Stock Plan, effective July 27, 2005 (Exhibit 10.3 to the Company's Current Report on Form 8-K, Date of Report, July 27, 2005, File No. 1-13252).
10.23*	Statement of Terms and Conditions Applicable to Options, Restricted Stock, Restricted Stock Units and Performance Shares Granted to Employees Pursuant to the 2005 Stock Plan, effective April 25, 2006 (Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, File No. 1-13252).
10.24	Deed of Settlement and Amendment in Relation to Human Resources and Payroll Services Contract, dated as of June 22, 2005, between the Secretary of State for Health for the United Kingdom and McKesson Information Solutions UK Limited (Confidential treatment has been granted for certain portions of this exhibit and such confidential portions have been filed with the Commission) (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 1-13252).
10.25	Amended and Restated Receivables Purchase Agreement, dated as of June 11, 2004, among the Company, as servicer, CGSF Funding Corporation, as seller, the several conduit purchasers from time to time party to the Agreement, the several committed purchasers from time to time party to the Agreement, the several managing agents from time to time party to the Agreement, and Bank One, N.A. (Main Office Chicago), as collateral agent. (Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, File No. 1-13252).
10.26	Credit Agreement, dated as of September 24, 2004, among McKesson Corporation, McKesson Canada Corporation, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. acting through its Canada branch, as Canadian Administrative Agent with respect to the Canadian Loans and the Bankers' Acceptance Facility, Wachovia Bank, National Association, as L/C Issuer, and each lender from time to time party thereto (Exhibit 99.1 to the Company's Current Report on Form 8-K, Date of Report, September 24, 2004, File No. 1-13252).
10.27	Purchase Agreement, dated as of December 31, 2002, between McKesson Capital Corp. and General Electric Capital Corporation (Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, File No. 1-13252).

Exhibit Number	Description
10.28	Services Agreement, dated as of December 31, 2002, between McKesson Capital Corp. and General Electric Capital Corporation (Exhibit 10.42 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, File No. 1-13252).
10.29	Interim Credit Agreeement, dated as of January 26, 2007, among McKesson Corporation, Bank of America N.A., as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, the other Lenders party thereto, and Banc of America Securities LLC and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Book Managers (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report, January 26, 2007, File No. 1-13252).
10.30*	Employment Agreement, dated as of November 1, 2006, by and between the Company and its Chairman, President and Chief Executive Officer (Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No 1-13252).
10.31*	Employment Agreement, dated as of November 1, 2006, by and between the Company and its Executive Vice President and President, Provider Technologies (Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, File No. 1-13252).
10.32*	Employment Agreement, dated as of November 1, 2006, by and between the Company and its Executive Vice President and Group President (Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, File No. 1-13252).
10.33*	McKesson Corporation Change in Control Policy for Selected Executive Employees, effective as of November 1, 2006 (Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).
10.34*	McKesson Corporation Deferred Compensation Administration Plan ("DCAP III"), effective as of January 1, 2005 (Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-13252).
10.35*	Statement of Terms and Conditions Applicable to Officers Purusant to the 2005 Stock Plan (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report, May 23, 2006, File No 1-13252).
10.36*	Statement of Terms and Conditions Applicable to the Chief Executive Officer Purusant to the 2005 Stock Plan (Exhibit 10.2 to the Company's Current Report on Form 8-K, Date of Report, May 23, 2006, File No 1-13252).
12	Calculation of Ratio of Earnings to Fixed Charges
21	List of Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
24	Power of Attorney
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensation plan or arrangement in which directors and/or executive officers are eligible to participate.

Registrant agrees to furnish to the Commission upon request a copy of each instrument defining the rights of security holders with respect to issues of long-term debt of the Registrant, the authorized principal amount of which does not exceed 10% of the total assets of the Registrant.

McKESSON CORPORATION

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

	Page
Five-Year Highlights	26
Financial Review	27
Management's Annual Report on Internal Control Over Financial Reporting	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Financial Statements:	
Consolidated Statements of Operations for the years ended March 31, 2007, 2006 and 2005	58
Consolidated Balance Sheets as of March 31, 2007 and 2006	59
Consolidated Statements of Stockholders' Equity for the years ended March 31, 2007, 2006 and 2005	60
Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005	61
Financial Notes	62

McKESSON CORPORATION

FIVE-YEAR HIGHLIGHTS

(In millions, except per share amounts and ratios)	As of and for the Years Ended March 31, 2007	2006	2005	2004	2003
Operating Results					
Revenues	$ 92,977	$ 86,983	$ 79,096	$ 67,993	$ 55,710
Percent change	6.9%	10.0%	16.3%	22.0%	14.8%
Gross profit	4,332	3,777	3,342	3,107	2,954
Income (loss) from continuing operations before income taxes	1,297	1,171	(266)	869	812
Income (loss) after income taxes					
Continuing operations	968	745	(173)	621	538
Discontinued operations	(55)	6	16	26	17
Net income (loss)	913	751	(157)	647	555
Financial Position					
Working capital	2,730	3,527	3,658	3,706	3,394
Days sales outstanding for: (1)					
Customer receivables	21	22	23	25	26
Inventories	32	29	34	36	39
Drafts and accounts payable	43	41	40	40	42
Total assets	23,943	20,961	18,775	16,240	14,361
Total debt, including capital lease obligations	1,958	991	1,211	1,485	1,507
Stockholders' equity	6,273	5,907	5,275	5,165	4,525
Property acquisitions	126	166	135	110	113
Acquisitions of businesses, net	1,938	589	76	49	386
Common Share Information					
Common shares outstanding at year-end	295	304	299	290	291
Shares on which earnings (loss) per common share were based					
Diluted	305	316	294	299	299
Basic	298	306	294	290	289
Diluted earnings (loss) per common share (2)					
Continuing operations	3.17	2.36	(0.59)	2.10	1.82
Discontinued operations	(0.18)	0.02	0.06	0.09	0.06
Total	2.99	2.38	(0.53)	2.19	1.88
Cash dividends declared	72	74	71	70	70
Cash dividends declared per common share	0.24	0.24	0.24	0.24	0.24
Book value per common share (3)	21.26	19.43	17.64	17.81	15.55
Market value per common share – year end	58.54	52.13	37.75	30.09	24.93
Supplemental Data					
Capital employed (4)	8,231	6,898	6,486	6,650	6,032
Debt to capital ratio (5)	23.8%	14.4%	18.7%	22.3%	25.0%
Net debt to net capital employed (6)	0.1%	(24.1)%	(12.6)%	13.1%	17.9%
Average stockholders' equity (7)	6,022	5,736	5,264	4,835	4,216
Return on stockholders' equity (8)	15.2%	13.1%	(3.0)%	13.4%	13.2%

Footnotes to Five-Year Highlights:

(1) Based on year-end balances and sales or cost of sales for the last 90 days of the year. Days sales outstanding for customer receivables are adjusted to include accounts receivable sold.
(2) Certain computations may reflect rounding adjustments.
(3) Represents stockholders' equity divided by year-end common shares outstanding.
(4) Consists of total debt and stockholders' equity.
(5) Ratio is computed as total debt divided by capital employed.
(6) Ratio is computed as total debt, net of cash and cash equivalents ("net debt"), divided by net debt and stockholders' equity ("net capital employed").
(7) Represents a five-quarter average of stockholders' equity.
(8) Ratio is computed as net income (loss), divided by a five-quarter average of stockholders' equity.

FINANCIAL REVIEW

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

GENERAL

Management's discussion and analysis of results of operations and financial condition, referred to as the Financial Review, is intended to assist the reader in the understanding and assessment of significant changes and trends related to the results of operations and financial position of the Company together with its subsidiaries. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying financial notes. The Company's fiscal year begins on April 1 and ends on March 31. Unless otherwise noted, all references in this document to a particular year shall mean the Company's fiscal year.

We conduct our business through three operating segments: Pharmaceutical Solutions, Medical-Surgical Solutions and Provider Technologies. See Financial Note 1 to the accompanying consolidated financial statements, "Significant Accounting Policies," for a description of these segments.

RESULTS OF OPERATIONS

Overview:

	Years Ended March 31,		
(In millions, except per share data)	2007	2006	2005
Revenues	$ 92,977	$ 86,983	$ 79,096
Securities Litigation credit (charge), net	6	(45)	(1,200)
Income (Loss) from Continuing Operations Before Income Taxes	1,297	1,171	(266)
Discontinued Operations, net	(55)	6	16
Net Income (Loss)	913	751	(157)
Diluted Earnings (Loss) Per Share	$ 2.99	$ 2.38	$ (0.53)

Revenues increased 7% to $93.0 billion and 10% to $87.0 billion in 2007 and 2006. The increase in revenues primarily reflects growth in our Pharmaceutical Solutions segment, which accounted for over 95% of our consolidated revenues. Increases in revenue for this segment were primarily due to market growth rates and due to our acquisition of D&K Healthcare Resources, Inc. ("D&K") during the second quarter of 2006.

Gross profit increased 15% to $4.3 billion and 13% to $3.8 billion in 2007 and 2006. As a percentage of revenues, gross profit increased 32 basis points ("bp") to 4.66% in 2007 and 11 bp to 4.34% in 2006. Our 2007, 2006 and 2005 gross profit includes the receipt of $10 million, $95 million and $41 million of cash proceeds representing our share of settlements of antitrust class action lawsuits. Excluding these settlements, gross profit margin increased by 42 bp and 6 bp in 2007 and 2006. The increase in our 2007 gross profit margin primarily reflects improvement in margins in our U.S. pharmaceutical distribution business.

Operating expenses were $3.1 billion, $2.7 billion and $3.6 billion in 2007, 2006 and 2005. Operating expenses for 2007, 2006 and 2005 includes a pre-tax credit of $6 million and pre-tax charges of $45 million and $1.2 billion for our Securities Litigation. Excluding the Securities Litigation charges or credit, operating expenses increased 18% in 2007 and 11% in 2006 primarily reflecting additional operating expenses incurred to support our sales growth and higher compensation expenses including expenses associated with our implementation of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-based Compensation". SFAS No. 123(R) was implemented on April 1, 2006 and requires us to expense all share-based compensation. Operating expenses were also impacted by our business acquisitions, including our acquisition of D&K.

Other income, net in 2007 approximated that of 2006. Other income, net increased 104% to $139 million in 2006 primarily reflecting increases in our interest income due to our favorable cash balances.

Interest expense increased 5% to $99 million in 2007 and decreased 20% to $94 million in 2006. Interest expense increased in 2007 primarily reflecting the issuance of $1.0 billion of debt as part of our $1.8 billion acquisition of Per-Se Technologies, Inc. ("Per-Se"). Interest expense decreased in 2006 primarily reflecting the repayment of $250 million of term debt in the fourth quarter of 2005.

Income (loss) from continuing operations before income taxes was $1,297 million, $1,171 million and ($266) million in 2007, 2006 and 2005, reflecting the above noted factors.

Our reported income tax rates were 25.4%, 36.4% and 35.0% in 2007, 2006 and 2005. Fluctuations in our reported income tax rates are primarily due to changes in income within states and foreign countries that have lower tax rates. Additionally, in 2007, we recorded an $83 million credit to our income tax provision relating to the reversal of income tax reserves for our Securities Litigation. The tax reserves were initially established in 2005 for future resolution of uncertain tax matters related to our Securities Litigation, which were favorably resolved in 2007.

Results from discontinued operations include an after-tax loss of $55 million and after tax gains of $6 million and $16 million, or ($0.18), $0.02 and $0.06 per diluted share in 2007, 2006 and 2005. During the second quarter of 2007, we sold our Medical-Surgical Solutions segment's Acute Care business for net cash proceeds of $160 million. Financial results for this business for 2007 reflect an after-tax loss of $66 million, which includes a $79 million non-tax deductible write-off of goodwill. Financial results for the Acute Care business have been reclassified as a discontinued operation for all periods presented.

Net income (loss) was $913 million, $751 million and ($157) million in 2007, 2006 and 2005 and diluted earnings (loss) per share was $2.99, $2.38 and ($0.53). Excluding the Securities Litigation charges or credit, net income would have been $826 million, $781 million and $653 million in 2007, 2006 and 2005 and diluted earnings per share would have been $2.71, $2.48 and $2.19.

Revenues:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Pharmaceutical Solutions			
U.S. Healthcare direct distribution & services	$ 54,461	$ 52,032	$ 46,958
U.S. Healthcare sales to customers' warehouses	27,555	25,462	23,755
Subtotal	82,016	77,494	70,713
Canada distribution & services	6,692	5,910	5,211
Total Pharmaceutical Solutions	88,708	83,404	75,924
Medical-Surgical Solutions	2,364	2,037	1,870
Provider Technologies			
Services	1,365	1,069	936
Software and software systems	374	322	246
Hardware	166	151	120
Total Provider Technologies	1,905	1,542	1,302
Total Revenues	$ 92,977	$ 86,983	$ 79,096

Revenues increased 7% to $93.0 billion in 2007 and 10% to $87.0 billion in 2006. The growth in revenues was primarily driven by our Pharmaceutical Solutions segment, which accounted for over 95% of revenues.

The customer mix of our U.S. pharmaceutical distribution revenues was as follows:

	2007	2006	2005
Direct Sales			
Independents	13%	12%	12%
Retail Chains	23	22	20
Institutions	29	32	34
Subtotal	65	66	66
Sales to customers' warehouses	35	34	34
Total	100%	100%	100%

U.S. Healthcare pharmaceutical direct distribution and service revenues increased in 2007 primarily reflecting market growth rates, partially offset by the loss of a large customer. Revenues for 2007 were also impacted by our acquisition of D&K during the second quarter of 2006 and by expanded agreements with customers. Revenues for this segment increased in 2006 primarily due to our acquisition of D&K and growth among existing customers which includes market growth rates. Market growth rates reflect growing drug utilization and price increases, which are offset in part by the increased use of lower priced generics.

U.S. Healthcare sales to customers' warehouses increased over the last two years primarily as a result of new and expanded agreements with customers. Partially offsetting these increases was a decrease in volume from a large customer commencing in 2006. Sales to customers' warehouses represent large volume sales of pharmaceuticals primarily to a limited number of large self-warehousing customers whereby we order bulk product from the manufacturer, receive and process the product through our central distribution facility and subsequently deliver the bulk product (generally in the same form as received from the manufacturer) directly to our customers' warehouses. These sales provide a benefit to our customers in that they can use one source for both their direct store-to-store business and their warehouse business. We have significantly lower gross profit margin on these sales as we pass much of the efficiency of this low cost-to-serve model onto the customer. These sales do, however, contribute to our gross profit dollars.

Canadian pharmaceutical distribution revenues increased over the last two years primarily reflecting market growth rates and favorable exchange rates. Canadian revenues benefited from a 5%, 7% and 7% foreign currency impact in 2007, 2006 and 2005.

Medical-Surgical Solutions segment distribution revenues increased in 2007 primarily reflecting stronger than average market growth rates and due to the acquisition of Sterling Medical Services LLC ("Sterling") during the first quarter of 2007. Sterling is based in Moorestown, New Jersey, and is a national provider and distributor of disposable medical supplies, health management services and quality management programs to the home care market. This segment's revenues also increased in 2006 primarily due to market growth rates.

Provider Technologies revenues increased over the last two years primarily reflecting greater domestic implementations of clinical, imaging, revenue cycle and resource management software solutions. In 2007, revenues for this segment also benefited from increased software solution implementations, and to a lesser extent, due to our acquisition of Per-Se during the fourth quarter of 2007.

Gross Profit:

(Dollars in millions)	Years Ended March 31, 2007	2006	2005
Gross Profit			
Pharmaceutical Solutions	$ 2,757	$ 2,485	$ 2,188
Medical-Surgical Solutions	676	572	546
Provider Technologies	899	720	608
Total	$ 4,332	$ 3,777	$ 3,342
Gross Profit Margin			
Pharmaceutical Solutions	3.11%	2.98%	2.88%
Medical-Surgical Solutions	28.60	28.08	29.20
Provider Technologies	47.19	46.69	46.70
Total	4.66	4.34	4.23

Gross profit increased 15% to $4.3 billion in 2007 and 13% to $3.8 billion in 2006. As a percentage of revenues, gross profit increased 32 bp in 2007 and 11 bp in 2006. All three of our operating segments contributed to the increase in our gross profit dollars and gross profit margin in 2007. Increases in our gross profit dollars in 2006 were primarily due to our Pharmaceutical Solutions segment and to a lesser extent, due to our Provider Technologies segment. Gross profit margins increased in 2006 primarily due to an increase in our Pharmaceutical Solutions segment's gross profit margin.

Our Pharmaceutical Solutions segment's gross profit margin improved over the past two years. This segment's gross profit margin was impacted by a number of changes, including:

– higher buy side margins. Our buy side margins reflect changes in our distribution arrangements with U.S. pharmaceutical manufacturers ("manufacturers"):

  Over the past few years, our U.S. pharmaceutical distribution business has changed how it is compensated for the logistical, capital and administrative services that it provides to branded pharmaceutical manufacturers. Historically, a significant portion of compensation from the manufacturers was inflation-based. We purchased and held pharmaceutical inventory in anticipation of manufacturers increasing their prices. We benefited when the manufacturers increased their prices as we sold the inventory being held at the new higher prices. Commencing in 2003, branded pharmaceutical manufacturers implemented a number of changes such as restricting the volume of product available for purchase by pharmaceutical wholesalers. These changes limited our ability to purchase inventory in advance of price increases and led to volatility in our gross profit. In 2005, manufacturers also reduced the number and average magnitude of price increases.

  By early 2006, we had revised most of our distribution arrangements with the manufacturers. Under these new arrangements, a significant portion of our compensation from the manufacturers is generated based on a percentage of purchases and, as a result, we are no longer as dependent upon pharmaceutical price increases. We continue to have certain distribution arrangements with manufacturers that include an inflation-based compensation component while other arrangements remain structured under the historical inflation-based compensation model. For these manufacturers, a reduction in the frequency and magnitude of price increases as well as restrictions in the amount of inventory available to us could adversely impact our gross profit margin. In 2007, we benefited from certain branded manufacturers' price increases on selected drugs.

  In addition, with the transition to these new arrangements, purchases from certain manufacturers are better aligned with customer demand and as a result, net financial inventory (inventory, net of accounts payable) decreased in 2006. This decrease had a positive impact on our cash flow from operations. These new arrangements also have somewhat diminished the seasonality of gross profit margin which has historically reflected the pattern of manufacturers' price increases.

- the benefit of increased sales of generic drugs with higher margins,

- antitrust settlements of $10 million in 2007 compared with $95 million in 2006 and $41 million in 2005, representing our share of cash proceeds from settlements of various antitrust class action lawsuits,

- last-in, first-out ("LIFO") inventory credits of $64 million in 2007 compared with $32 million in 2006 and $59 million in 2005. LIFO credits reflect a number of generic product launches partially offset by a higher level of branded pharmaceutical price increases.

  Our Pharmaceutical Solutions segment uses the LIFO method of accounting for the majority of its inventories, which results in cost of sales that more closely reflects replacement cost than do other accounting methods, thereby mitigating the effects of inflation and deflation on operating profit. The practice in the Pharmaceutical Solutions' distribution businesses is to pass onto customers published price changes from suppliers. Manufacturers generally provide us with price protection, which limits price-related inventory losses. Price declines on many generic pharmaceutical products in this segment over the last few years have moderated the effects of inflation in other product categories, which resulted in minimal overall price changes in those years,

- in 2007, a decrease in gross profit margin associated with a greater proportion of revenues within the segment attributed to sales to customers' warehouses, which have lower gross profit margins relative to other revenues within the segment. In 2006, gross profit margin was positively impacted by a smaller proportion of segment revenues attributed to sales to customers' warehouses,

- in 2007, a $15 million charge pertaining to the write-down of certain abandoned assets within our retail automation group. During the first quarter of 2007, we contributed $36 million in cash and $45 million in net assets primarily from our Automated Prescription Systems business to Parata Systems, LLC ("Parata"), in exchange for a significant minority interest in Parata. Parata is a manufacturer of pharmacy robotic equipment. In connection with the investment, we abandoned certain assets which resulted in a $15 million charge to cost of sales and we incurred $6 million of other expenses related to the transaction which were recorded within operating expenses. We did not recognize any additional gains or losses as a result of this transaction as we believe the fair value of our investment in Parata, as determined by a third-party valuation, approximates the carrying value of consideration contributed to Parata. Our investment in Parata is accounted for under the equity method of accounting within our Pharmaceutical Solutions segment, and

- in 2006, the benefit of higher supplier cash discounts from a change in customer mix and higher sales volume.

In addition, gross profit margin for our U.S. pharmaceutical distribution business benefited from a relatively stable sell side margin over the last two years.

Medical-Surgical Solutions segment's gross profit margin increased in 2007 primarily reflecting favorable product mix and buy and sell side margins. This segment's gross profit margin decreased in 2006 primarily reflecting pressure on our buy and sell margins. Provider Technologies segment's gross profit margin increased in 2007 primarily due to a change in product mix. This segment's gross profit margin in 2006 approximated that of 2005.

Operating Expenses:

(Dollars in millions)	Years Ended March 31, 2007	2006	2005
Operating Expenses			
Pharmaceutical Solutions	$ 1,434	$ 1,311	$ 1,141
Medical-Surgical Solutions	597	492	469
Provider Technologies	749	590	514
Corporate	294	213	234
Subtotal	3,074	2,606	2,358
Securities Litigation charge (credit), net	(6)	45	1,200
Total	$ 3,068	$ 2,651	$ 3,558
Operating Expenses as a Percentage of Revenues			
Pharmaceutical Solutions	1.62%	1.57%	1.50%
Medical-Surgical Solutions	25.25	24.15	25.08
Provider Technologies	39.32	38.26	39.48
Total	3.30	3.05	4.50

Operating expenses increased 16% to $3.1 billion in 2007 and decreased 25% to $2.7 billion in 2006. Operating expenses for 2007, 2006 and 2005 include a pre-tax credit of $6 million and pre-tax charges of $45 million and $1.2 billion for our Securities Litigation. Excluding the impact of our Securities Litigation, operating expenses increased 18% and 11% in 2007 and 2006. Operating expenses as a percentage of revenues increased 25 bp to 3.30% in 2007 and decreased 145 bp to 3.05% in 2006 (or 31 bp and 2 bp in 2007 and 2006, excluding the impact of our Securities Litigation). Excluding the Securities Litigation charges and credit, increases in operating expenses in 2007 compared with 2006 were primarily due to additional costs to support our sales volume growth, our business acquisitions, employee compensation costs including the requirement to expense all share-based compensation, and research and development expenditures. Increases in operating expenses for 2006 compared with 2005, excluding the Securities Litigation charges, were primarily due to additional expenses incurred to support our sales volume growth, including distribution expenses and higher foreign currency exchange rates for our Canadian operations and increased research and development expenditures. Operating expenses in 2006 were also impacted by our acquisition of D&K.

Operating expenses included the following significant items:

<u>2007</u>

- $60 million of share-based compensation expense, or $44 million more than the previous year. On April 1, 2006, we adopted SFAS No. 123(R), which requires the recognition of expense resulting from transactions in which we acquire goods and services by issuing our shares, share options or other equity instruments. The incremental compensation expense was recorded as follows: $12 million, $3 million and $16 million in our Pharmaceutical Solutions, Medical-Surgical Solutions and Provider Technologies segments, and $13 million in Corporate expenses,

- $15 million of restructuring expenses primarily for severance to realign certain of our businesses and other functions. These restructuring charges were incurred as follows: $5 million for our Pharmaceutical Solutions segment and $10 million for our Provider Technologies segment, and

- an $11 million credit to our Pharmaceutical Solution's operating expenses due to a favorable adjustment to a legal reserve.

<u>2006</u>

- a $45 million net charge for our Securities Litigation and a decrease in legal expenses associated with the litigation which were both recorded in Corporate expenses, and

- a $15 million credit to our Pharmaceutical Solutions' bad debt expense due to a recovery of a previously reserved customer account.

2005

- a $1.2 billion charge for our Securities Litigation and an increase in legal expenses associated with the litigation which were both recorded in Corporate expenses, and

- approximately $12 million of settlement charges pertaining to a non-qualified pension plan, which were primarily included in Corporate expenses. In 2005, we made several lump sum cash payments totaling approximately $42 million from an unfunded U.S. pension plan. In accordance with accounting standards, additional charges for settlements associated with lump sum payments of pension obligations were expensed in the period in which the payments were made.

Other Income, net:

	Years Ended March 31,		
(In millions)	**2007**	**2006**	**2005**
By Segment			
Pharmaceutical Solutions	$ 38	$ 37	$ 24
Medical-Surgical Solutions	2	3	4
Provider Technologies	9	13	13
Corporate	83	86	27
Total	$ 132	$ 139	$ 68

Other income, net decreased in 2007 and increased in 2006 primarily reflecting changes in our interest income associated with the Company's cash balances and, to a lesser extent for 2006, due to an increase in our equity in earnings of Nadro, S.A. de C.V. ("Nadro"). Interest income, which is primarily recorded in Corporate expenses, was $103 million, $105 million and $41 million in 2007, 2006 and 2005.

Segment Operating Profit and Corporate Expenses:

	Years Ended March 31,		
(Dollars in millions)	**2007**	**2006**	**2005**
Segment Operating Profit			
Pharmaceutical Solutions	$ 1,361	$ 1,211	$ 1,071
Medical-Surgical Solutions	81	83	81
Provider Technologies	159	143	107
Subtotal	1,601	1,437	1,259
Corporate Expenses, net	(211)	(127)	(207)
Securities Litigation credit (charge), net	6	(45)	(1,200)
Interest Expense	(99)	(94)	(118)
Income (Loss) from Continuing Operations Before Income Taxes	$ 1,297	$ 1,171	$ (266)
Segment Operating Profit Margin			
Pharmaceutical Solutions	1.53%	1.45%	1.41%
Medical-Surgical Solutions	3.43	4.07	4.33
Provider Technologies	8.35	9.27	8.22

Segment operating profit includes gross margin, net of operating expenses, and other income for our three business segments. In addition to the significant items previously discussed, operating profit increased in 2007 and 2006 primarily reflecting revenue growth and an increase in gross profit margin in our Pharmaceutical Solutions segment and for 2006, improved operating profit in our Provider Technologies segment.

Operating profit as a percentage of revenues increased in 2007 and 2006 in our Pharmaceutical Solutions segment primarily reflecting an increase in gross profit margins, offset in part by an increase in operating expenses as a percentage of revenues. Operating expenses increased in both dollars and as a percentage of revenues primarily due to additional costs incurred to support our revenue growth, additional compensation expense and for 2006, the addition of D&K's operating and integration expenses. In 2007, operating profit for this segment also benefited from an $11 million credit to operating expense due to an adjustment to a legal reserve and in 2006, the segment benefited from a $15 million credit to bad debt expense due to a recovery on a previously reserved customer account. Operating profit in 2006 also benefited from an increase in equity earnings from our investment in Nadro.

Medical-Surgical Solutions segment's operating profit as a percentage of revenues declined in 2007 primarily reflecting an increase in operating expenses as a percentage of revenues, partially offset by a small improvement in the segment's gross profit margin. The segment's operating profit as a percentage of revenues also declined in 2006 primarily reflecting lower gross profit margin, partially offset by a decrease in operating expenses as a percentage of revenues. Over the past two years, operating expenses as a percentage of revenue have been impacted by a higher amount of operating costs associated with a greater proportion of costs incurred to serve the segment's alternate site customers, which have a higher cost-to-serve ratio than the segment's other customers. Additionally, operating expenses in 2007 include increases in compensation expense and in 2007 and 2006, an increase in bad debt expense. Operating expenses in 2006 also benefited from a receipt of a vendor credit and a decrease in legal expenses.

Provider Technologies segment's operating profit as a percentage of revenues decreased in 2007 primarily reflecting an increase in operating expenses as a percentage of revenues, partially offset by an increase in gross profit margin. Operating expenses increased in both dollars and as a percentage of revenues in 2007 primarily reflecting additional compensation expense and restructuring charges incurred to reallocate product development and marketing resources and to realign one of the segment's international businesses. This segment's operating profit as a percentage of revenues increased in 2006 primarily reflecting favorable operating expenses as a percentage of revenues. In addition to the factors previously noted, operating expense dollars for this segment increased over the past two years reflecting investments in research and development activities and sales functions to support the segment's revenue growth and business acquisitions. Additionally, operating expenses in 2006 benefited from a reduction in bad debt expense.

This segment is in the process of completing the business integration plans for its acquisition of Per-Se. In accordance with accounting standards, certain costs that will be incurred to integrate acquired businesses will be treated as part of the cost of the acquisition whereas other related costs will be expensed.

Corporate expenses, net of other income, increased in 2007 primarily reflecting additional costs incurred to support various initiatives and revenue growth, an increase in compensation expense and a decrease in interest income. Legal costs associated with our Securities Litigation declined in 2007; however, other legal costs offset this benefit. Corporate expenses, net of other income, decreased in 2006 primarily reflecting an increase in interest income, a decrease in legal costs associated with our Securities Litigation and a decrease in pension settlement charges. These favorable variances were partially offset by additional costs incurred to support various initiatives and revenue growth. Legal costs associated with our Securities Litigation were $19 million, $27 million and $43 million in 2007, 2006 and 2005.

Securities Litigation Charges, Net: As discussed in Financial Note 17, "Other Commitments and Contingent Liabilities," to the accompanying consolidated financial statements, in the third quarter of 2005, we announced that we had reached an agreement to settle the action captioned *In re McKesson HBOC, Inc. Securities Litigation* (No. C-99-20743-RMW) (the "Consolidated Action"). In general, we agreed to pay the settlement class a total of $960 million in cash. During the third quarter of 2005, we recorded a $1,200 million pre-tax ($810 million after-tax) charge with respect to the Company's Securities Litigation. The charge consisted of $960 million for the Consolidated Action and $240 million for other Securities Litigation proceedings.

During 2006, we settled many of the other Securities Litigation proceedings and paid $243 million pursuant to those settlements. Based on the payments made in the Consolidated Action and the other Securities Litigation proceedings, settlements reached in certain of the other Securities Litigation proceedings and our assessment of the remaining cases, the estimated reserves were increased by $52 million and $1 million in pre-tax charges during the first and third quarters of 2006 and decreased by an $8 million pre-tax credit during the fourth quarter of 2006, for a total net pre-tax charge of $45 million for 2006. On February 24, 2006, the Court gave final approval to the settlement of the Consolidated Action and as a result, we paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement.

During 2007, the Securities Litigation accrual decreased $31 million primarily reflecting a net pre-tax credit of $6 million representing a settlement and a reassessment of another case in the second quarter of 2007, and $25 million of cash payments made in connection with these settlements. Based on the payments made in the

Consolidated Action and payments made to settle other previously reported Securities Litigation proceedings, and based on our assessment of the remaining cases, the estimated Securities Litigation accruals as of March 31, 2007 and 2006 were $983 million and $1,014 million. We believe this accrual is adequate to address our remaining potential exposure with respect to all of the Securities Litigation matters. However, in view of the number and uncertainties of the timing and outcome of this type of litigation, and the substantial amounts involved, it is possible that the ultimate costs of these matters could impact our earnings, either negatively or positively, in the quarter of their resolution. We do not believe that the resolution of these matters will have a material adverse effect on our results of operations, liquidity or financial position taken as a whole.

Interest Expense: Interest expense increased in 2007 compared to 2006 primarily due to $1.0 billion of additional financing required to fund our acquisition of Per-Se. Refer to our discussion under the caption "Credit Resources" within this Financial Review for additional information regarding our financing for the Per-Se acquisition. Interest expense decreased in 2006 compared to 2005 primarily reflecting the repayment of $250 million of term debt during the fourth quarter of 2005.

Income Taxes: Our reported tax rates were 25.4%, 36.4% and 35.0% in 2007, 2006 and 2005. In addition to the items noted below, fluctuations in our reported tax rate are primarily due to changes within state and foreign tax rates resulting from our business mix, including varying proportions of income attributable to foreign countries that have lower income tax rates.

Securities Litigation - As discussed in Financial Note 15, "Income Taxes," we recorded an income tax benefit of $390 million relating to the Securities Litigation in the third quarter of 2005. We believed the pending settlement of the Consolidated Action and the ultimate resolution of the lawsuits brought independently by other shareholders would be tax deductible. However, the tax attributes of the litigation were complex and the Company expected challenges from the taxing authorities, and accordingly such deductions could not be finalized until the lawsuits were concluded and the tax authorities reviewed the deductions. As of March 31, 2005, we provided tax reserves for future resolution of these uncertain tax matters.

In the second quarter of 2007, we recorded a credit to income tax expense of $83 million which primarily pertains to our receipt of a private letter ruling from the U.S. Internal Revenue Service holding that our payment of approximately $960 million to settle our Securities Litigation Consolidated Action is fully tax-deductible. As discussed in the preceding paragraph, we previously established tax reserves to reflect the lack of certainty regarding the tax deductibility of settlement amounts paid in the Consolidated Action and related litigation.

Other Income Tax Adjustments - In 2007, we recorded $24 million in income tax benefits arising primarily from settlements and adjustments with various taxing authorities and research and development investment tax credits generated by our Canadian operations.

In 2006, we recorded a $14 million income tax expense which primarily relates to a basis adjustment in an investment and adjustments with various taxing authorities.

In 2005, we recorded a $10 million income tax benefit arising primarily from settlements and adjustments with various taxing authorities and a $3 million income tax benefit primarily due to a reduction of a valuation allowance related to state income tax net operating loss carryforwards. We believe that the income tax benefit from a portion of these state net operating loss carryforwards will now be realized.

Discontinued Operations:

Results from discontinued operations were as follows:

(In millions)	Years Ended March 31, 2007	2006	2005
Income (loss) from discontinued operations			
Acute Care	$ (9)	$ (13)	$ 21
BioServices	-	2	5
Other	-	-	-
Income taxes	4	4	(10)
Total	$ (5)	$ (7)	$ 16
Gain (loss) on sales of discontinued operations			
Acute Care	$ (49)	$ -	$ -
BioServices	-	22	-
Other	10	-	-
Income taxes	(11)	(9)	-
Total	$ (50)	$ 13	$ -
Discontinued operations, net of taxes			
Acute Care	$ (66)	$ (8)	$ 13
BioServices	-	14	3
Other	11	-	-
Total	$ (55)	$ 6	$ 16

In the second quarter of 2007, we sold our Medical-Surgical Solutions segment's Acute Care supply business to Owens & Minor, Inc. ("OMI") for net cash proceeds of approximately $160 million. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the financial results of this business are classified as a discontinued operation for all periods presented in the accompanying consolidated financial statements. Revenues associated with the Acute Care business prior to its disposition were $1,062 million and $1,025 million for 2006 and 2005 and $597 million for the first half of 2007.

Financial results for 2007 for this discontinued operation include an after-tax loss of $66 million, which primarily consists of an after-tax loss of $61 million for the business' disposition and $5 million of after-tax losses associated with operations, other asset impairment charges and employee severance costs. The after-tax loss of $61 million for the business' disposition includes a $79 million non-tax deductible write-off of goodwill, as further described below.

In connection with the divestiture of our Acute Care business, we allocated a portion of our Medical-Surgical Solutions segment's goodwill to the Acute Care business as required by SFAS No. 142, "Goodwill and Other Intangible Assets." The allocation was based on the relative fair values of the Acute Care business and the continuing businesses that are being retained by the Company. The fair value of the Acute Care business was determined based on the net cash proceeds resulting from the divestiture and the fair value of the continuing businesses was determined by a third-party valuation. As a result, we allocated $79 million of the segment's goodwill to the Acute Care business.

Additionally, as part of the divestiture, we entered into a transition services agreement ("TSA") with OMI under which we provided certain services to the Acute Care business during a transition period of approximately six months. Financial results from the TSA, as well as employee severance charges over the transition period, were recorded as part of discontinued operations. The continuing cash flows generated from the TSA were not material to our consolidated financial statements and the TSA was completed as of March 31, 2007.

In 2005, our Acute Care business entered into an agreement with a third party vendor to sell the vendor's proprietary software and services. The terms of the contract required us to prepay certain royalties. During the third quarter of 2006, we ended marketing and sale of the software under the contract. As a result of this decision, we recorded a $15 million pre-tax charge in the third quarter of 2006 to write-off the remaining balance of the prepaid royalties.

In the second quarter of 2007, we also sold a wholly-owned subsidiary, Pharmaceutical Buyers Inc., for net cash proceeds of $10 million. The divestiture resulted in an after-tax gain of $5 million resulting from the tax basis of the subsidiary exceeding its carrying value. The gain on disposition was also recorded in the second quarter of 2007. Financial results for this business, which were previously included in our Pharmaceutical Solutions segment, were not material to our consolidated financial statements.

The results for discontinued operations for 2007 also include an after-tax gain of $6 million associated with the collection of a note receivable from a business sold in 2003 and the sale of a small business.

In the second quarter of 2006, we sold our wholly-owned subsidiary, McKesson BioServices Corporation (BioServices"), for net cash proceeds of $63 million. The divestiture resulted in an after-tax gain of $13 million. Financial results for this business, which were previously included in our Pharmaceutical Solutions segment, were not material to our consolidated financial statements.

In accordance with SFAS No. 144, financial results for these businesses are classified as discontinued operations for all periods presented.

Net Income: Net income (loss) was $913 million, $751 million and ($157) million in 2007, 2006 and 2005 and diluted earnings (loss) per share was $2.99, $2.38 and ($0.53). Excluding the Securities Litigation charges, 2007 net income and net income per diluted share would have been $826 million and $2.71, for 2006, $781 million and $2.48, and for 2005, $653 million and $2.19.

A reconciliation between our net income (loss) per share reported under accounting standards generally accepted ("GAAP") in the United States and our earnings per diluted share, excluding charges for the Securities Litigation is as follows:

	Years Ended March 31,		
(In millions except per share amounts)	2007	2006	2005
Net income (loss), as reported	$ 913	$ 751	$ (157)
Exclude:			
Securities Litigation charge (credit), net	(6)	45	1,200
Estimated income tax expense (benefit)	2	(15)	(390)
Income tax reserve reversal	(83)	-	-
Securities Litigation charge, net of tax	(87)	30	810
Net income, excluding Securities Litigation charge	$ 826	$ 781	$ 653
Diluted earnings per common share, excluding Securities Litigation charge (1)	$ 2.71	$ 2.48	$ 2.19
Shares on which diluted earnings per common share, excluding the Securities Litigation charge, were based	305	316	301

(1) For 2006 and 2005, interest expense, net of related income taxes, of $1 million and $6 million, has been added to net income, excluding the Securities Litigation charges, for purpose of calculating diluted earnings per share. This calculation also includes the impact of dilutive securities (stock options, convertible junior subordinated debentures and restricted stock).

These pro forma amounts are non-GAAP financial measures. We use these measures internally and consider these results to be useful to investors as they provide relevant benchmarks of core operating performance.

Weighted Average Diluted Shares Outstanding: Diluted earnings (loss) per share was calculated based on a weighted average number of shares outstanding of 305 million, 316 million and 294 million for 2007, 2006 and 2005. Weighted average shares outstanding for 2007 decreased from 2006 primarily reflecting common stock repurchased during the year, net of stock option exercises. Weighted average diluted shares outstanding for 2006 primarily reflect an increase in the number of common shares outstanding as a result of exercised stock options, net of common stock repurchased, as well as an increase in the common stock equivalents from stock options due to the increase in the Company's common stock price. For 2005, potentially dilutive securities were excluded from the per share computations due to their antidilutive effect.

International Operations

International operations accounted for 7.5%, 7.0% and 6.8% of 2007, 2006 and 2005 consolidated revenues. International operations are subject to certain risks, including currency fluctuations. We monitor our operations and adopt strategies responsive to changes in the economic and political environment in each of the countries in which we operate. Additional information regarding our international operations is also included in Financial Note 21, "Segments of Business" to the accompanying consolidated financial statements.

Acquisitions and Investments

In 2007, we made the following acquisitions and investment:

- On January 26, 2007, we acquired all of the outstanding shares of Per-Se of Alpharetta, Georgia for $28.00 per share in cash plus the assumption of Per-Se's debt, or approximately $1.8 billion in aggregate, including cash acquired of $76 million. Per-Se is a leading provider of financial and administrative healthcare solutions for hospitals, physicians and retail pharmacies. The acquisition was initially funded with cash on hand and through the use of an interim credit facility. In March 2007, we issued $1 billion of long-term debt, with such net proceeds after offering expenses from the issuance, together with cash on hand, being used to fully repay borrowings outstanding under the interim credit facility (refer to Financial Note 10, "Long-Term Debt and Other Financing").

  Approximately $1,228 million of the preliminary purchase price allocation has been assigned to goodwill. Included in the purchase price allocation are acquired identifiable intangibles of $408 million representing customer relationships with a weighted-average life of 10 years, developed technology of $56 million with a weighted-average life of 5 years, and trademark and tradenames of $13 million with a weighted-average life of 5 years.

  In accordance with accounting standards, certain costs that will be incurred to integrate acquired businesses will be treated as part of the cost of the acquisition whereas other related costs will be expensed. Financial results for Per-Se are primarily included within our Provider Technologies segment since the date of acquisition.

- Our Provider Technologies segment acquired RelayHealth Corporation ("RelayHealth") based in Emeryville, California. RelayHealth is a provider of secure online healthcare communication services linking patients, healthcare professionals, payors and pharmacies. This segment also acquired two other entities, one specializing in patient billing solutions designed to simplify and enhance healthcare providers' financial interactions with their patients, and the other a provider of integrated software for electronic health records, medical billing and appointment scheduling for independent physician practices. The total cost of these three entities was $90 million, which was paid in cash. Goodwill recognized in these transactions amounted to $63 million.

- Our Medical-Surgical Solutions segment acquired Sterling based in Moorestown, New Jersey. Sterling is a national provider and distributor of disposable medical supplies, health management services and quality management programs to the home care market. This segment also acquired a leading medical supply sourcing agent. The total cost of these two entities was $95 million, which was paid in cash. Goodwill recognized in these transactions amounted to $47 million.

- We invested $36 million in cash and $45 million in net assets primarily from our Automated Prescription Systems business in Parata, in exchange for a significant minority interest in Parata. Parata is a manufacturer of pharmacy robotic equipment. In connection with the investment, we abandoned certain assets which resulted in a $15 million charge to cost of sales and we incurred $6 million of other expenses related to the transaction which were recorded within operating expenses. We did not recognize any additional gains or losses as a result of this transaction as we believe the fair value of our investment in Parata, as determined by a third-party valuation, approximates the carrying value of consideration contributed to Parata. Our investment in Parata is accounted for under the equity method of accounting within our Pharmaceutical Solutions segment.

In 2006, we made the following acquisitions:

- We acquired substantially all of the issued and outstanding stock of D&K of St. Louis, Missouri for an aggregate cash purchase price of $479 million, including the assumption of D&K's debt. D&K is primarily a wholesale distributor of branded and generic pharmaceuticals and over-the-counter health and beauty products to independent and regional pharmacies, primarily in the Midwest. Approximately $158 million of the purchase price was assigned to goodwill. Included in the purchase price were acquired identifiable intangibles of $43 million primarily representing customer lists and not-to-compete covenants which have an estimated weighted-average useful life of nine years. Results of D&K's operations are included in our Pharmaceutical Solutions segment.

- We acquired all of the issued and outstanding shares of Medcon Ltd., ("Medcon"), an Israeli company, for an aggregate purchase price of $82 million. Medcon provides web-based cardiac image and information management services to healthcare providers. Approximately $60 million of the purchase price was assigned to goodwill and $20 million was assigned to intangibles which represent technology assets and customer lists which have an estimated weighted-average useful life of four years. The results of Medcon's operations are included in our Provider Technologies segment.

In 2005, we made the following acquisition and investment:

- We invested $33 million to increase our ownership percentage in Nadro to approximately 48%. Prior to the additional investment, the Company owned approximately 22% of the outstanding common shares of Nadro. Our investment in Nadro is accounted for under the equity method of accounting within our Pharmaceutical Solutions segment.

- We acquired all of the issued and outstanding shares of Moore Medical Corp. ("MMC"), of New Britain, Connecticut, for an aggregate cash purchase price of $37 million. MMC is an Internet-enabled, multi-channel marketer and distributor of medical-surgical and pharmaceutical products to non-hospital provider settings. Approximately $19 million of the purchase price was assigned to goodwill. The results of MMC's operations have been included in the consolidated financial statements within our Medical-Surgical Solutions segment since the acquisition date.

During the last three years we also completed a number of other smaller acquisitions and investments within all three of our operating segments. Financial results for our business acquisitions have been included in our consolidated financial statements since their respective acquisition dates. Purchase prices for our business acquisitions have been allocated based on estimated fair values at the date of acquisition and, for certain recent acquisitions, may be subject to change. Goodwill recognized for our business acquisitions is not expected to be deductible for tax purposes. Pro forma results of operations for our business acquisitions have not been presented because the effects were not material to the consolidated financial statements on either an individual or an aggregate basis. Refer to Financial Note 2, "Acquisitions and Investments," to the accompanying consolidated financial statements for further discussions regarding our acquisitions and investing activities.

2008 Outlook

Information regarding the Company's 2008 outlook is contained in our Form 8-K dated May 7, 2007. This Form 8-K should be read in conjunction with the sections "Factors Affecting Forward-looking Statements" and "Additional Factors That May Affect Future Results" included in this Financial Review.

2008 Operating Segments

Beginning with the first quarter of 2008, we will report our operations in two segments: McKesson Distribution Solutions and McKesson Technology Solutions. This change resulted from a realignment of our businesses to better correlate our operations with the needs of our customers. The factors for determining the reportable segments included the manner in which management evaluated the performance of the Company combined with the nature of the individual business activities. In accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", all prior period segment information will be reclassified to conform to this new financial reporting presentation commencing in 2008. Additional information regarding our new segments is as follows:

We have combined our Pharmaceutical Solutions and Medical-Surgical Solutions segments into a new segment, McKesson Distribution Solutions. This segment distributes ethical and proprietary drugs, medical-surgical supplies and equipment, and health and beauty care products throughout North America. This segment also provides specialty pharmaceutical solutions for biotech and pharmaceutical manufacturers, software, consulting, outsourcing and other services and, through its investment in Parata, sells automated pharmaceutical dispensing systems for retail pharmacies.

The McKesson Technology Solutions segment (currently known as our Provider Technologies segment) delivers enterprise-wide patient care, clinical, financial, supply chain, and strategic management software solutions, pharmacy automation for hospitals, as well as connectivity, outsourcing and other services, to healthcare organizations throughout North America, the United Kingdom and other European countries. The segment also provides disease management programs to payors primarily in the United States. The segment's customers include hospitals, physicians, homecare providers, retail pharmacies and payors. We have added our Payor group of businesses, which includes our clinical auditing and compliance, disease management, medical management and InterQual businesses, to this segment. The Payor group was previously included in our Pharmaceutical Solutions segment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We consider an accounting estimate to be critical if the estimate requires us to make assumptions about matters that were uncertain at the time the accounting estimate was made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition or results from operations. Below are the estimates that we believe are critical to the understanding of our operating results and financial condition. Other accounting policies are described in Financial Note 1, "Significant Accounting Policies," to the accompanying consolidated financial statements. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Receivables: We provide short-term credit and other customer financing arrangements to customers who purchase our products and services. Other customer financing relates to guarantees provided to our customers, or their creditors, regarding the repurchase of inventories and lease and credit financing. We estimate the receivables for which we do not expect full collection based on historical collection rates and specific knowledge regarding the current creditworthiness of our customers. An allowance is recorded in our consolidated financial statements for these amounts.

If the frequency and severity of customer defaults due to our customers' financial condition or general economic conditions change, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and other customer financing and adjust allowances for accounts where collection may be in doubt. In addition, in 2007, sales to our ten largest customers accounted for approximately 51% of our total consolidated revenues. Sales to our largest customer, Caremark RX, Inc., represented approximately 11% of our 2007 total consolidated revenues. At March 31, 2007, accounts receivable from our ten largest customers and Caremark RX, Inc. were approximately 48% and 12% of total accounts receivable. As a result, our sales and credit concentration is significant. Any defaults in payment or a material reduction in purchases from this or any other large customer could have a significant negative impact on our financial condition, results of operations and liquidity.

At March 31, 2007, trade and notes receivables were $5,896 million, and other customer financing was $100 million, prior to allowances of $150 million. In 2007, 2006 and 2005 our provision for bad debts was $24 million, $26 million, and $16 million. At March 31, 2007 and 2006, the allowance as a percentage of trade and notes receivables was 2.6% and 2.3%. Additional information concerning our allowance for doubtful accounts may be found in Schedule II included this Annual Report on Form 10-K.

Inventories: We state inventories at the lower of cost or market. Inventories for our Pharmaceutical Solutions and Medical-Surgical Solutions segments consist of merchandise held for resale. For our Pharmaceutical Solutions segment, the majority of the cost of domestic inventories was determined on the LIFO method and international inventories are stated using the first-in, first-out ("FIFO") method. Cost of inventories for our Medical-Surgical Solutions segment was primarily determined on the FIFO method. Provider Technologies' inventories consist of computer hardware with cost determined by the standard cost method. Total inventories were $8.2 billion and $7.1 billion at March 31, 2007 and 2006.

The LIFO method was used to value approximately 87% of our inventories at March 31, 2007 and 2006. If the FIFO method, which approximates replacement cost, had been applied, total inventories would have increased $92 million and $156 million at March 31, 2007 and 2006. In addition, we recorded LIFO benefit reserve adjustments of $64 million, $32 million and $59 million in 2007, 2006 and 2005. LIFO adjustments generally represent the net effect of the amount of price increases on branded pharmaceutical products held in inventory offset by price declines on generic pharmaceutical products, including the price decrease effect of branded pharmaceutical products that have lost patent protection. A LIFO benefit implies that the price declines on generic pharmaceutical products, including the effect of branded pharmaceuticals that have lost patent protection, exceeded the effect of price increases on branded pharmaceutical products held in inventory. Our remaining pharmaceutical LIFO reserve of approximately $18 million is expected to be used in 2008.

In determining whether inventory valuation issues exist, we consider various factors including estimated quantities of slow-moving inventory by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. Shifts in market trends and conditions, changes in customer preferences due to the introduction of generic drugs or new pharmaceutical products, or the loss of one or more significant customers are factors that could affect the value of our inventories. These factors could make our estimates of inventory valuation differ from actual results.

Acquisitions: We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill: We have significant goodwill assets as a result of acquiring businesses. We maintain goodwill assets on our books unless the assets are deemed to be impaired. We perform an impairment test on goodwill balances annually or when indicators of impairment exist. Such impairment tests require that we first compare the carrying value of net assets to the estimated fair value of net assets for the operations in which goodwill is assigned. If carrying value exceeds fair value, a second step would be performed to calculate the amount of impairment. Fair values can be determined using market, income or cost approaches. To estimate the fair value of a business using the market approach, we compare the business to similar businesses or guideline companies whose securities are actively traded in public markets or the income approach, where we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return.

Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the market approach include the selection of appropriate guideline companies, the determination of market value multiples for the guideline companies, the subsequent selection of an appropriate market value multiple for the business based on a comparison of the business to the guideline companies, the determination of applicable premiums and discounts based on any differences in marketability between the business and the guideline companies and when considering the income approach, include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business. Other estimates inherent in the income approach include long-term growth rates and cash flow forecasts for the business.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

In September 2006, we sold our Medical-Surgical Solutions segment's Acute Care supply business and allocated $79 million of the segment's goodwill to the divested business. The allocation was based on the relative fair values of the Acute Care business and continuing businesses that were retained by the Company, as determined by a third-party valuation. Goodwill at March 31, 2007 and 2006 was $2,975 million and $1,637 million and we concluded that there was no impairment of our goodwill.

Supplier Reserves: We establish reserves against amounts due from our suppliers relating to various price and rebate incentives, including deductions or billings taken against payments otherwise due to them from us. These reserve estimates are established based on our best judgment after carefully considering the status of current outstanding claims, historical experience with the suppliers, the specific incentive programs and any other pertinent information available to us. We evaluate amounts due from our suppliers on a continual basis and adjust the reserve estimates when appropriate based on changes in factual circumstances. As of March 31, 2007 and 2006, supplier reserves were $100 million and $97 million. Approximately 80% of the supplier reserves at March 31, 2007 and 2006 pertains to our Pharmaceutical Solutions segment. A hypothetical 0.1% percentage increase or decrease in the supplier reserve as a percentage of trade payables would have resulted in an increase or decrease in the cost of sales of approximately $11 million in 2007. The ultimate outcome of any amounts due from our suppliers may be different than our estimate.

Income Taxes: Our income tax expense, deferred tax assets and liabilities reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax provision.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative net operating losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows or financial position.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize liabilities based on our estimate of whether additional taxes will be due. These liabilities are recorded when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and may not be fully sustained upon audit by tax authorities in the U.S and other countries. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense as discrete items in the period in which they are determined. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

If our assumptions and estimates described above were to change, an increase/decrease of 1% in our effective tax rate as applied to income from continuing operations would have increased/decreased tax expense by approximately $13 million for 2007.

As discussed in Financial Note 1, "Significant Accounting Policies" under the caption "New Accounting Pronouncements," in the first quarter of 2008, we are required to adopt the provisions of Financial Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes". FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This standard also provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlements. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. While we are assessing the impact of FIN No. 48 on our consolidated financial statements, we currently estimate the cumulative effect upon adoption of FIN No. 48 may result in a decrease to shareholders' equity of up to $100 million. The estimated impact is subject to revision as we complete the analysis. We will continue to classify interest and penalties to be paid on an underpayment of income taxes as income taxes in our consolidated statements of operations.

Share-Based Payment: Our compensation programs include share-based payments. Beginning in 2007, we account for all share-based payment transactions using a fair-value based measurement method required by SFAS No. 123(R), "Share-Based Payment." We adopted SFAS No. 123(R) using the modified prospective method of transition. The share-based compensation expense is recognized for the portion of the awards that is ultimately expected to vest on a straight-line basis over the requisite service period for those awards with graded vesting and service conditions. For the awards with performance conditions, we recognize the expense on a straight-line basis, treating each vesting tranche as a separate award. Upon adoption of SFAS No. 123(R), in the first quarter of 2007, we elected the "short-cut" method for calculating the beginning balance of the additional paid-in capital pool related to the tax effects of share-based compensation.

We estimate the grant-date fair value of employee stock options using the Black-Scholes option-pricing model. We believe that it is difficult to accurately measure the value of an employee stock option. Our estimates of employee stock option values rely on estimates of factors we input into the model. The key factors involve an estimate of future uncertain events. The key factors influencing the estimation process, among others, are the expected term of the option, the expected stock price volatility factor and the expected dividend yield. We continue to use historical exercise patterns as our best estimate of future exercise patterns in determining our expected term of the option. We use a combination of historical and quoted implied volatility to determine the expected stock price volatility factor. We believe that this market-based input provides a better estimate of our future stock price movements and is consistent with emerging employee stock option valuation considerations. Our expected stock price volatility assumption continues to reflect a constant dividend yield during the expected term of the option. Once the fair values of employee stock options are determined, current accounting practices do not permit them to be changed, even if the estimates used are different from actual.

In addition, we develop an estimate of the number of share-based awards which will ultimately vest primarily based on historical experiences. Changes in the estimated forfeiture rate can have a material effect on share-based compensation expense. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. We re-assess the estimated forfeiture rate established upon grant periodically throughout the required service period. Such estimates are revised if they differ materially from actual forfeitures. As required, the forfeiture estimates will be adjusted to reflect actual forfeitures when an award vests. The actual forfeitures in the future reporting periods could be materially higher or lower than our current estimates.

Our assessments of estimated share-based compensation charges are affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price, employee stock option exercise behaviors, timing, level and types of our grants of annual share-based awards and the attainment of performance goals. As a result, the future share-based compensation expense may differ from the Company's historical amounts. In 2007, share-based compensation charges amounted to $0.13 per diluted share, or approximately $0.10 per diluted share more than the share-based compensation expense recognized in our net income in 2006.

Prior to the adoption of SFAS No. 123(R), we accounted for our employee stock-based compensation plans using the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under this policy, since the exercise price of stock options we granted was generally set equal to the market price on the date of the grant, we did not record any expense to the income statement related to the grants of stock options, unless certain original grant-date terms were subsequently modified. The pro forma effect on net income (loss) and diluted earnings (loss) per common share required under the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," for the years ended March 31, 2006 and 2005 is set forth in Financial Note 19, "Share-Based Payment."

Loss Contingencies: We are subject to various claims, pending and potential legal actions for product liability and other damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of business. Each significant matter is regularly reviewed and assessed for potential financial exposure. If a potential loss is considered probable and can be reasonably estimated, we accrue a liability in the consolidated financial statements. The assessment of probability and estimation of amount is highly subjective and requires significant judgment due to uncertainties related to these matters and is based on the best information available at the time. The accruals are adjusted, as appropriate as additional information becomes available. The amount of actual loss may differ significantly from these estimates.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

Net cash flow from operating activities was $1,539 million in 2007, compared with $2,738 million in 2006 and $1,543 million in 2005. Operating activities for 2007 benefited from improved accounts receivable management, reflecting changes in our customer mix, our termination of a customer contract and an increase in accounts payable associated with improved payment terms. These benefits were partially offset by increases in inventory needed to support our growth and timing of inventory receipts. Cash flows from operations can be significantly impacted by factors such as the timing of receipts from customers and payments to vendors. Operating activities for 2007 also reflect payments of $25 million for the settlements of Securities Litigation cases.

Net cash flow from operations in 2006 increased primarily reflecting improved working capital balances for our U.S. pharmaceutical distribution business as purchases from certain of our suppliers became better aligned with customer demand and as a result, net financial inventory (inventory, net of accounts payable) decreased. Operating activities for 2006 also benefited from better inventory management. Operating activities for 2006 include a $143 million cash receipt in connection with an amended agreement entered into with a customer and cash settlement payments of $243 million for the Securities Litigation. Additionally, cash flows from operations for 2006 include a reduction in current income taxes payable and a reduction in our deferred tax assets which largely pertain to our Securities Litigation cash settlement payments (including the $962 million placed in escrow), which was deducted in our 2006 income tax return. Net cash flow from operating activities in 2005 includes a $1,200 million non-cash ($810 million after-tax) charge for the Securities Litigation.

Net cash used in investing activities was $2,103 million in 2007, compared with $1,816 million in 2006 and $360 million in 2005. Investing activities for 2007 reflect payments of $1,938 million for our business acquisitions (including $1.8 billion for Per-Se) and $36 million for our investment in Parata. Investing activities for 2007 also reflect $179 million of cash proceeds from the sale of our businesses, including $164 million for the sale of our Acute Care business. Investing activities for 2006 include increases in property acquisitions and capitalized software expenditures which primarily reflect our investment in our U.S. pharmaceutical distribution center network and our Provider Technologies segment's investment in software for a contract with the British government's National Health Services Information Authority organization. Investing activities for 2006 also include $589 million of expenditures for our business acquisitions, including D&K, and a use of cash of $962 million due to a transfer of cash to an escrow account for future payment of our Securities Litigation. Partially offsetting these increases were cash proceeds of $63 million pertaining to the sale of BioServices. Investing activities for 2005 include $76 million of business acquisition primarily for MMC and $33 million for the increased investment in Nadro.

Financing activities provided cash of $379 million in 2007 and utilized cash of $583 million and $91 million in 2006 and 2005. On March 5, 2007, we issued $500 million of 5.25% notes due 2013 and $500 million of 5.70% notes due 2017. Net proceeds from the issuance after offering expenses of the notes of $990 million were used, together with cash on hand, to repay $1.0 billion of short-term borrowings then outstanding under the interim facility we entered into in connection with the acquisition of Per-Se. Financing activities for 2007 also include $1.0 billion of cash paid for stock repurchases, partially offset by $399 million of cash receipts from common stock issuances. Cash received from common stock issuances primarily represent employees' exercises of stock options. Financing activities for 2006 include $958 million of cash paid for stock repurchases and $102 million of cash paid for the repayment of life insurance policy loans, which was partially offset by $568 million of cash receipts from common stock issuances. Financing activities for 2005 include repayment of $268 million of long-term debt partially offset by $223 million of cash receipts from common stock issuances. Cash dividends paid in 2007, 2006 and 2005 were $72 million, $73 million and $70 million.

The Company's Board of Directors (the "Board") approved share repurchase plans in October 2003, August 2005, December 2005 and January 2006 which permitted the Company to repurchase up to a total of $1 billion ($250 million per plan) of the Company's common stock. Under these plans, we repurchased 19 million shares for $958 million during 2006 and made no repurchases in 2005. As of March 31, 2006, less than $1 million remained available for future repurchases under the January 2006 plan and all of these other plans were completed.

In April and July 2006, the Board approved two new share repurchase plans which permitted the Company to repurchase up to an additional $1 billion ($500 million per plan) of the Company's common stock. During 2007, we repurchased a total of 20 million shares for $1.0 billion. As a result of these repurchases, we effectively completed all of the 2007 share repurchase plans.

On April 25, 2007, the Board approved an additional share repurchase plan of up to $1.0 billion of the Company's common stock. Repurchased shares are used to support our stock-based employee compensation plans and for other general corporate purposes. Stock repurchases may be made from time to time in open market or private transactions.

Selected Measures of Liquidity and Capital Resources:

	March 31,		
(Dollars in millions)	2007	2006	2005
Cash and cash equivalents	$ 1,954	$ 2,139	$ 1,800
Working capital	2,730	3,527	3,658
Debt, net of cash and cash equivalents	4	(1,148)	(589)
Debt to capital ratio (1)	23.8%	14.4%	18.7%
Net debt to net capital employed (2)	0.1%	(24.1)%	(12.6)%
Return on stockholders' equity (3)	15.2%	13.1%	(3.0)%

(1) Ratio is computed as total debt divided by total debt and stockholders' equity.
(2) Ratio is computed as total debt, net of cash and cash equivalents ("net debt"), divided by net debt and stockholders' equity ("net capital employed").
(3) Ratio is computed as net income (loss), divided by a five-quarter average of stockholders' equity.

Working capital primarily includes cash, receivables and inventories, net of drafts and accounts payable and other liabilities. Our Pharmaceutical Solutions segment requires a substantial investment in working capital that is susceptible to large variations during the year as a result of inventory purchase patterns and seasonal demands. Inventory purchase activity is a function of sales activity, new customer build-up requirements and for 2006, the number and timing of fee-based arrangements with pharmaceutical manufacturers. In 2007, our working capital decreased primarily as a result of increases in other liabilities and deferred revenue. Net financial inventory (inventory, net of drafts and accounts payable) resulted in a small increase to working capital in 2007. Working capital in 2006 also decreased primarily due to a decrease in our net financial inventory, partially offset by improvements in our cash, cash equivalent and restricted cash balances and an increase in our accounts receivable. Improvements in our net financial inventory primarily reflect a better alignment of our purchases with customer demand for our U.S. pharmaceutical distribution business.

Our ratio of net debt to net capital employed decreased in 2007 primarily due to our issuance of $1.0 billion of long-term debt in relation with the Per-Se acquisition. Our ratio of net debt to net capital employed declined in 2006 as growth in our operating profit was in excess of the growth in working capital and other investments needed to fund increases in revenue.

The Company has paid quarterly cash dividends at the rate of $0.06 per share on its common stock since the fourth quarter of 1999. A dividend of $0.06 per share was declared by the Board on January 24, 2007, and was paid on April 2, 2007 to stockholders of record at the close of business on March 1, 2007. The Company anticipates that it will continue to pay quarterly cash dividends in the future. However, the payment and amount of future dividends remain within the discretion of the Board and will depend upon the Company's future earnings, financial condition, capital requirements and other factors.

Financial Obligations and Commitments:

The table below presents our significant financial obligations and commitments at March 31, 2007:

		Years			
(In millions)	Total	Within 1	Over 1 to 3	Over 3 to 5	After 5
On balance sheet					
Securities Litigation	$ 983	$ 983	$ -	$ -	$ -
Long-term debt	1,958	156	226	404	1,172
Other [(1)]	311	29	47	52	183
Off balance sheet					
Purchase obligations	2,708	2,503	132	34	39
Interest on borrowings	927	129	238	195	365
Customer guarantees	102	20	31	1	50
Operating lease obligations	460	98	151	103	108
Total	$ 7,449	$ 3,918	$ 825	$ 789	$ 1,917

(1) Primarily includes estimated payments for pension and postretirement plans.

We define a purchase obligation as an arrangement to purchase goods or services that is enforceable and legally binding on the Company. These obligations primarily relate to inventory purchases, capital commitments and service agreements.

We have agreements with certain of our customers' financial institutions (primarily for our Canadian business) under which we have guaranteed the repurchase of inventory at a discount in the event these customers are unable to meet certain obligations to those financial institutions. Among other limitations, these inventories must be in resalable condition. We have also guaranteed loans and credit facilities for some customers and we are a secured lender for substantially all of these guarantees. Customer guarantees range from one to seven years and were primarily provided to facilitate financing for certain strategic customers. At March 31, 2007, the maximum amounts of inventory repurchase guarantees and other customer guarantees were $96 million and $4 million. We consider it unlikely that we would make significant payments under these guarantees, and accordingly, amounts accrued for these guarantees were nominal.

In addition, our banks and insurance companies have issued $99 million of standby letters of credit and surety bonds on our behalf in order to meet the security requirements for statutory licenses and permits, court and fiduciary obligations, and our workers' compensation and automotive liability programs.

Credit Resources:

We fund our working capital requirements primarily with cash, short-term borrowings and our receivables sale facility. We have a $1.3 billion five-year, senior unsecured revolving credit facility that expires in September 2009. Borrowings under this credit facility bear interest based upon either a Prime rate or the London Interbank Offering Rate ("LIBOR"). In June 2006, we renewed our committed accounts receivable sales facility. The facility was renewed under substantially similar terms to those previously in place with the exception that the facility was reduced to $700 million from $1.4 billion. The renewed facility expires in June 2007. At March 31, 2007 and March 31, 2006, no amounts were outstanding under any of these facilities.

In connection with our purchase of Per-Se in January 2007, we entered into a single-draw $1.8 billion interim credit facility. The interim credit facility was a 364-day unsecured facility which had terms substantially similar to those contained in the Company's existing revolving credit facility. On January 26, 2007, we borrowed $1.0 billion under the interim credit facility to partially fund the Per-Se acquisition. On March 5, 2007, we issued $500 million of 5.25% notes due 2013 and $500 million of 5.70% notes due 2017. The notes are redeemable at any time, in whole or in part, at our option. In addition, upon occurrence of both a change of control and a ratings downgrade of the notes to non-investment-grade levels, we are required to make an offer to redeem the notes at a price equal to 101% of the principal amount plus accrued interest. We utilized net proceeds after offering expenses from the issuance of the notes of $990 million, together with cash on hand, to repay the $1 billion short-term credit facility borrowings.

Our senior debt credit ratings from S&P, Fitch, and Moody's are currently BBB, BBB+ and Baa3, and our commercial paper ratings are currently A-2, F-2 and P-3. Our ratings outlook is positive with S&P and stable with Fitch and Moody's. Our various borrowing facilities and certain long-term debt instruments are subject to covenants. Our principal debt covenant is our debt to capital ratio, which cannot exceed 56.5%. If we exceed this ratio, repayment of debt outstanding under the revolving credit facility and $215 million of term debt could be accelerated. At March 31, 2007, this ratio was 23.8% and we were in compliance with all other covenants. A reduction in our credit ratings or the lack of compliance with our covenants could result in a negative impact on our ability to finance our operations.

Funds necessary for the resolution of future debt maturities and our other cash requirements are expected to be met by existing cash balances, cash flows from operations, existing credit sources and other capital market transactions.

MARKET RISKS

Interest rate risk: Our long-term debt bears interest predominately at fixed rates, whereas our short-term borrowings are at variable interest rates. If the underlying weighted average interest rate on our variable rate debt were to have changed by 50 bp in 2007 and 2006, interest expense would not have been materially different from that reported.

As of March 31, 2007 and 2006, the net fair value liability of financial instruments with exposure to interest rate risk was approximately $2,036 million and $1,082 million. Fair value was estimated on the basis of quoted market prices, although trading in these debt securities is limited and may not reflect fair value. Fair value is subject to fluctuations based on our performance, our credit ratings, changes in the value of our stock and changes in interest rates for debt securities with similar terms.

Foreign exchange risk: We derive revenues and earnings from Canada, the United Kingdom, Ireland, France, the Netherlands, Israel, Australia, New Zealand and Mexico, which expose us to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same currency revenues in relation to same currency costs, and same currency assets in relation to same currency liabilities. Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany foreign currency investments and loans. As of March 31, 2007 and 2006, an adverse 10% change in quoted foreign currency exchange rates would not have had a material impact on our net fair value of financial instruments that have exposure to foreign currency risk.

RELATED PARTY BALANCES AND TRANSACTIONS

Information regarding our related party balances and transactions is included in "Critical Accounting Policies and Estimates" appearing within this Financial Review and Financial Note 20, "Related Party Balances and Transactions," to the accompanying consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements that impact the Company are included in Financial Note 1, "Significant Accounting Policies", to our consolidated financial statements, under the captions "Share-Based Payment" and "New Accounting Pronouncements".

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

In addition to historical information, management's discussion and analysis includes certain forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by use of forward-looking words such as "believes," "expects," "anticipates," "may," "should," "seeks," "approximately," "intends," "plans," or "estimates," or the negative of these words, or other comparable terminology. The discussion of financial trends, strategy, plans or intentions may also include forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected anticipated or implied. Although it is not possible to predict or identify all such risks and uncertainties, they may include, but are not limited to, the factors discussed under "Additional Factors That May Affect Future Results." The reader should not consider this list to be a complete statement of all potential risks and uncertainties.

These and other risks and uncertainties are described herein or in our other public documents. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

The following additional factors may affect our future results:

Adverse resolution of pending Securities Litigation regarding the restatement of our historical financial statements may cause us to incur material losses.

As discussed in Financial Note 17, "Other Commitments and Contingent Liabilities," to the accompanying consolidated financial statements, in the third quarter of 2005, we announced that we had reached an agreement to settle the action captioned *In re McKesson HBOC, Inc. Securities Litigation* (No. C-99-20743-RMW) (the "Consolidated Action"). In general, we agreed to pay the settlement class a total of $960 million in cash. During the third quarter of 2005, we recorded a $1,200 million pre-tax ($810 million after-tax) charge with respect to the Company's Securities Litigation. The charge consisted of $960 million for the Consolidated Action and $240 million for other Securities Litigation proceedings.

On February 24, 2006, the court gave final approval to the settlement of the Consolidated Action, and as a result, we paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. Based on the payments made in the Consolidated Action and payments made to settle other previously reported Securities Litigation proceedings, and based on our assessment of the remaining cases, the estimated Securities Litigation accruals as of March 31, 2007 and 2006 were $983 million and $1,014 million. We believe this accrual is adequate to address our remaining potential exposure with respect to all of the Securities Litigation matters. However, in view of the number and uncertainties of the timing and outcome of this type of litigation, and the substantial amounts involved, it is possible that the ultimate costs of these matters could impact our earnings, either negatively or positively, in the quarter of their resolution. We do not believe that the resolution of these matters will have a material adverse effect on our results of operations, liquidity or financial position taken as a whole.

Changes in the United States healthcare environment could have a material negative impact on our revenues and net income.

Our products and services are primarily intended to function within the structure of the healthcare financing and reimbursement system currently being used in the United States. In recent years, the healthcare industry has changed significantly in an effort to reduce costs. These changes include increased use of managed care, cuts in Medicare and Medicaid reimbursement levels, consolidation of pharmaceutical and medical-surgical supply distributors, and the development of large, sophisticated purchasing groups.

We expect the healthcare industry to continue to change significantly in the future. Some of these changes, such as adverse changes in government funding of healthcare services, legislation or regulations governing the privacy of patient information, or the delivery or pricing of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to greatly reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services.

Changes in the healthcare industry's, or any of our individual or collective group of pharmaceutical suppliers', pricing, selling, inventory, distribution or supply policies or practices, or changes in our customer mix could also significantly reduce our revenues and net income. Due to the diverse range of healthcare supply management and healthcare information technology products and services that we offer, such changes could have an adverse impact on our results of operations, while not affecting some of our competitors who offer a narrower range of products and services.

The majority of our U.S. pharmaceutical distribution business' agreements with manufacturers are structured to ensure that we are appropriately and predictably compensated for the services we provide; however, failure to successfully renew these contracts in a timely and favorable manner could have an adverse impact on our results of operations.

Healthcare and public policy trends indicate that the number of generic drugs will increase over the next few years as a result of the expiration of certain drug patents. In recent years, our revenues and gross margins have increased from our generic drug offering programs. An increase or a decrease in the availability or changes in pricing or reimbursement of these generic drugs could have an adverse impact on our results of operations.

There have been increasing efforts by various levels of government including state boards of pharmacy and comparable agencies to regulate the pharmaceutical distribution system in order to prevent the introduction of counterfeit, adulterated, and/or mislabeled drugs into the pharmaceutical distribution system ("pedigree tracking"). Certain states have adopted or are considering laws and regulations that are intended to protect the integrity of the pharmaceutical distribution system while other government agencies are currently evaluating their recommendations. Florida has adopted pedigree-tracking requirements and California has enacted a law requiring chain of custody technology using radio frequency tagging and electronic pedigrees. Final regulations under the federal Prescription Drug Marketing Act requiring pedigree and chain of custody tracking in certain circumstances became effective December 1, 2006. This latter regulation has been challenged in a case brought by secondary distributors. A preliminary injunction was issued by the federal District Court for the Eastern District of New York that temporarily enjoined implementation of this regulation. These pedigree tracking laws and regulations could increase the overall regulatory burden and costs associated with our pharmaceutical distribution business, and could have an adverse impact on our results of operations.

We are subject to extensive and frequently changing local, state and federal laws and regulations relating to healthcare fraud. The federal government continues to strengthen its position and scrutiny over practices involving healthcare fraud affecting Medicare, Medicaid and other government healthcare programs. Furthermore, our relationships with pharmaceutical and medical-surgical product manufacturers and healthcare providers subject our business to laws and regulations on fraud and abuse. Many of the regulations applicable to us, including those relating to marketing incentives offered by pharmaceutical or medical-surgical suppliers, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations. If we fail to comply with applicable laws and regulations, we could suffer civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

Medical billing and collection activities are governed by numerous federal and state civil and criminal laws that pertain to companies that provide billing and collection services, or that provide consulting services in connection with billing and collection activities. In connection with these laws, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs. Any such proceeding or investigation could have an adverse impact on our results of operations.

Competition may erode our profit.

In every area of healthcare distribution operations, our Pharmaceutical Solutions and Medical-Surgical Solutions segments face strong competition, both in price and service, from national, regional and local full-line, short-line and specialty wholesalers, service merchandisers, self-warehousing chains, manufacturers engaged in direct distribution and large payor organizations. In addition, these segments face competition from various other service providers and from pharmaceutical and other healthcare manufacturers (as well as other potential customers of the segments) which may from time to time decide to develop, for their own internal needs, supply management capabilities which are provided by the segments and other competing service providers. Price, quality of service, and, in some cases, convenience to the customer are generally the principal competitive elements in these segments.

Our Provider Technologies segment experiences substantial competition from many firms, including other computer services firms, consulting firms, shared service vendors, certain hospitals and hospital groups, hardware vendors and Internet-based companies with technology applicable to the healthcare industry. Competition varies in size from small to large companies, in geographical coverage, and in scope and breadth of products and services offered. These competitive pressures could have an adverse impact on our results of operations.

Our Pharmaceutical Solutions segment is subject to inflation in branded pharmaceutical prices and deflation in generic pharmaceutical prices, which subjects us to risks and uncertainties.

Certain of our U.S. pharmaceutical distribution business' agreements entered into with branded pharmaceutical manufacturers are partially inflation-based. A slowing in the frequency or rate of branded price increases could have an adverse impact on our results of operations. In addition, we also distribute generic pharmaceuticals, which are subject to price deflation. An acceleration of the frequency or rate of generic price decreases could also have an adverse impact on our results of operations.

Substantial defaults in payment or a material reduction in purchases of our products by large customers could have a significant negative impact on our financial condition and results of operations and liquidity.

In recent years, a significant portion of our revenue growth has been with a limited number of large customers. During the year ended March 31, 2007, sales to our ten largest customers accounted for approximately 51% of our total consolidated revenues. Sales to our largest customer, Caremark RX, Inc., represented approximately 11% of our 2007 total consolidated revenues. At March 31, 2007, accounts receivable from our ten largest customers and Caremark RX, Inc. were approximately 48% and 12% of total accounts receivable. As a result, our sales and credit concentration is significant. Any defaults in payment or a material reduction in purchases from this or any other large customer could have an adverse impact on our results of operations.

Our Pharmaceutical Solutions and Medical-Surgical Solutions segments are dependent upon sophisticated information systems. The implementation delay, malfunction or failure of these systems for any extended period of time could adversely affect our business.

We rely on sophisticated information systems in our business to obtain, rapidly process, analyze and manage data to: facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers, receive, process and ship orders on a timely basis, manage the accurate billing and collections for thousands of customers and process payments to suppliers. If these systems are interrupted, damaged by unforeseen events, or fail for any extended period of time, we could have an adverse impact on our results of operations.

We could become subject to liability claims that are not adequately covered by our insurance, and may have to pay damages and other expenses which could have an adverse impact on our results of operations.

Our business exposes us to risks that are inherent in the distribution, manufacturing, dispensing of pharmaceuticals and medical-surgical supplies, the provision of ancillary services, the conduct of our payor businesses (which include disease management programs and our nurse triage services) and the provision of products that assist clinical decision-making and relate to patient medical histories and treatment plans. If customers assert liability claims against our products and/or services, any ensuing litigation, regardless of outcome, could result in a substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit, by contract, our liability to customers; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. We also maintain general liability coverage; however, this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against us. In addition, the insurer might disclaim coverage as to any future claim. A successful product or professional liability claim not fully covered by our insurance could have an adverse impact on our results of operations.

The failure of our Provider Technologies business to attract and retain customers due to challenges in software product integration or to keep pace with technological advances may significantly reduce our revenues or increase our expenses.

Our Provider Technologies business delivers enterprise-wide patient care, clinical, financial, supply chain, strategic management software solutions and pharmacy automation to hospitals, physicians, homecare providers, retail and mail order pharmacies and payors. Challenges in integrating Provider Technologies software products could impair our ability to attract and retain customers and could have an adverse impact on our results of operations.

Future advances in the healthcare information systems industry could lead to new technologies, products or services that are competitive with the products and services offered by our Provider Technologies business. Such technological advances could also lower the cost of such products and services or otherwise result in competitive pricing pressure. The success of our Provider Technologies business will depend, in part, on its ability to be responsive to technological developments, pricing pressures and changing business models. To remain competitive in the evolving healthcare information systems marketplace, our Provider Technologies business must develop new products on a timely basis. The failure to develop competitive products and to introduce new products on a timely basis could curtail the ability of our Provider Technologies business to attract and retain customers and thereby could have an adverse impact on our results of operations.

The loss of third party licenses utilized by our Provider Technologies segment may adversely impact our operating results.

We license the rights to use certain technologies from third-party vendors to incorporate in or complement our Provider Technologies segment's products and solutions. These licenses are generally nonexclusive, must be renewed periodically by mutual consent, and may be terminated if we breach the terms of the license. As a result, we may have to discontinue, delay or reduce product shipments until we obtain equivalent technology, which could hurt our business. Our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we may not be able to modify or adapt our own products.

Proprietary technology protections may not be adequate, and products may be found to infringe the rights of third parties.

We rely on a combination of trade secret, patent, copyright and trademark laws, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights in our products. There can be no assurance that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Although we believe that our products do not infringe the proprietary rights of third parties, from time to time third parties have asserted infringement claims against us and there can be no assurance that third parties will not assert infringement claims against us in the future. If we were found to be infringing others' rights, we may be required to pay substantial damage awards and forced to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing technology. Additionally, we may find it necessary to initiate litigation to protect our trade secrets, to enforce our patent, copyright and trademark rights, and to determine the scope and validity of the proprietary rights of others. These types of litigation can be costly and time consuming. These litigation expenses, damage payments, or costs of developing replacement technology could have an adverse impact on our results of operations.

System errors or failures of our products to conform to specifications could cause unforeseen liabilities.

The software and software systems ("systems") that we sell or operate are very complex. As with complex systems offered by others, our systems may contain errors, especially when first introduced. For example, our Provider Technologies' business systems are intended to provide information for healthcare providers in providing patient care. Therefore, users of our systems have a greater sensitivity to errors than the general market for software products. Failure of a client's system to perform in accordance with our documentation could constitute a breach of warranty and could require us to incur additional expense in order to make the system comply with the documentation. If such failure is not remedied in a timely manner, it could constitute a material breach under a contract, allowing the client to cancel the contract, obtain refunds of amounts previously paid, or assert claims for significant damages.

Regulation of our distribution businesses and regulation of our computer-related products could impose increased costs, delay the introduction of new products and negatively impact our business.

The healthcare industry is highly regulated. We are subject to various local, state, federal, foreign and transnational laws and regulations, which include the operating and security standards of the Drug Enforcement Administration (the "DEA"), the Food and Drug Administration (the "FDA"), various state boards of pharmacy, state health departments, the Department of Health and Human Services (the "DHHS"), and other comparable agencies. Certain of our subsidiaries may be required to register for permits and/or licenses with, and comply with operating and security standards of, the DEA, the FDA, DHHS and various state boards of pharmacy, state health departments and/or comparable state agencies as well as foreign agencies and certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale.

In addition, the FDA has increasingly focused on the regulation of computer products and computer-assisted products as medical devices under the Federal Food, Drug and Cosmetic Act. If the FDA chooses to regulate any of our products as medical devices, it can impose extensive requirements upon us. If we fail to comply with the applicable requirements, the FDA could respond by imposing fines, injunctions or civil penalties, requiring recalls or product corrections, suspending production, refusing to grant pre-market clearance of products, withdrawing clearances and initiating criminal prosecution. Any final FDA policy governing computer products, once issued, may increase the cost and time to market new or existing products or may prevent us from marketing our products.

We regularly receive requests for information and occasionally subpoenas from government authorities. Although we believe that we are in compliance, in all material respects, with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses or any other regulatory approvals or obtain without significant delay future permits, licenses or other approvals needed for the operation of our businesses. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could have an adverse impact on our results of operations.

New and potential federal regulations relating to patient confidentiality and format and data content standards could depress the demand for our products and impose significant product redesign costs and unforeseen liabilities on us.

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and will require the users of such information to implement specified security measures. Regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information.

Although our systems have been updated and modified to comply with the current requirements of HIPAA, evolving HIPAA-related laws or regulations, such as the claims attachment rule, could restrict the ability of our customers to obtain, use or disseminate patient information. This could adversely affect demand for our products if they are not re-designed in a timely manner in order to meet the requirements of any new regulations that seek to protect the privacy and security of patient data or enable our customers to execute new or modified healthcare transactions. We may need to expend additional capital, research and development and other resources to modify our products to address evolving data security and privacy issues.

The length of our sales and implementation cycles for our Provider Technologies segment could have an adverse impact on our future operating results.

Many of the solutions offered by our Provider Technologies segment have long sales and implementation cycles, which could range from several months to over two years or more from initial contact with the customer to completion of implementation. How and when to implement, replace, or expand an information system, or modify or add business processes, are major decisions for healthcare organizations. Many of the solutions we provide typically require significant capital expenditures and time commitments by the customer. Any decision by our customers to delay implementation could have an adverse impact on our results of operations. Furthermore, delays or failures to meet milestones established in our agreements may result in a breach of contract, termination of the agreement, damages and/or penalties as well as a reduction in our margins or a delay in our ability to recognize revenue.

Our inability to perform well under chronic disease or impact condition programs could have an adverse effect on our business and results of operations.

Part of our growth strategy focuses on developing health and care support programs to address chronic diseases and medical conditions as well as the overall health of all enrollees of a health plan. Our success in this area, including our ability to recognize revenue, is highly dependent upon the timely receipt of accurate data from health plan customers and our accurate analysis of such data. Data acquisition, data quality control and data analysis are complex processes that carry a risk of untimely, incomplete or inaccurate data from health plan customers or flawed analysis of such data. If we do not receive timely and accurate data from health plan customers or our analyses are flawed, or if we fail to execute on new or modified programs, it could have an adverse impact on our results of operations.

Reduced capacity in the commercial property insurance market exposes us to potential loss.

In order to provide prompt and complete service to our major Pharmaceutical Solutions and Medical-Surgical Solutions customers, we maintain significant product inventory at certain of our distribution centers. While we seek to maintain property insurance coverage in amounts sufficient for our business, there can be no assurance that our property insurance will be adequate or available on acceptable terms. One or more large casualty losses caused by fire, earthquake or other natural disaster in excess of our coverage limits could have an adverse impact on our results of operations.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under generally accepted accounting principles to test our goodwill for impairment at least annually as well as review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include slower growth rates and the loss of a significant customer. We may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This could have an adverse impact on our results of operations.

Our operating results and our financial condition may be adversely affected by foreign operations.

We have operations based in foreign countries, including Canada, the United Kingdom, Europe and other foreign countries, and we have a large investment in Mexico. In the future we look to continue to grow our foreign operations both organically and through acquisitions and investments; however, increasing our foreign operations carries additional risks. Operations outside of the United States may be affected by changes in trade protection laws, policies, measures and other regulatory requirements affecting trade and investment; unexpected changes in regulatory requirements for software, social, political, labor or economic conditions in a specific country or region; import/export regulations in both the United States and foreign countries, and difficulties in staffing and managing foreign operations. Political changes and natural disasters, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. Additionally, foreign operations expose us to foreign currency fluctuations that could adversely impact our results of operations based on the movements of the applicable foreign currency exchange rates in relation to the U.S. Dollar.

Tax legislation initiatives could adversely affect our net earnings.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the United States federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. Although we believe that our historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that these tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Our business could be hindered if we are unable to complete and integrate acquisitions successfully.

An element of our strategy is to identify, pursue and consummate acquisitions that either expand or complement our business. Integration of acquisitions involves a number of risks including the diversion of management's attention to the assimilation of the operations of businesses we have acquired, difficulties in the integration of operations and systems and the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses, and potential adverse effects on operating results. In addition, we may potentially require additional financing in order to fund future acquisitions, which may or may not be attainable. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our business and our growth strategies could be negatively affected.

In addition to the above, changes in generally accepted accounting principles and general economic and market conditions could affect future results.

McKESSON CORPORATION

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of McKesson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an audit report on our management's assessment of our internal control over financial reporting. This audit report appears on page 57 of this Annual Report on Form 10-K.

The scope of management's assessment of the effectiveness of internal control over financial reporting excludes the acquired operations of Per-Se Technologies, Inc., ("Per-Se") because it was acquired on January 26, 2007. Per-Se represents approximately 8% of our total assets at March 31, 2007, and less than 1% of our revenues and net income for the year ended March 31, 2007.

May 9, 2007

/s/ John H. Hammergren
John H. Hammergren
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors of McKesson Corporation:

We have audited the accompanying consolidated balance sheets of McKesson Corporation and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). We also have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting,* that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in *Management's Annual Report on Internal Control Over Financial Reporting,* management excluded from its assessment the internal control over financial reporting at Per-Se Technologies, Inc. ("Per-Se") which was acquired on January 26, 2007 and whose financial statements constitute approximately 8% of total assets and less than 1% of revenues and net income as of and for the year ended March 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Per-Se. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of McKesson Corporation and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, on April 1, 2006, the Company changed its method of accounting for share-based payment arrangements to conform to Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." As also discussed in Note 1 to the consolidated financial statements, on March 31, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

Deloitte & Touche LLP
San Francisco, California
May 9, 2007

McKESSON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Years Ended March 31,		
	2007	2006	2005
Revenues	$ 92,977	$ 86,983	$ 79,096
Cost of Sales	88,645	83,206	75,754
Gross Profit	4,332	3,777	3,342
Operating Expenses			
Selling	673	590	531
Distribution	771	686	614
Research and development	284	223	182
Administrative	1,346	1,107	1,031
Securities Litigation charge (credit), net	(6)	45	1,200
Total	3,068	2,651	3,558
Operating Income (Loss)	1,264	1,126	(216)
Interest Expense	(99)	(94)	(118)
Other Income, Net	132	139	68
Income (Loss) from Continuing Operations Before Income Taxes	1,297	1,171	(266)
Income Tax Benefit (Provision)	(329)	(426)	93
Income (Loss) After Income Taxes			
Continuing operations	968	745	(173)
Discontinued operations	(5)	(7)	16
Discontinued operations – gain (loss) on sales, net	(50)	13	-
Net Income (Loss)	$ 913	$ 751	$ (157)
Earnings (Loss) Per Common Share			
Diluted			
Continuing operations	$ 3.17	$ 2.36	$ (0.59)
Discontinued operations	(0.02)	(0.02)	0.06
Discontinued operations – gain (loss) on sales, net	(0.16)	0.04	-
Total	$ 2.99	$ 2.38	$ (0.53)
Basic			
Continuing operations	$ 3.25	$ 2.44	$ (0.59)
Discontinued operations	(0.02)	(0.02)	0.06
Discontinued operations – gain (loss) on sales, net	(0.17)	0.04	-
Total	$ 3.06	$ 2.46	$ (0.53)
Weighted Average Shares			
Diluted	305	316	294
Basic	298	306	294

See Financial Notes

McKESSON CORPORATION

CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	March 31, 2007	March 31, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,954	$ 2,139
Restricted cash	984	962
Receivables, net	6,566	6,247
Inventories	8,153	7,127
Prepaid expenses and other	199	522
Total	17,856	16,997
Property, Plant and Equipment, Net	684	663
Capitalized Software Held for Sale	166	139
Goodwill	2,975	1,637
Intangible Assets, Net	613	116
Other Assets	1,649	1,409
Total Assets	$ 23,943	$ 20,961
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Drafts and accounts payable	$ 10,873	$ 9,944
Deferred revenue	1,027	827
Current portion of long-term debt	155	26
Securities Litigation	983	1,014
Other	2,088	1,659
Total	15,126	13,470
Postretirement Obligations and Other Noncurrent Liabilities	741	619
Long-Term Debt	1,803	965
Other Commitments and Contingent Liabilities (Note 17)		
Stockholders' Equity		
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.01 par value Shares authorized: 2007 and 2006 – 800 Shares issued: 2007 – 341, 2006 – 330	3	3
Additional Paid-in Capital	3,722	3,238
Other Capital	(19)	(75)
Retained Earnings	4,712	3,871
Accumulated Other Comprehensive Income	31	55
ESOP Notes and Guarantees	(14)	(25)
Treasury Shares, at Cost, 2007 – 46 and 2006 – 26	(2,162)	(1,160)
Total Stockholders' Equity	6,273	5,907
Total Liabilities and Stockholders' Equity	$ 23,943	$ 20,961

See Financial Notes

McKESSON CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended March 31, 2007, 2006 and 2005
(In millions except per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Other Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP Notes and Guarantees	Treasury Common Shares	Treasury Amount	Stockholders' Equity	Comprehensive Income (Loss)
Balances, March 31, 2004	297	$ 3	$ 2,047	$ (43)	$ 3,421	$ (16)	$ (53)	(7)	$ (194)	$ 5,165	$ 690
Issuance of shares under employee plans	9	-	273	(12)					(2)	259	
ESOP note collections							17			17	
Note collections				19						19	
Note reserves				(6)						(6)	
Translation adjustment						45				45	45
Additional minimum pension liability, net of tax of $(3)						3				3	3
Net loss					(157)					(157)	(157)
Other					1					1	
Cash dividends declared, $0.24 per common share					(71)					(71)	
Balances, March 31, 2005	306	3	2,320	(42)	3,194	32	(36)	(7)	(196)	5,275	$ (109)
Issuance of shares under employee plans	18	-	723	(25)					(6)	692	
ESOP note collections							11			11	
Note collections				-						-	
Note reserves				(8)						(8)	
Translation adjustment						24				24	24
Additional minimum pension liability, net of tax of $2						(4)				(4)	(4)
Net income					751					751	751
Unrealized gain on investments, net of tax of $(2)						3				3	3
Conversion of Debentures	6	-	195							195	
Repurchase of common stock								(19)	(958)	(958)	
Cash dividends declared, $0.24 per common share					(74)					(74)	
Balances, March 31, 2006	330	$ 3	$ 3,238	$ (75)	$ 3,871	$ 55	$ (25)	(26)	$ (1,160)	$ 5,907	$ 774
Issuance of shares under employee plans	11	-	399						(2)	397	
Share-based compensation			59							59	
Tax benefit related to issuance of shares under employee plans			68							68	
ESOP note collections							10			10	
Notes rescinded				16						16	
Note reserves				(2)						(2)	
Translation adjustment						33				33	33
Additional minimum pension liability, net of tax of $(3)						8				8	8
Net income					913					913	913
Unrealized loss on investments, net of tax of $1						(2)				(2)	(2)
Repurchase of common stock								(20)	(1,000)	(1,000)	
Cash dividends declared, $0.24 per common share					(72)					(72)	
Adoption of new accounting standard, net of tax of $37						(63)				(63)	(63)
Other			(42)	42			1			1	
Balances, March 31, 2007	341	$ 3	$ 3,722	$ (19)	$ 4,712	$ 31	$ (14)	(46)	$ (2,162)	$ 6,273	$ 889

See Financial Notes

McKESSON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended March 31,		
	2007	2006	2005
Operating Activities			
Net income (loss)	$ 913	$ 751	$ (157)
Discontinued operations, net of income taxes	55	(6)	(16)
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation	112	109	106
Amortization	183	153	139
Provision for bad debts	24	11	16
Securities Litigation charge (credit), net	(6)	45	1,200
Deferred taxes	167	403	(329)
Other non-cash items	(76)	(48)	(69)
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	(209)	(519)	(325)
Inventories	(928)	601	(654)
Drafts and accounts payable	872	1,104	1,316
Deferred revenue	181	379	88
Taxes	144	(53)	113
Securities Litigation settlement payments	(25)	(243)	-
Proceeds from sale of notes receivable	5	60	59
Other	127	(9)	56
Net cash provided by operating activities	1,539	2,738	1,543
Investing Activities			
Property acquisitions	(126)	(166)	(135)
Capitalized software expenditures	(180)	(160)	(136)
Acquisitions of businesses, less cash and cash equivalents acquired	(1,938)	(589)	(76)
Proceeds from sale of businesses	179	63	12
Restricted cash	(22)	(962)	-
Other	(16)	(2)	(25)
Net cash used in investing activities	(2,103)	(1,816)	(360)
Financing Activities			
Proceeds from issuances of debt, net	1,997	-	-
Repayment of debt	(1,031)	(24)	(268)
Capital stock transactions:			
Issuances	399	568	223
Share repurchases	(1,003)	(958)	-
ESOP notes and guarantees	10	12	16
Dividends paid	(72)	(73)	(70)
Other	79	(108)	8
Net cash provided by (used in) financing activities	379	(583)	(91)
Net increase (decrease) in cash and cash equivalents	(185)	339	1,092
Cash and cash equivalents at beginning of year	2,139	1,800	708
Cash and cash equivalents at end of year	$ 1,954	$ 2,139	$ 1,800
Supplemental Information:			
Cash paid for:			
Interest	$ 100	$ 100	$ 126
Income taxes	137	84	132
Non-cash Transaction:			
Common stock issued in conjunction with redemption of long-term debt	$ -	$ 196	$ -

See Financial Notes

McKESSON CORPORATION

FINANCIAL NOTES

1. Significant Accounting Policies

Nature of Operations: The consolidated financial statements of McKesson Corporation ("McKesson," the "Company," or "we" and other similar pronouns) include the financial statements of all majority-owned or controlled companies. Significant intercompany transactions and balances have been eliminated. The Company's fiscal year begins on April 1 and ends on March 31. Unless otherwise noted, all references to a particular year shall mean the Company's fiscal year.

We conduct our business through three segments. Through our Pharmaceutical Solutions segment, we are a leading distributor of ethical and proprietary drugs, and health and beauty care products throughout North America. This segment also provides medical management and specialty pharmaceutical solutions for biotech and pharmaceutical manufacturers, patient and other services for payors, software and consulting and outsourcing services to pharmacies and, through its investment in Parata Systems, LLC ("Parata"), sells automated pharmaceutical dispensing systems for retail pharmacies. Our Medical-Surgical Solutions segment distributes medical-surgical supplies, first-aid products and equipment, and provides logistics and other services within the United States and Canada. Our Provider Technologies segment delivers enterprise-wide patient care, clinical, financial, supply chain, and strategic management software solutions, pharmacy automation for hospitals, as well as connectivity, outsourcing and other services, to healthcare organizations throughout North America, the United Kingdom and other European countries. Its customers include hospitals, physicians, homecare providers, retail pharmacies and payors.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications are primarily related to discontinued operations (see Financial Note 3, "Discontinued Operations") and had no impact on net income.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: All highly liquid debt instruments purchased with a maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

Restricted Cash: Cash that is subject to legal restrictions or is unavailable for general operating purposes is classified as restricted cash. At March 31, 2007 and 2006 restricted cash included $962 million paid into an escrow account for future distribution to class members of our Securities Litigation settlement. The corresponding liability is in current liabilities under the caption "Securities Litigation." The liability will be discharged at such time as the settlement is declared effective by the court. Refer to Financial Note 17, "Other Commitments and Contingent Liabilities."

Marketable Securities Available for Sale: We carry our marketable securities which are available for sale at fair value and the net unrealized gains and losses, net of the related tax effect, computed in marking these securities to market have been reported within stockholders' equity.

Inventories: We state inventories at the lower of cost or market. Inventories for the Pharmaceutical Solutions and Medical-Surgical Solutions segments consist of merchandise held for resale. For our Pharmaceutical Solutions segment, the majority of the cost of domestic inventories is determined on the last-in, first-out ("LIFO") method and Canadian inventories are stated using the first-in, first-out ("FIFO") method. Cost of inventories for our Medical-Surgical Solutions segment is primarily determined on the FIFO method. Provider Technologies segment inventories consist of computer hardware with cost determined by the standard cost method. The LIFO method is used to value approximately 87% of our inventories at March 31, 2007 and 2006. Total inventories before the LIFO cost adjustment, which approximates replacement cost, were $8,244 million and $7,283 million at March 31, 2007 and 2006. Vendor rebates, cash discounts, allowances and chargebacks received from vendors are generally accounted for as a reduction in the cost of inventory and are recognized when the inventory is sold.

Property, Plant and Equipment: We state our property, plant and equipment at cost and depreciate them on the straight-line method at rates designed to distribute the cost of properties over estimated service lives ranging from one to 30 years.

Capitalized Software Held for Sale: Development costs for software held for sale, which primarily pertain to our Provider Technologies segment, are capitalized once a project has reached the point of technological feasibility. Completed projects are amortized after reaching the point of general availability using the straight-line method based on an estimated useful life of approximately three years. We monitor the net realizable value of capitalized software held for sale to ensure that the investment will be recovered through future sales.

Additional information regarding our capitalized software expenditures is as follows:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Amounts capitalized	$ 76	$ 61	$ 50
Amortization expense	43	51	52
Third-party royalty fees paid	43	33	25

Long-lived Assets: We assess the recoverability of goodwill and indefinite-lived purchased intangible assets on at least an annual basis and other long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of impairment losses for long-lived assets, including goodwill, which we expect to hold and use, is based on estimated fair values of the assets. Estimates of fair values are based on quoted market prices, when available, the results of valuation techniques utilizing discounted cash flows (using the lowest level of identifiable cash flows) or fundamental analysis. Long-lived assets to be disposed of, either by sale or abandonment, are reported at the lower of carrying amount or fair value less costs to sell. Intangible assets with finite lives (customer lists, technology, trademarks and other) are amortized on a straight-line basis over the estimated useful lives ranging from one to twenty years.

Capitalized Software Held for Internal Use: We amortize capitalized software held for internal use over the assets' estimated useful lives ranging from one to ten years. As of March 31, 2007 and 2006, capitalized software held for internal use was $465 million and $435 million, net of accumulated amortization of $391 million and $315 million and was included in Other Assets in the consolidated balance sheets.

Insurance Programs: Under our insurance programs, we seek to obtain coverage for catastrophic exposures as well as those risks required to be insured by law or contract. It is our policy to retain a significant portion of certain losses primarily related to workers' compensation and comprehensive general, product, and vehicle liability. Provisions for losses expected under these programs are recorded based upon our estimate of the aggregate liability for claims incurred as well as for claims incurred but not yet reported. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

Revenue Recognition: Revenues for our Pharmaceutical Solutions and Medical-Surgical Solutions segments are recognized when we deliver product and title passes to the customer or when services have been rendered and there are no further obligations to customers.

Revenues are recorded net of sales returns, allowances and rebates. We accrue sales returns based on estimates at the time of sale to the customer. Sales returns from customers were approximately $1,113 million, $933 million and $845 million in 2007, 2006 and 2005. Taxes collected from customers and remitted to governmental authorities are presented on a net basis; that is, they are excluded from revenues.

The revenues for the Pharmaceutical Solutions segment include large volume sales of pharmaceuticals to a limited number of large customers who warehouse their own product. We order bulk product from the manufacturer, receive and process the product through our central distribution facility and deliver the bulk product (generally in the same form as received from the manufacturer) directly to our customers' warehouses. We also record revenues for direct store deliveries from most of these same customers. Sales to customer warehouses amounted to $27.6 billion in 2007, $25.5 billion in 2006 and $23.8 billion in 2005. Direct store deliveries are shipments from the manufacturer to our customers of a limited category of products that require special handling. We assume the primary liability to the manufacturer for these products.

Based on the criteria of Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," our revenues are recorded gross when we are the primary party obligated in the transaction, take title to and possession of the inventory, are subject to inventory risk, have latitude in establishing prices, assume the risk of loss for collection from customers as well as delivery or return of the product, are responsible for fulfillment and other customer service requirements, or the transactions have several but not all of the these indicators.

Our Pharmaceutical Solutions segment also includes revenues from disease management programs provided to various states' Medicaid programs. These service contracts include provisions for achieving certain cost-savings and clinical targets. If the targets are not met, a portion, or all, of the revenue must be refunded to the customer. We recognize revenue during the term of the contract by assessing our actual performance compared to targets and then determining the amount the customer would be legally obligated to pay if the contract terminated at that point. These assessments include estimates of medical claims and other data, which could require future adjustment because there is generally a significant time delay between recording the accrual and the final settlement of the contract. If data is insufficient to assess performance or we have not met the targets, we defer recognition of the revenue. As of March 31, 2007 and 2006, we had deferred $104 million and $96 million related to these contracts, which was included in current deferred revenue in the consolidated balance sheets. We generally have been successful in achieving performance goals under these contracts.

Revenues for our Provider Technologies segment are generated primarily by licensing software systems (consisting of software, hardware and maintenance support), and providing outsourcing and professional services. Revenue for this segment is recognized as follows:

Software systems are marketed under information systems agreements as well as service agreements. Perpetual software arrangements are recognized at the time of delivery or under the percentage-of-completion method based on the terms and conditions in the contract. Contracts accounted for under the percentage-of-completion method are generally measured based on the ratio of labor costs incurred to date to total estimated labor costs to be incurred. Changes in estimates to complete and revisions in overall profit estimates on these contracts are charged to earnings in the period in which they are determined. We accrue for contract losses if and when the current estimate of total contract costs exceeds total contract revenue.

Hardware revenues are generally recognized upon delivery. Revenue from multi-year software license agreements is recognized ratably over the term of the agreement. Software implementation fees are recognized as the work is performed or under the percentage-of-completion contract method. Maintenance and support agreements are marketed under annual or multi-year agreements and are recognized ratably over the period covered by the agreements. Remote processing service fees are recognized monthly as the service is performed. Outsourcing service revenues are recognized as the service is performed.

We also offer our products on an application service provider ("ASP") basis, making available our software functionality on a remote hosting basis from our data centers. The data centers provide system and administrative support as well as hosting services. Revenue on products sold on an ASP basis is recognized on a monthly basis over the term of the contract starting when the hosting services begin.

This segment also engages in multiple-element arrangements, which may contain any combination of software, hardware, implementation or consulting services, or maintenance services. When some elements are delivered prior to others in an arrangement and vendor-specific objective evidence of fair value ("VSOE") exists for the undelivered elements, revenue for the delivered elements is recognized upon delivery of such items. The segment establishes VSOE for hardware and implementation and consulting services based on the price charged when sold separately, and for maintenance services, based on renewal rates offered to customers. Revenue for the software element is recognized under the residual method only when fair value has been established for all of the undelivered elements in an arrangement. If fair value cannot be established for any undelivered element, all of the arrangement's revenue is deferred until the delivery of the last element or until the fair value of the undelivered element is determinable.

Supplier Incentives: We generally account for fees for service and other incentives received from our suppliers, relating to the purchase or distribution of inventory, as a reduction to cost of goods sold. We consider these fees to represent product discounts, and as a result, the fees are recorded as a reduction of product cost and recognized through cost of goods sold upon the sale of the related inventory.

Supplier Reserves: We establish reserves against amounts due from our suppliers relating to various price and rebate incentives, including deductions or billings taken against payments otherwise due to them. These reserve estimates are established based on our judgment after carefully considering the status of current outstanding claims, historical experience with the suppliers, the specific incentive programs and any other pertinent information available to us. We evaluate the amounts due from our suppliers on a continual basis and adjust the reserve estimates when appropriate based on changes in factual circumstances. The ultimate outcome of any outstanding claim may be different than our estimate. As of March 31, 2007 and 2006, supplier reserves were $100 million and $97 million.

Shipping and Handling Costs: We include all costs to warehouse, pick, pack and deliver inventory to our customers in distribution expenses.

Income Taxes: We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign Currency Translation: Assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in accumulated other comprehensive income or losses in the stockholders' equity section of the consolidated balance sheets. Realized gains and losses from currency exchange transactions are recorded in operating expenses in the consolidated statements of operations and were not material to our consolidated results of operations in 2007, 2006 or 2005.

Derivative Financial Instruments: Derivative financial instruments are used principally in the management of our foreign currency and interest rate exposures and are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive losses and are recognized in the consolidated statement of earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

Concentrations of Credit Risk: Trade receivables subject us to a concentration of credit risk with customers primarily in our Pharmaceutical Solutions segment. A significant proportion of our revenue growth has been with a limited number of large customers and as a result, our credit concentration has increased. Accordingly, any defaults in payment by or a reduction in purchases from these large customers could have a significant negative impact on our financial condition, results of operations and liquidity. At March 31, 2007, revenues and accounts receivable from our ten largest customers accounted for approximately 51% of consolidated revenues and approximately 48% of accounts receivable. 2007 revenues and March 31, 2007 receivables from our largest customer, Caremark RX, Inc., represented approximately 11% of total consolidated revenues and 12% of accounts receivable. We have also provided financing arrangements to certain of our customers within our Pharmaceutical Solutions segment, some of which are on a revolving basis. At March 31, 2007, these customer financing arrangements totaled approximately $122 million.

Accounts Receivable Sales: At March 31, 2007, we had a $700 million revolving receivables sales facility, which was fully available. The program qualifies for sale treatment under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting For Transfers and Servicing Financial Assets and Extinguishments of Liabilities." Sales are recorded at the estimated fair values of the receivables sold, reflecting discounts for the time value of money based on U.S. commercial paper rates and estimated loss provisions. Discounts are recorded in administrative expenses in the consolidated statements of operations.

Share-Based Payment: Beginning in 2007, we account for all share-based payment transactions using a fair-value based measurement method required by SFAS No. 123(R), "Share-Based Payment." The share-based compensation expense is recognized for the portion of the awards that is ultimately expected to vest on a straight-line basis over the requisite service period for those awards with graded vesting and service conditions. For the awards with performance conditions, we recognize the expense on a straight-line basis, treating each vesting tranche as a separate award.

Prior to the adoption of SFAS No. 123(R), we accounted for our employee stock-based compensation plans using the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under this policy, since the exercise price of stock options we granted was generally set equal to the market price on the date of the grant, we did not record any expense to the income statement related to the grants of stock options, unless certain original grant-date terms were subsequently modified. See Financial Note 19, "Share-Based Payment," for the pro forma effect on net income (loss) and diluted earnings (loss) per common share required under the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," for the years ended March 31, 2006 and 2005.

New Accounting Pronouncements: In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs — an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4." SFAS No. 151 clarifies the accounting guidance included in ARB No. 43, Chapter 4, "Inventory Pricing" related to abnormal amounts of idle facility expense, freight, handling and spoilage costs. SFAS No. 151 became effective for inventory costs incurred during 2007. The adoption of this standard did not have a material effect on our consolidated financial statements.

On April 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," which requires the recognition of expense resulting from transactions in which we acquire goods and services by issuing our shares, share options, or other equity instruments. This standard requires a fair-value based measurement method in accounting for share-based payment transactions. The share-based compensation expense is recognized for the portion of the awards that is ultimately expected to vest. This standard replaced SFAS No. 123 and superseded APB Opinion No. 25. Accordingly, the use of the intrinsic value method as provided under APB Opinion No. 25, which was utilized by the Company, was eliminated. We adopted SFAS No. 123(R) using the modified prospective method of transition. See Financial Note 19, "Share-Based Payment," for further details.

In March 2005, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment", which provides guidance on the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 did not modify any of the requirements under SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first-time adoption of SFAS No. 123(R) in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123(R).

Operating income in 2007 and 2006 included $60 million and $16 million of share-based compensation expense. 2006 expense is associated with restricted stock whose intrinsic value as of the grant date is being amortized over the remaining requisite service period. We anticipate the impact of SFAS No. 123(R) to continue to impact net income as future awards of share-based compensation are granted and amortized over the requisite service period of four years. Share-based compensation charges are affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price, employee stock option exercise behaviors, timing, level and types of our grants of annual share-based awards, and the attainment of performance goals. As a result, the actual future share-based compensation expense may differ from historical levels of expense.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29," which eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets that do not culminate an earning process under APB Opinion No. 29, "Accounting for

Nonmonetary Transactions." SFAS No. 153 requires that that measurement be based on the recorded amount of the assets relinquished for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard became effective for nonmonetary asset exchanges in 2007. The adoption of this standard did not have a material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." SFAS No. 155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets, including permitting fair value measurement for any hybrid financial instrument that contains an embedded derivative, eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments, and providing clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. This standard is effective for us for all financial instruments acquired or issued after 2008. We do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

In July 2006, the FASB issued Financial Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlements. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are required to adopt the provisions of FIN No. 48 in the first quarter of 2008. While we are assessing the impact of FIN No. 48 on our consolidated financial statements, we currently estimate the cumulative effect upon adoption of FIN No. 48 may result in a decrease to shareholders' equity of up to $100 million. The estimated impact is subject to revision as we complete the analysis. We will continue to classify interest and penalties to be paid on an underpayment of income taxes as income taxes in our consolidated statements of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 will become effective for us in 2009. We are currently assessing the impact of SFAS No. 157.

In September 2006, the SEC staff issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." This guidance indicates that the materiality of a misstatement must be evaluated using both the rollover and iron curtain approaches. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, while the rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. SAB No. 108 is effective for our 2007 annual consolidated financial statements. The adoption of SAB No. 108 did not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires us to recognize the funded status of our defined benefit plans in the consolidated balance sheets and changes in the funded status in comprehensive income. This standard also requires us to recognize the gains/losses, prior year service costs/credits and transition assets/obligations as a component of other comprehensive income upon adoption, and provide additional annual disclosure. SFAS No. 158 does not affect the computation of benefit expense recognized in our consolidated statements of operations. In addition, SFAS No. 158 requires us to measure plan assets and benefit obligations as of the year-end balance sheet date effective in 2009. We adopted the recognition and disclosure provisions of this standard, as required, prospectively in 2007..

The following table sets forth the incremental effect of applying SFAS No. 158 on individual line items in our consolidated balance sheet at March 31, 2007:

(In millions)	Before Adoption of SFAS No. 158	Adjustments [1]	After Adoption of SFAS No. 158
Other Assets	$ 1,703	$ (54)	$ 1,649
Current Liabilities – Other	2,086	2	2,088
Postretirement Obligations and Other Noncurrent Liabilities	734	7	741
Accumulated Other Comprehensive Income	$ 94	$ (63)	$ 31

(1) The adoption of SFAS No. 158 also impacted the subtotals on the consolidated balance sheet, including Total Assets, Total Current Liabilities and Total Stockholders' Equity.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS No. 159 permits us to elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities that are not otherwise required to be measured at fair value, on an instrument-by-instrument basis. If we elect the fair value option, we would be required to recognize changes in fair value in our earnings. This standard also establishes presentation and disclosure requirements designed to improve comparisons between entities that choose different measurement attributed for similar types of assets and liabilities. SFAS No. 159 is effective for 2009 although early adoption is permitted. We are currently assessing the impact of SFAS No. 159 on our consolidated financial statements.

2. Acquisitions and Investments

In 2007, we made the following acquisitions and investment:

– On January 26, 2007, we acquired all of the outstanding shares of Per-Se Technologies, Inc. ("Per-Se") of Alpharetta, Georgia for $28.00 per share in cash plus the assumption of Per-Se's debt, or approximately $1.8 billion in aggregate, including cash acquired of $76 million. Per-Se is a leading provider of financial and administrative healthcare solutions for hospitals, physicians and retail pharmacies. The acquisition was initially funded with cash on hand and through the use of an interim credit facility. In March 2007, we issued $1 billion of long-term debt, with such net proceeds after offering expenses from the issuance, together with cash on hand, being used to fully repay borrowings outstanding under the interim credit facility (refer to Financial Note 10, "Long-Term Debt and Other Financing").

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition as of March 31, 2007:

(In millions)	
Accounts receivable	$ 107
Property and equipment	41
Other current and non-current assets	54
Goodwill	1,228
Intangible assets	477
Accounts Payable	(8)
Other current liabilities	(109)
Deferred revenue	(30)
Long-term liabilities	(24)
Net assets acquired, less cash and cash equivalents	$ 1,736

Approximately $1,228 million of the preliminary purchase price allocation has been assigned to goodwill. Included in the purchase price allocation are acquired identifiable intangibles of $408 million representing customer relationships with a weighted-average life of 10 years, developed technology of $56 million with a weighted-average life of 5 years, and trademark and tradenames of $13 million with a weighted-average life of 5 years.

In connection with the preliminary purchase price allocation, we have estimated the fair value of the support obligations assumed from Per-Se in connection with the acquisition. The estimated fair value of these obligations was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume these obligations. As a result, in allocating the purchase price, we recorded an adjustment to reduce the carrying value of Per-Se's deferred revenue by $17 million to $30 million, which represents our estimate of the fair value of the obligation assumed.

In accordance with accounting standards, certain costs that will be incurred to integrate acquired businesses will be treated as part of the cost of the acquisition whereas other related costs will be expensed. Financial results for Per-Se are primarily included within our Provider Technologies segment since the date of acquisition.

– Our Provider Technologies segment acquired RelayHealth Corporation ("RelayHealth") based in Emeryville, California. RelayHealth is a provider of secure online healthcare communication services linking patients, healthcare professionals, payors and pharmacies. This segment also acquired two other entities, one specializing in patient billing solutions designed to simplify and enhance healthcare providers' financial interactions with their patients as well as a provider of integrated software for electronic health records, medical billing and appointment scheduling for independent physician practices. The total cost of these three entities was $90 million, which was paid in cash. Goodwill recognized in these transactions amounted to $63 million.

– Our Medical-Surgical Solutions segment acquired Sterling Medical Services LLC ("Sterling") based in Moorestown, New Jersey. Sterling is a national provider and distributor of disposable medical supplies, health management services and quality management programs to the home care market. This segment also acquired a leading medical supply sourcing agent. The total cost of these two entities was $95 million, which was paid in cash. Goodwill recognized in these transactions amounted to $47 million.

– We invested $36 million in cash and $45 million in net assets primarily from our Automated Prescription Systems business in Parata Systems, LLC ("Parata"), in exchange for a significant minority interest in Parata. Parata is a manufacturer of pharmacy robotic equipment. In connection with the investment, we abandoned certain assets which resulted in a $15 million charge to cost of sales and we incurred $6 million of other expenses related to the transaction which were recorded within operating expenses. We did not recognize any additional gains or losses as a result of this transaction as we believe the fair value of our investment in Parata, as determined by a third-party valuation, approximates the carrying value of consideration contributed to Parata. Our investment in Parata is accounted for under the equity method of accounting within our Pharmaceutical Solutions segment.

In 2006, we made the following acquisitions:

– We acquired all of the issued and outstanding stock of D&K Healthcare Resources, Inc. ("D&K") of St. Louis, Missouri for an aggregate cash purchase price of $479 million, including the assumption of D&K's debt. D&K is primarily a wholesale distributor of branded and generic pharmaceuticals and over-the-counter health and beauty products to independent and regional pharmacies, primarily in the Midwest. Approximately $158 million of the purchase price has been assigned to goodwill. Included in the purchase price were acquired identifiable intangibles of $43 million primarily representing customer lists and not-to-compete covenants which have an estimated weighted-average useful life of nine years. Financial results for D&K are included in our Pharmaceutical Solutions segment.

– We acquired all of the issued and outstanding shares of Medcon, Ltd. ("Medcon"), an Israeli company, for an aggregate purchase price of $82 million. Medcon provides web-based cardiac image and information management services to healthcare providers. Approximately $60 million of the purchase price was assigned to goodwill and $20 million was assigned to intangibles which represent technology assets and customer lists which have an estimated weighted-average useful life of four years. Financial results for Medcon are included in our Provider Technologies segment.

In 2005, we made the following acquisition and investment:

- We invested $33 million to increase our ownership percentage in Nadro S.A. de C.V. ("Nadro") to approximately 48%. Prior to the additional investment, the Company owned approximately 22% of the outstanding common shares of Nadro. Our investment in Nadro is accounted for under the equity method of accounting within our Pharmaceutical Solutions segment.

- We acquired all of the issued and outstanding shares of Moore Medical Corp. ("MMC"), of New Britain, Connecticut for an aggregate cash purchase price of $37 million. MMC is an Internet-enabled, multi-channel marketer and distributor of medical-surgical and pharmaceutical products to non-hospital provider settings. Approximately $19 million of the purchase price was assigned to goodwill. The results of MMC's operations have been included in the consolidated financial statements within our Medical-Surgical Solutions segment since the acquisition date.

During the last three years we also completed a number of other smaller acquisitions and investments within all three of our operating segments. Financial results for our business acquisitions have been included in our consolidated financial statements since their respective acquisition dates. Purchase prices for our business acquisitions have been allocated based on estimated fair values at the date of acquisition and, for certain recent acquisitions, may be subject to change. Goodwill recognized for our business acquisitions is not expected to be deductible for tax purposes. Pro forma results of operations for our business acquisitions have not been presented because the effects were not material to the consolidated financial statements on either an individual or an aggregate basis.

3. Discontinued Operations

Results from discontinued operations were as follows:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Income (loss) from discontinued operations			
Acute Care	$ (9)	$ (13)	$ 21
BioServices	-	2	5
Other	-	-	-
Income taxes	4	4	(10)
Total	$ (5)	$ (7)	$ 16
Gain (loss) on sales of discontinued operations			
Acute Care	$ (49)	$ -	$ -
BioServices	-	22	-
Other	10	-	-
Income taxes	(11)	(9)	-
Total	$ (50)	$ 13	$ -
Discontinued operations, net of taxes			
Acute Care	$ (66)	$ (8)	$ 13
BioServices	-	14	3
Other	11	-	-
Total	$ (55)	$ 6	$ 16

In the second quarter of 2007, we sold our Medical-Surgical Solutions segment's Acute Care supply business to Owens & Minor, Inc. ("OMI") for net cash proceeds of approximately $160 million. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the financial results of this business are classified as a discontinued operation for all periods presented in the accompanying consolidated financial statements. Such presentation includes the classification of all applicable assets of the disposed business under the caption "Prepaid expenses and other" and all applicable liabilities under the caption "Other" under "Current Liabilities" within our consolidated balance sheets for all periods presented. Revenues associated with the Acute Care business prior to its disposition were $1,062 million and $1,025 million for 2006 and 2005 and $597 million for the first half of 2007.

Financial results for 2007 for this discontinued operation include an after-tax loss of $66 million, which primarily consists of an after-tax loss of $61 million for the business' disposition and $5 million of after-tax losses associated with operations, other asset impairment charges and employee severance costs. The after-tax loss of $61 million for the business' disposition includes a $79 million non-tax deductible write-off of goodwill, as further described below.

In connection with this divestiture, we allocated a portion of our Medical-Surgical Solutions segment's goodwill to the Acute Care business as required by SFAS No. 142, "Goodwill and Other Intangible Assets." The allocation was based on the relative fair values of the Acute Care business and the continuing businesses that are being retained by the Company. The fair value of the Acute Care business was determined based on the net cash proceeds resulting from the divestiture and the fair value of the continuing businesses was determined by a third-party valuation. As a result, we allocated $79 million of the segment's goodwill to the Acute Care business.

Additionally, as part of the divestiture, we entered into a transition services agreement ("TSA") with OMI under which we provided certain services to the Acute Care business during a transition period of approximately six months. Financial results from the TSA, as well as employee severance charges over the transition period, were recorded as part of discontinued operations. The continuing cash flows generated from the TSA were not material to our consolidated financial statements and the TSA was completed as of March 31, 2007.

In 2005, our Acute Care business entered into an agreement with a third party vendor to sell the vendor's proprietary software and services. The terms of the contract required us to prepay certain royalties. During the third quarter of 2006, we ended marketing and sale of the software under the contract. As a result of this decision, we recorded a $15 million pre-tax charge in the third quarter of 2006 to write-off the remaining balance of the prepaid royalties.

In the second quarter of 2007, we also sold a wholly-owned subsidiary, Pharmaceutical Buyers Inc. ("PBI"), for net cash proceeds of $10 million. The divestiture resulted in an after-tax gain of $5 million resulting from the tax basis of the subsidiary exceeding its carrying value. Financial results of this business, which were previously included in our Pharmaceutical Solutions segment, have been presented as a discontinued operation for all periods presented in the accompanying consolidated financial statements. These results were not material to our consolidated financial statements.

The results for discontinued operations for 2007 also include an after-tax gain of $6 million associated with the collection of a note receivable from a business sold in 2003 and the sale of a small business.

In the second quarter of 2006, we sold our wholly-owned subsidiary, McKesson BioServices Corporation ("BioServices"), for net cash proceeds of $63 million. The divestiture resulted in an after-tax gain of $13 million. Financial results for this business, which were previously included in our Pharmaceutical Solutions segment, have been presented as a discontinued operation for all periods presented in the accompanying consolidated financial statements. These results were not material to our consolidated financial statements.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," financial results for these businesses are classified as discontinued operations for all periods presented.

4. Restructuring Activities

The following table summarizes the activity related to our restructuring liabilities, excluding customer settlement reserves, for the three years ended March 31, 2007:

	Pharmaceutical Solutions		Medical-Surgical Solutions		Provider Technologies		Corporate	
(In millions)	Severance	Exit-Related	Severance	Exit-Related	Severance	Exit-Related	Severance	Total
Balance, March 31, 2004	$ -	$ 5	$ 2	$ 2	$ -	$ 2	$ 11	$ 22
Expenses	-	-	2	-	-	-	-	2
Cash expenditures	-	(2)	(3)	(1)	-	(1)	(10)	(17)
Balance, March 31, 2005	-	3	1	1	-	1	1	7
Expenses	-	1	(1)	-	-	-	-	-
Liabilities related to acquisition	10	30	-	-	-	-	-	40
Cash expenditures	(4)	(4)	-	(1)	-	(1)	(1)	(11)
Balance, March 31, 2006	6	30	-	-	-	-	-	36
Expenses	6	(1)	-	-	10	-	-	15
Liabilities related to acquisitions	-	(14)	-	-	8	4	-	(2)
Cash expenditures	(6)	(8)	-	-	(5)	-	-	(19)
Balance, March 31, 2007	$ 6	$ 7	$ -	$ -	$ 13	$ 4	$ -	$ 30

During 2007, we recorded pre-tax restructuring expense of $15 million, which primarily reflected employee severance costs within our Pharmaceutical Solutions and Provider Technologies segments. There were no material restructuring expenses for 2006 and 2005. Accrued restructuring liabilities are included in other liabilities in the consolidated balance sheet.

In connection with the D&K acquisition, in 2006 we recorded $10 million of liabilities relating to employee severance costs and $28 million for facility exit and contract termination costs. Approximately 260 employees, consisting primarily of distribution, general and administrative staff, were terminated as part of this restructuring plan. To date, $9 million of severance and $9 million of exit costs have been paid. In connection with the Company's investment in Parata, $13 million of contract termination costs that were initially estimated as part of the D&K acquisition were extinguished and, as a result, the Company decreased goodwill and its restructuring liability in 2007. At March 31, 2007, the remaining severance liability for this plan was $1 million, and the remaining facility exit liability was $5 million, which is anticipated to be paid at various dates through 2015. Also, in connection with the Per-Se acquisition in 2007, we recorded an $8 million employee severance liability and a $4 million facility exit liability.

5. Other Income, Net

	Years Ended March 31,		
(In millions)	2007	2006	2005
Interest income	$ 103	$ 105	$ 41
Equity in earnings, net	23	20	15
Other, net	6	14	12
Total	$ 132	$ 139	$ 68

6. Earnings (Loss) Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock. For 2005, because of our reported net loss, potentially dilutive securities were excluded from the per share computations due to their antidilutive effect.

The computations for basic and diluted earnings (loss) per share from continuing and discontinued operations are as follows:

	Years Ended March 31,		
(In millions, except per share amounts)	2007	2006	2005
Income (loss) from continuing operations	$ 968	$ 745	$ (173)
Interest expense on convertible junior subordinated debentures, net of tax	-	1	-
Income (loss) from continuing operations – diluted	968	746	(173)
Discontinued operations	(5)	(7)	16
Discontinued operations – gain (loss) on sales, net	(50)	13	-
Net income (loss) – diluted	$ 913	$ 752	$ (157)
Weighted average common shares outstanding:			
Basic	298	306	294
Effect of dilutive securities:			
Options to purchase common stock	6	9	-
Convertible junior subordinated debentures	-	1	-
Restricted stock	1	-	-
Diluted	305	316	294
Earnings (loss) per common share: [1]			
Basic			
Continuing operations	$ 3.25	$ 2.44	$ (0.59)
Discontinued operations	(0.02)	(0.02)	0.06
Discontinued operations – gain (loss) on sales, net	(0.17)	0.04	-
Total	$ 3.06	$ 2.46	$ (0.53)
Diluted			
Continuing operations	$ 3.17	$ 2.36	$ (0.59)
Discontinued operations	(0.02)	(0.02)	0.06
Discontinued operations – gain (loss) on sales, net	(0.16)	0.04	-
Total	$ 2.99	$ 2.38	$ (0.53)

(1) Certain computations may reflect rounding adjustments.

Approximately 11 million stock options were excluded from the computations of diluted net earnings per share in 2007 and 2006 as their exercise price was higher than the Company's average stock price.

7. Receivables, net

	March 31,	
(In millions)	2007	2006
Customer accounts	$ 5,753	$ 5,684
Other	953	694
Total	6,706	6,378
Allowances	(140)	(131)
Net	$ 6,566	$ 6,247

The allowances are primarily for uncollectible accounts and sales returns.

8. Property, Plant and Equipment, net

(In millions)	March 31, 2007	March 31, 2006
Land	$ 43	$ 38
Building, machinery and equipment	1,463	1,465
Total property, plant and equipment	1,506	1,503
Accumulated depreciation	(822)	(840)
Property, plant and equipment, net	$ 684	$ 663

9. Goodwill and Intangible Assets, net

Changes in the carrying amount of goodwill were as follows:

(In millions)	Pharmaceutical Solutions	Medical-Surgical Solutions	Provider Technologies	Total
Balance, March 31, 2005	$ 300	$ 665	$ 395	$ 1,360
Goodwill acquired, net of purchase price adjustments	195	7	71	273
Translation adjustments	-	-	4	4
Balance, March 31, 2006	495	672	470	1,637
Goodwill acquired, net of purchase price adjustments	178	56	1,088	1,322
Translation adjustments	1	2	13	16
Balance, March 31, 2007	$ 674	$ 730	$ 1,571	$ 2,975

Information regarding intangible assets is as follows:

(In millions)	March 31, 2007	March 31, 2006
Customer lists	$ 593	$ 139
Technology	161	83
Trademarks and other	56	40
Gross intangibles	810	262
Accumulated amortization	(197)	(146)
Intangible assets, net	$ 613	$ 116

Amortization expense of intangible assets was $53 million, $28 million and $24 million for 2007, 2006 and 2005. The weighted average remaining amortization period for customer lists, technology, trademarks and other intangible assets at March 31, 2007 was: 9 years, 4 years and 5 years. Estimated future annual amortization expense of these assets is as follows: $98 million, $89 million, $76 million, $69 million and $64 million for 2008 through 2012, and $200 million thereafter. At March 31, 2007, there were $17 million of intangible assets not subject to amortization.

10. Long-Term Debt and Other Financing

	March 31,	
(In millions)	2007	2006
8.95% Series B Senior Notes due February, 2007	$ -	$ 20
9.13% Series C Senior Notes due February, 2010	215	215
6.40% Notes due March, 2008	150	150
7.75% Notes due February, 2012	399	399
5.25% Notes due March, 2013	498	-
5.70% Notes due March, 2017	499	-
7.65% Debentures due March, 2027	175	175
ESOP related debt (see Financial Note 13)	14	25
Other	8	7
Total debt	1,958	991
Less current portion	155	26
Total long-term debt	$ 1,803	$ 965

Convertible Junior Subordinated Debentures

In February 1997, we issued 5% Convertible Junior Subordinated Debentures (the "Debentures") in an aggregate principal amount of $206 million. The Debentures were purchased by McKesson Financing Trust (the "Trust") with proceeds from its issuance of four million shares of preferred securities to the public and 123,720 common securities to us. The Debentures represented the sole assets of the Trust and bore interest at an annual rate of 5%, payable quarterly. These preferred securities of the Trust were convertible into our common stock at the holder's option.

Holders of the preferred securities were entitled to cumulative cash distributions at an annual rate of 5% of the liquidation amount of $50 per security. Each preferred security was convertible at the rate of 1.3418 shares of our common stock, subject to adjustment in certain circumstances. The preferred securities were to be redeemed upon repayment of the Debentures and were callable by us on or after March 4, 2000, in whole or in part, initially at 103.5% of the liquidation preference per share, and thereafter at prices declining at 0.5% per annum to 100% of the liquidation preference on and after March 4, 2007 plus, in each case, accumulated, accrued and unpaid distributions, if any, to the redemption date.

During the first quarter of 2006, we called for the redemption of the Debentures, which resulted in the exchange of the preferred securities for 5 million shares of our newly issued common stock.

Other Financing

In January 2007, we entered into a $1.8 billion interim credit facility. The interim credit facility was a single-draw 364-day unsecured facility which had terms substantially similar to those contained in the Company's existing revolving credit facility. We utilized $1.0 billion of this facility to fund a portion of our purchase of Per-Se.

On March 5, 2007, we issued $500 million of 5.25% notes due 2013 and $500 million of 5.70% notes due 2017. The notes are unsecured and interest is paid semi-annually on March 1 and September 1. The notes are redeemable at any time, in whole or in part, at our option. In addition, upon occurrence of both a change of control and a ratings downgrade of the notes to non-investment-grade levels, we are required to make an offer to redeem the notes at a price equal to 101% of the principal amount plus accrued interest. We utilized net proceeds after offering expenses of $990 million from the issuance of the notes, together with cash on hand, to repay all amounts outstanding under the interim credit facility plus accrued interest.

We have a $1.3 billion five-year, senior unsecured revolving credit facility that expires in September 2009. Borrowings under this credit facility bear interest based upon either a Prime rate or the London Interbank Offering Rate ("LIBOR"). We also have a $700 million accounts receivable sales facility, which was renewed in June 2006, with terms substantially similar to those previously in place. This renewed facility is currently scheduled to expire in June 2007. No amounts were outstanding under any of these facilities at March 31, 2007 and 2006.

In 2007, 2006 and 2005, we sold customer lease portfolio receivables for cash proceeds of $5 million, $60 million and $59 million.

The employee stock ownership program ("ESOP") debt bears interest at rates ranging from 8.6% fixed rate to approximately 93% of the LIBOR and is due in semi-annual and annual installments through 2009.

Our various borrowing facilities and certain long-term debt instruments are subject to covenants. Our principal debt covenant is our debt to capital ratio, which cannot exceed 56.5%. If we exceed this ratio, repayment of debt outstanding under the revolving credit facility and $215 million of term debt could be accelerated. At March 31, 2007, this ratio was 23.8% and we were in compliance with all other covenants.

11. Financial Instruments and Hedging Activities

At March 31, 2007 and 2006, the carrying amounts of cash and cash equivalents, restricted cash, marketable securities, receivables, drafts and accounts payable, and other liabilities approximated their estimated fair values because of the short maturity of these financial instruments. The carrying amounts and estimated fair values of our long-term debt were $1,958 million and $2,036 million at March 31, 2007 and $991 million and $1,082 million at March 31, 2006. The estimated fair value of our long-term debt was determined based on quoted market prices and may not be representative of actual values that could have been realized or that will be realized in the future.

In the normal course of business, we are exposed to interest rate changes and foreign currency fluctuations. We limit these risks through the use of derivatives such as interest rate swaps and forward contracts. In accordance with our policy, derivatives are only used for hedging purposes. We do not use derivatives for trading or speculative purposes.

12. Lease Obligations

We lease facilities and equipment under both capital and operating leases. Net assets held under capital leases included in property, plant and equipment were $2 million and $3 million at March 31, 2007 and 2006. Rental expense under operating leases was $117 million, $106 million and $106 million in 2007, 2006 and 2005. We recognize rent expense on a straight-line basis over the term of the lease, taking into account, when applicable, lessor incentives for tenant improvements, periods where no rent payment is required and escalations in rent payments over the term of the lease. Deferred rent is recognized for the difference between the rent expense recognized on a straight-line basis and the payments made per the terms of the lease. Most real property leases contain renewal options and provisions requiring us to pay property taxes and operating expenses in excess of base period amounts.

At March 31, 2007, future minimum lease payments and sublease rental income for years ending March 31 are:

(In millions)	Non-cancelable Operating Leases	Non-cancelable Sublease Rentals	Capital Leases
2008	$ 98	$ 3	$ 1
2009	82	1	1
2010	69	1	-
2011	57	-	-
2012	46	-	-
Thereafter	108	2	-
Total minimum lease payments	$ 460	$ 7	2
Less amounts representing interest			-
Present value of minimum lease payments			$ 2

13. Pension Benefits

We maintain a number of qualified and nonqualified defined benefit pension plans and defined contribution plans for eligible employees.

As discussed in Financial Note 1, we adopted the recognition and disclosure provisions of SFAS No. 158, as required, prospectively in 2007.

Defined Pension Benefit Plans

Eligible U.S. employees who were employed by the Company prior to December 31, 1996 are covered under the Company-sponsored defined benefit retirement plan. In 1997, we amended this plan to freeze all plan benefits based on each employee's plan compensation and creditable service accrued to that date. The Company has made no annual contributions since this plan was frozen. The benefits for this defined benefit retirement plan are based primarily on age of employees at date of retirement, years of service and employees' pay during the five years prior to retirement. We also have defined benefit pension plans for eligible Canadian and United Kingdom employees as well as nonqualified supplemental defined benefit plans for certain U.S. executives, which are non-funded. We also assumed a frozen qualified defined benefit plan through our acquisition of Per-Se in 2007. The measurement date for all of our pension plans is December 31.

The net periodic expense for our pension plans is as follows:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Service cost—benefits earned during the year	$ 7	$ 6	$ 6
Interest cost on projected benefit obligation	27	26	26
Expected return on assets	(33)	(32)	(30)
Amortization of unrecognized actuarial loss, prior service costs and net transitional obligation	12	9	9
Immediate recognition of pension cost	-	-	7
Settlement charges and other [(1)]	4	-	12
Net periodic pension expense	$ 17	$ 9	$ 30

(1) In April 2004, we made several lump sum cash payments totaling $42 million from an unfunded U.S. pension plan. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," $12 million in settlement charges associated with these payments was expensed in 2005.

The projected unit credit method is utilized for measuring net periodic pension expense over the employees' service life for the U.S. pension plans. Unrecognized actuarial losses exceeding 10% of the greater of the projected benefit obligation and the market value of assets are amortized straight-line over the average remaining future service periods.

Information regarding the changes in benefit obligations and plan assets for our pension plans is as follows:

	March 31,	
(In millions)	2007	2006
Change in benefit obligations		
Benefit obligation at beginning of year	$ 485	$ 468
Service cost	7	6
Interest cost	27	26
Actuarial losses	19	21
Benefit payments	(29)	(33)
Benefit obligations assumed through acquisition	37	-
Foreign exchange impact and other	6	(3)
Benefit obligation at end of year	$ 552	$ 485
Change in plan assets		
Fair value of plan assets at beginning of year	$ 412	$ 397
Actual return on plan assets	48	33
Employer and participant contributions	24	20
Benefits paid	(29)	(33)
Plan assets acquired through acquisition	28	-
Foreign exchange impact and other	1	(5)
Fair value of plan assets at end of year	$ 484	$ 412

The accumulated benefit obligations for our pension plans were $525 million at March 31, 2007 and $462 million at March 31, 2006.

A reconciliation of the pension plans' funded status to the net asset recognized is as follows:

	Years Ended March 31,	
(In millions)	2007	2006
Funded status		
Funded status at December 31	$ (68)	$ (73)
Unrecognized net actuarial loss	NA	122
Unrecognized net transitional obligations	NA	2
Unrecognized prior service cost	NA	14
Employer contributions subsequent to measurement date	3	6
Amounts recognized in the consolidated balance sheets at end of year	$ (65)	$ 71

NA – Not applicable in 2007 due to the application of SFAS No. 158.

Amounts recognized in the consolidated balance sheet at March 31, are as follows:

(In millions)	March 31, 2007	March 31, 2006
Noncurrent assets	$ 53	$ 136
Current liabilities	(17)	(12)
Noncurrent liabilities	(101)	(87)
Funded status at end of year	$ (65)	
Accumulated other comprehensive loss, net of tax of $12		22
Net amounts recognized at end of year		$ 59

The components of the amount recognized in accumulated other comprehensive income are as follows:

	March 31, 2007
Net actuarial loss	$ 118
Net prior service cost	12
Net transitional obligation	2
Total	$ 132

The amounts in accumulated other comprehensive income expected to be amortized into 2008 net periodic pension expense are:

	2008 (estimate)
Net actuarial loss	$ 7
Net prior service cost	2
Total	$ 9

Prior to the adoption of SFAS No. 158, additional minimum liabilities were established to increase accrued benefit cost for our plans, totaling $35 million and $48 million at March 31, 2007 and 2006, which were partially offset by intangible assets of $12 million and $14 million. The additional minimum liabilities were charged to other comprehensive income included in the consolidated stockholders' equity, net of tax, before the SFAS No. 158 adjustments were recorded. See Financial Note 1, "Significant Accounting Policies," for the incremental effect of applying SFAS No. 158.

Projected benefit obligations relating to our unfunded U.S. plans were $92 million and $87 million at March 31, 2007 and 2006. Pension costs are funded based on the recommendations of independent actuaries. We expect contributions for our pension plans in 2008 to be approximately $30 million.

Expected benefit payments for our pension plans are as follows:

(In millions)	
2008	$ 35
2009	30
2010	30
2011	29
2012	35
2013 – 2017	226

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

Weighted average asset allocations of the investment portfolio for our pension plans at December 31 and target allocations are as follows:

		Percentage of Fair Value of Total Plan Assets	
(In millions)	Target Allocation	2007	2006
Assets Category			
U.S. equity securities	45%	44%	44%
International equity securities	15%	16%	17%
Fixed income	32%	29%	30%
Other	8%	11%	9%
Total	100%	100%	100%

We develop our expected long-term rate of return assumption based on the historical experience of our portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices. Our target asset allocation was determined based on the risk tolerance characteristics of the plan and, at times, may be adjusted to achieve our overall investment objective.

Weighted-average assumptions used to estimate the net periodic pension expense and the actuarial present value of benefit obligations were as follows:

	2007	2006	2005
Net periodic expense			
Discount rates	5.35%	5.75%	6.00%
Rate of increase in compensation	3.83	4.00	4.00
Expected long-term rate of return on plan assets	7.47	8.23	8.23
Benefit obligation			
Discount rates	5.70%	5.56%	5.75%
Rate of increase in compensation	3.97	3.97	4.00
Expected long-term rate of return on plan assets	8.09	8.11	8.23

Other Defined Benefit Plans

Under various U.S. bargaining unit labor contracts, we make payments into multi-employer pension plans established for union employees. We are liable for a proportionate part of the plans' unfunded vested benefits liabilities upon our withdrawal from the plan, however information regarding the relative position of each employer with respect to the actuarial present value of accumulated benefits and net assets available for benefits is not available. Contributions to the plans and amounts accrued were not material for the years ended March 31, 2007, 2006 and 2005.

Defined Contribution Plans

We have a contributory profit sharing investment plan ("PSIP") for U.S. employees not covered by collective bargaining arrangements. Eligible employees may contribute up to 20% of their compensation to an individual retirement savings account. Effective April 1, 2005, the Company makes matching contributions in an amount equal to 100% of the employee's first 3% of pay deferred, and 50% of the employee's deferral for the next 2% of pay deferred. The Company provides for the PSIP contributions primarily with its common shares through its leveraged ESOP or cash payments.

The ESOP has purchased an aggregate of 24 million shares of the Company's common stock since its inception. These purchases were financed by 10 to 20 year loans from or guaranteed by us. The ESOP's outstanding borrowings are reported as long-term debt of the Company and the related receivables from the ESOP are shown as a reduction of stockholders' equity. The loans are repaid by the ESOP from interest earnings on cash balances and common dividends on shares not yet allocated to participants, common dividends on certain allocated shares and

Company cash contributions. The ESOP loan maturities and rates are identical to the terms of related Company borrowings. Stock is made available from the ESOP based on debt service payments on ESOP borrowings.

Contribution expense for the PSIP in 2007, 2006 and 2005 was primarily ESOP related. After-tax ESOP expense and other contribution expense, including interest expense on ESOP debt, was $8 million, $7 million and $9 million in 2007, 2006 and 2005. Approximately 1 million shares of common stock were allocated to plan participants in each of the years 2007, 2006 and 2005. Through March 31, 2007, 23 million common shares have been allocated to plan participants, resulting in a balance of 1 million common shares in the ESOP, which have not yet been allocated to plan participants.

14. Postretirement Benefits

We maintain a number of postretirement benefits, primarily consisting of healthcare and life insurance ("welfare") benefits, for certain eligible U.S. employees. Eligible employees consist of those who retired before March 31, 1999 and those who retire after March 31, 1999, but were an active employee as of that date, after meeting other age-related criteria. We also provide postretirement benefits for certain U.S. executives. The measurement date for our postretirement welfare plan is December 31.

As discussed in Financial Note 1, "Significant Accounting Policies", we adopted the recognition and disclosure provisions of SFAS No. 158, as required, prospectively in 2007.

The net periodic expense for our postretirement welfare benefits is as follows:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Service cost—benefits earned during the year	$ 2	$ 2	$ 2
Interest cost on projected benefit obligation	11	11	11
Amortization of unrecognized actuarial loss and prior service costs	16	20	22
Net periodic postretirement expense	$ 29	$ 33	$ 35

Information regarding the changes in benefit obligations for our postretirement welfare plans is as follows:

	Years Ended March 31,	
(In millions)	2007	2006
Change in benefit obligations		
Benefit obligation at beginning of year	$ 213	$ 206
Service cost	2	2
Interest cost	11	11
Actuarial loss (gain)	(26)	14
Benefit payments	(17)	(20)
Benefit obligation at end of year	$ 183	$ 213

Amounts recognized in the consolidated balance sheet at March 31, are as follows:

	Years Ended March 31,	
(In millions)	2007	2006
Funded status		
Funded status at end of year	$ (183)	$ (213)
Unrecognized net actuarial loss	NA	34
Unrecognized prior service cost	NA	(1)
Liabilities recognized in the consolidated balance sheet (including current portion of $16 million and $20 million)	$ (183)	$ (180)

NA – Not applicable in 2007 due to the application of SFAS No. 158.

The components of the amount recognized in accumulated other comprehensive income are as follows:

	March 31, 2007
Net actuarial gain	$ 9
Net prior service credit	1
Total	$ 10

The amount in accumulated other comprehensive income expected to be amortized into 2008 net periodic post-retirement expense is approximately $5 million representing the net actuarial loss.

Other postretirement benefits are funded as claims are paid. Expected benefit payments for our postretirement welfare benefit plans, net of expected Medicare subsidy receipts of $21 million, are as follows:

(In millions)	
2008	$ 17
2009	17
2010	16
2011	16
2012	16
2013 – 2017	73

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

Weighted-average assumptions used to estimate postretirement welfare benefit expenses and the actuarial present value of benefit obligations were as follows:

	2007	2006	2005
Net periodic expense			
Discount rates	5.55%	5.75%	6.00%
Benefit obligation			
Discount rates	5.78%	5.55%	5.75%

Actuarial gain or loss for the postretirement welfare benefit plan is amortized to income over a three-year period. The assumed healthcare cost trends used in measuring the accumulated postretirement benefit obligation were 12% and 13% for prescription drugs, 9% and 10% for medical and 7% and 5% for dental in 2007 and 2006. The healthcare cost trend rate assumption has a significant effect on the amounts reported. For 2007, 2006 and 2005, a one-percentage-point increase and a one-percentage-point decrease in the assumed healthcare cost trend rate would impact total service and interest cost components by approximately $1 million and the postretirement benefit obligation by approximately $12 million to $15 million.

15. Income Taxes

The provision (benefit) for income taxes related to continuing operations consists of the following:

(In millions)	Years Ended March 31, 2007	2006	2005
Current			
Federal	$ 71	$ (14)	$ 225
State and local	69	19	(7)
Foreign	22	16	18
Total current	162	21	236
Deferred			
Federal	204	361	(277)
State and local	(18)	38	(53)
Foreign	(19)	6	1
Total deferred	167	405	(329)
Income tax provision (benefit)	$ 329	$ 426	$ (93)

In the second quarter of 2007, we recorded a credit to current income tax expense of $83 million which primarily pertains to our receipt of a private letter ruling from the U.S. Internal Revenue Service holding that our payment of approximately $960 million to settle our Securities Litigation Consolidated Action is fully tax-deductible. We previously established tax reserves to reflect the lack of certainty regarding the tax deductibility of settlement amounts paid in the Consolidated Action and related litigation.

Also, in 2007, we recorded $24 million in income tax benefits arising primarily from settlements and adjustments with various taxing authorities and research and development investment tax credits from our Canadian operations.

In March 2006, we made a $960 million payment into an escrow account relating to the Securities Litigation as described in more detail in Financial Note 17, "Other Commitments and Contingent Liabilities." This payment was deducted in our 2006 income tax returns and as a result, our current tax expense decreased and our deferred tax expense increased in 2006 primarily reflecting the utilization of the deferred tax assets associated with the Securities Litigation. In 2006, we recorded a $14 million income tax expense which primarily relates to a basis adjustment in an investment and adjustments with various taxing authorities.

In 2005, we recorded an income tax benefit of $390 million for the Securities Litigation which is described in more detail in Financial Note 17. We believed the settlement of the consolidated securities class action and the ultimate resolution of the lawsuits brought independently by other shareholders would be tax deductible. However, the tax attributes of the litigation were complex and the Company expected challenges from the taxing authorities, and accordingly such deductions would not be finalized until the lawsuits were concluded and an examination of the Company's tax returns was completed. Accordingly, as of March 31, 2005, we provided tax reserves for future resolution of these uncertain tax matters.

In 2005, we recorded a $10 million income tax benefit arising primarily from settlements and adjustments with various taxing authorities and a $3 million income tax benefit primarily due to a reduction of a valuation allowance related to state income tax net operating loss carryforwards. We believed that the income tax benefit from a portion of these state net operating loss carryforwards would be realized.

Our income tax expense, deferred tax assets and liabilities reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax provision.

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Income tax provision (benefit) at federal statutory rate	$ 454	$ 410	$ (93)
State and local income taxes net of federal tax benefit	34	34	(35)
Foreign tax rate differential	(109)	(74)	(72)
Securities Litigation reserve	(83)	3	85
Nondeductible/nontaxable items	3	1	6
Tax settlements	44	30	8
Other—net	(14)	22	8
Income tax provision (benefit)	$ 329	$ 426	$ (93)

Foreign pre-tax earnings were $310 million, $244 million and $235 million in 2007, 2006 and 2005. At March 31, 2007, undistributed earnings of our foreign operations totaling $1,096 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the U.S. since it is our intention to utilize those earnings in the foreign operations as well as to fund certain research and development activities for an indefinite period of time, or to repatriate such earnings when it is tax efficient to do so. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

Deferred tax balances consisted of the following:

	March 31,	
(In millions)	2007	2006
Assets		
Receivable allowances	$ 55	$ 48
Deferred revenue	215	290
Compensation and benefit-related accruals	231	189
Securities Litigation	15	16
Loss and credit carryforwards	512	273
Other	228	227
Subtotal	1,256	1,043
Less: valuation allowance	(12)	(3)
Total assets	$ 1,244	$ 1,040
Liabilities		
Basis differences for inventory valuation and other assets	$ (1,097)	$ (950)
Basis difference for fixed assets and systems development costs	(161)	(156)
Intangibles	(160)	-
Other	(106)	(113)
Total liabilities	(1,524)	(1,219)
Net deferred tax liability	$ (280)	$ (179)
Current net deferred tax liability	$ (614)	$ (385)
Long term net deferred tax asset	334	206
Net deferred tax liability	$ (280)	$ (179)

We have income tax net operating loss carryforwards related to our international operations of approximately $86 million which have an indefinite life.

We have federal and state income tax net operating loss carryforwards of $499 million and $1,567 million which will expire at various dates from 2008 through 2027. We believe that it is more likely than not that the benefit from certain state net operating loss carryforwards will now be realized. In recognition of this risk, we have provided a valuation allowance of $12 million on the deferred tax assets relating to these state net operating loss carryforwards.

We also have domestic income tax credit carryforwards of $190 million, which are primarily alternative minimum tax credit carryforwards that have an indefinite life and foreign income tax credit carryforwards of $10 million, which are Canadian research and development credit carryforwards that expire between 2012 and 2027.

In 2005, we have reversed a portion of the valuation allowance related to these state net operating loss carryforwards, of which $10 million of the tax benefit, net of impairment, was credited to equity.

16. Financial Guarantees and Warranties

Financial Guarantees

We have agreements with certain of our customers' financial institutions under which we have guaranteed the repurchase of inventory (primarily for our Canadian business) at a discount in the event these customers are unable to meet certain obligations to those financial institutions. Among other requirements, these inventories must be in resalable condition. We have also guaranteed loans and credit facilities for some customers; and we are a secured lender for substantially all of these guarantees. Customer guarantees range from one to seven years and were primarily provided to facilitate financing for certain strategic customers. At March 31, 2007, the amounts of inventory repurchase guarantees and other customer guarantees were $96 million and $4 million of which a nominal amount had been accrued.

In 2004, a Pharmaceutical Solutions customer filed for bankruptcy. In 2005, we converted a $40 million credit facility guarantee in favor of this customer to a note receivable due from this customer. This secured note bore interest and was repayable in 2007. In conjunction with this modification, an inventory repurchase guarantee in favor of this customer for approximately $12 million was also terminated. In the second quarter of 2007, the term of the note was amended, and the note is now repayable in 2009. The amount due under the note receivable from this customer was approximately $25 million at March 31, 2007.

At March 31, 2007, we had commitments of $2 million of cash contributions to our equity-held investments, for which no amounts had been accrued.

The expirations of the above noted financial guarantees and commitments are as follows: $20 million, $31 million, nil, $1 million and nil from 2008 through 2012, and $50 million thereafter.

In addition, our banks and insurance companies have issued $99 million of standby letters of credit and surety bonds on our behalf in order to meet the security requirements for statutory licenses and permits, court and fiduciary obligations, and our workers' compensation and automotive liability programs.

Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe on a third party's intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification agreements and have not accrued any liabilities related to such obligations.

In conjunction with certain transactions, primarily divestitures, we may provide routine indemnification agreements (such as retention of previously existing environmental, tax and employee liabilities) whose terms vary in duration and often are not explicitly defined. Where appropriate, obligations for such indemnifications are recorded as liabilities. Because the amounts of these indemnification obligations often are not explicitly stated, the overall maximum amount of these commitments cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have historically not made significant payments as a result of these indemnification provisions.

Warranties

In the normal course of business, we provide certain warranties and indemnification protection for our products and services. For example, we provide warranties that the pharmaceutical and medical-surgical products we distribute are in compliance with the Food, Drug and Cosmetic Act and other applicable laws and regulations. We have received the same warranties from our suppliers, which customarily are the manufacturers of the products. In addition, we have indemnity obligations to our customers for these products, which have also been provided to us from our suppliers, either through express agreement or by operation of law.

We also provide warranties regarding the performance of software and automation products we sell. Our liability under these warranties is to bring the product into compliance with previously agreed upon specifications. For software products, this may result in additional project costs, which are reflected in our estimates used for the percentage-of-completion method of accounting for software installation services within these contracts. In addition, most of our customers who purchase our software and automation products also purchase annual maintenance agreements. Revenue from these maintenance agreements is recognized on a straight-line basis over the contract period and the cost of servicing product warranties is charged to expense when claims become estimable. Accrued warranty costs were not material to the consolidated balance sheets.

17. Other Commitments and Contingent Liabilities

I. Accounting Litigation

Following the announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company and now known as McKesson Information Solutions LLC, were improperly recorded as revenue and reversed, as of March 31, 2007, ninety-two lawsuits had been filed against McKesson, HBOC, certain of McKesson's or HBOC's current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. ("Bear Stearns") and Arthur Andersen LLP ("Andersen"). On January 12, 2005, we announced that we reached an agreement to settle the previously-reported action in the Northern District of California captioned: *In re McKesson HBOC, Inc. Securities Litigation,* (No. C-99-20743 RMW) (the "Consolidated Action"). In general, we agreed to pay the settlement class a total of $960 million in cash. During the third quarter of 2005, we recorded a $1,200 million pre-tax ($810 million after-tax) charge with respect to the Company's Securities Litigation. The charge consisted of $960 million for the Consolidated Action and $240 million for other Securities Litigation proceedings.

During 2006, we settled many of the other Securities Litigation proceedings and paid $243 million pursuant to those settlements. Based on the payments made in the Consolidated Action and the other Securities Litigation proceedings, settlements reached in certain of the other Securities Litigation proceedings and our assessment of the remaining cases, the estimated reserves were increased by $52 million and $1 million in pre-tax charges during the first and third quarters of 2006 and decreased by an $8 million pre-tax credit during the fourth quarter of 2006, for a total net pre-tax charge of $45 million for 2006. On February 24, 2006, the court gave final approval to the settlement of the Consolidated Action, and as a result, we paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement.

During 2007, the Securities Litigation accrual decreased $31 million primarily reflecting a net pre-tax credit of $6 million representing a settlement and a reassessment of another case in the second quarter of 2007, and $25 million of cash payments made in connection with these settlements.

Based on the payments made in the Consolidated Action and payments made to settle other previously reported Securities Litigation proceedings, and based on our assessment of the remaining cases, the estimated Securities Litigation accruals as of March 31, 2007 and 2006, were $983 million and $1,014 million. We believe this accrual is adequate to address our remaining potential exposure with respect to all of the Securities Litigation matters. However, in view of the number and uncertainties of the timing and outcome of this type of litigation, and the substantial amounts involved, it is possible that the ultimate costs of these matters could impact our earnings, either negatively or positively, in the quarter of their resolution. We do not believe that the resolution of these matters will have a material adverse effect on our results of operations, liquidity or financial position taken as a whole.

Although most of the Securities Litigation cases have been resolved as reported here and previously, certain matters remain pending as more fully described below.

Federal Actions

On February 24, 2006, the Honorable Ronald M. Whyte signed a Final Judgment and Order of Dismissal (the "Judgment"), in which the Court gave its final approval to the settlement of the Consolidated Action and dismissed on the merits and with prejudice all claims asserted in the Consolidated Action against the Company, HBOC, and Defendants' Released Persons (as that term is defined in the Judgment). On March 23, 2006, Defendant Bear Stearns filed an appeal of the Judgment to the United States Court of Appeals for the Ninth Circuit. The appeal by Bear Stearns challenges certain provisions of the settlement that restrict Bear Stearns' ability to bring certain claims in the future against the Company, HBOC and certain other persons released in the settlement. The appeal is fully briefed, and the parties are awaiting notice of a hearing date for argument of the appeal. We do not believe that the outcome of the Bear Stearns appeal will affect our right and ability to enjoy the other benefits of the settlement, including the releases of the Company, HBOC and the Defendants' Released Persons (as that term is defined in the Stipulation of Settlement) by the members of the settlement class.

On March 30, 2006, we paid approximately $960 million into an escrow account established in connection with the settlement of the Consolidated Action in full satisfaction of our payment obligations under the Judgment and the Stipulation of Settlement. Any distribution of the funds deposited into the escrow account to class members is subject to prior court approval. We show amounts paid into an escrow account for future distribution to class members of our Securities Litigation settlement as restricted cash, and the corresponding liability in current liabilities under the caption "Securities Litigation." The liability will be discharged at such time as the settlement is declared effective by the Court.

On September 1, 2006, Judge Whyte granted final approval to our previously reported agreement to settle all claims brought under the Employee Retirement Income Security Act of 1974 ("ERISA") on behalf of former participants in the McKesson Profit-Sharing Investment Plan for $19 million, *In re McKesson HBOC, Inc. ERISA Litigation*, (No. C-00-20030 RMW). The period for appeal from that approval order has expired and the settlement and dismissal of this action are final.

The previously-reported action captioned *Cater v. McKesson Corporation et al.*, (No. C-00-20327-RMW) is the only remaining individual action pending in federal court. There has been no discovery or other activity in that action since its original filing.

On August 11, 2005, the Company and HBOC filed a complaint against Andersen and former Andersen partner Robert A. Putnam ("Putnam") in San Francisco Superior Court captioned *McKesson Corporation et al. v Andersen et al.*, (No. 05-443987), which Putnam subsequently removed to the United States District Court for the Northern District of California. Upon removal, the case was assigned to Judge Whyte and given N.D. Cal. Case No. 05-04020 RMW. In its complaint, as amended on March 28, 2006, McKesson asserts claims against Andersen for negligent misrepresentation, breach of contract, equitable indemnity or declaratory relief, and contribution, and HBOC asserts claims against Andersen for breach of contract, professional negligence, equitable indemnity or declaratory relief, and contribution. McKesson and HBOC also assert claims against Putnam for equitable indemnity or declaratory relief, and contribution, in connection with Andersen's audits and reviews of HBOC's financial results during 1996-1999. The complaint seeks unspecified damages, various forms of equitable and declaratory relief, costs of suit and attorneys' fees. On March 16, 2006, Andersen filed an action against McKesson and HBOC in federal court in San Jose captioned *Andersen v. McKesson Corporation et al.*, (No. C-06-02035-JW). In its complaint, Andersen asserts claims against McKesson and HBOC for fraud, negligent misrepresentation, breach of contract, breach of the covenant of good faith and fair dealing, equitable indemnity and declaratory relief, in connection with Andersen's prior audits and reviews of HBOC's financial results. The complaint seeks unspecified damages, including punitive damages in an unspecified amount, declaratory relief, and costs of suit. Both we and Andersen filed, and on September 22, 2006, argued, motions to dismiss one another's complaints in these actions, and the parties are awaiting Judge Whyte's rulings on those motions.

State Actions

Twenty-four actions were filed in various state courts in California, Colorado, Delaware, Georgia, Louisiana and Pennsylvania (the "State Actions"). Like the Consolidated Action, the State Actions generally allege misconduct by McKesson or HBOC (and others) in connection with the events leading to McKesson's decision to restate HBOC's financial statements. All of these actions were settled or otherwise resolved as of March 31, 2006, except for the following individual actions, all of which were pending in Georgia: *Holcombe T. Green and HTG Corp. v. McKesson, Inc. et al.*, (Georgia Superior Court, Fulton County, Case No. 2002-CV-48407); *Hall Family Investments, L.P. v. McKesson, Inc. et al.* (Georgia Superior Court, Fulton County, Case No. 2002-CV-48612); and *James Gilbert v. McKesson Corporation, et al.*, (Georgia State Court, Fulton County, Case No. 02VS032502C). The allegations in these actions are substantially similar to those in the Consolidated Action. The Company and HBOC have answered the complaints in each of these actions, generally denying the allegations and any liability to plaintiffs. The *Green* and *Hall Family Investments, L.P.* actions were voluntarily dismissed by plaintiffs on April 26, 2006 in the Georgia Superior Court and were re-filed in Georgia State Court, Fulton County *Holcombe T. Green and HTG Corp. v. McKesson Corporation, et al.* (Georgia State Court, Fulton County, Case No. 06-VS-096767-D) and *Hall Family Investments, L.P. v. McKesson Corporation, et al.* (Georgia State Court, Fulton County, Case No. 06-VS-096763-F). Plaintiffs there allege claims of fraud and deceit; additionally, plaintiff Green seeks indemnification in connection with the ERISA Action and for other unspecified losses. In April of 2007, we filed motions to disqualify the *Green* and *Hall Family Investments, L.P.* damages experts and for summary judgment, and plaintiffs in those cases filed counter motions for summary judgment, all of which motions are scheduled to be argued on June 5 and 6, 2007. No trial date has been set in those cases.

The *Gilbert* action which asserted claims of fraud, deceit and negligent misrepresentation claims against HBOC and McKesson was settled in January of 2007.

In December of 2005, Bear Stearns filed a complaint captioned, *Bear Stearns & Co., Inc v. McKesson Corporation*, (Case No. 604304/5), against the Company in the trial court for the State and County of New York. Bear Stearns alleges that the Company's entry into the settlement of the Consolidated Action, without providing a full release for Bear Stearns in that settlement, was a breach of the engagement letter under which Bear Stearns advised the Company in connection with its acquisition of HBOC. Bear Stearns' complaint seeks monetary and other relief, including an order enjoining the Company from performing under the settlement agreement. This same objection was made by Bear Stearns in its opposition to preliminary and final approvals of the class action settlement. The objection was rejected by Judge Whyte as grounds for denying approval of the settlement in his September 28, 2005 order granting preliminary approval and in his February 24, 2006 order granting final approval. Discovery is continuing in that action. No trial date has been set.

II. Other Litigation and Claims

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, other pending and potential legal actions for product liability and other damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. These include:

Product Liability Litigation and Other Claims

The Company is a defendant in approximately 570 cases alleging that the plaintiffs were injured by Vioxx, an anti-inflammatory drug manufactured by Merck & Company ("Merck"). The cases typically assert causes of action for strict liability, negligence, breach of warranty and false advertising for improper design, testing, manufacturing, and warnings relating to the manufacture and distribution of Vioxx. None of the cases involving the Company is scheduled for trial. The Company has tendered each of these cases to Merck and has reached an agreement with Merck to defend and indemnify the Company.

The Company is a defendant in approximately 18 cases alleging that the plaintiffs were injured because they took the drugs known as fen-phen, the term commonly used to describe the weight-loss combination of fenfluramine or dexfenfluramine with phentermine. The Company has been named as a defendant along with several other defendants in 41 cases and has accepted the tender of one of its customers named as a defendant in one additional case. The cases are pending in state courts in California and Mississippi and in state and federal courts in Florida and New York, and typically assert causes of action for strict liability, negligence, breach of warranty, false advertising and unfair business practices for improper design, testing, manufacturing and warnings relating to the distribution and/or prescription of fen-phen. The Company has tendered each of these cases to its suppliers and has reached an agreement with its major supplier to defend and indemnify the Company and its customers.

We, through our former McKesson Chemical Company division, are named in approximately 375 cases involving the alleged distribution of asbestos. These cases typically involve either single or multiple plaintiffs claiming personal injuries and unspecified compensatory and punitive damages as a result of exposure to asbestos-containing materials. Pursuant to an indemnification agreement signed at the time of the 1986 sale of McKesson Chemical Company to what is now called Univar USA Inc. ("Univar"), we have tendered each of these actions to Univar. Univar has raised questions concerning the extent of its obligations under the indemnification agreement, and while Univar continues to defend us in many of these cases, it has been rejecting our tenders of new cases since February 2005. We believe Univar remains obligated for all tendered cases under the terms of the indemnification agreement; however we continue to incur defense costs in connection with these more recently-served actions. We also believe that a portion of the claims against us will be covered by insurance, and we are pursuing the available coverage.

On May 3, 2004, judgment was entered against us and one of our employees in the action *Roby v. McKesson HBOC, Inc. et al.* (Superior Court for Yolo County, California, Case No. CV01-573). Former employee Charlene Roby ("Roby") brought claims for wrongful termination, disability discrimination and disability-based harassment against McKesson and a claim for disability-based harassment against her former supervisor. The jury awarded Roby compensatory damages against McKesson and against her supervisor in the total amount of $4 million, and punitive damages in the amount of $15 million against McKesson. Following post-trial motions, the trial court reduced the amount of compensatory damages against McKesson to $3 million; the punitive damages awarded against both defendants and the compensatory damages awarded against the individual employee defendant were not reduced. We filed a Notice of Appeal, seeking reduction or reversal of the compensatory and punitive damage awards and the award of attorneys' fees. On December 26, 2006, the Court of Appeal for the Third Appellate District issued its decision reversing the verdict for harassment against Roby's supervisor, reducing the compensatory damages from $3 million to $1 million and punitive damages from $15 million to $2 million. Following the rejection of Roby's petition for rehearing before the Court of Appeals, plaintiff petitioned for review by the California Supreme Court, which was granted on April 18, 2007. We will answer the petition and will seek an order from the Supreme Court upholding the Court of Appeals' decision.

On February 5, 2004, a class action complaint was filed in the United States District Court for the Eastern District of Missouri against our after-acquired subsidiary, D&K and D&K's former Chief Executive, Operating and Financial Officers alleging breach of fiduciary duties and violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, *Gary Dutton v. D&K Healthcare Resources, Inc. et al.* (Case No. 4-04-CV-00147-SNL). The Commercial Workers Union, Local 655, AFL-CIO, Food Employees Joint Pension Plan ("Lead Plaintiff") in that action sought to represent a class consisting of purchasers of D&K's publicly traded common stock during the period from August 10, 2000 to September 16, 2002 and sought compensatory damages, costs, fees and expenses of suit. The action generally alleges that D&K failed to timely disclose that its sales of branded drugs during most of the class period were heavily dependent on its ability to purchase drugs from vendor Bristol-Myers Squibb Company ("BMS") at discounted prices and in volume, and that defendants knew, but did not disclose, that the effect of losing its attractive purchase terms from BMS would be a material reduction in sales volume and profit. On February 23, 2007, we entered into a settlement agreement which resolves all claims by the D&K shareholders against all defendants. We are obligated under the terms of the agreement to pay $19 million, but anticipate recouping $5 million of that amount from D&K's insurer. The settlement has received the preliminary approval of the trial court, but remains subject to various conditions, including final approval by the trial court, presently scheduled to be argued on June 5, 2007.

On June 2, 2005, a civil class action complaint was filed against us in the United States District Court, District of Massachusetts, *New England Carpenters Health Benefits Fund et al., v. First DataBank, Inc. and McKesson Corporation,* (Civil Action No. 05-11148), alleging that commencing in late 2001 and early 2002, we and co-defendant First DataBank ("FDB") agreed to take actions to increase the "Average Wholesale Price" ("AWP") of certain branded drugs, which alleged conduct resulted in higher drug reimbursement payments by plaintiffs and others similarly situated. The complaint purports to state claims based on the federal Racketeer Influenced and Corrupt Organizations Act ("RICO"), violations of the California Business and Professions Code and California Consumers Legal Remedies Act, and for negligent misrepresentation. The plaintiffs seek injunctive relief, as well as compensatory and punitive damages, attorneys' fees and costs. On October 4, 2006, the plaintiffs and co-defendant FDB announced a proposed settlement, as to FDB only, which calls for downward adjustments to certain FDB published AWPs, a prohibition against all future changes to such AWPs and a prescribed timetable for the cessation of all publication of AWPs by FDB. In November of 2006, the Court granted preliminary approval of the settlement, although with certain restrictions as to the type of class that could be utilized to effect the settlement. The Court has not yet approved a form of class notice, set a schedule for objections to the settlement or set a date for hearing on final approval. On May 22, 2007, the court is scheduled to hear plaintiffs' petition for class certification and our objections to certification. We have answered the complaint, and the matter is in discovery. No trial date has been set.

On July 14, 2006, an action was filed in the United States District Court for the Eastern District of New York against McKesson, two McKesson employees, four other drug wholesalers and sixteen drug manufacturers, *RxUSA v. Alcon Laboratories et al.*, (Case No. 06-CV-3447-MJT). Plaintiff alleges that we, along with various other defendants, unlawfully engaged in monopolization and attempted monopolization of the sale and distribution of pharmaceutical products in violation of the federal antitrust laws, as well as in violation of New York State's Donnelly Act. We are also alleged to have violated the Sarbanes-Oxley Act of 2002; and our employees are alleged to have violated the Donnelly Act, the Sarbanes-Oxley Act and Sections 1962 (c) and (d) of the civil RICO statute. Plaintiff alleges generally that defendants have individually, and in concert with one another, taken actions to create and maintain a monopoly and to exclude secondary wholesalers, such as the plaintiff, from the wholesale pharmaceutical industry. The complaint seeks monetary damages including treble damages, attorneys' fees and injunctive relief. All defendants have filed motions to dismiss all claims. No date for hearing on those motions has been set. Discovery has commenced. No trial date has been set.

Between 1976 and 1986, our former Chemical Company division operated a facility in Santa Fe Springs, California. We have been actively remediating the contamination at this site since 1994. Angeles Chemical Company ("Angeles") conducted similar chemical repackaging activities at its property adjacent to the Company's site between 1976 and 2000. In late 2001, Angeles filed an action against McKesson *Angeles Chemical Company v. McKesson Corporation et al,* (United States District Court for the Central District of California Case No. 01-10532-TJH) claiming that its contamination has migrated to Angeles' property. The causes of action in the current complaint purport to state claims based on the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Resource Conservation and Recovery Act, as well as for negligence, trespass, equitable indemnity, defamation, nuisance, interference with prospective advantage and for violations of the California Business and Professions Code. Angeles seeks injunctive relief, as well as compensatory and punitive damages, attorneys' fees and costs. We have responded to the complaint and the matter is in discovery. No trial date has been set. We have responded to the complaint and substantial discovery was conducted during 2007 by all parties. The trial court recently extended the discovery cut-off date in this matter to June 11, 2007, and a pretrial conference is scheduled for October 15, 2007, at which time a trial date is expected to be set in 2008.

The health care industry is highly regulated, and government agencies continue to increase their scrutiny over certain practices affecting government programs. From time to time, the Company receives subpoenas or requests for information from various government agencies. The Company generally responds to such subpoenas and requests in a cooperative, thorough and timely manner. These responses sometimes require considerable time and effort, and can result in considerable costs being incurred by the Company. Examples of such requests and subpoenas include the following: (1) we have received a subpoena from the U.S. Attorney's Office ("USAO") in Massachusetts seeking documents relating to the Company's business relationship with a long-term care pharmacy organization and we are in the process of responding to this subpoena; (2) we have responded to a request from the Federal Trade Commission for certain documents as part of a non-public investigation to determine whether the Company may have engaged in anti-competitive practices with other wholesale pharmaceutical distributors in order to limit competition for provider customers seeking distribution services; (3) we have received a Civil Investigative Demand ("CID") from the Attorney General's Office of the State of Tennessee apparently in connection with an investigation into possible violations of the Tennessee Medicaid False Claims Act in connection with repackaged pharmaceuticals and we are in the process of responding to this subpoena; (4) we have responded to a subpoena from the office of the Attorney General of the State of New York ("NYAG") requesting documents and other information concerning our participation in the secondary or "alternative source" market for pharmaceutical products;(5) we have also received a subpoena from the NYAG relating to the pricing on certain drugs, including the First DataBank average wholesale and average benchmark prices for such drugs, and have responded to this subpoena and otherwise cooperated with the NYAG; and (6) we have been advised of an investigation by the USAO for the Northern District of Mississippi into whether it will intervene in a civil *qui tam* action filed by an unknown private relator against the Company and other defendants, and we are informed that the action purports to allege violations of the anti-kickback statute in connection with the provision of Medicare claims billing services to an affiliate of a multi-facility nursing home customer. We have not seen the civil complaint that is the subject of that investigation, but we have provided documents to the USAO and are fully cooperating with the investigation. Because these investigations are not concluded, we cannot predict the outcome or impact, if any, of these proceedings on our business.

As previously reported, on January 26, 2007, we acquired Per-Se, at which time Per-Se became a wholly owned subsidiary of McKesson. Prior to its acquisition Per-Se had publicly disclosed two SEC investigations which have not to our knowledge been closed. Those investigations are the following: (1) In March of 2005, the SEC issued a subpoena to Per-Se pursuant to a formal order of investigation which we believe relates to allegations of wrongdoing made in 2003 by a former Per-Se employee. Those allegations were the subject of a prior investigation by the Per-Se Audit Committee and an outside accounting firm. Per-Se has produced documents and provided testimony to the SEC. There has been no recent activity in this matter and the SEC has taken no action against Per-Se to date. (2) In December of 2004, the SEC issued a formal order of investigation relating to accounting matters at NDCHealth Corporation ("NDCHealth"), a then public company which was acquired by Per-Se in January of 2006, prior to our acquisition of Per-Se. In March of 2005, NDCHealth restated its financial statements for the fiscal years ended May 28, 2004, May 30, 2003 and May 31, 2002, and for the fiscal quarters ended August 22, 2004 and August 29, 2005, to correct errors relating to certain accounting matters. NDCHealth produced documents to the SEC and fully cooperated with the SEC in its investigation. The SEC has taken testimony from a number of current and former NDCHealth employees. There has been no recent activity in this matter and the SEC has taken no action against NDCHealth or its successor to date.

Environmental Matters

Primarily as a result of the operation of our former chemical businesses, which were fully divested by 1987, we are involved in various matters pursuant to environmental laws and regulations. We have received claims and demands from governmental agencies relating to investigative and remedial actions purportedly required to address environmental conditions alleged to exist at seven sites where we, or entities acquired by us, formerly conducted operations and we, by administrative order or otherwise, have agreed to take certain actions at those sites, including soil and groundwater remediation. In addition, we are one of multiple recipients of a New Jersey Department of Environmental Protection Agency directive and a separate United States Environmental Protection Agency directive relating to potential natural resources damages ("NRD") associated with one of these seven sites. Although the Company's potential allocation under either directive cannot be determined at this time, we have agreed to participate with a potentially responsible party ("PRP") group in the funding of an NRD assessment, the costs of which are reflected in the aggregate estimates set forth below.

Based on a determination by our environmental staff, in consultation with outside environmental specialists and counsel, the current estimate of reasonably possible remediation costs for these five sites is $11 million, net of approximately $2 million that third parties have agreed to pay in settlement or we expect, based either on agreements or nonrefundable contributions which are ongoing, to be contributed by third parties. The $11 million is expected to be paid out between April 2007 and March of 2027. Our estimated liability for these environmental matters has been accrued in the accompanying consolidated balance sheets.

In addition, we have been designated as a PRP under the Comprehensive Environmental Compensation and Liability Act of 1980 (as amended, the "Superfund" law or its state law equivalent) for environmental assessment and cleanup costs as the result of our alleged disposal of hazardous substances at 16 sites. With respect to each of these sites, numerous other PRPs have similarly been designated and, while the current state of the law potentially imposes joint and several liability upon PRPs, as a practical matter costs of these sites are typically shared with other PRPs. Our estimated liability at those 16 sites is approximately $2 million. The aggregate settlements and costs paid by us in Superfund matters to date have not been significant. The accompanying consolidated balance sheets include this environmental liability.

The potential costs to us related to environmental matters are uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs; the complexity and evolving nature of governmental laws and regulations and their interpretations, the timing, varying costs and effectiveness of alternative cleanup technologies; the determination of our liability in proportion to that of other PRPs; and the extent, if any, to which such costs are recoverable from insurance or other parties.

While it is not possible to determine with certainty the ultimate outcome or the duration of any of the litigation or governmental proceedings discussed under this section II, "Other Litigation and Claims", we believe based on current knowledge and the advice of our counsel that such litigation and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

18. Stockholders' Equity

Each share of the Company's outstanding common stock is permitted one vote on proposals presented to stockholders and is entitled to share equally in any dividends declared by the Company's Board of Directors (the "Board").

The Board approved share repurchase plans in October 2003, August 2005, December 2005 and January 2006 which permitted the Company to repurchase up to a total of $1 billion ($250 million per plan) of the Company's common stock. Under these plans, we repurchased 19 million shares for $958 million during 2006 and made no repurchases in 2005. As of March 31, 2006, less than $1 million remained available for future repurchases under the January 2006 plan and all of these other plans were completed.

In April and July 2006, the Board approved two new share repurchase plans which permitted the Company to repurchase up to an additional $1 billion ($500 million per plan) of the Company's common stock. During 2007, we repurchased a total of 20 million shares for $1.0 billion. As a result of these repurchases, we effectively completed all of the 2007 share repurchase plans.

On April 25, 2007, the Board approved an additional share repurchase plan of up to $1.0 billion of the Company's common stock. Repurchased shares are used to support our stock-based employee compensation plans and for other general corporate purposes. Stock repurchases may be made from time to time in open market or private transactions.

In 2005, our stockholders approved a new stock plan (the "2005 Stock Plan") which allows for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance shares and other share-based awards to employees, officers and directors of the Company. The 2005 Stock Plan replaced several other plans (the "Legacy Plans") and the remaining 11 million shares available for issuance under the Legacy Plans were cancelled, although awards under those plans remain outstanding. Under the 2005 Stock Plan, 13 million new shares were authorized for issuance, and as of March 31, 2007, 5 million shares remain available for grant. As a result of acquisitions, we currently have 8 other option plans under which no further awards have been made since the date of acquisition.

In 2005, the Board renewed the Company's common stock rights plan. Under the renewal of the plan, effective October 22, 2004, the Board declared a dividend distribution of one right (a "Right") for each outstanding share of Company common stock. The common stock rights plan was structured to have certain antitakeover effects that would cause substantial dilution to the ownership interest of a person or group that attempted to acquire the Company on terms not approved by the Board. On January 4, 2007, the Board amended the common stock rights plan to provide for the termination of the rights plan effective January 31, 2007.

The Company also has an employee stock purchase plan ("ESPP") under which 11 million shares have been authorized for issuance. Eligible employees may purchase a limited number of shares of the Company's common stock at a discount of up to 15% of the market value at certain plan-defined dates. In 2007, 2006 and 2005, 1 million, 1 million and 2 million shares were issued under the ESPP. At March 31, 2007, 1 million shares were available for issuance under the ESPP.

As previously discussed, during the first quarter of 2006, we called for the redemption of the Debentures, which resulted in the exchange of the preferred securities for 5 million shares of our newly issued common stock.

19. Share-Based Payment

We provide share-based compensation for our employees, officers and non-employee directors, including stock options, an employee stock purchase plan, restricted stock ("RS"), restricted stock units ("RSUs") and performance-based restricted stock units ("PeRSUs") (collectively, "share-based awards.") On April 1, 2006, we adopted SFAS No. 123(R), as discussed in Financial Note 1, "Significant Accounting Policies." Accordingly, we began to recognize compensation expense for the fair value of share-based awards granted, modified, repurchased or cancelled from April 1, 2006 forward. Compensation expense is recognized for the portion of the awards that is ultimately expected to vest. For the unvested portion of awards issued prior to and outstanding as of April 1, 2006, the expense is recognized at the grant-date fair value as the remaining requisite service is rendered. We recognize compensation expense on a straight-line basis over the requisite service period for those awards with graded vesting and service conditions. For the awards with performance conditions, we recognize the expense on a straight-line basis, treating each vesting tranche as a separate award.

We adopted SFAS No. 123(R) using the modified prospective method and therefore have not restated prior period financial statements. Prior to adopting SFAS No. 123(R), we accounted for our employee share-based compensation plans using the intrinsic value method under APB Opinion No. 25. This standard generally did not require recognition of compensation expense for the majority of our share-based awards except for RS and RSUs. In addition, as required under APB Opinion No. 25, we previously recognized forfeitures as they occurred.

We develop an estimate of the number of share-based awards which will ultimately vest primarily based on historical experiences. The estimated forfeiture rate established upon grant is re-assessed periodically throughout the requisite service period. Such estimates are revised if they differ materially from actual forfeitures. As required, the forfeiture estimates will be adjusted to reflect actual forfeitures when an award vests. The actual forfeitures in the future reporting periods could be materially higher or lower than our current estimates. The weighted-average forfeiture rate is approximately 7%. As a result, the future share-based compensation expense may differ from the Company's historical amounts.

The compensation expense recognized under SFAS No. 123(R) has been classified in the income statement or capitalized on the balance sheet in the same manner as cash compensation paid to our employees. There was no material share-based compensation expense capitalized as part of the balance sheet at March 31, 2007. In addition, SFAS No. 123(R) requires that the benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense be reported as a financing cash flow rather than an operating cash flow, as was done under APB Opinion No. 25. For the year ended March 31, 2007, $70 million of excess tax benefits were recognized.

In conjunction with the adoption of SFAS No. 123(R), in the first quarter of 2007, we elected the "short-cut" method for calculating the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of share-based compensation. Under this method, a simplified calculation is applied in establishing the beginning APIC pool balance as well as determining the future impact on the APIC pool and our consolidated statements of cash flows relating to the tax effects of share-based compensation. The election of this accounting policy did not have a material impact on our consolidated financial statements.

Impact on Net Income

The components of share-based compensation expense and the related tax benefit are shown in the following table:

	Years Ended March 31,		
(In millions, except per share amounts)	2007	2006	2005
RSU and RS	$ 22	$ 16	$ 10
2007 PeRSU	24	-	-
Stock options	7	-	4
Employee stock purchase plan	7	-	-
Share-based compensation expense	60	16	14
Tax benefit for share-based compensation expense	(20)	(6)	(5)
Share-base compensation expense, net of tax [(1)]	$ 40	$ 10	$ 9
Impact of share-based compensation:			
Earnings per share			
Diluted	$ 0.13	$ 0.03	$ 0.03
Basic	0.13	0.03	0.03

(1) No material share-based compensation expense was included in Discontinued Operations.

I. SFAS No. 123 Pro Forma Information for 2006 and 2005

As described in Financial Note 1, prior to April 1, 2006 we accounted for our employee share-based compensation plans using the intrinsic value method under APB Opinion No. 25. Had compensation expense for our employee share-based compensation been recognized based on the fair value method, consistent with the provisions of SFAS No. 123, net income and earnings per share would have been as follows:

	Years Ended March 31,	
(In millions, except per share amounts)	2006	2005
Net income (loss), as reported	$ 751	$ (157)
Compensation expense, net of tax:		
APB Opinion No. 25 expense included in net income	10	9
SFAS No. 123 expense	(66)	(60)
Pro forma net income (loss)	$ 695	$ (208)
Earnings (loss) per common share:		
Diluted – as reported	$ 2.38	$ (0.53)
Diluted – pro forma	2.20	(0.71)
Basic – as reported	2.46	(0.53)
Basic – pro forma	2.27	(0.71)

In 2006 and 2005, we granted 5 million and 6 million employee stock options, substantially all of which vested on or before March 31, 2006 and 2005. The shortened vesting schedules at grant were approved by the Compensation Committee of the Company's Board of Directors ("Compensation Committee") for employee retention purposes and in anticipation of the requirements of SFAS No. 123(R). Prior to 2005, stock options typically vested over a four year period. Accordingly, SFAS No. 123 compensation expense for the 2006 and 2005 employee stock options that were fully vested prior to April 1, 2006 is reflected on the pro forma results above, but not recognized in our earnings after the adoption of SFAS No. 123(R).

II. Stock Plans

The 2005 Plan provides our employees, officers and non-employee directors share-based long-term incentives. The 2005 Plan permits the granting of stock options, RS, RSUs, PeRSUs and other share-based awards. Under the 2005 Plan, 13 million shares were authorized for issuance, and as of March 31, 2007, 5 million shares remain available for future grant. The 2005 Plan replaced the following three plans in advance of their expirations: 1999 Stock Option and Restricted Stock Plan, the 1997 Directors' Equity Compensation and Deferral Plan and the 1998

Canadian Incentive Plan (collectively, the "Legacy Plans"). The aggregate remaining 11 million authorized shares under the Legacy Plans were cancelled, although awards under those plans remain outstanding. The 2005 Plan is now the Company's only plan for providing share-based incentive compensation to employees and non-employee directors of the Company and its affiliates.

In anticipation of the requirements of SFAS No. 123(R), the Compensation Committee reviewed our long-term compensation program for key employees across the Company. As a result, beginning in 2006, reliance on options was reduced with more long-term incentive value delivered by grants of PeRSUs and performance-based cash compensation.

III. Stock Options

Stock options are granted at not less than fair market value and those options granted under the 2005 Plan have a contractual term of seven years. Prior to 2005, stock options typically vested over a four-year period and had a contractual term of ten years. As noted above, in 2006 and 2005, we provided shortened vesting schedules to 2006 and 2005 employee stock options upon grant. Options granted in 2007 have a seven-year contractual life and generally follow the four-year vesting schedule. We expect option grants in 2008 and future years will have the same contractual life and vesting schedule as 2007 option grants. Stock options under the Legacy Plans, which are substantially vested, generally have a ten-year contractual life.

Compensation expense for stock options is recognized on a straight-line basis over the requisite service period and is based on the grant-date fair value for the portion of the awards that is ultimately expected to vest. We continue to use the Black-Scholes model to estimate the fair value of our stock options. Once the fair value of an employee stock option value is determined, current accounting practices do not permit it to be changed, even if the estimates used are different from actual. The option pricing model requires the use of various estimates and assumptions, as follows:

- Expected stock price volatility is based on a combination of historical volatility of our common stock and implied market volatility. We believe that this market-based input provides a better estimate of our future stock price movements and is consistent with emerging employee stock option valuation considerations. Our expected stock price volatility assumption continues to reflect a constant dividend yield during the expected term of the option.

- Expected dividend yield is based on historical experience and investors' current expectations.

- The risk-free interest rate for periods within the expected life of the option is based on the constant maturity U.S. Treasury rate in effect at the time of grant.

- The expected life of the options is determined based on historical option exercise behavior data, and also reflects the impact of changes in contractual life of current option grants compared to our historical grants.

Weighted-average assumptions used to estimate the fair value of employee stock options were as follows:

	Years Ended March 31,		
	2007	2006	2005
Expected stock price volatility	27%	36%	29%
Expected dividend yield	0.5%	0.5%	0.7%
Risk-free interest rate	5%	4%	4%
Expected life (in years)	5	6	7

The following is a summary of options outstanding at March 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding At Year End (In millions)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Options Exercisable at Year End (In millions)	Weighted-Average Exercise Price
\$ 13.67 - \$ 27.35	1	3	\$ 21.35	1	\$ 21.17
\$ 27.36 - \$ 41.02	19	4	33.45	19	33.46
\$ 41.03 - \$ 54.70	6	5	46.43	4	46.01
\$ 54.71 - \$ 68.37	1	1	58.16	1	58.16
\$ 68.38 - \$ 82.04	8	2	72.87	8	72.87
\$ 82.05 - \$ 95.72	1	1	90.74	1	90.74
	36	4	46.32	34	46.41

The following table summarizes stock option activity during 2007, 2006 and 2005:

(In millions, except per share data)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value [(2)]
Outstanding, March 31, 2004	65	\$ 40.77		
Granted	6	34.67		
Exercised	(7)	25.42		
Cancelled and forfeited	(5)	59.57		
Outstanding, March 31, 2005	59	40.37		
Granted	5	44.93		
Exercised	(17)	31.15		
Cancelled and forfeited	(1)	69.40		
Outstanding, March 31, 2006	46	43.38		
Granted	1	48.13		
Exercised	(11)	33.71		
Outstanding, March 31, 2007	36	46.32	4	\$ 601
Vested and expected to vest [(1)], March 31, 2007	35	46.36	4	597
Exercisable, March 31, 2007	34	46.41	4	579

(1) The number of options expected to vest takes into account an estimate of expected forfeitures.
(2) The aggregate intrinsic value is calculated as the difference between the period-end market price of the Company's common stock and the option exercise price, times the number of "in-the-money" option shares.

The following table provides data related to all stock option activity:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Weighted-average grant date fair value per stock option	$ 15.43	$ 18.26	$ 12.79
Aggregate intrinsic value on exercise	$ 204	$ 278	$ 64
Cash received upon exercise	$ 354	$ 538	$ 179
Tax benefits realized related to exercise	$ 74	$ 106	$ 23
Total fair value of shares vested	$ 4	$ 89	$ 83
Total compensation cost, net of estimated forfeitures, related to unvested stock options not yet recognized, pre-tax	$ 18	NA	NA
Weighted-average period in years over which stock option compensation cost is expected to be recognized	2	NA	NA

NA – Not applicable as stock option compensation cost was not generally recognized under APB Opinion No. 25 in 2006 and 2005.

IV. RS, RSUs and PeRSUs

RS and RSUs, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of the Company's common stock, are accounted for at fair value at the date of grant. The fair value of RS and RSUs under our stock plans is determined by the product of the number of shares that are expected to vest and the grant date market price of the Company's common stock. The Compensation Committee determines the vesting terms at the time of grant. These awards generally vest in two to five years. The fair value of RS and RSUs with graded vesting and service conditions is expensed on a straight-line basis over the requisite service period. RS contains certain restrictions on transferability and may not be transferred until such restrictions lapse.

Each non-employee director currently receives 2,500 RSUs annually, which vest immediately, and which are expensed upon grant. However, issuance of any shares is delayed until the director is no longer performing services for the Company. At March 31, 2007, 40,000 RSUs for our directors are vested, but shares have not been issued.

PeRSUs are RSUs for which the number of RSUs awarded may be conditional upon the attainment of one or more performance objectives over a specified period. Vesting of such awards ranges from one to three-year periods following the end of the performance period and may follow the graded or cliff method of vesting.

PeRSUs are accounted for as variable awards until the performance goals are reached and the grant date is established. The fair value of PeRSUs is determined by the product of the number of shares eligible to be awarded and expected to vest, and the market price of the Company's common stock, commencing at the inception of the requisite service period. During the performance period, the PeRSUs are re-valued using the market price and the performance modifier at the end of a reporting period. At the end of the performance period, if the goals are attained, the award is classified as a RSU and is accounted for on that basis. The fair value of PeRSUs is expensed on a straight-line basis, treating each vesting tranche as a separate award, over the requisite service period of four years. For RS and RSUs with service conditions, we have elected to amortize the expense on a straight-line basis.

The following table summarizes RS and RSU activity during 2007, 2006 and 2005:

(In millions, except per share data)	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested, March 31, 2004	-	$ 32.91
Granted	1	34.72
Nonvested, March 31, 2005	1	33.99
Granted	-	47.06
Nonvested, March 31, 2006	1	38.01
Granted	1	49.56
Nonvested, March 31, 2007	2	45.18

The following table provides data related to RS and RSU activity:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Total fair value of shares vested	$ 5	$ 11	$ 2
Total compensation cost, net of estimated forfeitures, related to nonvested RSU awards not yet recognized, pre-tax (1)	$ 32	$ 45	$ 15
Weighted-average period in years over which RSU cost is expected to be recognized	2	3	2

(1) Compensation cost in 2006 and 2005 did not reflect any forfeiture assumptions as required under APB Opinion No. 25.

In May 2006, the Compensation Committee approved 1 million PeRSU target share units representing the base number of awards that could be granted, if goals are attained, and would be granted in the first quarter of 2008 (the "2007 PeRSU"). These target share units are not included in the table above as they have not been granted in the form of a RSU. As of March 31, 2007, the total compensation cost, net of estimated forfeitures, related to nonvested 2007 PeRSUs not yet recognized was approximately $53 million, pre-tax (based on the period-end market price of the Company's common stock), and the weighted-average period over which the cost is expected to be recognized is 2 years.

In accordance with the provisions of SFAS No. 128, "Earnings per Share," the 2007 PeRSUs are included in the calculation of diluted weighted average shares for the year ended March 31, 2007 as the performance goals have been achieved.

V. Employee Stock Purchase Plan ("ESPP")

The ESPP allows eligible employees to purchase shares of our common stock through payroll deductions. The deductions occur over three-month purchase periods and the shares are then purchased at 85% of the market price at the end of each purchase period. Employees are allowed to terminate their participation in the ESPP at any time during the purchase period prior to the purchase of the shares, and any amounts accumulated during that period are refunded.

The 15% discount provided to employees on these shares is included in compensation expense. The funds outstanding at the end of a quarter are included in the calculation of diluted weighted average shares outstanding. These amounts have not been significant.

20. Related Party Balances and Transactions

Notes receivable outstanding from certain of our current and former officers and senior managers totaled $25 million and $45 million at March 31, 2007 and 2006. These notes related to purchases of common stock under our various employee stock purchase plans. The notes bear interest at rates ranging from 4.7 % to 7.1 % and were due at various dates through February 2004. Interest income on these notes is recognized only to the extent that cash is received. These notes, which are included in other capital in the consolidated balance sheets, were issued for amounts equal to the market value of the stock on the date of the purchase and are full recourse to the borrower. At March 31, 2007, the value of the underlying stock collateral was $20 million. The collectability of these notes is evaluated on an ongoing basis. As a result, we recorded net credits of $2 million, $9 million and $6 million in 2007, 2006 and 2005 based on changes in price of the underlying stock collateral. At March 31, 2007 and 2006, we provided a reserve of approximately $6 million and $12 million for the outstanding notes. Other receivable balances held with related parties, consisting of loans made to certain officers and senior managers and an equity-held investment, at March 31, 2007 and 2006 amounted to $1 million.

In 2007, 2006 and 2005 we incurred approximately $7 million to $8 million annually of rental expense paid to an equity-held investment. In addition, in 2007, 2006 and 2005 we purchased $3 million of services per year from an equity-held investment. At March 31, 2007, we had a $6 million loan receivable from an equity held investment. The loan bears interest at 7.9%.

21. Segments of Business

Our segments include Pharmaceutical Solutions, Medical-Surgical Solutions and Provider Technologies. We evaluate the performance of our operating segments based on operating profit before interest expense, income taxes and results from discontinued operations. Our Corporate segment includes expenses associated with Corporate functions and projects, certain employee benefits, and the results of certain joint venture investments. Corporate expenses are allocated to the operating segments to the extent that these items can be directly attributable to the segment.

McKESSON CORPORATION

FINANCIAL NOTES (Continued)

Financial information relating to the reportable operating segments is presented below:

(In millions)	Years Ended March 31, 2007	2006	2005
Revenues			
Pharmaceutical Solutions [(1)]	$ 88,708	$ 83,404	$ 75,924
Medical-Surgical Solutions	2,364	2,037	1,870
Provider Technologies			
Software and software systems	374	322	246
Services	1,365	1,069	936
Hardware	166	151	120
Total Provider Technologies	1,905	1,542	1,302
Total	$ 92,977	$ 86,983	$ 79,096
Operating profit [(2)]			
Pharmaceutical Solutions [(3)(4)]	$ 1,361	$ 1,211	$ 1,071
Medical-Surgical Solutions	81	83	81
Provider Technologies	159	143	107
Total	1,601	1,437	1,259
Corporate	(211)	(127)	(207)
Securities Litigation charge (credit)	6	(45)	(1,200)
Interest Expense	(99)	(94)	(118)
Income (loss) from continuing operations before income taxes	$ 1,297	$ 1,171	$ (266)
Depreciation and amortization [(5)]			
Pharmaceutical Solutions	$ 116	$ 110	$ 108
Medical-Surgical Solutions	25	23	23
Provider Technologies	108	89	80
Corporate	46	40	34
Total	$ 295	$ 262	$ 245
Expenditures for long-lived assets [(6)]			
Pharmaceutical Solutions	$ 49	$ 83	$ 62
Medical-Surgical Solutions	14	6	6
Provider Technologies	36	22	19
Corporate	27	55	48
Total	$ 126	$ 166	$ 135
Segment assets, at year end			
Pharmaceutical Solutions	$ 15,129	$ 13,737	$ 13,113
Medical-Surgical Solutions	1,457	1,268	1,279
Provider Technologies	3,485	1,602	1,459
Total	20,071	16,607	15,851
Corporate			
Cash and cash equivalents	1,954	2,139	1,800
Other	1,918	2,215	1,124
Total	$ 23,943	$ 20,961	$ 18,775

(1) In addition to the distribution of pharmaceutical and healthcare products, our Pharmaceutical Solutions segment revenues include disease management, patient and other services for payors, software, consulting and outsourcing to pharmacies, and, through investment in Parata, sells automated pharmaceutical dispensing systems for retail pharmacies. Revenues from these products and services were not a material component of segment revenues in 2007, 2006 and 2005. In addition, revenues derived from services represent less than 2% of this segment's 2007, 2006 and 2005 revenues.

(2) Includes $23 million, $20 million and $13 million of net earnings from equity investments in 2007, 2006 and 2005.

(3) Operating profit for 2007, 2006 and 2005 includes $10 million, $95 million and $41 million representing our share of settlements of antitrust class action lawsuits brought against certain drug manufacturers. These settlements were recorded as reductions to cost of sales within our consolidated statements of operations in our Pharmaceutical Solutions segment.

(4) Operating profit for 2007 includes an $11 million credit to income due to an adjustment to a legal reserve and for 2006, includes a $15 million credit to income due to a recovery of a previously reserved customer account.

(5) Includes amortization of intangibles, capitalized software held for sale and capitalized software for internal use.

(6) Long-lived assets consist of property, plant and equipment.

Revenues and property, plant and equipment by geographic areas were as follows:

	Years Ended March 31,		
(In millions)	2007	2006	2005
Revenues			
United States	$ 86,026	$ 80,868	$ 73,684
International	6,951	6,115	5,412
Total	$ 92,977	$ 86,983	$ 79,096
Property, plant and equipment, net, at year end			
United States	$ 606	$ 591	$ 540
International	78	72	67
Total	$ 684	$ 663	$ 607

International operations primarily consist of our Canadian pharmaceutical and healthcare products distribution business and our investment in Nadro for our Pharmaceutical Solutions segment. Our Provider Technologies business has operations in the Canada, United Kingdom, other European countries and Israel. We also have a software manufacturing and a printing facility in Ireland. Net revenues were attributed to geographic areas based on the customers' shipment locations.

In April 2007, we reorganized certain businesses. As a result, we will report on our new organizational structure on a retroactive basis beginning in the first quarter of 2008.

22. Quarterly Financial Information (Unaudited)

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2007					
Revenues	$ 23,315	$ 22,386	$ 23,111	$ 24,165	$ 92,977
Gross profit	996	1,024	1,061	1,251	4,332
Income (loss) after income taxes (1)					
Continuing operations	$ 184	$ 287	$ 240	$ 257	$ 968
Discontinued operations	-	(58)	3	-	(55)
Total	$ 184	$ 229	$ 243	$ 257	$ 913
Earnings (loss) per common share (1)					
Diluted					
Continuing operations	$ 0.60	$ 0.94	$ 0.79	$ 0.85	$ 3.17
Discontinued operations	-	(0.19)	0.01	-	(0.18)
Total	$ 0.60	$ 0.75	$ 0.80	$ 0.85	$ 2.99
Basic					
Continuing operations	$ 0.61	$ 0.96	$ 0.81	$ 0.87	$ 3.25
Discontinued operations	-	(0.19)	0.01	-	(0.19)
Total	$ 0.61	$ 0.77	$ 0.82	$ 0.87	$ 3.06
Cash dividends per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.24
Market prices per common share					
High	$ 52.95	$ 55.10	$ 54.39	$ 59.53	$ 59.53
Low	44.60	45.23	47.38	50.80	44.60
Fiscal 2006					
Revenues	$ 20,700	$ 21,253	$ 22,240	$ 22,790	$ 86,983
Gross profit	896	868	974	1,039	3,777
Income (loss) after income taxes (1)					
Continuing operations	$ 166	$ 152	$ 204	$ 223	$ 745
Discontinued operations	5	15	(11)	(3)	6
Total	$ 171	$ 167	$ 193	$ 220	$ 751
Earnings (loss) per common share (1)					
Diluted					
Continuing operations	$ 0.53	$ 0.48	$ 0.65	$ 0.71	$ 2.36
Discontinued operations	0.02	0.05	(0.04)	(0.01)	0.02
Total	$ 0.55	$ 0.53	$ 0.61	$ 0.70	$ 2.38
Basic					
Continuing operations	$ 0.55	$ 0.49	$ 0.66	$ 0.73	$ 2.44
Discontinued operations	0.02	0.05	(0.03)	(0.01)	0.02
Total	$ 0.57	$ 0.54	$ 0.63	$ 0.72	$ 2.46
Cash dividends per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.24
Market prices per common share					
High	$ 44.94	$ 47.88	$ 52.89	$ 54.92	$ 54.92
Low	34.93	43.43	43.37	49.79	34.93

(1) Income (loss) after income taxes and earnings (loss) per common share includes charges and credits relating to our Securities Litigation, as discussed in Financial Note 17.

McKESSON CORPORATION

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John H. Hammergren
Chairman, President and
Chief Executive Officer,
McKesson Corporation

Wayne A. Budd
Senior Counsel,
Goodwin Procter LLP

Alton F. Irby III
Chairman and Founding Partner,
London Bay Capital

M. Christine Jacobs
President and
Chief Executive Officer,
Theragenics Corporation

Marie L. Knowles
Executive Vice President and
Chief Financial Officer, Retired,
Atlantic Richfield Company

David M. Lawrence M.D.
Chairman and Chief Executive Officer, Retired
Kaiser Foundation Health Plan, Inc., and
Kaiser Foundation Hospitals

Robert W. Matschullat
Vice Chairman and Chief Financial Officer, Retired
The Seagram Company Ltd.

James V. Napier
Chairman of the Board, Retired
Scientific-Atlanta, Inc.

Jane E. Shaw, Ph.D.
Chairman and Chief Executive Officer, Retired,
Aerogen, Inc.

CORPORATE OFFICERS

John H. Hammergren
Chairman, President and
Chief Executive Officer

Jeffrey C. Campbell
Executive Vice President and
Chief Financial Officer

Paul C. Julian
Executive Vice President,
Group President

Paul E. Kirincic
Executive Vice President, Human Resources

Nicholas A. Loiacono
Vice President and Treasurer

Marc E. Owen
Executive Vice President, Corporate Strategy
and Business Development

Pamela J. Pure
Executive Vice President,
President, McKesson Provider Technologies

Nigel A. Rees
Vice President and Controller

Laureen E. Seeger
Executive Vice President, General Counsel
and Secretary

Randall N. Spratt
Executive Vice President,
Chief Information Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) AND RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey C. Campbell, certify that:

1. I have reviewed this annual report on Form 10-K of McKesson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 9, 2007

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of McKesson Corporation (the "Company") on Form 10-K for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the dates indicated below, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of their knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John H. Hammergren
John H. Hammergren
Chairman, President and Chief Executive Officer
May 9, 2007

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
May 9, 2007

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

McKesson Corporation
One Post Street
San Francisco, CA 94104

John H. Hammergren
Chairman and
Chief Executive Officer

PROCESSING
JUN 1 5 2007
SECTION

MCKESSON
Empowering Healthcare

June 13, 2007

To Our Stockholders:

In Fiscal 2007, McKesson again delivered solid financial results by executing well on our operating objectives and meeting our commitments to our customers. For the year, our revenues grew 7% to $93 billion. Earnings per diluted share of $2.89 from continuing operations, excluding adjustments to the Securities Litigation reserve, were up 17% from the prior year, the second straight year that our earnings grew 15% or more.

Each of our three segments contributed to the company's growth. Pharmaceutical Solutions revenues grew 6%, operating profit was up 12% and full-year operating margin rate expanded to 1.53%, an increase of 8 basis points. Medical-Surgical Solutions grew revenues 16% while completing a seamless transition out of the acute care medical-surgical products business. Provider Technologies revenues grew 24% and operating profit increased 11%. In this segment, we continued to invest in product development, expand our sales force and complete acquisitions to strengthen our position in emerging markets for physician office information solutions, consumer-directed healthcare and health-care connectivity.

In Fiscal 2007, we invested $306 million in capital expenditures and capitalized software to grow our businesses. We repurchased $1 billion in shares, bringing to $2 billion our total share repurchases over the past two years, and paid $72 million in dividends. At its meeting in April, the Company's Board of Directors authorized an additional $1 billion share repurchase program. We made $1.9 billion in acquisitions that have the potential to accelerate future growth and stockholder value creation, including Per-Se Technologies, which we acquired in January for $1.8 billion. We financed our purchase of Per-Se with $800 million in cash and $1 billion in new debt, bringing our debt-to-capital ratio to 24%, closer to our long-term target of 30% to 40%. Cash flow from operations of $1.5 billion in Fiscal 2007 combined with our sound balance sheet will enable us to continue to execute a balanced capital deployment strategy designed to create additional stockholder value in Fiscal 2008 and beyond.

All in all, Fiscal 2007 was a great year for McKesson. We are seeing the benefits of our strategy to deliver products, services and solutions that are helping our customers make healthcare safer, more efficient and higher quality. Our dedication to operating excellence and our balanced capital deployment strategy provide momentum for continued stockholder value creation in Fiscal 2008.

Achieving our great results and realizing our exciting future rests on our ability to attract, motivate and retain great people. My thanks to the people of McKesson for their hard work and engagement that drove our results this past year. My thanks also to our customers for their loyalty and collaborative spirit to change healthcare for the better, to our supplier partners for their innovation and partnership and to our stockholders for their continued support.

McKesson and Healthcare

In my letter last year, I described some of the ways that McKesson is helping transform and improve the quality and cost of healthcare. Our employees continue to focus not only on delivering superior financial results, but also on making healthcare simpler, safer, more efficient and more connected. Over the past year, through new programs and acquisitions, we have strengthened and expanded our capabilities. We added customers, enhanced our product and service offerings, entered new markets and introduced unique new solutions to the most pressing issues in healthcare.

McKesson sits at the center of healthcare. We touch more participants across the healthcare spectrum than any other company. For our 25,000 pharmacy customers, we have the highest service levels in the industry, ensuring that both branded and generic pharmaceuticals are available to be dispensed to patients whenever needed.

For our largest customers, our sophisticated information systems and working capital management capabilities streamline product flows and optimize inventory investments. The largest percentage of our customer orders are now via our Internet portal, Supply Management On-line, which accounts for $1.7 billion of pharmaceutical orders each month. Through our Per-Se acquisition, we now process 70% of retail pharmacy claims.

For independent pharmacies, our Health Mart franchise program levels the playing field by providing its members with the resources they need to compete more effectively in today's increasingly competitive marketplace. Our services include a managed care network, consumer-preferred branding, dedicated merchandising support and access to our OneStop proprietary generics program. Since introducing an enhanced Health Mart® program July 1, our franchise count increased from 350 stores to more than 1,400 stores, making Health Mart the largest independent domestic pharmacy franchise network. Health Mart was recently recognized as "Pharmacy Chain of the Year" by *Drug Topics* magazine.

Last September, McKesson Specialty was selected by the Centers for Disease Control and Prevention (CDC) to provide nationwide distribution services for its Vaccine for Children program, replacing a previous network of vendors. The Vaccine for Children program purchases 40 percent of the total doses of routinely recommended pediatric vaccines distributed in the U.S. to 1.8 million uninsured and underinsured children, as well as American Indian, Alaska Native and Medicaid-eligible children.

Among hospitals, we are seen as a leader in quality of service and support because of our One McKesson approach providing comprehensive supply chain, information and automation solutions. Hospital surveys rank McKesson first in overall hospital customer satisfaction with our pharmaceutical distribution services and contract administration accuracy, and we have more category-leading software product rankings than any other company. Our clinical and administrative software solutions are used by more than 3,500 hospitals, 200,000 physicians, 500,000 nurses and 600 payors to ensure that patient records and clinical information are available across the healthcare system, that best medical practices are being applied at the place and time care is delivered and that transactions and funds flows are seamless and timely. Our market-leading medical imaging systems provide digital access to clinicians anytime, anywhere, and eliminate the need to buy and store film images. Our market-leading document scanning solutions provide physicians with patient information via computer, reducing paperwork and freeing up valuable storage space for clinical use. We are the leader in medication safety, with the only fully integrated solution spanning information systems, automated drug dispensing and bedside error prevention. McKesson's Robot-Rx® dispenses half a billion doses annually, error-free. McKesson's Horizon Admin-Rx™ bedside scanning device prevents more than 325,000 errors weekly.

Through a series of acquisitions during Fiscal 2007, we significantly expanded our footprint in the physician market and today reach 120,000 physicians, including tens of thousands of mid-size and small-office physician practices. We now offer a comprehensive solution including software, medical supplies, vaccines, specialty pharmaceuticals, connectivity and transaction processing. Our physician information solutions for patient scheduling, electronic health records, electronic prescribing, electronic billing and online medical consultation enables doctors to spend more time interacting with patients, improving the quality of care and the patient's experience. We have an expanding presence delivering medical supplies to clinics, surgery centers and the home.

Employers, government, patients and payors are seeking solutions that make healthcare more affordable and more accessible. A handful of chronic diseases, including asthma, diabetes and congestive heart failure, account for 80% of healthcare spending. Early intervention and better management of these diseases can keep patients out of hospitals, in their homes and on their jobs, substantially reducing costs, improving quality of life and allowing a reallocation of medical resources. McKesson is the leader in disease management in the public market, where we provide these services for 1.5 million Medicaid patients in nine states. We continue to expand our disease management services. Today, we are augmenting our nurse call centers for monitoring and advising patients with additional support from physicians, pharmacists, social workers, health coaches and psychologists, to deliver the right care and right treatment at the right time.

Following our acquisition of Per-Se, we combined the connectivity and claims processing capabilities of our two companies into a new business that we have branded RelayHealth™. RelayHealth expands on McKesson's previous physician-patient communications business with a focus on helping to decrease administrative costs and improve care by connecting physicians and other providers, pharmacies, payors and consumers. We believe this very powerful collection of assets can become a strong differentiator as consumerism in healthcare grows. Increasing demand for online healthcare transactions such as real-time eligibility checking, online lab results and electronic formulary compliance and prescribing creates a great opportunity to use our Web-based solutions and pharmacy and payor networks to make care delivery more interactive and better connected. We're also excited about the ability to accelerate growth in markets like small physician practices and retail pharmacies while building even stronger relationships in our hospital and payor customer base.

As a result of our capabilities, execution and strategy, McKesson has both a tremendous opportunity and a weighty responsibility to help shape the future of healthcare. Every day, McKesson and its people are making healthcare safer and more efficient. At the same time, we are creating value for our customers, employees and stockholders. It's a terrific combination and a great place to be.

Business Segment Review

During Fiscal 2007, our Pharmaceutical Solutions team executed on every facet of the business. We continue to strengthen our relationships with our customers. We successfully renewed all major contracts that expired, by focusing on the value and quality of the higher-margin products and services we provide. We performed well on our agreements with branded pharmaceutical manufacturers. We focused on improving the efficiency of our operations to leverage our revenue growth.

For the year, Pharmaceutical Solutions revenues grew 6%. Adjusting for the mid-May 2006 termination of a large customer contract, U.S. Healthcare direct store revenues were up 11% for the year. Warehouse sales increased 8% for the year. Our revenue growth reflects the success of our customers, partially driven by the implementation of Medicare Part D drug coverage for seniors early in our fiscal year.

Since the transition to more predictable compensation from branded pharmaceutical manufacturers two years ago, we have focused our sales force on the profitability of our customer relationships during contract renewals. During Fiscal 2007, our sell margin remained relatively stable. We renewed longstanding relationships with several of our largest customers, including Wal-Mart, Target and Aetna, and expanded our relationships with CVS and Broadlane, the hospital group purchasing organization.

Fiscal 2007 represented a great opportunity to grow our generics business, with a significant number of major branded pharmaceuticals losing patent protection. The use of cost-efficient generics is a huge focus of payors and employers. As a result, the branded-to-generic conversion cycle is now extremely rapid. On average, within several months more than 90% of branded drug volume is converted to the generic form of the drug.

We have an experienced team managing our generics business. To maximize our generics opportunity in Fiscal 2007, the team put together a plan that included an expanded customer base for our proprietary generics programs, a new information system that could better track buying compliance among customers and a new telemarketing capability into our base — the planning paid off. The generic conversions of Zocor and Zoloft early in our fiscal year went very well. According to IMS Health, Zocor is the first case where the conversion to a generic led to an increase in overall units of the molecule dispensed, further enhancing the market opportunity. We also benefited from the brief introduction of a generic form of Plavix. We executed on these opportunities, and, as a result, sales growth for our OneStop program increased 51% for the year. We believe we have the industry-leading generics program.

We also have a seasoned team that manages our agreements to deliver value to branded pharmaceutical manufacturers, which drives our compensation. In Fiscal 2007, we optimized our opportunities through great operating performance under our agreements. I am pleased with the strength of our relationships with branded manufacturers and the stability this has produced for our pharmaceutical distribution business.

In Medical-Surgical Solutions, while operating profit was relatively flat for Fiscal 2007, we made significant market progress, positioning this business for future growth. Revenues were up 16% over the prior year despite it being a year of transition. In September, we sold our acute care business that provides medical-surgical supplies to hospitals. Many of these hospitals are also customers of our U.S. pharmaceutical distribution business or McKesson Provider Technologies. It was crucial that the transition be handled well and that we maintain our positive brand reputation within this sector of the market. We completed the transition of our acute care business ahead of schedule. Most important, the handoff was seamless and the feedback from customers has been very positive.

During Fiscal 2007, Provider Technologies solidified its leadership position for comprehensive information solutions in our traditional core hospital customer base. Demand remains strong, especially for our market-leading clinical and medical imaging solutions. Last year, we increased our new business win rate by 27%. Our Medical Imaging solutions received two "Number One" rankings in the *2006 Top 20 Year-End Best in KLAS* report — one in the community health information category for Horizon Medical Imaging, and another in the cardiology reporting and documentation category for Horizon Cardiology. With our tremendous growth over the past four years, we are poised to take a market-leading position in the medical imaging market. Not surprisingly, our Medical Imaging Group is the recipient of the Frost and Sullivan Market Penetration Leadership Award in the U.S. PACS industry for the second consecutive year, reflecting our market share gains.

We expanded the customer base for Paragon™, our top-ranked solution for smaller community hospitals. In addition, we signed contracts representing 140 hospitals for Patient Compass™ online patient billing, clearly a high-growth differentiator for McKesson as consumer-directed healthcare becomes more prevalent.

Adoption of our systems continues to grow. By the end of Fiscal 2007, we had crossed the 4 million mark on monthly logins to Horizon*WP*® Physician Portal and radiology installations increased 30% over the prior year. McKesson bedside bar-code scanning systems were issuing 332,000 "near misses" to flag potential medication errors each week, and we increased by 150% the number of facilities with nurses and other care team members documenting patient care electronically. Looking beyond clinicals, our RelayHealth financial transaction clearinghouses together processed claims totaling more than three-quarters of a trillion dollars.

Internationally, we continue to make great progress in Europe. In the United Kingdom, we have more than 50% of National Heath Service sites operating with a new payroll and human resources information system from McKesson. In France, we achieved go-lives for all nine SSA Ministry of Defense army hospitals, which run the complete McKesson solution suite. We now have a presence in the largest 262 out of 1,000 French public hospitals.

We announced in our year-end press release issued May 7 that beginning next quarter, we will report our results in two segments: McKesson Distribution Solutions, which includes what was previously reported as Pharmaceutical Solutions and Medical-Surgical Solutions, with the exception of our Payor business, which will now be reported together with McKesson Provider Technologies in the second segment, McKesson Technology Solutions. This change reflects our decision to more closely align our Payor business with the strategy we are pursuing in McKesson Provider Technologies and Relay-Health to create value by promoting connectivity, economic alignment and transparency of information between payors and providers. We have a very large installed base of payor software customers and continue to introduce new products to maintain our market leadership. We believe that aligning the two solution sets produces a powerful value proposition unique to McKesson. The combination of Pharmaceutical Solutions and Medical-Surgical Solutions into a single segment reflects the increasing synergies we are seeking through combined back office activities and best-practice process improvements under common management.

Subsequent to the filing of our Annual Report on Form 10-K, on May 30, 2007 we filed a Current Report on Form 8-K with the Securities and Exchange Commission that reclassifies our results for the past two fiscal years into our two new operating segments. For perspective, in Fiscal 2007 as reclassified, Distribution Solutions revenues of $90.7 billion were up 7% from the prior year. Operating profit of $1.4 billion was up 12% from the prior year and operating profit as a percentage of revenues was 1.54%. Technology Solutions revenues of $2.2 billion were up 21% from the prior year. Operating profit of $206 million was up 10% from the prior year and operating profit as a percentage of revenues was 9.20%.

Summary and Outlook

In summary, McKesson delivered outstanding performance in Fiscal 2007. Based on the demonstrated value of our product and service offering, our operating progress and strategic investments, we enter Fiscal 2008 well-positioned for growth in both existing and emerging markets for healthcare distribution services and healthcare information technology. We are in the right markets with the right offerings at the right time.

Within Distribution Solutions, we are the largest pharmaceutical distributor in the United States and Canada, and own 49% of the leading pharmaceutical distributor in Mexico. We are the largest distributor of generics in North America, at a time when the consumption of these drugs is growing due to their great value. We are the leading distributor of medical-surgical supplies to the fastest-growing segments of the market, such as physician offices, surgery centers, clinics and nursing homes.

Our Technology Solutions segment has the largest installed base of hospital and payor customers in the industry, and we continue to see strong demand for our solutions. Software and automation solutions that can improve the efficiency and quality of healthcare have tremendous value for our customers. We have unique offerings for the emerging sectors of the market and are using technology to connect all participants across the healthcare spectrum.

We are pleased with our overall performance in Fiscal 2007, the momentum we are taking into Fiscal 2008, the upsides in our businesses and the tremendous assets and opportunities we have to create additional stockholder value while positively influencing the evolution of healthcare. I look forward to another strong performance in Fiscal 2008.

John H. Hammergren
Chairman and Chief Executive Officer

Special Note Regarding Forward-looking Statements

Certain matters discussed in this letter constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "anticipates," "may," "should," "seeks," "approximately," "intends," "plans," "estimates" or the negative of those words or other comparable terminology. The discussion of financial trends, strategy, plans or intentions may also include forward-looking statements. It is not possible to predict or identify all such risks and uncertainties; however, the most significant of these risks and uncertainties are described in the Company's 2007 Annual Report on Form 10-K that accompanies this letter.

A reconciliation between our income from continuing operations per share reported for U.S. GAAP purposes and our earnings per diluted share from continuing operations, excluding charges for our Securities Litigation, is referenced in our Form 8-K dated May 7, 2007.

McKESSON

Empowering Healthcare

SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2007
WASH. D.C.
209
SECTION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF McKESSON CORPORATION

The 2007 Annual Meeting of Stockholders of McKesson Corporation will be held on Wednesday, July 25, 2007 at 8:30 a.m. at the A.P. Giannini Auditorium, 555 California Street, San Francisco, California to:

- Elect two individuals to the Board of Directors;
- Approve amendments to our Restated Certificate of Incorporation to declassify the Board of Directors;
- Approve an amendment to the 2005 Stock Plan to increase the number of shares of common stock reserved for issuance under the plan by 15,000,000;
- Approve an amendment to the 2000 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance under the plan by 5,000,000;
- Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2008; and
- Conduct such other business as may properly be brought before the meeting.

Stockholders of record at the close of business on May 29, 2007 are entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting.

YOUR VOTE IS IMPORTANT. We encourage you to read the proxy statement and vote your shares as soon as possible. A return envelope for your proxy card is enclosed for your convenience. You may also vote by telephone or via the Internet. Specific instructions on how to vote using either of these methods are included on the proxy card.

By Order of the Board of Directors

Laureen E. Seeger
Executive Vice President,
General Counsel and Secretary

One Post Street
San Francisco, CA 94104-5296
June 13, 2007

CONTENTS

	Page
General Information	3
Proxies and Voting at the Meeting	3
Attendance at the Meeting	4
Dividend Reinvestment Plan	4
Vote Required and Method of Counting Votes	4
Quorum Requirement	5
Abstentions and Broker Non-Votes	5
Profit-Sharing Investment Plan	5
List of Stockholders	5
Online Access to Annual Reports on Form 10-K and Proxy Statements	5
Householding of Proxy Materials	6
Item 1. Election of Directors	6
The Board, Committees and Meetings	10
Director Compensation	13
Corporate Governance	14
Item 2. Proposal to Amend our Restated Certificate of Incorporation to Declassify the Board of Directors	18
Item 3. Proposal to Amend our 2005 Stock Plan	19
Item 4. Proposal to Amend our 2000 Employee Stock Purchase Plan	28
Equity Compensation Plan Information	33
Item 5. Ratification of Appointment of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2008	34
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm	35
Audit Committee Report	36
Principal Stockholders	37
Security Ownership of Certain Beneficial Owners	37
Security Ownership of Directors and Executive Officers	38
Executive Compensation	40
Compensation Discussion and Analysis	40
Compensation Committee Report on Executive Compensation	50
Summary Compensation Table	51
Grants of Plan Based Awards Table	54
Outstanding Equity Awards Table	55
Option Exercises and Stock Vested Table	57
Pension Benefits Table	57
Nonqualified Deferred Compensation Table	61
Executive Employment Agreements	63
Potential Payments Upon Termination or Change-in-Control	70
Certain Relationships and Related Transactions	76
Indebtedness of Executive Officers	76
Additional Corporate Governance Matters	78
Appendix A — Proposed Certificate of Amendment to the Restated Certificate of Incorporation of McKesson Corporation	A-1

PROXY STATEMENT

General Information

Proxies and Voting at the Meeting

The Board of Directors of McKesson Corporation (the "Company" or "we" or "us"), a Delaware corporation, is soliciting proxies to be voted at the Annual Meeting of Stockholders to be held July 25, 2007 (the "Meeting"), and at any adjournment or postponement of the Meeting. This proxy statement includes information about the matters to be voted upon at the Meeting.

On June 13, 2007, the Company began delivering these proxy materials to all stockholders of record at the close of business on May 29, 2007 (the "Record Date"). On the Record Date, there were approximately 296,896,901 shares of the Company's common stock outstanding and entitled to vote. You are entitled to one vote for each share of common stock you held on the Record Date, including shares: (i) held directly in your name as the stockholder of record; (ii) held for you in an account with a broker, bank or other nominee; or (iii) allocated to your account in the Company's Profit-Sharing Investment Plan ("PSIP").

You can revoke your proxy at any time before the Meeting by sending a written revocation or a proxy bearing a later date. Stockholders may also revoke their proxies by attending the Meeting in person and casting a ballot.

If you are a stockholder of record or a participant in the Company's PSIP, you can give your proxy by calling a toll free number, by using the Internet, or by mailing your signed proxy card(s). Specific instructions for voting by means of the telephone or Internet are set forth on the enclosed proxy card. The telephone and Internet voting procedures are designed to authenticate the stockholder's identity and to allow the stockholders to vote his or her shares and confirm that his or her voting instructions have been properly recorded. If you do not wish to vote via the Internet or telephone, please complete, sign and return the proxy card in the self-addressed, postage paid envelope provided.

If you have shares held by a broker, bank or other nominee, you may instruct your nominee to vote your shares by following their instructions. Your stockholder vote is important. Brokers, banks and other nominees that have not received voting instructions from their clients cannot vote on their clients' behalf on the proposals to amend the 2005 Stock Plan or the 2000 Employee Stock Purchase Plan, which could reduce the number of votes cast on these proposals. Please vote as soon as possible to ensure that your vote is recorded.

All shares represented by valid proxies will be voted as specified. If no specification is made, the proxies will be voted **FOR:**

- The election of the two director nominees named below;
- The approval of amendments to our Restated Certificate of Incorporation to declassify the Board of Directors;
- The approval of an amendment to the 2005 Stock Plan to increase the number of shares of common stock reserved for issuance under the plan by 15,000,000;
- The approval of an amendment to the 2000 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance under the plan by 5,000,000; and
- Ratifying the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2008.

We know of no other matters to be presented at the Meeting. If any other matters properly come before the Meeting, it is the intention of the proxy holders to vote on such matters in accordance with their best judgment.

Attendance at the Meeting

If you plan to attend the Meeting, you will need to bring your admission ticket. You will find an admission ticket attached to the proxy card if you are a registered holder or PSIP participant. If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Meeting in person, you may obtain an admission ticket in advance by sending a request, along with proof of ownership, such as a bank or brokerage account statement, to the Company's Corporate Secretary, One Post Street, 33rd Floor, San Francisco, California 94104. Stockholders who do not have an admission ticket will only be admitted upon verification of ownership at the door.

Dividend Reinvestment Plan

For those stockholders who participate in the Company's Automatic Dividend Reinvestment Plan ("DRP"), the enclosed proxy includes all full shares of common stock held in your DRP account on the Record Date for the Meeting, as well as your shares held of record.

Vote Required and Method of Counting Votes

The votes required and the method of calculation for the proposals to be considered at the Meeting are as follows:

Item 1 — Election of Directors. Each share of the Company's common stock you own entitles you to one vote. You may vote "for" or "against," or "abstain" from voting on the election as a director of one or more of the two nominees. A nominee will be elected as a director if he or she receives a majority of votes cast (that is, the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee). Abstentions or broker non-votes (as defined below), if any, will not count as votes cast. There is no cumulative voting with respect to the election of directors.

Item 2 — Amendments to the Restated Certificate of Incorporation to Declassify the Board of Directors. The affirmative vote of a majority of the outstanding shares of the Company's common stock is required for the proposal to amend our Restated Certificate of Incorporation to declassify the Board of Directors.

You may vote "for" or "against," or "abstain" from voting on, the proposal to approve the amendments to the Company's Restated Certificate of Incorporation.

Item 3 — Amendment to the 2005 Stock Plan. Approval of the amendment to the Company's 2005 Stock Plan to increase the number of shares available under the plan requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote on the proposal at the Meeting.

You may vote "for" or "against," or "abstain" from voting on, the proposal to approve the amendment to the Company's 2005 Stock Plan.

Item 4 — Amendment to the 2000 Employee Stock Purchase Plan. Approval of the amendment to the Company's 2000 Employee Stock Purchase Plan to increase the number of shares available under the plan requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote on the proposal at the Meeting.

You may vote "for" or "against," or "abstain" from voting on, the proposal to approve the amendment to the Company's 2000 Employee Stock Purchase Plan.

Item 5 — Ratification of the Appointment of Independent Registered Public Accounting Firm. Ratification of the appointment of Deloitte & Touche LLP for the current fiscal year requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote on the proposal at the Meeting. Our 2008 fiscal year began on April 1, 2007 and will end on March 31, 2008 ("FY 2008").

You may vote "for" or "against," or "abstain" from voting on, the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for FY 2008.

The Board of Directors recommends a vote "FOR" each nominee named in Item 1, and "FOR" each of items 2, 3, 4 and 5.

Quorum Requirement

The presence in person or by proxy of holders of a majority of the outstanding shares of common stock entitled to vote will constitute a quorum for the transaction of business at the Meeting. In the event of abstentions or broker non-votes, as defined below, the shares represented will be considered present for quorum purposes.

Abstentions and Broker Non-Votes

If you submit your proxy or attend the Meeting but choose to abstain from voting on any proposal, you will be considered present and not voting on the proposal. Generally, broker non-votes occur when a broker is not permitted to vote on a proposal without instructions from the beneficial owner, and instructions are not given.

In the election of directors, abstentions and broker non-votes, if any, will be disregarded and have no effect on the outcome of the vote. Since the amendment to our Restated Certificate of Incorporation to declassify the Board of Directors for the annual election of all directors requires the affirmative vote of a majority of the outstanding shares of the Company's common stock, shares not voted, including abstentions and broker non-votes, will have the effect of a vote against the proposal. With respect to the proposed amendment to the 2005 Stock Plan, the proposed amendment to the 2000 Employee Stock Purchase Plan and ratification of the appointment of Deloitte & Touche LLP, abstentions from voting will have the same effect as voting against such matters; however, broker non-votes, if any, will be disregarded and have no effect on the outcome of such vote.

Profit-Sharing Investment Plan

Participants in the Company's PSIP have the right to instruct the PSIP Trustee, on a confidential basis, how the shares allocated to their accounts are to be voted and will receive a separate PSIP voting instruction card for that purpose. In general, the PSIP provides that all other shares for which no voting instructions are received from participants and unallocated shares of common stock held in the leveraged employee stock ownership plan established as part of the PSIP, will be voted by the Trustee in the same proportion as shares as to which voting instructions are received. However, shares that have been allocated to PSIP participants' PAYSOP accounts for which no voting instructions are received will not be voted.

List of Stockholders

The names of stockholders of record entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting for any purpose germane to the Meeting, during ordinary business hours, at our principal executive offices at One Post Street, San Francisco, California, by contacting the Secretary of the Company.

Online Access to Annual Reports on Form 10-K and Proxy Statements

The Notice of Annual Meeting, Proxy Statement and the Annual Report on Form 10-K for our fiscal year ended March 31, 2007 are available on our website at *www.mckesson.com.* Instead of receiving future copies of the Annual Report on Form 10-K and the proxy statement by mail, stockholders can elect to receive an e-mail that will provide electronic links to these documents.

Stockholders of Record: If you vote using the Internet, you may elect to receive proxy materials electronically next year in place of receiving printed materials. You will save the Company printing and mailing expenses, reduce the impact on the environment and obtain immediate access to the Annual Report on Form 10-K, proxy statement and voting form when they become available. If you used a different method to vote, sign up for electronic delivery anytime using your Stockholder Account Number, which you can locate on the accompanying proxy card, at the Internet website *www.proxyconsent.com/mck.*

Beneficial stockholders: If you hold your shares in a bank or brokerage account, you may also have the opportunity to receive copies of the Annual Report on Form 10-K and the proxy statement electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service or contact the bank, broker or other holder of record through which you hold your shares and inquire about the availability of such an option for you.

If you elect to receive your materials via the Internet, you can still request paper copies by leaving a message with Investor Relations at (800) 826-9360 or by e-mail at *investors@mckesson.com.*

Householding of Proxy Materials

In a further effort to reduce printing costs and postage fees, we have adopted a practice approved by the SEC called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy materials, unless one or more of these stockholders notifies us that he or she wishes to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one set of proxy materials and would like to request a separate copy of these materials, please: (1) mail your request to Investor Relations, Box K, McKesson Corporation, One Post Street, San Francisco, CA 94104; (2) send an e-mail to *investors@mckesson.com*; or (3) call our Investor Relations department toll-free at (800) 826-9260. Similarly, you may also contact us if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

PROPOSALS TO BE VOTED ON

Item 1. *Election of Directors*

The Board of Directors (the "Board") is currently divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Directors hold office until the end of their terms and until their successors have been elected and qualified, or until their earlier death, resignation or removal. If a nominee is unavailable for election, your proxy authorizes the persons named in the proxy to vote for a replacement nominee if the Board names one. As an alternative, the Board may reduce the number of directors to be elected at the Meeting.

The terms of office of the directors designated as nominees, Ms. M. Christine Jacobs and Mr. John H. Hammergren, will expire at the upcoming Meeting. The Board has nominated each of these directors for reelection. As described below, the Board is recommending stockholder approval of its proposal to amend our Restated Certificate of Incorporation to eliminate the current classification of our directors. If that proposal is approved by our stockholders at the Meeting, our Board will be declassified, and the two nominees, if elected, will serve a one-year term that will expire at the 2008 Annual Meeting of Stockholders. If that proposal is not adopted, each of the two nominees, if elected, will serve a three-year term that will expire at the 2010 Annual Meeting of Stockholders. Furthermore, if that proposal is approved by our stockholders at the Meeting, all directors will be elected for a one-year term beginning with the 2008 Annual Meeting of Stockholders.

The other director whose term is expiring at the upcoming Meeting, Mr. Robert W. Matschullat, informed the Company on May 29, 2007 that he would not stand for reelection to the Board.

Accordingly, Mr. Mattschullat's term as director will expire as scheduled on July 25, 2007. We anticipate that the Board will fill the upcoming vacancy following the Meeting.

All of the nominees have informed the Board that they are willing to serve as directors. If any nominee should decline or become unable to serve as a director for any reason, the persons named in the enclosed proxy will vote for another person as they determine in their best judgment.

Majority Voting Standard for Election of Directors. In January 2007, the Board of Directors revised the Company's Amended and Restated Bylaws to install a majority voting standard for the election of directors. The amendment states that in uncontested director elections, such as that being conducted this year, a director nominee will be elected only if the number of votes cast "for" the nominee exceeds the number of votes cast "against" that nominee. In the case of contested elections (a situation in which the number of nominees exceeds the number of directors to be elected), the plurality vote standard continues to apply. This majority vote standard is described further below under the section entitled, "Corporate Governance — Majority Voting Standard."

The following is a brief description of the age, principal occupation for at least the past five years and major affiliations of each of the two nominees and the continuing directors.

Nominees

The Board of Directors recommends a vote FOR all Nominees.



JOHN H. HAMMERGREN
Chairman of the Board, President and Chief Executive Officer

Mr. Hammergren, age 48, was named Chairman of the Board effective July 31, 2002 and was named President and Chief Executive Officer of the Company effective April 1, 2001. He was Co-President and Co-Chief Executive Officer of the Company from July 1999 until April 2001. He was Executive Vice President of the Company and President and Chief Executive Officer of the Supply Management Business from January 1999 to July 1999, Group President, McKesson Health Systems from 1997 to 1999 and Vice President of the Company since 1996. He is a director of Nadro, S.A. de C.V. (Mexico) and Verispan LLC, entities in which the Company holds interests, and a director of the Hewlett-Packard Company. He has been a director of the Company since 1999.



M. CHRISTINE JACOBS
Chairman, President and Chief Executive Officer
Theragenics Corporation

Ms. Jacobs, age 56, is the Chairman, President, Chief Executive Officer and director of Theragenics Corporation, a manufacturer of prostate cancer treatment devices and surgical products. She has held the position of Chairman since May 2007, and previously from 1998 to 2005. She was Co-Chairman of the Board from 1997 to 1998 and was elected President in 1992 and Chief Executive Officer in

1993. Ms. Jacobs has been a director of the Company since 1999. She is a member of the Compensation Committee and the Committee on Directors and Corporate Governance.

Directors Continuing in Office

Directors Whose Terms will Expire in 2008



MARIE L. KNOWLES
Executive Vice President and Chief Financial Officer, Retired
ARCO

Ms. Knowles, age 60, retired from Atlantic Richfield Company ("ARCO") in 2000 and was Executive Vice President and Chief Financial Officer from 1996 until 2000 and a director from 1996 until 1998. She joined ARCO in 1972. Ms. Knowles is a member of the Board of Trustees of the Fidelity Funds. She has been a director of the Company since March 2002. She is the Chair of the Audit Committee and a member of the Finance Committee.



JANE E. SHAW
Chairman of the Board and Chief Executive Officer, Retired
Aerogen, Inc.

Dr. Shaw, age 68, retired as Chairman of the Board of Aerogen, Inc., a company specializing in the development of products for improving respiratory therapy, in October 2005; she had held that position since 1998. She retired as Chief Executive Officer of that company in June 2005. She is a director of Intel Corporation. Dr. Shaw has been a director of the Company since 1992. She is the Chair of the Committee on Directors and Corporate Governance and a member of the Audit Committee.

Directors Whose Terms Will Expire in 2009 if Stockholders Do Not Approve the Proposal to Declassify Our Board



WAYNE A. BUDD
Senior Counsel
Goodwin Procter LLP

Mr. Budd, age 65, joined the law firm of Goodwin Procter LLP as Senior Counsel in October 2004. He had been Senior Executive Vice President and General Counsel and a director of John Hancock since 2000 and a director of John Hancock Life Insurance Company since 1998. From 1996 to 2000,

Mr. Budd was Group President-New England for Bell Atlantic Corporation (now Verizon Communications, Inc.). From 1994 to 1997, he was a Commissioner, United States Sentencing Commission and from 1993 to 1996, Mr. Budd was a senior partner at the law firm of Goodwin Procter. From 1992 to 1993, he was the Associate Attorney General of the United States and from 1989 to 1992, he was United States Attorney for the District of Massachusetts. Mr. Budd has been a director of the Company since October 2003. He is a member of the Audit Committee and the Committee on Directors and Corporate Governance.



ALTON F. IRBY III
Chairman and Partner
London Bay Capital

Mr. Irby, age 66, is the founding partner of London Bay Capital, a privately held investment firm, since May 2006. He was founding partner of Tricorn Partners LLP, a privately held investment bank from May 2003 to May 2006, a partner of Gleacher & Co. Ltd. from January 2001 until April 2003, and was Chairman and Chief Executive Officer of HawkPoint Partners, formerly known as National Westminster Global Corporate Advisory, from 1997 until 2000. He was a founding partner of Hambro Magan Irby Holdings from 1988 to 1997. He is the chairman of ContentFilm plc and also serves as a director of Catlin Group Limited. He is also a director of an indirect wholly-owned subsidiary of the Company, McKesson Information Solutions UK Limited. Mr. Irby has been a director of the Company since 1999. He is Chair of the Compensation Committee and a member of the Finance Committee.



DAVID M. LAWRENCE, M.D.
Chairman of the Board and Chief Executive Officer, Retired
Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

Dr. Lawrence, age 66, retired as Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals in December 2002. He served as Chairman of the Board from 1992 to May 2002 and Chief Executive Officer from 1991 to May 2002 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with these organizations prior to assuming these positions, including Vice Chairman of the Board and Chief Operating Officer. He is a director of Agilent Technologies, Dynavax Technologies Corporation and Raffles Medical Group, Inc. Dr. Lawrence has been a director of the Company since January 2004. He is a member of the Compensation Committee.



James V. Napier
Chairman of the Board, Retired
Scientific-Atlanta, Inc.

Mr. Napier, age 70, retired as Chairman of the Board, Scientific-Atlanta, Inc., a cable and telecommunications manufacturing company, in November 2000. He had been the Chairman of the Board since 1993. He is also a director of Vulcan Materials Company, Intelligent Systems, Inc. and WABTEC Corporation. Mr. Napier has been a director of the Company since 1999. He is a member of the Finance Committee.

The Board, Committees and Meetings

The Board of Directors is the Company's governing body with responsibility for oversight, counseling and direction of the Company's management to serve the long-term interests of the Company and its stockholders. Its goal is to build long-term value for the Company's stockholders and to assure the vitality of the Company for its customers, employees and other individuals and organizations that depend on the Company. To achieve its goals, the Board monitors both the performance of the Company and the performance of the Chief Executive Officer ("CEO"). The Board currently consists of nine members, all of whom are independent with the exception of the Chairman. The Company has, and for many years has had, standing committees, currently the Audit Committee, the Compensation Committee, the Committee on Directors and Corporate Governance, and the Finance Committee. Each of these committees has a written charter approved by the Board in compliance with the applicable requirements of the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE") listing requirements (the "Applicable Rules"). Each of these charters requires an annual review by its committee. All of the members of the committees are independent, as determined by the Board, under the NYSE listing standards and the Company's director independence standards. In addition, all of the members of the Audit Committee meet the additional, heightened independence criteria applicable to audit committee members. The members of each standing committee are elected by the Board each year for a term of one year or until his or her successor is elected. The members of the committees are identified in the table below.

Director	Audit	Compensation	Corporate Governance	Finance
Wayne A. Budd	X		X	
Alton F. Irby III		Chair		X
M. Christine Jacobs		X	X	
Marie L. Knowles	Chair			X
David M. Lawrence		X		
Robert W. Matschullat	X			Chair
James V. Napier				X
Jane E. Shaw	X		Chair	

Board and Meeting Attendance

During the fiscal year ended March 31, 2007 ("FY 2007"), the Board met eight times. No director attended fewer than 75% of the aggregate number of meetings of the Board and of all the committees on which he or she served. Directors meet their responsibilities not only by attending Board and committee meetings, but also through communication with executive management on matters affecting the Company. Directors are also expected to attend the Annual Meeting of Stockholders, and seven directors attended the annual stockholders' meeting held in calendar year 2006.

Audit Committee

The Audit Committee is responsible for, among other things, reviewing with management the annual audited financial statements filed in the Annual Report on Form 10-K, including major issues regarding accounting principles and practices as well as the adequacy and effectiveness of internal control over financial reporting that could significantly affect the Company's financial statements; reviewing with financial management and the independent registered public accounting firm (the "independent accountants") the interim financial statements prior to the filing of the Company's quarterly reports on Form 10-Q; the appointment of the independent accountants; monitoring the independence and evaluating the performance of the independent accountants; approving the fees to be paid to the independent accountants; reviewing and accepting the annual audit plan, including the scope of the audit activities of the independent accountants; at least annually reassessing the adequacy of the Audit Committee's charter and recommending to the Board any proposed changes; reviewing major changes to the Company's accounting principles and practices; reviewing the appointment, performance, and replacement of the senior internal audit department executive; advising the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's code of conduct; performing such other activities and considering such other matters, within the scope of its responsibilities, as the Audit Committee or Board deems necessary or appropriate. The composition of the Audit Committee, the attributes of its members, including the requirement that each be "financially literate" and have other requisite experience, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with the Applicable Rules for corporate audit committees. The Audit Committee met seven times during FY 2007.

Audit Committee Financial Expert

The Board has designated Ms. Knowles as the Audit Committee's financial expert and has determined that she meets the qualifications of an "audit committee financial expert" in accordance with SEC rules, and that she is "independent" as defined for audit committee members in the listing standards of the NYSE and in accordance with the Company's additional director independence standards.

Compensation Committee

The Compensation Committee has responsibility for, among other things, reviewing and approving the corporate goals and objectives relevant to the CEO's compensation and evaluating, together with the Board the CEO's performance in light of those objectives; making and annually reviewing decisions concerning cash and equity compensation, and other terms and conditions of employment for the CEO; reviewing and approving corporate goals and objectives relating to compensation of other executive officers, and making and annually reviewing decisions concerning the cash and equity compensation, and other terms and conditions of employment for those executive officers; reviewing and making recommendations to the Board with respect to adoption of, or amendments to, all equity-based incentive compensation plans and arrangements for employees and cash-based incentive plans for senior executive officers; approving grants of stock, stock options, stock purchase rights or other equity grants to employees eligible for such grants (unless such responsibility is delegated pursuant to the applicable stock plan); interpreting the Company's stock plans; reviewing its charter annually and recommending to the Board any changes the Compensation Committee determines are appropriate;

participating with management in the preparation of the Compensation Discussion and Analysis for the Company's proxy statement; and, performing such other activities required by applicable law, rules or regulations, and consistent with its charter, as the Compensation Committee or the Board deems necessary or appropriate. The Compensation Committee may delegate to the CEO the authority to grant options to employees other than directors or executive officers, provided that such grants are within the limits established by Delaware General Corporate Law and by resolution of the Board. The Compensation Committee determines the structure and amount of all executive officer compensation, including awards of equity, based upon the initial recommendation of management and in consultation with the Compensation Committee's outside compensation consultant. The Compensation Committee has engaged Compensation Strategies, Inc., an independent executive and director compensation consulting firm, to provide executive compensation consulting services to the Company. Additional information on the Compensation Committee's process and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. The Compensation Committee met five times during FY 2007.

Finance Committee

The Finance Committee has responsibility for, among other things, reviewing the Company's dividend policy; reviewing the adequacy of the Company's insurance programs; reviewing with management the long-range financial policies of the Company; providing advice and counsel to management on the financial aspects of significant acquisitions and divestitures, major capital commitments, proposed financings and other significant transactions; making recommendations concerning significant changes in the capital structure of the Company; reviewing tax planning strategies utilized by management; reviewing the funding status and investment policies of the Company's tax-qualified retirement plans; and reviewing and approving the principal terms and conditions of securities that may be issued by the Company. The Finance Committee met seven times during FY 2007.

Committee on Directors and Corporate Governance

The Committee on Directors and Corporate Governance (the "Governance Committee") has responsibility for, among other things, recommending guidelines and criteria to be used to select candidates for Board membership; reviewing the size and composition of the Board to assure that proper skills and experience are represented; recommending the slate of nominees to be proposed for election at the annual meeting of stockholders; recommending qualified candidates to fill Board vacancies; evaluating the Board's overall performance; developing and administering the Company's related party transactions policy; advising the Board on matters of corporate governance, including the Corporate Governance Guidelines and committee composition; and advising the Board regarding director compensation and administering the 2005 Stock Plan with respect to directors' equity awards. The Governance Committee met six times during FY 2007.

Nominations for Director

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as directors, the Governance Committee considers all qualified candidates who may be identified by any one of the following sources: current or former Board members, a professional search firm retained by the Governance Committee, Company executives and other stockholders. Stockholders who wish to propose a director candidate for consideration by the Governance Committee or who wish to nominate a candidate may do so by submitting the candidate's name, resume and biographical information and qualifications to the attention of the Secretary of the Company at One Post Street, San Francisco, CA 94104. All proposals for recommendation or nomination received by the Secretary will be presented to the Governance Committee for its consideration. The Governance Committee and the Company's CEO will interview those candidates that meet the criteria described below, and the Governance Committee will recommend to the Board nominees that best suit the Board's needs. In order for a recommended director candidate to be considered by the Governance Committee for nomination to stand for election at an upcoming annual meeting of stockholders, the recommendation must be received by the Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of stockholders.

In evaluating candidates for the Board, the Governance Committee reviews each candidate's biographical information and credentials, and assesses each candidate's independence, skills, experience and expertise based on a variety of factors. Members of the Board should have the highest professional and personal ethics, integrity and values, consistent with the Company's values. They should have broad experience at the policy-making level in business, technology, healthcare or public interest, or have achieved national prominence in a relevant field as a faculty member or senior government officer. The Governance Committee will consider whether the candidate has had a successful career that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make, and whether the nominee's skills are complementary to the existing Board members' skills. Board members must take into account and balance the legitimate interests and concerns of all of the Company's stockholders and other stakeholders, and must be able to devote sufficient time and energy to the performance of his or her duties as a director, as well as have a commitment to diversity.

Director Compensation

The Company believes that compensation for non-employee directors should be competitive and should encourage increased ownership of the Company's stock. The compensation for each non-employee director of the Company includes an annual cash retainer, an annual restricted stock unit award and per-meeting fees. The committee chairs also receive an additional annual retainer, and beginning July 2007, the Presiding Director will similarly receive an additional annual retainer.

Directors are also paid their reasonable expenses for attending Board and committee meetings. Directors may receive their annual retainers and meeting fees in cash, or defer their cash compensation into the Company's Deferred Compensation Administration Plan III ("DCAP III").

Directors may elect in advance to defer up to 100% of their annual retainer and all of their meeting fees earned during any calendar year into the Company's DCAP III. The minimum deferral period for any amounts deferred is five years, and if a director ceases to be a director of the Company for any reason other than death, the account balance will be paid in the form elected by the director. In the event of death, the account balance will be paid to the director's designated beneficiary. The Compensation Committee approves the interest rate to be credited each year to amounts deferred into the DCAP III, and the interest rate for calendar years 2006 and 2007 was 8.0%.

Following a comprehensive review of compensation practices and levels for non-employee directors, on October 27, 2006, the Board increased the annual retainer for non-employee directors from $50,000 to $75,000 and increased the annual retainer for each committee chair by $5,000, which resulted in a $20,000 annual retainer for the Chair of the Audit Committee and $10,000 for each of the Chairs of the Finance Committee and the Committee on Directors and Corporate Governance. The annual retainer for the Chair of the Compensation Committee was increased to $20,000 from $5,000. These changes became effective on October 1, 2006. Also, at the October 2006 Board meeting, an annual retainer of $10,000 was established for the Presiding Director effective July 25, 2007.

In addition to payment of an annual retainer, Board members are also entitled to meeting fees of $1,500 for each Board, Finance Committee, Compensation Committee or Committee on Directors and Corporate Governance meeting attended, and $2,000 for each Audit Committee meeting attended.

Each July directors receive an automatic annual grant of restricted stock units ("RSUs") in an amount not to exceed 5,000 units, which is currently set at 2,500 RSUs. The RSUs vest immediately; however, under the terms of our 2005 Stock Plan, receipt of the underlying stock is deferred until such time as the director leaves the Board. Dividend equivalents on the RSUs are credited to an interest bearing cash account in the Company's DCAP III and are not distributed until the director leaves the Board.

Directors who are employees of the Company or its subsidiaries do not receive any compensation for service on the Board. Alton F. Irby III is also a director of McKesson Information Solutions UK Limited, an indirect wholly-owned subsidiary of the Company, and currently receives meeting fees of $1,500 for each board meeting attended for his service as a Board member of that company. For the fiscal year ended March 31, 2007, Mr. Irby earned $1,500 in meeting attendance fees for his service as a board member of McKesson Information Solutions UK Limited.

Non-employee directors are eligible to participate in the McKesson Corporation Foundation's Educational Matching Gifts Program. Under this program, directors' gifts to schools and educational associations or funds will be matched by the foundation up to $5,000 per director for each fiscal year.

The following table sets forth information concerning the compensation earned during the last fiscal year by each individual who served as a director at any time during the last fiscal year:

Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)	Total ($)
Wayne A. Budd	97,500	125,675	—	—	3,532	—	226,707
Alton G. Irby III	102,000	125,675	—	—	2,347	—	230,022
M. Christine Jacobs	91,000	125,675	—	—	617	—	217,292
Marie L. Knowles	115,000	125,675	—	—	2,822	—	243,497
David M. Lawrence, M.D.	79,000	125,675	—	—	1,811	—	206,486
Robert W. Matschullat	104,500	125,675	—	—	6,189	—	236,364
James V. Napier	85,000	125,675	—	—	716	—	211,391
Jane E. Shaw	105,843	125,675	—	—	5,558	—	237,067

(1) Includes the cash portion of the director annual retainer, annual chair and meeting fees (whether paid or deferred).

(2) Amounts shown in this column reflect the Company's accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the award. Due to the fact that these awards are fully vested at grant (whether paid or deferred), this column represents the full grant date fair value of the director's automatic annual grant of RSUs as computed pursuant to Statement of Financial Accounting Standards No. 123(R), "Share-based Compensation" ("FAS 123(R)"). For additional information on the assumptions used to calculate the value of such awards, refer to Note 19 of the Company's consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as filed with the SEC on May 9, 2007.

(3) Represents the amount of above-market interest earned under the Company's Deferred Compensation Administration Plans. A discussion of the Company's Deferred Compensation Administration Plans is provided below under the subsection entitled "Nonqualified Deferred Compensation."

Corporate Governance

The Board is committed to, and for many years has adhered to, sound and effective corporate governance practices. The Board is also committed to diligently exercising its oversight responsibilities of the Company's business and affairs consistent with the highest principles of business ethics, and to meeting the corporate governance requirements of both federal law and the NYSE. In addition to its routine monitoring of best practices, during the last fiscal year the Board undertook a comprehensive review of the Company's current corporate governance practices, the corporate governance environment and current trends, and, as a result, instituted a number of important changes, including the early termination of the Company's stockholder rights plan, commonly known as a "poison pill," such that it automatically expired at the close of business on January 31, 2007; amending the Company's governing documents to implement a majority vote standard in uncontested director elections in place of the plurality vote standard, which will continue to apply for contested elections; and voting to declassify the Board, a change that is discussed in greater detail below as it is subject to approval by the Company's stockholders at the upcoming Meeting. The Board has adopted independence standards for its members, Corporate Governance Guidelines, as well as the charters for the Audit, Compensation, Finance and Governance Committees, all of which can be found on the Company's website at *www.mckesson.com* under the caption "Governance" and are described more fully below. Printed copies of these documents may be obtained by any stockholder from the Corporate Secretary upon request, One Post Street, 33rd Floor, San Francisco, California 94104.

Majority Voting Standard

In January 2007, the Board approved amendments to the Company's Amended and Restated By-Laws (the "By-Laws") to adopt a majority voting standard for the election of directors in place of the plurality vote standard. This standard states that in uncontested director elections, a director nominee will be elected only if the number of votes cast "for" the nominee exceeds the number of votes cast "against" that nominee. To address the "holdover" director situation in which, under Delaware law, a director remains on the Board until his or her successor is elected and qualified, the By-Laws were amended to require each director nominee to submit an irrevocable resignation in advance of the stockholder vote. The resignation would be contingent upon both the nominee not receiving the required vote for reelection and acceptance of the resignation by the Board pursuant to its policies.

If a director nominee receives more "against" votes for his or her election, the Board's Governance Committee, composed entirely of independent directors, will evaluate and make a recommendation to the Board with respect to the proffered resignation. In its review, the Governance Committee will consider, by way of example, the following factors: the impact of the acceptance of the resignation on stock exchange listing or other regulatory requirements; the financial impact of the acceptance of the resignation; the unique qualifications of the director whose resignation has been tendered; the reasons the Governance Committee believes that stockholders cast votes against the election of such director (such as a "vote no" campaign on an illegitimate or wrongful basis); and any alternatives for addressing the "against" votes.

The Board must take action on the Governance Committee's recommendation within 90 days following certification of the stockholders' vote. Absent a determination by the Board that it is in the best interests of the Company for an unsuccessful incumbent to remain on the Board, the Board shall accept the resignation. The majority vote standard states that the Board expects an unsuccessful incumbent to exercise voluntary recusal from deliberations of the Governance Committee or the Board with respect to the tendered resignation. In addition, the standard requires the Company to file a current report on Form 8-K with the SEC within four business days after the Board's acceptance or rejection of the resignation, explaining the reasons for any rejection of the tendered resignation. Finally, the standard also provides procedures to address the situation in which a majority of the members of the Governance Committee are unsuccessful incumbents or all directors are unsuccessful incumbents.

If the Board accepts the resignation of an unsuccessful incumbent director, or if in an uncontested election a nominee for director who is not an incumbent director does not receive a majority vote, the Board may fill the resulting vacancy or decrease the size of the Board. In contested elections, the plurality vote standard will continue to apply. A contested election is an election in which a stockholder has duly nominated a person to the Board and has not withdrawn that nomination at least five days prior to the first mailing of the notice of meeting of stockholders.

Codes of Business Conduct and Ethics

The Company is committed to the highest standards of ethical and professional conduct and has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, and provides guidance for conducting the Company's business in a legal, ethical and responsible manner. In addition, the Company has adopted a Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Financial Managers ("Senior Financial Managers' Code") that supplements the Code of Business Conduct and Ethics by providing more specific requirements and guidance on certain topics. Both of the Codes are available on the Company's website at *www.mckesson.com* under the caption "Governance," or a printed copy may be obtained by any stockholder from the Corporate Secretary upon request. The Company intends to post any amendments to, or waivers from, its Senior Financial Managers' Code on its website within four business days after such amendment or waiver.

Related Party Transactions Policy

The Company has a written Related Party Transactions Policy requiring approval or ratification of transactions involving executive officers, directors and nominees for director, beneficial owners of more than five percent of the Company's common stock, and immediate family members of any such persons where the amount involved exceeds $100,000. Under the policy, the Company's General Counsel initially determines if a transaction or relationship constitutes a transaction that requires compliance with the policy or disclosure. If so, the matter will be referred to the Chief Executive Officer for consideration with the General Counsel as to approval or ratification in the case of other executive officers and/or their immediate family members, or to the Governance Committee in the case of transactions involving directors, nominees for director, the General Counsel, the Chief Executive Officer or holders of more than five percent of the Company's common stock. Annually directors, nominees and executive officers are asked to identify any transactions that might fall under the policy as well as identify immediate family members. Additionally, they are required to promptly notify the General Counsel of any proposed related party transaction. The policy is administered by the Governance Committee. The transaction may be ratified or approved if it is fair and reasonable to the Company and consistent with its best interests. Factors that may be taken into account in making that determination include: (i) the business purpose of the transaction; (ii) whether it is entered into on an arms-length basis; (iii) whether it would impair the independence of a director; and (iv) whether it would violate the provisions of the Company's Code of Business Conduct and Ethics.

Corporate Governance Guidelines

The Board for many years has had directorship practices reflecting sound corporate governance practices and, in response to the NYSE listing requirements, in 2003 adopted Corporate Governance Guidelines which address matters including, among others: director qualification standards and the director nomination process; stockholder communications with directors; director responsibilities; selection and role of the Presiding Director; director access to management and, as necessary and appropriate, independent advisors; director compensation; director stock ownership guidelines; director orientation and continuing education; management succession and an annual performance evaluation of the Board. The Governance Committee is responsible for overseeing the guidelines and annually assessing its adequacy. The Board most recently approved revised Corporate Governance Guidelines on April 25, 2007, which can be found on the Company's website at *www.mckesson.com* under the caption "Governance," or a printed copy may be obtained by any stockholder from the Corporate Secretary upon request.

Director Stock Ownership Guidelines

The Board has adopted Director Stock Ownership Guidelines pursuant to which directors are expected to own shares or share equivalents of the Company's common stock equal to three times the annual board retainer, within three years of joining the Board. As of March 31, 2007, all of our directors were in compliance with the Company's Director Stock Ownership Guidelines.

Director Independence

Under the Company's Corporate Governance Guidelines, the Board must have a substantial majority of directors who meet the applicable criteria for independence required by the NYSE. The Board must determine, based on all of the relevant facts and circumstances, whether in its business judgment, each director satisfies the criteria for independence, including the absence of a material relationship with the Company, either directly or indirectly. The Board has established standards to assist it in making a determination of director independence, which go beyond the criteria required by the NYSE. A director will not be considered independent if, within the preceding five years:

a) The director receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

b) The director is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company;

c) The director is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee;

d) The director is an executive officer or an employee, or whose immediate family member is an executive officer, of another.company (A) that accounts for at least 2% of the Company's consolidated gross revenues, or (B) for which the Company accounts for at least 2% or $1,000,000, whichever is greater, of such other company's consolidated gross revenues;

e) The director is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is more than 2% of the respective company's total assets measured as of the last completed fiscal year;

f) The director serves as an officer, director or trustee of a charitable organization and the Company's discretionary charitable contributions are more than 5% of that organization's total annual charitable receipts; (the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose); and

g) For relationships not covered by the guidelines above, or for relationships that are covered, but as to which the Board believes a director may nonetheless be independent, the determination of independence shall be made by the directors who satisfy the NYSE independence rules and the guidelines set forth above. However, any determination of independence for a director who does not meet these standards must be specifically explained in the Company's proxy statement.

These standards can also be found on the Company's website at *www.mckesson.com* under the caption "Governance." Provided that no relationship or transaction exists that would disqualify a director under the standards, and no other relationship or transaction exists of a type not specifically mentioned in the standards, that, in the Board's opinion, taking into account all facts and circumstances, would impair a director's ability to exercise his or her independent judgment, the Board will deem such person to be independent. Applying those standards, and all other applicable laws, rules or regulations, the Board has determined that, with the exception of John H. Hammergren, each of the current directors, namely Wayne A. Budd, Alton F. Irby III, M. Christine Jacobs, Marie L. Knowles, David M. Lawrence, M.D., Robert W. Matschullat, James V. Napier and Jane E. Shaw, is independent.

Executive Sessions of the Board

The independent directors of the Board meet in executive session without management present on a regularly scheduled basis. The members of the Board designate a "Presiding Director" to preside at such executive sessions and the position rotates annually each July among the committee chairs. The Presiding Director establishes the agenda for each executive session meeting and also determines which, if any, other individuals, including members of management and independent advisors, should attend each such meeting. The Presiding Director also, in collaboration with the Chairman and the Corporate Secretary, reviews the agenda in advance of the Board of Directors meetings. Robert W. Matschullat, Chair of the Finance Committee, is the current Presiding Director until his successor is chosen by the other independent directors at the Board's meeting in July 2007.

Communications with Directors

Stockholders and other interested parties may communicate with the Presiding Director, the non-management directors, or any of the directors by addressing their correspondence to the Board member or members, c/o the Corporate Secretary's Office, McKesson Corporation, One Post Street, 33rd Floor, San Francisco, CA 94104, or via e-mail to *"presidingdirector@mckesson.com"* or to *"nonmanagementdirectors@mckesson.com."* The Board has instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in her discretion, not to forward certain items if they are not relevant to and consistent with the Company's operations, policies and philosophies, are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. The Corporate Secretary's office maintains a log of all correspondence received by the Company that is addressed to members of the Board. Members of the Board may review the log at any time, and request copies of any correspondence received.

Indemnity Agreements

The Company has entered into indemnity agreements with each of its directors and executive officers that provide for defense and indemnification against any judgment or costs assessed against them in the course of their service. Such agreements do not permit indemnification for acts or omissions for which indemnification is not permitted under Delaware law.

Item 2. *Proposal to Amend our Restated Certificate of Incorporation to Declassify the Board of Directors*

The Board Of Directors recommends a vote FOR amending the Restated Certificate of Incorporation.

The Company's Restated Certificate of Incorporation currently provides that the Board is divided into three classes, with each class being elected once every three years. In January 2007, on the recommendation of the Governance Committee, the Board unanimously adopted resolutions approving, declaring advisable and recommending to the stockholders for approval, amendments to declassify the Board of Directors.

If the proposed amendments to the Restated Certificate of Incorporation are approved by our stockholders, the classification of the Board will be eliminated, the current term of office of each director will end at the next annual meeting of stockholders and directors will thereafter be elected for one-year terms at each annual meeting of stockholders. Furthermore, any director chosen as a result of a newly created directorship, or to fill a vacancy on the Board, will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified.

If the proposed amendments to the Restated Certification of Incorporation are not approved by stockholders, the Board will remain classified, and if elected, the two nominees for director at the Meeting will each serve until the 2010 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. All other directors will continue in office for the remainder of their full three-year terms and until their successors are duly elected and qualified. This proposal would not change the present number of directors, nor would it change the Board's authority to change that number and to fill any vacancies or newly created directorship by resolution of the Board.

The text of the proposed amendment to the Restated Certificate of Incorporation is attached as Appendix A to this proxy statement. If approved, this proposal will become effective upon the filing of a Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which the Company intends to do promptly if stockholder approval is obtained.

Corresponding Amendment to the Company's Amended and Restated By-Laws

In addition, in connection with the Board's approval on January 4, 2007 of amendments to the Company's Restated Certificate of Incorporation for purposes of declassifying the Board, the Board also approved amendments to Section 2 of Article III of the Amended and Restated By-Laws relating to declassification of the Board. Such amendments will become effective only if the stockholders approve the declassification of the Board, and only upon the filing of a Certificate of Amendment to the Corporation's Restated Certificate of Incorporation relating to the declassification of the Board. Such amendments to the By-Laws would also change the number of directors from a fixed number of nine (which was historically modified by the Board upon approval of a By-Law amendment) to a range of three to fifteen, with the exact number to be fixed from time to time by resolution of the Board.

Background of Proposal

The proposal to declassify the Board is a result of a recent comprehensive review of current corporate governance practices by the Governance Committee and the Board, as described above under the subsection entitled "Election of Directors — Corporate Governance," and following the passage of a stockholder proposal on the subject at the Company's 2006 Annual Meeting of Stockholders.

The Board considered the various costs and benefits of retaining or eliminating the classified board structure. Additionally, the Board considered the current corporate governance environment and the trend by public companies to move to annual election of all directors. In light of our size and financial strength, the Board determined that the classification of the Board should be eliminated. On recommendation of the Governance Committee, the Board approved the proposed amendments to the Company's Certificate of Incorporation to eliminate the classified Board structure and provide for the annual election of all directors, and determined to recommend that stockholders also approve such amendments to the Company's Certificate of Incorporation.

Item 3. *Proposal to Amend our 2005 Stock Plan*

The Board of Directors recommends a vote FOR amending the 2005 Stock Plan.

At the annual meeting, our stockholders will be asked to approve an amendment to the Company's 2005 Stock Plan (the "2005 Plan") to increase the number of shares of common stock reserved for issuance under the plan by 15,000,000 shares.

The Board approved the adoption of our 2005 Plan on May 25, 2005, subject to stockholder approval. The Company's stockholders approved the 2005 Plan at their annual meeting held on July 25, 2005, which is the effective date of the 2005 Plan. On October 27, 2006, the Board retroactively amended and restated the 2005 Stock Plan to comply with proposed regulations issued under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

As of April 30, 2007, an aggregate of 4,738,729 shares of our common stock remained available for grant under the 2005 Plan. The Board believes it is important to the continued success of the Company that we have available an adequate reserve of shares under the 2005 Plan for use in attracting, motivating and retaining qualified employees. Accordingly, stockholders are being asked to approve an amendment to the 2005 Plan to increase the number of shares of the Company's common stock reserved for issuance by 15,000,000 shares. The Board approved the proposed amendment to the 2005 Plan to increase the share reserve on May 23, 2007, with such amendment to be effective upon stockholder approval.

The 2005 Plan is an "omnibus" plan that provides for a variety of equity and equity-based award vehicles, including the use of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and other share-based awards. Stockholders' approval of the proposed amendment to the Company's 2005 Plan will allow for the continued ability to grant share-based awards that qualify as "performance-based compensation," thereby preserving the Company's tax deduction under Section 162(m) of the Code.

Background of the Amendment

Current Equity Incentive Reserve is Insufficient. The Company, as of April 30, 2007, had an aggregate of 4,738,729 shares remaining available for grant under the 2005 Stock Plan. Equity awards are an essential component of the Company's long-term compensation program. The Company anticipates investing in new business opportunities and sustaining its revenue growth in FY 2008. To do this, the Company will need to recruit new talent and retain its current employees with offers of competitive equity compensation. Without additional shares in the 2005 Plan, the Company will be challenged in its employee recruitment and retention efforts. With additional shares in the 2005 Plan as a result of this amendment, the Company will be in a stronger position to recruit and retain those employees who are central to our continued success.

Prudent Management of Equity Incentive Programs. Management believes that it has managed the Company's equity incentive programs prudently, as can be measured by reference to the Company's "run-rate" and "equity overhang," each described further below.

Run-Rate. The Company has reduced the size of employee share-based awards from prior years, and thereby reduced the Company's run-rate to lower levels. The "run-rate" is the level of net share-based awards made by the Company (*i.e.*, actual grants less cancellations, terminations or forfeitures for any given period) divided by the shares outstanding for the period. For the last five fiscal years, the amounts were as follows:

	Grants	Cancellations	Net Grants	Run-Rate (%)
	(shares in thousands)			
FY 2003(1)	7,159	4,197	2,962	1.0%
FY 2004(1)	7,448	2,365	5,083	1.8%
FY 2005(1)	6,791	5,051	1,740	0.6%
FY 2006	5,388	1,686	3,702	1.2%(2)
FY 2007	2,102	229	1,873	0.6%(2)

(1) Includes awards granted under legacy stock plans that were in use prior to stockholders' approval of the 2005 Plan.

(2) Pursuant to the terms of the 2005 Plan, for any one share of common stock issued in connection with a stock-settled stock appreciation right, restricted stock award, restricted stock unit award, performance share or other share-based award, two shares must be deducted from the shares available for future grant. Based on this counting methodology, the Company's run rate for FY 2006 and FY 2007 would have been 1.3% and 0.9%, respectively.

For the past five fiscal years, the Company has maintained its run-rate below two percent. The lower run-rate for FY 2007 reflects management's greater reliance on full value share grants, such as restricted stock units, subsequent to the adoption of Statement of Financial Accounting Standards No. 123(R), "Share-based Compensation" on April 1, 2006. Management believes this lower run-rate is indicative of future practice. Under the share counting method used in the 2005 Plan, as described in the plan summary below, the award of a stock option for one share of common stock requires the deduction of only one share from the eligible plan share reserve. However, pursuant to the terms of the 2005 Plan, for any one share of common stock issued in connection with a stock-settled stock appreciation right, restricted stock award, restricted stock unit award, performance share or other share-based award, two shares must be deducted from the shares available for future grant. Through the continued emphasis on full value shares, such as restricted stock units, we expect that we will be able to continue to contain our run-rate while still attracting and retaining our employees.

Equity Overhang. The Company also has been focused on reducing the dilution caused by the grant of share-based awards, which is referred to as our "Equity Overhang." The Company's Equity Overhang is calculated by dividing (A) the sum of all share-based awards outstanding and available for grant as of the end of each fiscal year (the "Total Awards") by (B) the sum of the total number of shares of the Company's common stock outstanding as of the end of each fiscal year plus Total Awards. For the last five fiscal years, the amounts were as follows:

	Equity Overhang (%)
FY 2003	22.4%
FY 2004	21.7%
FY 2005	19.1%
FY 2006	15.1%
FY 2007	12.5%

Conclusion. The Board believes that the proposed amendment to the 2005 Plan is in the best interests of the Company because of its continuing need to provide share-based compensation to attract and retain quality employees. The current hiring environment is more competitive than in the recent past. Moreover, since FY 2005, the total number of employees has increased by more than 6,000. Having additional equity compensation available to grant under the 2005 Plan will enable the Company to recruit the top talent necessary to enable our Company to achieve continued success. We will continue to monitor changes in the marketplace relating to equity compensation and respond appropriately. We have periodically revised our equity award guidelines in response to evolving market practices and will continue to be vigilant in this regard so that our efforts to provide competitive equity compensation matches, but does not significantly exceed, prevailing market standards.

2005 Stock Plan Summary

The following summary of the material features of our 2005 Plan (including the proposed amendment) does not purport to be complete and is qualified in its entirety by reference to the specific language of our 2005 Plan. A copy of our 2005 Plan is available to any of our stockholders upon request by: (1) writing to the Corporate Secretary, McKesson Corporation, One Post Street, 33rd Floor, San Francisco, CA 94104; (2) sending an e-mail to *corporatesecretary@mckesson.com*; or (3) calling the Corporate Secretary's Office toll-free at (800) 826-9260. The 2005 Plan may also be viewed without charge on the SEC's website at *www.sec.gov*.

Purpose of the 2005 Plan

The purpose of the 2005 Plan is to provide employees, affiliates and members of the Company's board of directors the opportunity to: (i) receive equity-based, long-term incentives so that the Company may effectively attract and retain the best available personnel; (ii) promote the success of the Company by motivating employees and directors to superior performance; and (iii) align employee and director interests with the interests of the Company's stockholders.

2005 Plan Basics

Eligible participants:	All employees and directors of the Company and its affiliates are eligible to receive stock awards under the 2005 Plan, and there are approximately a total of 31,800 employees and eight non-employee directors eligible as of March 31, 2007. Incentive stock options may be granted only to employees of the Company or its subsidiaries. The administrator has the discretion to select the eligible participants who will receive an award. Since July 2005, in practice, all of our executive officers and directors and approximately 2,200 to 2,400 other employees have received grants under the 2005 Plan.
Types of awards available for grant:	Incentive stock options Nonstatutory stock options Stock appreciation rights Other share-based awards Restricted stock Restricted stock unit Performance shares
Share reserve:	Subject to capitalization adjustments, 13,000,000 shares of common stock were reserved under the 2005 Plan at its July 2005 approval by stockholders. If stockholders approve the proposed amendment, the additional issuance of 15,000,000 shares will constitute approximately 5% of the Company's shares outstanding as of April 30, 2007. The percentage calculations are based on 297,437,185 shares of common stock outstanding as of April 30, 2007. If any outstanding option or stock appreciation right expires or is terminated or any restricted stock or other share-based award is forfeited, then the shares allocable to the unexercised or attributable to the forfeited portion of the stock award may again be available for issuance under the 2005 Plan.
Limitations:	For any one share of common stock or stock equivalent issued in connection with a stock-settled stock appreciation right, restricted stock award, restricted stock unit award, performance share or other share-based award, two shares shall be deducted from the reserve of shares available for issuance under the 2005 Plan. Shares of common stock not issued or delivered as a result of the net exercise of a stock appreciation right or option, shares used to pay the withholding taxes related to a stock award, or shares repurchased on the open market with proceeds from the exercise of options shall not be returned to the reserve of shares available for issuance under the 2005 Plan. Subject to capitalization adjustments, the maximum aggregate number of shares or share equivalents that may be subject to restricted stock awards, restricted stock units, performance shares or other share-based awards granted to a participant in any fiscal year is 500,000 and the maximum aggregate number of shares or share equivalents that may be subject to the options or stock appreciation rights in any fiscal year is 1,000,000.

Term of the Plan:	The 2005 Plan will terminate on May 24, 2015, unless the Board terminates it earlier.
Capitalization adjustments:	The share reserve, the limitations described above, and the exercise or purchase price and number and kind of shares issued in connection with future awards and subject to outstanding stock awards may be adjusted (as applicable), as the administrator determines in its sole discretion, in the event of a stock split, reverse stock split, dividend, merger, consolidation, reorganization, recapitalization, spin-off, combination, repurchase, share exchange or similar transaction.
Repricing and option exchange programs:	Not permitted without stockholder approval.
Reload options:	Not permitted.

Options and Stock Appreciation Rights

Term:	Not more than 7 years from the date of grant.	
Exercise price:	Not less than 100% of the fair market value of the underlying stock on the date of grant. The fair market value is the closing price for the Company's common stock on the date of grant. On June 8, 2007, the closing price for a share of the Company's common stock was $61.88 per share.	
Method of exercise:	Cash Delivery of common stock (including delivery by attestation)	Net exercise Any other form of legal consideration that the administrator approves

Restricted Stock Awards; Restricted Stock Unit Awards; Performance Shares; and Other Share-Based Awards

Purchase price:	Determined by the administrator at time of grant; may be zero.
Consideration:	Determined by the administrator at the time of grant; may be in any form permissible under applicable law.

Performance objectives:	The administrator may condition the grant or vesting of stock awards upon the attainment of one or more of the performance objectives listed below, or upon such other factors as the administrator may determine.

- Cash flow
- Cash flow from operations
- Total earnings
- Earnings per share, diluted or basic
- Earnings per share from continuing operations, diluted or basic
- Earnings before interest and taxes
- Earnings before interest, taxes, depreciation and amortization
- Earnings from operations
- Net or gross sales
- Market share
- Economic value added
- Cost of capital
- Change in assets
- Expense reduction levels
- Customer satisfaction
- Employee satisfaction
- Total stockholder return
- Net asset turnover
- Inventory turnover
- Capital expenditures
- Net earnings
- Operating earnings
- Gross or operating margin
- Debt
- Working capital
- Return on equity
- Return on net assets
- Return on total assets
- Return on investment
- Return on capital
- Return on committed capital
- Return on invested capital
- Return on sales
- Debt reduction
- Productivity
- Stock price

Performance objectives may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance objectives. In addition, performance objectives may be based upon the attainment of specified levels of corporate performance under one or more of the measures described above relative to the performance of other corporations.

To the extent that stock awards (other than stock options and stock appreciation rights) are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the performance objectives will be one or more of the objectives listed above.

Adjustment of performance goals:	The administrator may adjust performance goals to prevent dilution or enlargement of awards as a result of extraordinary events or circumstances or to exclude the effects of extraordinary, unusual or nonrecurring items including, but not limited to, merger, acquisition or other reorganization.
Non-employee director awards:	Each director who is not an employee of the Company may be granted a restricted stock unit on the date of each annual stockholders meeting for up to 5,000 share equivalents (subject to capitalization adjustments) as determined by the Board. Each restricted stock unit award granted to a non-employee director will be fully vested on the date of grant; provided,

	however, that payment of any shares is delayed until the director is no longer performing services for the Company.
Dividend equivalents:	Dividend equivalents may be credited in respect of share equivalents underlying restricted stock unit awards and performance shares as determined by the administrator.
Deferral of award payment:	The administrator may establish one or more programs to permit selected participants to elect to defer receipt of consideration upon vesting of a stock award, the satisfaction of performance objectives, or other events which would entitle the participant to payment, receipt of common stock or other consideration.

All Stock Awards

Vesting:	Determined by the administrator at time of grant. The administrator may accelerate vesting at any time, subject to certain limitations to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Generally, the vesting schedule is expected not to exceed four years.
Termination of service:	The unvested portion of the stock award will be forfeited immediately upon a participant's termination of service with the Company. A limited post-termination exercise period may be imposed on the vested portion of options and stock appreciation rights.
Payment:	Stock appreciation rights and other share-based awards may be settled in cash, stock, or in a combination of cash and stock. Options, restricted stock, restricted stock units and performance shares may be settled only in shares of common stock.
Transferability:	Stock awards are transferable as provided in the applicable stock award agreement.
Other terms and conditions:	The stock award agreement may contain other terms and conditions, including a forfeiture provision as determined by the administrator, that are consistent with the 2005 Plan.

Additional 2005 Plan Terms

Administration. The 2005 Plan may be administered by the Board, or the Board may delegate administration of the 2005 Plan to a committee of the Board, to an officer or officers of the Company under limited circumstances. Currently, the Governance Committee administers the 2005 Plan with respect to non-employee directors; whereas, the Compensation Committee administers the 2005 Plan with respect to employees. The Board may further delegate the authority to make option grants. The administrator determines who will receive stock awards and the terms and conditions of such awards. Subject to the conditions and limitations of the 2005 Plan, the administrator may modify, extend or renew outstanding stock awards. In connection with the Code Section 409A proposed regulations, a provision was added to the 2005 Plan in October 2006, which restricted modification, extension or renewal of options and stock appreciation rights to limit exercisability beyond the later of: (i) the fifteenth day of the third month following the date on which the option or stock appreciation right otherwise would have expired if the option or stock appreciation right had not been extended; or (ii) December 31 of the calendar year in which the option or stock appreciation right otherwise would have expired if the option or stock appreciation right had not been extended, based on the terms of the option or stock appreciation right on the date of grant. The amendment was adopted to avoid the application of penalty taxes on certain grants. The Compensation Committee will review this amendment in light of the issuance of the Code Section 409A final regulations and adopt changes as it deems appropriate.

Change-in-Control. Stock awards may be subject to additional acceleration of vesting and exercisability upon or after a "change-in-control" as may be provided in the applicable stock award agreement as determined by the Compensation Committee on a grant-by-grant basis or as may be provided in any other written agreement between the Company or any affiliate and the participant; provided, however, that in the absence of such provision, no such acceleration shall occur.

Tax Withholding. Tax withholding obligations may be satisfied by the eligible participant by: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of common stock from the shares of common stock otherwise issuable as a result of the exercise or acquisition of common stock under the stock award; or (iii) delivering to the Company owned and unencumbered shares of common stock.

New Plan Benefits. The amount of awards payable, if any, to any individual is not determinable as awards have not yet been determined by the administrator. However, under the 2005 Plan, each July non-employee directors receive an annual grant of restricted stock units in an amount not to exceed 5,000 units, which is currently set at 2,500 restricted stock units. The restricted stock units vest immediately, but receipt of the underlying stock is deferred until such time as the director leaves the Board.

Amendment. The Board may suspend or discontinue the 2005 Plan at any time. The Compensation Committee of the Board may amend the 2005 Plan with respect to any shares at the time not subject to awards. However, only the Board may amend the 2005 Plan and submit the plan to the Company's stockholders for approval with respect to amendments that: (i) increase the number of shares available for issuance under the 2005 Plan or increase the number of shares available for issuance pursuant to incentive stock options under the 2005 Plan; (ii) materially expand the class of persons eligible to receive awards; (iii) expand the types of awards available under the 2005 Plan; (iv) materially extend the term of the 2005 Plan; (v) materially change the method of determining the exercise price or purchase price of an award; (vi) delete or limit the requirements regarding repricing options or stock appreciation rights or effectuating an exchange of options or stock appreciation rights; (vii) remove the administration of the 2005 Plan from the administrator; or (viii) amend the provision regarding amendment of the 2005 Plan to defeat its purpose.

Benefits to Directors, Named Executive Officers and Others. The table below shows, as to the Company's directors, named executive officers and the other individuals and groups indicated, the number of shares of common stock subject to option grants and restricted stock unit grants under the 2005 Stock Plan since the plan's inception through May 1, 2007.

Name and Position	Number of Shares Subject to Options Granted Under the 2005 Plan	Number of Shares Subject to Restricted Stock Units Granted Under the 2005 Plan
John H. Hammergren *Chairman, President and Chief Executive Officer*	585,000	293,919
Jeffrey C. Campbell *Executive Vice President and Chief Financial Officer*	134,000	65,653
Paul C. Julian *Executive Vice President, Group President*	306,000	153,835
Marc E. Owen *Executive Vice President, Corporate Strategy and Business Development*	82,000	43,871
Pamela J. Pure *Executive Vice President, President, McKesson Provider Technologies*	117,000	70,662
All current executive officers, as a group	1,471,000	664,628
All directors who are not executive officers, as a group	—	40,000
All employees who are not executive officers, as a group	4,613,050	515,479

Since its inception, no shares have been issued under the 2005 Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been issued five percent or more of the total amount of shares issued under the 2005 Plan.

Our executive officers have a financial interest in this proposal because it would increase the number of shares available for issuance under the 2005 Plan to executives and other employees.

Certain United Stated Federal Income Tax Information

The following is a summary of the effect of U.S. federal income taxation on the 2005 Plan participants and the Company. This summary does not discuss the income tax laws of any other jurisdiction in which the recipient of the award may reside.

Incentive Stock Options (ISOs). Participants pay no income tax at the time of grant or exercise of an ISO, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the option holder to the alternative minimum tax. The participant will recognize long-term capital gain or loss, equal to the difference between the sale price and the exercise price, on the sale of the shares acquired on the exercise of the ISO if the sale occurs at least two years after the grant date and more than one year after the exercise date. If the sale occurs earlier than the expiration of these holding periods, then the participant will recognize ordinary income equal to the lesser of the difference between the exercise price of the option and the fair market value of the shares on the exercise date or the difference between the sales price and the exercise price. Any additional gain realized on the sale will be treated as capital gain. The Company can deduct the amount that the participant recognizes as ordinary income.

Nonstatutory Stock Options and Stock Appreciation Rights. There is no tax consequence to the participant at the time of grant of a nonstatutory stock option or stock appreciation right. Upon exercise, the excess, if any, of the fair market value of the shares over the exercise price will be treated as ordinary income. Any gain or loss realized on the sale of the shares will be treated as a capital gain or loss. The Company may deduct the amount, if any, that the participant recognizes as ordinary income.

Restricted Stock. No taxes are due on the grant of restricted stock. The fair market value of the shares subject to the award is taxable as ordinary income when no longer subject to a "substantial risk of forfeiture" (*i.e.*, becomes vested or transferable). Unless an election pursuant to Code Section 83(b) is made (subjecting the value of the shares on the award date to current income tax), income tax is paid by the participant on the value of the shares at ordinary rates when the restrictions lapse and the Company will be entitled to a corresponding deduction. Any gain or loss realized on the sale of the shares will be treated as a capital gain or loss.

Restricted Stock Units and Performance Shares. No taxes are due upon the grant of the award. The fair market value of the shares subject to the award is taxable to the participant when the stock is distributed to the participant, subject to the limitations of Code Section 409A. The Company may be entitled to deduct the amount, if any, that the participant recognizes as ordinary income.

Code Section 162(m). Code Section 162(m) denies a deduction for annual compensation in excess of $1,000,000 paid to "covered employees." "Performance-based compensation" is disregarded for this purpose. Stock option and stock appreciation rights granted under the 2005 Plan qualify as "performance-based compensation." Other awards will be "performance-based compensation" if their grant or vesting is subject to performance objectives that satisfy Code Section 162(m).

Deferred Compensation. Stock appreciation rights that are settled in cash, restricted stock awards, restricted stock unit awards and performance shares that may be deferred beyond the vesting date are subject to Code Section 409A limitations. If Code Section 409A is violated, deferred amounts will be subject to income tax immediately and to penalties equal to: (i) 20% of the amount deferred; and (ii) interest at a specified rate on the under-payment of tax that would have occurred if the amount had been taxed in the year it was first deferred.

Item 4. *Proposal to Amend our 2000 Employee Stock Purchase Plan*

The Board Of Directors recommends a vote FOR amending the 2000 Employee Stock Purchase Plan.

At the annual meeting, our stockholders will be asked to approve an amendment to the Company's 2000 Employee Stock Purchase Plan (the "ESPP") to increase the number of shares of common stock reserved for issuance under the plan by 5,000,000 shares.

The ESPP was adopted by the Board of Directors of HBO & Company ("HBOC") prior to January 12, 1999, the date when the Company acquired HBOC (the "Acquisition"). The ESPP was amended and restated by the Board effective as of the closing of the Acquisition, and further amended by the Board on January 27, 1999, April 26, 1999, August 25, 1999, October 27, 1999, March 27, 2002 and November 1, 2004.

On May 23, 2007, the Board of Directors, approved an increase in the number of shares of common stock available for issuance under the ESPP from 11,100,000 to 16,100,000 shares, subject to the approval of the Company's stockholders. As of May 1, 2007, approximately 1,206,236 shares of common stock were available for issuance under the ESPP.

ESPP purchases occur each January, April, July and October on behalf of participants, and at the last purchase approximately 218,622 shares were issued to participants. Therefore, to assure that sufficient shares will be available to permit the ESPP to continue to operate, the Board has approved an increase in the number of shares of common stock reserved for issuance under the plan from 11,100,000 to 16,100,000 shares (subject to adjustment for any stock split, stock dividend or other relevant change in the Company's capitalization). The Company's forecast indicates that the addition of 5,000,000 shares will allow continued employee participation for approximately four to five years. If this amendment to the ESPP is not approved by the stockholders, the Board will suspend employee participation in the ESPP once the currently available shares are purchased.

A vote in favor of this proposal will increase by 5,000,000 the number of shares available for purchase under the ESPP. A vote not to approve will mean that the number of shares reserved for issuance under the ESPP will remain at 11,100,000.

The ESPP is designed to provide employees, including officers, with an opportunity to purchase shares of the Company's common stock on favorable terms by means of an automatic payroll deduction mechanism. The purpose of the ESPP is to advance and promote the interests of the stockholders of the Company by making available to eligible employees of the Company and participating subsidiaries and related entities the opportunity to acquire a proprietary interest, or to increase their existing proprietary interest, in the Company. The Board believes that employee ownership of the ESPP shares serves as an incentive to motivate and retain employees and encourage superior performance.

The Board believes that the proposed amendment to the ESPP is in the best interests of the Company because of its continuing need to provide share-based compensation to attract and retain quality employees. The current hiring environment is more competitive than in the recent past. Since FY 2005, the total number of Company employees eligible to participate in the ESPP has increased by more than 6,000. Having additional equity compensation available to grant under the ESPP will enable the Company to recruit the top talent necessary to enable our Company to achieve continued success.

The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Code Section 423. In March 2002, the Board amended the ESPP to allow for participation in the plan by employees of certain of the Company's international and certain other subsidiaries. As to those employees, the ESPP does not so qualify under the Code.

The following summary of the material features of our ESPP (including the proposed amendment) does not purport to be complete and is qualified in its entirety by reference to the specific language of our ESPP. A copy of our ESPP is available to any of our stockholders upon request by: (1) writing to the Corporate Secretary, McKesson Corporation, One Post Street, 33rd Floor, San Francisco, CA 94104; (2) sending an e-mail to *corporatesecretary@mckesson.com*; or (3) calling the Corporate Secretary's Office toll-free at (800) 826-9260. The ESPP may also be viewed without charge on the SEC's website at *www.sec.gov*.

Plan Administration

The ESPP is administered by the Compensation Committee, which has the authority to make rules and regulations governing the ESPP.

Offering Periods

The ESPP is implemented through a continuous series of three-month offerings beginning on the first trading day on or after each February 1, May 1, August 1, and November 1 (the "Offering Dates"), and ending on the last trading day of the month which is three months later (the "Offering Periods"), during which contributions may be made toward the purchase of common stock under the plan. For purposes of determining the purchase price of a share of common stock, the last trading day of each Offering Period is used.

Once an employee participant is enrolled in the ESPP for an Offering Period, participation in the plan will continue until: (i) the date the participant withdraws from the plan; (ii) the participant is no longer an eligible employee; (iii) no further shares are authorized for purchase under the plan; or (iv) the Compensation Committee discontinues the plan.

Eligible Employees

Each employee of the Company (and subsidiaries and related entities designated by the Compensation Committee) who has been employed for 60 days or more prior to the beginning of an Offering Period and who customarily works at least 20 hours per week and more than five months in any calendar year is eligible to participate in the ESPP. However, no employee is eligible to participate in the ESPP to the extent that, immediately after the grant, the employee would own 5% of either the voting power or the value of the Company's common stock. As of May 1, 2007, approximately 23,166 employees were eligible to participate in the ESPP and 6,583 employees had elected to participate.

Payroll Deductions

Each eligible employee may become a participant in the ESPP by making an election, at least ten days prior to any Offering Date, authorizing regular payroll deductions during the next succeeding Offering Period, the amount of which may not exceed 15% of a participant's compensation for any payroll period. A participant may increase or decrease his or her rate of contributions or withdraw from participation at any time.

Payroll deductions are credited to a cash account for each participant. At the end of each Offering Period, the funds will be used to purchase shares of the Company's common stock, which are then held in a stock account. A participant has the right to vote the shares credited to his or her stock account, and may withdraw these shares at any time.

Purchase Price

The purchase price of each share of the Company's common stock will be 85% of the fair market value of such share on the last trading day of the applicable Offering Period. The fair market value is the closing price for the Company's common stock on the applicable date. On June 8, 2007, the closing price per share of the Company's common stock was $61.88 per share. The purchase price is subject to adjustment to reflect certain changes in the Company's capitalization.

The maximum number of shares of common stock that a participant may purchase during any calendar year is $25,000, which is determined based on the fair market value of the Company's common stock on the Offering Date.

Effect Of Termination of Employment of Participant

If a participant terminates employment with the Company, its subsidiaries and related entities during a Offering Period, the balance of the participant's cash account will either be returned to the participant without interest, or in the event of death, to the person or persons entitled to the participant's cash account.

Non-Transferability of Purchase Rights

Rights to acquire the Company's common stock under the ESPP are not transferable by any participant and may in general be exercised only by the participant.

Capitalization Adjustments

In the event of any stock dividend, stock split, spin-off, recapitalization, merger, consolidation, exchange of shares or other change in capitalization, the number of shares then subject to purchase and the number of authorized shares remaining available to be sold shall be increased or decreased appropriately, with other adjustment as may be deemed necessary or equitable by the plan administrator, including adjustments to the price per share.

Amendment and Termination

The Board of Directors may amend the ESPP in any respect. However, an amendment that increases the number of shares reserved under the ESPP (other than adjustments upon changes in capitalization or a corporate transaction) or changes in the designation of corporations whose employees may be eligible to participate in the ESPP, other than a parent or subsidiary corporation, requires stockholder approval.

The ESPP will terminate when the number of shares available for issuance under the ESPP has been substantially exhausted, or at any earlier time by action of the Board.

Number of Shares Purchased by Certain Individuals and Groups

The actual number of shares that may be purchased by any individual under the ESPP is not determinable in advance since the number is determined, in part, on the contributed amount and the purchase price. The following table sets forth (1) the aggregate number of shares of Company common stock that was purchased under the ESPP by the listed persons and groups since its inception through the most recent purchase date, April 30, 2007, and (2) the average per share purchase price paid for such shares.

Name and Position	Number of Shares Purchased	Average Per Share Purchase Price
John H. Hammergren *Chairman, President and Chief Executive Officer*	—	$ —
Jeffrey C. Campbell *Executive Vice President and Chief Financial Officer*	—	$ —
Paul C. Julian *Executive Vice President, Group President*	—	$ —
Marc E. Owen *Executive Vice President, Corporate Strategy and Business Development*	3,290	$30.24
Pamela J. Pure *Executive Vice President, President, McKesson Provider Technologies*	3,081	$32.30
All current executive officers as a group	14,960	$27.04
All employees who are not executive officers as a group	9,893,764	$24.78

None of our directors who are not executive officers are eligible to participate in the ESPP. Since its inception, no shares have been issued under the ESPP to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been issued five percent or more of the total amount of shares issued under the ESPP.

Our executive officers have a financial interest in this proposal because it would increase the number of shares available for issuance under the ESPP to executives and other employees.

Certain United Stated Federal Income Tax Information

The information provided below is only a summary of the effect of United States federal income taxation upon the ESPP participants and the Company with respect to the shares purchased under the ESPP. It does not purport to be complete, and does not discuss the tax consequences arising in the context of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant's income or gain may be taxable.

Taxation of Shares Acquired Upon Exercise of Purchase Rights. For employees of the Company and its subsidiaries (as defined in Section 424(f) of the Code), the plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. For employees of other subsidiaries and participating entities, the ESPP cannot so qualify, so the taxation rules are different.

Employees of the Company and Code Section 424(f) subsidiaries. A participant will pay no Federal income tax upon enrolling in the ESPP or upon purchase of shares under the plan. A participant may recognize income and/or capital gain or loss upon the sale or other disposition of shares purchased under the plan, the amount and character of which will depend on whether the shares are held for at least two years after the first day of the Offering Period in which the shares were purchased and at least one year after the last day of the Offering Period in which the shares were purchased (the "Required Holding Period").

If the participant sells or otherwise disposes of the shares before expiration of the Required Holding Period, the participant will recognize ordinary income in the year of the sale in an amount equal to the excess of: (i) the fair market value of the shares on the purchase date; over (ii) the purchase price paid by the participant for the shares. The Company or applicable subsidiary will be entitled to a Federal income tax deduction in the same amount.

In contrast, if the participant holds the shares until after the Required Holding Period expires, the participant will generally recognize ordinary income at the time of sale in an amount equal to the lesser of: (i) 15 percent of the fair market value of the shares on the first day of the Offering Period in which the shares were purchased; or (ii) the excess of the fair market value of the shares at the time the shares were sold over the purchase price of the shares. The Company will not in this case be entitled to any deduction for Federal income tax purposes.

Employees of other subsidiaries and participating entities. A participant will not realize taxable income at the time a purchase right is granted under the ESPP. When the shares are actually purchased, the participant will realize taxable income in the amount of the difference between the fair market value of the shares and the purchase price paid under the ESPP. (As described under "Purchase Price," the price paid for shares purchased under the ESPP will always be at least 15% less than the fair market value of the shares on the Purchase Date). The basis of the shares will be increased by the amount includible as ordinary income. When the shares are sold, the gain or loss on the shares will be treated as capital gain or loss.

Capital Gain or Loss. When the shares acquired through participation in the ESPP are sold, the gain or loss on the shares will be treated as a capital gain or loss. Net capital gain (*i.e.*, generally, capital gain in excess of capital losses) recognized by the participant from the sale of shares that have been held for more than 12 months will generally be subject to long-term capital gain rates. Net capital gain recognized from the sale of shares held for 12 months or less will be subject to tax at ordinary income tax rates.

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2007 with respect to the plans under which the Company's common stock is authorized for issuance:

Plan Category (In millions, except per share amounts)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders(1)	18.9	$52.73	8.8(2)
Equity compensation plans not approved by security holders(3),(4) . .	14.4	34.55	0.3

(1) Includes the 1973 Stock Purchase Plan and the 2000 Employee Stock Purchase Plan. Also includes options outstanding under the 1994 Stock Option and Restricted Stock Plan, which expired October 2004, the 2005 Stock Plan, and the 1997 Non-Employee Directors' Equity Compensation and Deferral Plan, which was replaced by the 2005 Stock Plan, following its approval by the stockholders on July 27, 2005.

(2) Includes 4,851,455 shares available for grant under the 2005 Stock Plan, 1,424,882 shares available for purchase under the ESPP and 2,510,200 shares available for grant under the 1973 Stock Purchase Plan as of March 31, 2007. No further purchases under the Company's 1973 Stock Purchase Plan will be made, of which, the last occurred January 1999.

(3) Includes the 1999 Executive Stock Purchase Plan and a small assumed sharesave scheme (similar to the ESPP) in the United Kingdom. Also includes options that remain outstanding under the terminated broad-based 1999 Stock Option and Restricted Stock Plan, the 1998 Canadian Stock Incentive Plan, and two stock option plans, all of which were replaced by the 2005 Stock Plan following its approval by the stockholders on July 27, 2005.

(4) As a result of acquisitions, the Company currently has eight assumed option plans under which options are exercisable for 2,358,337 shares of Company common stock. No further awards will be made under any of the assumed plans and information regarding the assumed options is not included in the table above.

On July 27, 2005, the Company's stockholders approved the 2005 Stock Plan that had the effect of terminating the 1999 Stock Option and Restricted Stock Plan, the 1998 Canadian Stock Incentive Plan, the Stock Option Plans adopted in January 1999 and August 1999, which plans had not been submitted for approval by the Company's stockholders, and the 1997 Non-Employee Directors' Equity Compensation and Deferral Plan, which had previously been approved by the Company's stockholders. Prior grants under these plans include stock options, restricted stock and RSUs. Stock options under the terminated plans generally have a ten-year life and vest over four years. Restricted stock contains certain restrictions on transferability and may not be transferred until such restrictions lapse. Each of these plans has outstanding equity grants, which are subject to the terms and conditions of their respective plans, but no new grants will be made under these terminated plans.

The material terms of all of the Company's plans, including those not previously approved by stockholders, are described in accordance with the requirements of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," in Financial Notes 1 and 19 of the Company's consolidated financial statements and in Part III. Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of the Company's Form 10-K filed on May 9, 2007. This information is incorporated herein by reference.

Item 5. ***Ratification of Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Fiscal 2008***

The Audit Committee of the Company's Board of Directors has approved Deloitte & Touche LLP ("D&T") as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending March 31, 2008. D&T has acted in this capacity for the Company for several years, is knowledgeable about the Company's operations and accounting practices, and is well qualified to act as the Company's independent registered public accounting firm.

We are asking our stockholders to ratify the selection of D&T as the Company's independent registered public accounting firm. Although ratification is not required by our By-Laws or otherwise, the Board is submitting the selection of D&T to our stockholders for ratification as a matter of good corporate practice. If stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders. Representatives of D&T are expected to be present at the Meeting to respond to appropriate questions and to make a statement if they desire to do so. For the fiscal years ended March 31, 2007 and 2006, professional services were performed by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), which includes Deloitte Consulting. Fees paid for those years were as follows:

	2007	2006
Audit Fees	$ 9,220,394	$8,160,206
Audit-Related Fees	2,072,770	1,015,907
Total Audit and Audit-Related Fees	11,293,164	9,176,113
Tax Fees	284,000	193,749
All Other Fees	—	—
Total	$11,577,164	$9,369,862

Audit Fees. This category consists of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements, the audit of the Company's internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by D&T in connection with statutory and regulatory filings or engagements. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, foreign statutory audits required by non-U.S. jurisdictions, registration statements and comfort letters.

Audit-Related Fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services include fees related to employee benefit plan audits, accounting consultations and due diligence in connection with mergers and acquisitions, attest services related to financial reporting that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees. This category consists of fees billed for professional services rendered for tax compliance, tax advice and tax planning (federal, state and international). Fees in this category include international corporate income tax return preparation and related services, U.S. expatriate tax return preparation and assistance, U.S. corporate income tax preparation software and consulting services.

All Other Fees. This category consist of fees for products and services other than the services reported above. The Company paid no fees in this category for the fiscal years ended March 31, 2007 and 2006.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Pursuant to the Applicable Rules, and as set forth in the terms of its charter, the Audit Committee has sole responsibility for appointing, setting compensation for, and overseeing the work of the independent registered public accounting firm. The Audit Committee has established a policy which requires it to pre-approve all audit and permissible non-audit services, including audit-related and tax services to be provided by Deloitte & Touche and between meetings, the Chair of the Audit Committee is authorized to pre-approve services, which are reported to the Committee at its next meeting. All of the services described in the fee table above were approved in conformity with the Audit Committee's pre-approval process.

Audit Committee Report

The Audit Committee of the Company's Board of Directors assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's financial reporting processes. The functions of the Audit Committee are described in greater detail in the Audit Committee's written charter adopted by the Company's Board of Directors, which may be found on the Company's website at *www.mckesson.com* under the caption "Governance." The Audit Committee is composed exclusively of directors who are independent under the applicable SEC and NYSE rules. The Audit Committee's members are not professionally engaged in the practice of accounting or auditing, and they necessarily rely on the work and assurances of the Company's management and the independent registered public accounting firm. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. The independent registered public accounting firm of Deloitte & Touche LLP is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles, the effectiveness of the Company's internal control over financial reporting and management's assessment of the internal control over financial reporting. The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended March 31, 2007 (the "Audited Financial Statements") with management. In addition, the Audit Committee has discussed with D&T the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended.

The Audit Committee also has received the written disclosures and the letter from D&T required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with that firm its independence from the Company. The Audit Committee further considered whether the provision of non-audit related services by D&T to the Company is compatible with maintaining the independence of the firm from the Company. The Audit Committee has also discussed with management of the Company and D&T such other matters and received such assurances from them as it deemed appropriate.

The Audit Committee discussed with the Company's internal auditors and D&T the overall scope and plans for their respective audits. The Audit Committee meets regularly with the internal auditors and D&T, with and without management present, to discuss the results of their examinations, the evaluation of the Company's internal control over financial reporting and the overall quality of the Company's accounting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for filing with the SEC.

Audit Committee of the Board

Marie L. Knowles, Chair
Wayne A. Budd
Robert W. Matschullat
Jane E. Shaw

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding ownership of the Company's outstanding common stock by any entity or person, to the extent know by us or ascertainable from public filings, to be the beneficial owner of more than five percent of the outstanding shares of common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
Wellington Management Company, LLP 75 State Street Boston, MA 02109	36,634,961(1)	12.38%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	14,910,000(2)	5.0%
Vanguard Specialized Funds — Vanguard Health Care Fund 100 Vanguard Boulevard Malvern, PA 19355	14,800,000(3)	5.0%

* Based on 295,397,045 common shares outstanding as of December 31, 2006.

(1) This information is based on a Schedule 13G filed with the SEC on February 14, 2007 by Wellington Management Company, LLP, as investment adviser, which reports shared voting power with respect to 15,124,681 shares and shared dispositive power with respect to 36,634,961 shares.

(2) This information is based upon a Schedule 13G filed with the SEC on February 12, 2007 by Capital Research and Management Company, which reports sole voting power with respect to 2,910,000 shares and sole dispositive power with respect to 14,910,000 shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 13, 2007 by Vanguard Specialized Funds — Vanguard Health Care Fund, which reports sole voting and dispositive power with respect to 14,800,000 shares.

Security Ownership of Directors, Nominees and Executive Officers

The following table sets forth, as of May 31, 2007, except as otherwise noted, information regarding ownership of the Company's outstanding common stock by: (i) each executive officer named in the "Summary Compensation Table" below; (ii) each director, including the nominee directors; and (iii) all directors and executive officers as a group. The table also includes the number of shares subject to outstanding options to purchase common stock of the Company that are exercisable within 60 days of May 31, 2007:

Name of Individual	Shares of Common Stock Beneficially Owned(1)	Percent of Class
Wayne A. Budd	16,824(2)(4)(5)	*
Jeffrey C. Campbell	308,934(4)(7)	*
John H. Hammergren	5,310,535(4)(7)	1.8%
Alton F. Irby III	101,404(2)(4)(5)	*
M. Christine Jacobs	88,069(2)(4)	*
Paul C. Julian	1,674,646(4)(7)	*
Marie L. Knowles	15,695(2)(4)	*
David M. Lawrence	15,203(2)(4)	*
Robert W. Matschullat	14,297(2)(4)	*
James V. Napier	103,032(2)(4)(5)	*
Marc E. Owen	299,065(4)(7)	*
Pamela J. Pure	318,073(4)(6)(7)	*
Jane E. Shaw	102,981(2)(3)(4)(5)	*
All Directors and Executive Officers as a group (16 persons)	8,772,457(2)(3)(4)(5)(6)(7)	3.0%

* Less than 1%. The number of shares beneficially owned and the percentage of shares beneficially owned are based on 296,954,638 shares of the Company's common stock outstanding as of May 31, 2007.

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2) Includes vested RSUs accrued under the 2005 Stock Plan and the 1997 Non-Employee Directors' Equity Compensation and Deferral Plan (which plan has been replaced by the 2005 Stock Plan) as follows: Mr. Budd, 7,349 units; Mr. Irby, 7,201 units; Ms. Jacobs, 9,867 units; Ms. Knowles, 6,791 units; Dr. Lawrence, 7,703 units; Mr. Matschullat, 6,102 units; Mr. Napier, 7,561 units; Dr. Shaw, 19,928 units; and all directors as a group, 72,502 units. Directors have neither voting nor investment power with respect to such units.

(3) Includes 5,315 common stock units accrued under the Directors' Deferred Compensation Administration Plan for Dr. Shaw. Dr. Shaw has neither voting nor investment power with respect to such units.

(4) Includes shares that may be acquired by exercise of stock options within 60 days of May 31, 2007 as follows: Mr. Budd, 9,375 shares; Mr. Campbell, 286,750 shares; Mr. Hammergren, 5,084,766 shares; Mr. Irby, 85,853 shares; Ms. Jacobs, 77,202 shares; Mr. Julian, 1,674,500 shares; Ms. Knowles, 8,904 shares; Dr. Lawrence, 7,500 shares; Mr. Matschullat, 8,195 shares; Mr. Napier, 77,471 shares; Mr. Owen, 295,500 shares; Ms. Pure, 313,150 shares; Dr. Shaw, 66,706 shares; and all directors and executive officers as a group, 8,368,702 shares.

(5) Includes shares held by family trusts as to which each of the following named directors and their respective spouses have shared voting and investment power: Mr. Budd, 100 shares; Mr. Irby,

1,550 shares; Mr. Napier, 1,840 shares; Dr. Shaw, 11,032 shares; and those directors as a group, 14,552 shares.

(6) Includes 686 shares owned by Ms. Pure's spouse and son.

(7) Includes shares held under the Company's PSIP as of May 31, 2007 as to which participants have sole voting but no investment power as follows: Mr. Hammergren, 3,698 shares; Mr. Campbell, 684 shares; Mr. Julian, 89 shares; Mr. Owen, 1,075 shares, Ms. Pure, 1,156 shares, and all executive officers as a group, 11,027 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Philosophy and Objectives

Our compensation program is designed to motivate our officers and other key employees to achieve short- and long-term corporate goals that enhance stockholder value and enable the Company to attract and retain exceptionally talented individuals. To meet these objectives, we seek to foster a pay for performance culture by setting challenging performance goals for our executives and conditioning a significant proportion of their overall compensation on the achievement of those goals. To foster a culture where performance is highlighted in everything we do, the Company's pay for performance philosophy applies to both short- and long-term compensation elements.

Our compensation program is shaped by the highly competitive nature of the healthcare industry, and also by the highly competitive market for exceptional management talent. The amount of compensation for each named executive officer is intended to reflect the officer's experience, his or her individual performance and the performance of the Company. Consistent with our goal to pay for performance, as an executive officer's responsibility and ability to impact the Company's financial performance increases, the individual's at risk performance based compensation increases as a proportion of his or her total compensation. Moreover, the percentage of long-term relative to short-term compensation increases proportionately with job responsibility. Ultimately, our executive compensation program is designed to provide above-market compensation for achieving above-market financial results, and below-market compensation for when the Company's and/or individual performance fails to meet expectations.

At risk performance based pay for all executives is determined from the results of their annual performance review and the Company's performance against pre-established financial objectives. Beginning with FY 2006, the Compensation Committee established diluted earnings per share ("EPS") as the Company's primary performance measure for both short- and long-term compensation programs. As described in more detail below, performance based awards were designed such that payouts would occur only if the Company achieved superior levels of EPS growth.

Achievement of Performance Based Compensation

Over the last seven years, the Company's strategic and financial results have been excellent. The Company has made significant progress growing revenues, earnings per share and stockholder value. During the seven-year period between FY 2000 and FY 2007, our revenues increased from $37 billion to $93 billion, a compound annual growth rate of 14%, earnings per diluted share from continuing operations (excluding adjustments for the securities litigation reserve) increased from 65 cents to $2.89, a compound annual growth rate of 24%, and market capitalization increased from $6.0 billion to $17.3 billion, a compound annual growth rate of 17%. As shown in the stock performance chart below, over this same seven-year period, our total stockholder return outperformed both the S&P 500 Index and the Value Line Healthcare Sector Index.

Comparison of Seven-Year Cumulative Total Return (*)

- Performance results through March 31, 2007 -



McKesson Corporation
Value Line Healthcare Sector Index
Standard & Poors 500
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2000
2001
2002
2003
2004
2005
2006
2007
$100.00
$129.02
$181.73
$122.22
$148.69
$187.91
$260.81
$294.27
$115.06
$117.13
$96.18
$112.75
$118.41
$133.07
$141.46
$77.43
$76.57
$56.60
$75.15
$78.78
$86.40
$94.81

(*) Cumulative total return assumes $100 invested at the close of trading on March 31, 2000 in McKesson Corporation's common stock, the S&P 500 Index and the Value Line Healthcare Sector Index, and assumes reinvestment of dividends when paid.

Over the same seven-year period, we have centralized operations and services to gain efficiencies of scale while increasing the quality of our products and services, improved operating processes using Six Sigma, introduced innovative new products and services to drive customer satisfaction and margin expansion, and increased employee satisfaction and retention. As described in our FY 2007 Annual Report on Form 10-K, we also made a series of important acquisitions designed to expand our product offering and increase market penetration.

This progress has come under the leadership of the executive management team assembled by John H. Hammergren, our Chairman, President and Chief Executive Officer. Mr. Hammergren was appointed by the Board as the Company's co-chief executive officer in July 1999 following the resignation of our former chief executive officer. This action accompanied the resignation of the Company's chief financial officer and termination of the senior management team at our newly acquired healthcare information technology business unit after the discovery of accounting improprieties in that unit two months earlier. At that time, the Company was in distress. To secure the leadership necessary to guide the Company through these challenging times, and in light of the terminations of the preceding month, the Board and Mr. Hammergren agreed to an employment agreement on the same terms as his predecessor. It was from this starting point that Mr. Hammergren and the executive management team he assembled produced the outstanding business results described in this analysis. In April 2001, Mr. Hammergren was named by the Board as the Company's sole chief executive officer.

The compensation reported in this proxy statement primarily reflects performance during two periods: FY 2007 and the three-year period of FY 2005 to FY 2007. During this period, as explained above, the Company's financial performance has been excellent. As a result, short- and long-term performance related compensation for all named executive officers was superior. Moreover, based upon the terms of his employment agreement and due to increases in his performance related compensation, Mr. Hammergren's FY 2007 total compensation includes a significant performance based payment in his short- and long-term incentive compensation, as described in the subsections below entitled Summary Compensation Table and Grants of Plan Based Awards. In turn, Mr. Hammergren's FY 2007 cash compensation directly affects his pension benefits as displayed in the tables below.

Oversight and Authority Over Executive Officer Compensation

The Compensation Committee has responsibility for overseeing all forms of compensation for our executive officers, including the named executive officers listed in the Summary Compensation Table below (collectively, the Company's "NEOs"). For FY 2007, our NEOs and their respective titles were as follows:

- John H. Hammergren, *Chairman, President and Chief Executive Officer*;
- Jeffrey C. Campbell, *Executive Vice President and Chief Financial Officer*;
- Paul C. Julian, *Executive Vice President, Group President*;
- Marc E. Owen, *Executive Vice President, Corporate Strategy and Business Development*; and
- Pamela J. Pure, *Executive Vice President, President, McKesson Provider Technologies.*

The Compensation Committee directly employs its own independent compensation consultant, Compensation Strategies, Inc., and independent legal counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Compensation Strategies, Inc. also provides consulting services to the Governance Committee in the area of Board compensation. These advisors do not provide any other services to the Company, except as to matters related to the above mentioned activities.

At the beginning of each fiscal year the Compensation Committee's independent compensation consultant presents information that captures the levels of total compensation and individual components of pay (base salary and short- and long-term incentive potential) for executives at a diverse group of public companies with duties and responsibilities similar to the Company's executives. Information sources used by the compensation consultant include the Hewitt Associates Total Compensation Database and compensation information published by other public companies. From this larger sampling of companies, the Compensation Committee's review of salary data focuses on a smaller group of companies similar in both size and complexity (based on sales, revenues and other financial measures) that represent the types of companies with which the Company historically competes for executive talent. This diverse comparison group of companies, as identified in the chart below, provides the Compensation Committee with a broad picture of the market for executive talent. Composition of the compensation comparison group is reviewed by the Compensation Committee and its independent consultant every other year. As part of their review process, the Compensation Committee and its independent consultant endeavor to design the Company's compensation comparison group such that the addition or removal of any single company would not have a material impact on the survey results.

Company Name	Revenue In Billions(*)
Abbot Laboratories	22.5
Aetna Inc.	25.1
AmerisourceBergen Corporation	61.2
Amgen Inc.	14.3
Automatic Data Processing, Inc.	8.9
Baxter International Inc.	10.4
Becton, Dickinson and Company	5.8

Company Name	Revenue in Billions(*)
BMC Software, Inc.	1.5
Bristol-Myers Squibb Company	17.9
Cardinal Health, Inc.	81.4
Computer Sciences Corporation	14.6
CVS Corporation	43.8
Electronic Data Systems Corporation	21.3
Express Scripts, Inc.	17.7
FedEx Corporation	32.3
General Electric Company	163.4
Ingram Micro Inc.	31.4
Johnson & Johnson	53.3
Eli Lilly and Company	15.7
Medco Health Solutions, Inc.	42.5
Medtronic, Inc.	11.3
Omnicare, Inc.	6.5
Oracle Corporation	14.4
Rite Aid Corporation	17.5
Safeway Inc.	40.2
Schering-Plough Corporation	10.6
Stryker Corporation	5.4
Sysco Corporation	32.6
Thermo Fisher Scientific, Inc.	3.8
Tyco International Ltd.	41.0
Walgreen Co.	47.5
WellPoint, Inc.	57.0
McKesson Corporation	**93.0**

(*) Financial results are for the most recently completed fiscal year as publicly reported by each company as of May 31, 2007.

Annually, each element of executive officer compensation is reviewed by the Compensation Committee to determine the relative competitiveness of the Company's compensation program, which is compared against the 50th and 75th percentile of the compensation comparison group listed above. Each element of compensation and total compensation is then reviewed across our executive ranks to ensure internal consistency.

The Compensation Committee's objective is to target executive pay at levels that are comparable to similarly situated executives at the companies in our compensation comparison group. Short-term compensation, which includes both a fixed base salary and annual at risk performance based compensation, is generally targeted to provide compensation at the median (50th percentile) of the compensation comparison group when both the Company's and executive officer's performance reach predetermined target levels — which, we refer to as performance at "target." In turn, long-term compensation is generally targeted to provide compensation between the 50th and 75th percentile of the compensation comparison group when both the Company's and executive officer's performance reaches or exceeds predetermined target levels.

At the beginning of each fiscal year, our Chief Executive Officer ("CEO") evaluates the financial and strategic results of executive officers against the strategic operating plan for the prior fiscal year. The CEO's evaluation of individual performance focuses on executive officers' leadership abilities, including their professional development and mentoring of subordinates. Each executive officer is also evaluated on their commitment to the Company's "ICARE" principles, which guide all employees. These principles are:

- I — Integrity;
- C — Customer first;
- A — Accountability;
- R — Respect; and
- E — Excellence.

ICARE is the cultural foundation of the Company and the principles unify the Company and guide individuals' behavior toward each other, customers, vendors and other stakeholders.

The CEO, in consultation with the Compensation Committee's independent compensation consultant and the Executive Vice President, Human Resources, then develops compensation recommendations for executive officers. Factors that the CEO weighs in making individual target compensation recommendations include:

- the performance review conducted by the CEO;
- value of the job in the marketplace;
- relative importance of the position within our executive ranks;
- individual tenure and experience; and
- individual contributions to the Company's results.

In May, the CEO presents his findings and compensation recommendations to the Compensation Committee for its review and consideration. In addition to the CEO's findings and recommendations, the Compensation Committee reviews a compensation "tally sheet" for each executive officer. The tally sheet presents the total value of compensation when both individual and Company performance is at target, and presents an estimate of the compensation that would be delivered should the executive officer's employment be terminated voluntarily, involuntarily or as a result of a change-in-control. The Compensation Committee finds tools like tally sheets helpful in its analysis of the executive compensation program, but in determining the specific levels of compensation, the Compensation Committee is generally more focused on individual elements of the Company's executive compensation program and its measurement against similarly situated executives in the compensation comparison group. The Compensation Committee, in its sole discretion, determines the level of payout to each executive officer under our short- and long-term compensation programs for the completed fiscal year, and the individual and Company performance targets for the new fiscal year.

At the beginning of each fiscal year, the Board conducts a performance review of the CEO on the same basis described above for all other executive officers. For the Board's review, the CEO prepares a written analysis of his accomplishments keyed to the business and individual goals established for the prior fiscal year. At the Board's April meeting, the CEO presents his personal performance results for the prior fiscal year, goals for the new fiscal year and responds to any questions that may arise. At the completion of his performance review, the Board discusses the CEO's performance review in executive session prior to delivering their additional input and feedback to the Compensation Committee. In May, in executive session without the CEO present, the Compensation Committee determines the CEO's compensation with input from the Compensation Committee's independent consultants.

The Compensation Committee has responsibility for setting performance targets and payout scales for all incentive compensation programs. While performance targets are initially developed by management, and reflect the one-year and three-year strategic business operating plans reviewed with the Board, the Compensation Committee in its sole discretion may approve or amend management's recommendations.

Consistent with the Company's pay for performance culture, the Compensation Committee allocates a majority of each NEO's compensation to at risk components contingent on the successful accomplishment of pre-determined performance goals. Most recently, when measured at target, more than 90% of the Company's CEO's compensation for FY 2007 was at risk and subject to future performance. Similarly, for FY 2007, approximately 75% to 88% of compensation for the Company's other NEOs was at risk and subject to future performance.

Elements of Executive Officer Compensation

There are four basic elements of our executive compensation program, which are short-term compensation, long-term compensation, other compensation and benefits, and severance and change-in-control benefits.

Short-term Compensation

Short-term compensation is delivered in cash with a substantial portion at risk and contingent on the successful accomplishment of pre-determined performance goals. We believe it is important to have at risk compensation that can be focused on short-term Company and individual goals. For executive officers, including the Company's CEO and other NEOs, depending on the officer's seniority level, the proportion of total short-term compensation at risk ranges from approximately 40% to 60%.

Base Salary. Base salary for executive officers is determined the same way base salary is determined for all employees — base salary for a fully functioning employee should approach the 50th percentile for that position within the compensation comparison group. Base salary may be set above the 50th percentile, depending on the employee's experience, long-term performance in the job, financial results and his or her individual performance review.

The Summary Compensation Table below reflects FY 2007 base salary for each NEO. These salaries were reviewed by the Compensation Committee at its May 2006 meeting, at which salaries were increased effective May 28, 2006. Increases in FY 2007 salaries for NEOs were the result of the Compensation Committee's evaluation of their individual performance, and in response to market data derived from the compensation comparison group as reviewed annually by the committee with its independent compensation consultant.

Base salaries were again reviewed by the Compensation Committee at its May 2007 meeting. Consistent with prior year practice, effective May 27, 2007, the Compensation Committee approved FY 2008 base salary increases for the Company's NEOs based on the evaluation and review process described above.

Annual Incentive. The Management Incentive Plan ("MIP") is an annual cash incentive program with payments determined by performance against measurable annual financial goals. The MIP, like base salary, is designed to deliver short-term cash incentive compensation on average at the 50th percentile of the compensation comparison group.

In May 2006, the Compensation Committee approved EPS of $2.62 as the MIP performance target for FY 2007. EPS was chosen as the relevant performance measure because it is a key metric used by management to direct and measure the Company's business performance, and the basis upon which we communicate forward-looking financial information to the investment community. Moreover, we believe that EPS measures are clearly understood by both our employees and stockholders, and that incremental EPS growth leads to the creation of long-term stockholder value. Therefore, since FY 2006, both short- and long-term performance compensation programs employed by the Company have used EPS as a performance target. As such, a large percentage of NEO cash and equity opportunities are tied to the achievement of EPS growth.

For FY 2007, our NEOs were eligible for MIP target award opportunities that ranged from 75% to 135% of their base salary. The Company's actual financial performance can result in a MIP payout range of zero to 200% of the NEO's pre-established target. In FY 2007, based on the performance targets established in May 2006, actual performance exceeded the predetermined EPS target goal by more than 10%. As described in greater detail below in the narrative following the Summary Compensation Table, MIP payouts are conditioned on the achievement of a minimum EPS goal below which no award would be earned, and conversely, payouts are subject to a maximum EPS goal above which no additional award would be earned. The Compensation Committee has the authority to adjust EPS targets to reflect unusual events, such as acquisitions, divestures and unusual stock buybacks.

The Compensation Committee has the authority to further adjust the amount earned under MIP based upon the NEO's individual performance review. Individual performance targets are established at the beginning of the fiscal year and approved by the Board in the case of the CEO, or by the CEO in the case of the other executive officers. The individual performance modifier can adjust individual payouts to zero, or increase the payout by an additional 50%, to reflect the employee's individual impact on achieving the Company's financial results. The CEO makes a recommendation to the Compensation Committee for each executive officer's personal modifier, which ultimately is decided solely by the committee, whereas the committee will determine the personal modifier for the CEO based on his performance review before the full Board.

In May 2007, the Compensation Committee decided to continue using EPS and individual performance as the MIP modifiers for the fiscal year ending March 31, 2008. The FY 2008 EPS target approved by the Compensation Committee is consistent with the guidance published by the Company on May 7, 2007, which disclosed an earnings range between $3.15 and $3.30 per diluted share. The Company and the Compensation Committee believe that the EPS goal for a target MIP payout is realistic and achievable while providing strong motivation for executives to strive to exceed the EPS goal in a way that balances short- and long-term stockholder value creation. For FY 2008, consistent with the Company's prior year practice, our NEOs are eligible for MIP target award opportunities of 75% to 135% of their base salary, which may be adjusted based on the Company and individual performance modifiers described above.

Long-term Compensation

We believe that a significant portion of compensation should be contingent on delivery of value to all stockholders. We believe that long-term compensation is a critical component of any executive compensation program because of the need to foster a long-term focus on the Company's financial results. Long-term compensation is an incentive tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors to sustained stockholder value creation.

In FY 2006, we restructured our long-term compensation program for executive officers in order to create a stronger correlation between Company performance and long-term compensation. Specifically, we reduced our reliance on stock options by introducing a new element of equity compensation — grants of performance restricted stock units, which we call "PeRSUs." As explained further below, PeRSUs are awards conditioned on the achievement of individual and Company performance targets, which after completion of a one-year performance period, are settled in RSUs that vest over a subsequent three-year period. We believe the use of PeRSUs focuses executives' attention on annual financial goals, individual contributions to the Company's success and stock price appreciation. The Company's deliberate move away from the broad use of stock options to PeRSUs as a performance motivating tool also reflects changes in market practice and the financial accounting treatment of share-based compensation. Starting in FY 2007, long-term compensation was delivered to NEOs using a combination of cash incentives, stock options and PeRSUs.

We believe retention value is generated by the three-year performance cycle for our cash incentive program, and vesting requirements of equity grants. In addition to using the survey results of our compensation comparison group, the Compensation Committee annually reviews the compensation at risk versus the vested value in hand for each executive officer which can be used in setting individual long-term compensation targets.

Generally, within long-term compensation, the Compensation Committee seeks to allocate awards on the basis of 20% cash, 40% stock options and 40% PeRSUs. Since final compensation awards are subject to future performance, long-term compensation that is actually paid to our executive officers may reflect a different relative allocation.

Cash. The cash portion of the Company's long-term incentive compensation program is designed to motivate executives to exceed multi-year financial goals. The performance targets used in this program directly reflect the Company's long-term strategic operating plan that is reviewed with the Board. The cash opportunities under the Company's Long Term Incentive Plan ("LTIP") generally span a three-year performance cycle. A new three-year cycle with new target incentives and performance goals begins each fiscal year. When mature, this portion of the long-term incentive compensation program will have three, three-year performance cycles running concurrently. As described in greater detail below in the narrative following the Summary Compensation Table, participants may earn zero to 300% of their LTIP target opportunity depending on the Company's actual performance versus pre-established goals. Performance is assessed and payments that may be earned are approved in May, following the close of the third fiscal year of the performance cycle.

The FY 2005 — FY 2007 LTIP performance period, which ended March 31, 2007, was aligned with a cumulative EPS goal of $4.41 per share and with return on committed capital of 22.5%. Due to the restructuring of executive officer compensation in FY 2006, the FY 2005 — FY 2007 LTIP EPS goal was based upon EPS earnings for only a two-year period (FY 2006 through FY 2007) as opposed to the typical three year goal. Also, the FY 2005 — FY 2007 LTIP payout is the last to include a "return on committed capital" performance component. Since FY 2006, the Compensation Committee has used EPS as the Company's primary performance measure for both short- and long-term compensation programs. The actual LTIP cash payouts for the FY 2005 — FY 2007 performance period for each of our NEOs is reflected in the Summary Compensation Table below.

At its May 2007 meeting, the Compensation Committee established a FY 2008 — FY 2010 LTIP performance target of $2,700,000, $675,000, $1,375,000, $400,000 and $675,000 for Messrs. Hammergren, Campbell, Julian, Owen and Ms. Pure, respectively. The FY 2008 — FY 2010 LTIP target amounts were selected by the Compensation Committee based on its evaluation of each NEO's individual performance, and in response to market data derived from the compensation comparison group as reviewed by the Compensation Committee with its independent compensation consultants.

Stock Options. We believe stock options align executive officer financial interests directly with stockholders via stock price appreciation. Stock option grants are made at the beginning of each fiscal year and generally vest in four equal annual installments over a four year period with a seven-year life. The grant date fair value is targeted to be approximately 40% of the total long-term compensation for the fiscal year. Consistent with its review of stock option awards by companies within the compensation comparison group, during FY 2007 the Compensation Committee awarded a stock option to Messrs. Hammergren, Campbell, Julian, Owen and Ms. Pure for 285,000, 63,000, 142,000, 42,000 and 55,000 shares, respectively. Similarly, for FY 2008, the Compensation Committee awarded a stock option to Messrs. Hammergren, Campbell, Julian, Owen and Ms. Pure for 300,000, 75,000, 145,000, 44,000 and 75,000 shares, respectively.

Performance Restricted Stock Units. PeRSU target award opportunities are set at the beginning of each fiscal year. The actual number of RSUs granted one year later upon settlement of PeRSUs can range from zero to 200% of the initial target amount, depending on both individual and Company accomplishment of pre-determined performance goals. Vesting of the RSUs issued upon settlement occurs in two phases, with fifty percent vested in the second and fourth years after the PeRSU target performance awards are established. For the fiscal year ended March 31, 2007, the Compensation Committee approved an EPS target of $2.62 as the Company's performance target. Since the Company's actual EPS performance for the FY 2007 performance period was $2.89, executive officers' PeRSUs target awards were increased by 14% over the initial target amount. Similar to the MIP, the results were further modified based on the individual performance of each NEO. Accordingly, at its May 2007 meeting, the Compensation Committee awarded Messrs. Hammergren, Campbell, Julian, Owen and Ms. Pure a total of 188,100, 37,950, 87,780, 29,070 and 37,620 shares, respectively. The final PeRSU awards earned by each NEO for the FY 2007 performance period is reflected in the footnotes to the Grants of Plan Based Awards Table below.

At its May 2007 meeting, the Compensation Committee established a FY 2008 PeRSU target award opportunity of 110,000, 22,000, 44,000, 17,000 and 22,000 shares for Messrs. Hammergren, Campbell, Julian, Owen and Ms. Pure, respectively. The FY 2008 PeRSU target amounts were selected by the Compensation Committee based on its evaluation of each NEO's individual performance, and in response to market data derived from the compensation comparison group as reviewed annually by the Compensation Committee with its independent compensation consultant.

Other Compensation and Benefits

The Company provides a broad array of benefits to all employees. These broad based benefits are comparable to those offered by other employers in our industry and geographic locations. A limited number of additional benefits are also provided to executive officers as part of the total compensation package because we believe that it is customary to provide such benefits, or otherwise in our best interest to do so. In providing such benefits, both management and the Compensation Committee determined that these elements are appropriate for the attraction and retention of executive talent. In addition to the discussion of benefits below, the compensation associated with these programs is included in the All Other Compensation Table, which follows the Summary Compensation Table.

The Company has four benefit plans under which participation is restricted to executive officers with approval of the Compensation Committee. These benefit plans are reviewed periodically to ensure that they continue to meet their objectives. The four executive officer benefit plans are as follows:

- the Executive Benefit Retirement Plan ("EBRP"), a final pay pension plan. This plan has been phased out with participation restricted to the current roster of executive officers.
- the Executive Medical Plan, which provides reimbursement of eligible medical, dental and vision expenses for executive officers and their enrolled dependents;
- the Executive Survivor Benefit Plan, which provides a supplemental death benefit in addition to the voluntary life insurance plan provided to all employees; and
- the Executive Salary Continuation Program, which provides short-term disability benefits.

At its May 2007 meeting, the Compensation Committee concluded that it was appropriate to continue to offer such executive officer benefit plans. These benefits were deemed necessary since without these programs, restrictions and caps generally imposed on insured plans would result in curtailment of benefits to executive officers.

At the same meeting, the Compensation Committee concluded that the EBRP has been a valuable tool in attracting mid-career executive talent, including some of our current NEOs. However, with the change in the accounting treatment of share-based awards, the Compensation Committee determined there are other benefit programs that are equally effective as the existing EBRP. Therefore, effective May 22, 2007, the Compensation Committee closed future participation in the EBRP to the current roster of executive officers.

The Company also offers two voluntary nonqualified deferred compensation plans:

- Deferred Compensation Administration Plan III ("DCAP III"); and
- Supplemental Profit Sharing Investment Plan II ("SPSIP II").

These plans are not tax-qualified plans under the Internal Revenue Code. DCAP III is offered to all employees eligible for the MIP, including all executive officers and other select highly compensated employees. The SPSIP II is offered to all employees who may be impacted by the compensation limits that restrict participation in the Company's qualified 401(k) plan, the Profit Sharing Investment Plan ("PSIP"), including executive officers.

The Company's executive officers are offered other benefits, including reimbursement for financial counseling, estate planning and tax preparation services. The CEO has been directed by the Board to use corporate aircraft for all travel. He may authorize the use of the corporate aircraft for personal use by Mr. Julian and Ms. Pure and their families generally in conjunction with business related activities. The Company provides security services for Mr. Hammergren, Mr. Julian and Ms. Pure. A car and driver are available for use by Mr. Hammergren and Mr. Julian and other executive officers.

Severance and Change-in-Control Benefits

Selected senior executives, including the NEOs, are covered by the Company's Change-in-Control Policy for Selected Executive Employees (the "CIC Policy"), which was updated effective November 1, 2006. We believe the protection afforded under the CIC Policy is in line with current market practice. Specific change-in-control language, consistent with the new CIC Policy, is included in Ms. Pure's and Mr. Julian's employment agreements. All contracts, policies and plans with change-in-control protections require an individual's termination, a so-called "double trigger," to invoke the protection. Coverage by the CIC Policy is managed by the Compensation Committee.

Each of the Company's stockholder approved equity compensation plans includes change-in-control provisions consistent with current market practice and the Company's CIC Policy. These plans generally provide that there is no change in the timing of vesting unless there is an involuntary or constructive termination of employment following a change-in-control.

Mr. Hammergren's agreement provides for severance benefits in the case of voluntary, involuntary and constructive termination with or without a "change-in-control," as it is defined in his employment agreement and summarized below under "Executive Employment Agreements." Mr. Hammergren's employment agreement, in substantially its current form, was extended to him when he was offered the position of co-CEO in 1999. The severance provisions of that employment agreement were not materially different from the agreement of his predecessor, including provisions regarding pension rights.

The aggregate value of change-in-control, severance and termination benefits for each NEO is summarized below under the subheadings, "Post-Employment Compensation and Benefits" and "Executive Employment Agreements."

Information on Other Compensation-Related Topics

Stock Ownership Guidelines

In January 2007, the Company revised its guidelines for stock ownership by executive officers, which had been originally adopted in 2002. The Company's stock ownership guidelines were revised to include MIP as a measuring component, such that the guideline is now expressed as a multiple of base salary and target MIP. The effect of such amendment was to substantially increase the ownership requirement for each of the Company's executive officers. The revised stock ownership guideline for our CEO is four times his combined base salary and target MIP, whereas the Company's remaining NEOs must achieve three times their combined base salary and target MIP. In light of this increase, our executive officers are allowed five years from January 2007 to meet the stock ownership guideline. However, as of May 31, 2007, each of our NEOs has satisfied the Company's revised stock ownership guideline.

The stock ownership guideline may be met with common stock owned outright, shares owned in their PSIP (the Company's 401(k) plan), and any shares of restricted stock or RSUs. Stock options, whether vested or unvested, do not count towards meeting the stock ownership guideline. Progress toward the guideline is reviewed each May as part of the executive's total compensation review.

The Company's directors are also subject to a stock ownership guideline, which is summarized above in the subsection entitled "Corporate Governance — Director Stock Ownership Guidelines."

Equity Grant Practices

Stock options are awarded at an exercise price equal to the closing price of the Company's common stock reported on date of the grant. In most situations, the date of grant is the same day that the Compensation Committee meets to approve the grant. From time to time, the Compensation Committee's meeting occurs shortly before or after the Company's earnings are released to the investment community. When this occurs, the Compensation Committee will delay setting the equity grant date to the third business day following the date the Company's earnings are released to the investment community. Stock option re-pricing is not permitted.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the Company's tax deduction to $1,000,000 for compensation paid to NEOs, unless the compensation is "performance based" within the meaning of that section and regulations.

The Compensation Committee's intention is and has been to comply with the requirements of Code Section 162(m) unless the Compensation Committee concludes that adherence to the limitations imposed by these provisions would not be in the best interest of the Company or its stockholders. The Company believes that payments made under its MIP and LTIP programs, and the grants of RSUs made under its PeRSU program, qualify as performance based compensation eligible for an exception from the deduction limitation of Code Section 162(m).

Clawback Policy

As described in the Company's standard award documentation, the Compensation Committee may seek to recoup any economic gains from equity grants from any employee who engages in conduct which is not in good faith and which disrupts, damages, impairs or interferes with the business, reputation or employees of the Company or its affiliates.

Compensation Committee Report on Executive Compensation

We, the Compensation Committee of the Board of Directors of McKesson Corporation, have reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on such review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in McKesson Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

Compensation Committee of the Board of Directors

Alton F. Irby III, Chair
M. Christine Jacobs
David M. Lawrence, M.D.

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended March 31, 2007 by our Chief Executive Officer, our Chief Financial Officer, and our three other most highly-compensated executive officers (collectively, our "NEOs"):

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)(4)	All Other Compensation ($)(5)	Total ($)
John. H. Hammergren *Chairman, President and Chief Executive Officer*	2007	1,366,716	10,837,632	935,629	10,981,932	6,394,748	456,514	30,973,171
Jeffrey C. Campbell *Executive Vice President and Chief Financial Officer*	2007	687,365	2,306,866	1,051,208	3,050,000	242,000	127,631	7,465,070
Paul C. Julian *Executive Vice President, Group President*	2007	830,829	5,273,634	466,172	4,450,000	962,789	299,717	12,283,141
Marc E. Owen *Executive Vice President, Corporate Strategy and Business Development*	2007	526,969	1,582,402	137,891	1,800,000	387,306	61,609	4,496,177
Pamela J. Pure *Executive Vice President, President, McKesson Provider Technologies*	2007	627,238	2,224,523	324,884	2,200,000	562,548	175,401	6,114,594

(1) Amounts shown reflect the accounting expense recognized by the Company for financial statement reporting purposes in accordance with FAS 123(R), and do not reflect whether the NEO has actually realized a financial benefit from the award. For information on the assumptions used to calculate the value of the awards, refer to Note 19 of the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as filed with the SEC on May 9, 2007. However, in accordance with SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) Amounts shown consist of payouts under two compensation programs, the Company's MIP and the LTIP, as follows:

- *MIP for FY 2007:* Mr. Hammergren, $5,581,932; Mr. Campbell, $1,550,000; Mr. Julian, $2,350,000; Mr. Owen, $1,200,000; and Ms. Pure, $1,600,000. In prior years, the Company's MIP payouts appeared in the "Bonus" column of its annual proxy statement. However, under current SEC rules, annual performance-based incentive payments such as the Company's MIP is not considered a bonus, which is generally discretionary in nature.

- *LTIP for FY 2005-FY 2007:* Mr. Hammergren, $5,400,000; Mr. Campbell, $1,500,000; Mr. Julian, $2,100,000; Mr. Owen, $600,000; and Ms. Pure, $600,000.

(3) Amounts shown represent the increase in annual actuarial present value of pension benefits and above-market interest earned from amounts deferred into the Company's nonqualified deferred compensation plans, as follows:

- *Pension:* Mr. Hammergren, $6,264,000; Mr. Campbell, $242,000; Mr. Julian, $866,000; Mr. Owen, $301,000; and Ms. Pure, $531,000.

- *Nonqualified deferred compensation:* Mr. Hammergren, $130,748; Mr. Campbell, $0; Mr. Julian, $96,789; Mr. Owen, $86,306; and Ms. Pure, $31,548.

(4) The assumptions used in calculating the increase in pension benefits are set forth in the Pension Benefits Table below, under the subsection entitled "Actuarial Assumptions."

(5) The amounts shown are detailed in the supplemental table below entitled All Other Compensation Table.

Narrative to the Summary Compensation Table

Long Term Incentive Plan

The Summary Compensation Table above reflect the amounts earned for the FY 2005 - FY 2007 LTIP performance period. The performance measures approved by the Compensation Committee for the FY 2005 - FY 2007 LTIP performance period were cumulative EPS over the period FY 2006 through FY 2007 and return on committed capital ("ROCC") for FY 2007. As previously mentioned, due to the restructuring of executive officer compensation in FY 2006, the FY 2005 - FY 2007 LTIP EPS goal was based upon EPS earnings for only a two-year period (FY 2006 through FY 2007) as opposed to the typical three year goal. The two measures, cumulative EPS and ROCC, are additive in their impact on the final result; in other words, each can increase the target by 150%. As initially set by the Compensation Committee, cumulative EPS of $4.41 and ROCC of 22.5% would produce a modifier of 50%, so when combined, accomplishment of these performance measures would produce a payment at 100% of target. Equally, other combinations of EPS and ROCC could also produce payment at target. As designed, the NEOs would not be entitled to any additional award under the Company's FY 2005 - FY 2007 LTIP for achievement of a performance measure greater than EPS of $4.75 and ROCC of 25%.

At its meeting in May 2007, during its annual review of compensation for executive officers, the Compensation Committee assessed the Company's performance versus the performance measures approved for the FY 2005 - FY 2007 LTIP performance period. Reported cumulative EPS was $5.29, excluding special items, resulting in targets being adjusted by 150%. ROCC for FY 2007 was 56.6%, resulting in targets being adjusted by 150%. As reflected in the Summary Compensation Table above, the overall result was therefore 300% of the target amount.

Management Incentive Plan

At its meeting in May 2006, during its annual review of compensation for executive officers, the Compensation Committee approved target awards (expressed as a percent of annual base salary), the performance measure and the award scale for the FY 2007 MIP. Targets for the NEOs for FY 2007 are displayed below in the Grants of Plan Based Awards Table. The Compensation Committee approved an EPS target for FY 2007 of $2.62. Each penny of EPS below the approved target reduced the resulting award by two and one-half percent. Earnings below $2.42 would have resulted in no MIP payout. Each penny of EPS above the approved target, up to an EPS of $2.72, increased the resulting award by two and one-half percent. Each penny of EPS above $2.72 increased the resulting award by five percent, up to a maximum award of 200% of target.

At its meeting in May 2007, during its annual review of compensation for executive officers, the Compensation Committee assessed the Company's performance versus the MIP performance measures approved in May 2006. Reported EPS for FY 2007 was $2.89, resulting in an adjustment of awards to NEOs of 200% of target. The Compensation Committee further adjusted the results to reflect individual contributions to the overall results.

All Other Compensation Table

Totals for amounts reported as All Other Compensation in the preceding Summary Compensation Table are described below:

Elements of All Other Compensation	John H. Hammergren	Jeffrey C. Campbell	Paul C. Julian	Marc E. Owen	Pamela J. Pure
PSIP (401(k)) Match($)(a)	7,846	8,800	8,800	8,771	8,800
SPSIP II Match($)(b)	205,869	58,695	86,833	8,792	36,789
DCAP III Match($)(c)	—	—	—	31,087	20,500
Executive Medical Plan($)(d)	7,791	7,791	7,791	7,791	7,791
Financial Consulting($)(e)	14,296	13,088	12,399	5,168	12,000
Housing / Relocation($)(f)	—	39,257	85,000	—	31,752
Company Aircraft($)(g)	133,825	—	78,191	—	8,340
Car and Driver($)(h)	9,290	—	12,908	—	—
Tax Gross-up($)	74,268(g)	—	—	—	15,941(i)
Home Security($)(i)	—	—	—	—	33,184
Legal Fees($)(j)	2,860	—	7,326	—	—
Gifts($)	469	—	469	—	304
Total	**456,514**	**127,631**	**299,717**	**61,609**	**175,401**

(a) Represents the aggregate value of the Company's stock contributions under the Company's PSIP (the Company's 401(k) plan).

(b) Represents the Company's matching contributions under the SPSIP II, which is described below in the subsection entitled "Narrative Disclosure to the Non-Qualified Deferred Compensation Plan."

(c) Represents the Company's matching contributions under the DCAP III, which is described below in the subsection entitled "Narrative Disclosure to the Non-Qualified Deferred Compensation Plan."

(d) Reflects the aggregate incremental cost to the Company of the Executive Medical Plan, determined by first calculating the difference between: (i) the cost to the Company of the benefits actually paid under the Executive Medical Plan, and (ii) what would have been the cost to the Company had the claims been processed through a medical plan available to all employees. The total amount of such difference was then divided among the executive officers equally, and the cost allocated to each NEO is shown in the table immediately above.

(e) Represents the total cost of financial counseling services, which include tax preparation services, paid for by the Company on behalf of the NEOs.

(f) Represents housing assistance payments for Mr. Campbell, Mr. Julian and Ms. Pure. During FY 2007, Mr. Julian sold the residence for which housing assistance payments were being provided, resulting in the discontinuance of those payments.

(g) Represents the aggregate incremental cost to the Company of personal travel on Company aircraft by Mr. Hammergren, Mr. Julian and Ms. Pure. In calculating that cost, the Company determined the direct operating cost per flight hour for each aircraft, which includes costs for fuel, maintenance, labor, parts, engine restoration, landing and parking fees, crew expenses, supplies and catering. The direct operating cost per flight hour was then multiplied by the total number of personal flight hours for each of these NEOs. As authorized by a resolution of the Board, Mr. Hammergren uses Company aircraft for both business and personal travel for security, productivity and privacy reasons. The Company reimbursed Mr. Hammergren for taxes due on the income imputed to him for personal travel on Company aircraft.

(h) Represents the aggregate incremental cost of the personal use by Mr. Hammergren and Mr. Julian of a Company-provided car and driver, calculated by multiplying: (i) the amount paid for the driver's services and various vehicle operating costs by (ii) a fraction, the denominator of which is the total hours of available car service, and the numerator of which is the number of hours of personal travel by each of these NEOs.

(i) Represents the reimbursement by the Company of costs to Ms. Pure of installing home security devices. The Company also reimbursed Ms. Pure for taxes due on the resulting imputed income.

(j) Represents the reimbursement by the Company of the legal expenses incurred by Messrs. Hammergren and Julian in connection with the review and revision of their employment agreements in order to comply with the proposed regulations issued under Code Section 409A.

Grants of Plan Based Awards Table

The following table sets forth certain information with respect to stock and option awards and other plan based awards granted during the fiscal year ended March 31, 2007 to our NEOs:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Opinions Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
John H. Hammergren	5/23/2006							285,000	47.97	4,376,261
LTIP		—	2,700,000	8,100,000						
PeRSU					—	110,000	220,000			5,276,700
MIP		930,322	1,860,644	5,581,932						
Jeffrey C. Campbell	5/23/2006							63,000	47.97	967,384
LTIP		—	600,000	1,800,000						
PeRSU					—	25,000	50,000			1,199,250
MIP		296,642	593,283	1,779,849						
Paul C. Julian	5/23/2006							142,000	47.97	2,180,453
LTIP		—	1,375,000	4,125,000						
PeRSU					—	55,000	110,000			2,638,350
MIP		420,415	840,829	2,522,487						
Marc E. Owen	5/23/2006							42,000	47.97	644,923
LTIP		—	400,000	1,200,000						
PeRSU					—	17,000	34,000			815,490
MIP		200,325	400,650	1,201,950						
Pamela J. Pure	5/23/2006							55,000	47.97	844,542
LTIP		—	550,000	1,650,000						
PeRSU					—	22,000	44,000			1,055,340
MIP		269,779	539,559	1,618,676						

(1) The amounts shown in these columns represent the range of possible cash payouts for each NEO under: (i) the Company's LTIP for the FY 2007-FY 2009 performance period, and (ii) the Company's MIP for the FY 2007 performance period, as determined by the Compensation Committee at its May 2006 meeting. Amounts actually earned under the Company's FY 2007 MIP is included above in the Summary Compensation Table under the column titled, Non-Equity Incentive Plan Compensation. Information regarding the operation of the LTIP and MIP can be found in Compensation Discussion and Analysis under "Long-term Compensation — Cash" and "Short-term Compensation — Annual Incentive," respectively, and above under "Narrative to the Summary Compensation Table."

(2) The amounts shown in these columns represent the range of possible PeRSU awards for the FY 2007 performance period, as determined by the Compensation Committee at its May 2006 meeting. As the result of individual and Company accomplishment of pre-determined performance goals, the actual amount of RSUs awarded to each NEO, which was determined at the Compensation Committee's May 2007 meeting, was as follows: Mr. Hammergren, 188,100 shares; Mr. Campbell, 37,950 shares; Mr. Julian, 87,780 shares; Mr. Owen, 29,070 shares; and Ms. Pure, 37,620 shares. Amounts disclosed in these columns do not include dividend equivalents that will accrue to the RSU awards. Recipients of RSUs are entitled to dividend equivalents at the same

rate applicable to the Company's common stockholders, and upon vesting, dividend equivalents are to be paid in cash. When the dividend equivalent vest, they will be reported in the Company's proxy statement for that year under the Option Exercises and Stock Vested Table. PeRSUs, including their vesting schedule, are described in Compensation Discussion and Analysis under "Long-term Compensation — Performance Restricted Stock Units."

(3) Stock options vest at the rate of 25% per year over a four-year period, beginning on the first grant date anniversary, subject to the NEO's continued employment. The Company's stock options generally expire seven years from the date of grant.

(4) Calculated in accordance with FAS 123(R).

Outstanding Equity Awards Table

The following table sets forth information concerning stock options and stock awards held by the NEOs as of March 31, 2007:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
John H. Hammergren	25,666	—	$ 50.3750	1/28/2008	528,919(5)	30,962,918
	66,666	—	$ 90.9332	5/29/2008		
	66,667	—	$113.4955	5/29/2008		
	66,667	—	$136.7416	5/29/2008		
	19,850	—	$ 73.0000	1/27/2009		
	1,000,000	—	$ 73.0000	1/27/2009		
	868,000	—	$ 29.8125	8/16/2009		
	225,000	—	$ 28.2500	10/30/2010		
	225,000	—	$ 32.6700	1/31/2011		
	300,000	—	$ 38.6500	7/25/2011		
	500,000	—	$ 38.2000	1/29/2012		
	275,000	—	$ 32.9200	7/30/2012		
	275,000	—	$ 28.6000	1/28/2013		
	600,000	—	$ 34.3600	7/30/2013		
	400,000	—	$ 34.9400	5/25/2011		
	300,000	—	$ 45.0200	7/27/2012		
	—	285,000	$ 47.9700	5/23/2013		
Jeffrey C. Campbell	105,000	75,000(3)	$ 29.0100	1/27/2014	94,178(5)(6)	5,513,180
	95,000	—	$ 34.9400	5/25/2011		
	71,000	—	$ 45.0200	7/27/2012		
	—	63,000	$ 47.9700	5/23/2013		
Paul C. Julian	10,000	—	$ 50.3750	1/28/2008	234,135(5)	13,706,263
	10,000	—	$ 50.3750	1/28/2008		
	200,000	—	$ 73.0000	1/27/2009		
	125,000	—	$ 28.2500	10/30/2010		
	75,000	—	$ 32.6700	1/31/2011		
	250,000	—	$ 38.6500	7/25/2011		
	200,000	—	$ 38.2000	1/29/2012		
	150,000	—	$ 32.9200	7/30/2012		
	150,000	—	$ 28.2800	1/27/2013		
	350,000	—	$ 34.3600	7/30/2013		

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
	175,000	—	$ 34.9400	5/25/2011		
	164,000	—	$ 45.0200	7/27/2012		
	—	142,000	$ 47.9700	5/23/2013		
Marc E. Owen	100,000	—	$ 39.8100	10/25/2011	67,511(5)	3,952,094
	30,000	—	$ 32.9200	7/30/2012		
	30,000	—	$ 28.2800	1/27/2013		
	75,000	—	$ 34.3600	7/30/2013		
	40,000	—	$ 34.9400	5/25/2011		
	40,000	—	$ 45.0200	7/27/2012		
	—	42,000	$ 47.9700	5/23/2013		
Pamela J. Pure	100,000	—	$ 38.2000	1/29/2012	90,362(5)	5,289,791
	21,900	—	$ 28.2800	1/27/2013		
	80,000	—	$ 34.3600	7/30/2013		
	37,500	12,500(4)	$ 29.7500	3/30/2014		
	60,000	—	$ 34.9400	5/25/2011		
	62,000	—	$ 45.0200	7/27/2012		
	—	55,000	$ 47.9700	5/23/2013		

(1) Except as otherwise noted, options vest at the rate of 25% per year over a four-year period, beginning on the first grant date anniversary, subject to the NEO's continued employment.

(2) Based on a closing price of the Company's common stock of $58.54 on March 30, 2007 as reported by the NYSE.

(3) Represents unvested portion of a January 27, 2004 award granted to Mr. Campbell in the amount of 300,000 shares. The remaining portion of this award vests fully on January 27, 2008.

(4) Represents unvested portion of a March 30, 2004 award granted to Ms. Pure in the amount of 50,000 shares. The remaining portion of this award vests fully on March 30, 2008.

(5) The stock awards vest as follows:

- May 23, 2007 — Mr. Hammergren, 133,000 shares; Mr. Campbell, 30,500 shares; Mr. Julian, 72,000 shares; Mr. Owen, 20,412 shares; and Ms. Pure, 32,000 shares;
- May 25, 2007 — Mr. Hammergren, 55,000 shares; Mr. Campbell, 2,275 shares; Mr. Julian, 10,300 shares; Mr. Owen, 3,640 shares; and Ms. Pure, 4,700 shares;
- May 24, 2008 — Mr. Hammergren, 27,919 shares; Mr. Campbell, 4,653 shares; Mr. Julian, 9,835 shares; Mr. Owen, 3,046 shares; Ms. Pure, 6,662 shares;
- May 23, 2009 — Mr. Hammergren, 133,000 shares; Mr. Campbell, 30,500 shares; Mr. Julian, 72,000 shares; Mr. Owen, 20,413 shares; and Ms. Pure, 32,000 shares;
- May 25, 2009 — Mr. Hammergren, 180,000; Mr. Campbell, 20,000; Mr. Julian, 70,000; Mr. Owen, 20,000; and Ms. Pure, 15,000.

(6) Includes an award of 6,250 shares of restricted stock granted to Mr. Campbell on January 27, 2004 that will fully vest on January 27, 2008.

Option Exercises and Stock Vested Table

The following table provides information concerning option and stock awards exercised and vested, respectively, for NEOs during the fiscal year ended March 31, 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
John H. Hammergren	1,300,000	30,078,303	41,487	2,021,662
Jeffrey C. Campbell	120,000	3,216,978	6,250	349,563
Paul C. Julian	200,000	5,145,781	14,115	687,824
Marc E. Owen	—	—	4,318	210,416
Pamela J. Pure	58,000	1,397,469	—	—

(1) Represents the amounts realized based on the difference between the market price of the Company's common stock on the date of exercise and the exercise price.

(2) Represents the amount realized based on the market price of the Company's common stock on the vesting date.

Pension Benefits Table

The following table sets forth the actuarial present value of the benefit accumulated by each NEO under the Company's Executive Benefit Retirement Plan ("EBRP"), calculated as of December 31, 2006, the plan measurement date used for financial statement reporting purposes, and using the same assumptions as are used in the Company's audited financial statements, except that retirement age is assumed to be the normal retirement age as defined in the EBRP or as provided in the executive officer's employment agreement.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($) (1)	Payments During Last Fiscal Year ($)
John H. Hammergren	EBRP	10	34,658,000	—
Jeffrey C. Campbell	EBRP	3	2,000,000(2)	—
Paul C. Julian	EBRP	10	4,398,000	—
Marc E. Owen	EBRP	5	1,415,000	—
Pamela J. Pure	EBRP	5	1,700,000	—

(1) The present value of these benefits is shown based on the assumptions used in determining our annual pension expense, as shown in the table below in the subsection entitled "Actuarial Assumptions." The amounts shown represent those recognized by the Company in its financial statements as a pension obligation.

(2) Participants become vested in the EBRP benefits after completing five years of service. As Mr. Campbell's service is less than five years, he has not yet vested in the Company's EBRP.

Actuarial Assumptions

The amounts shown in the Summary Compensation Table and Pension Benefits Table above are actuarial present values of the benefits accumulated through the date shown. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the discount rate, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. The assumed retirement age for each executive is the earliest age at which the executive could retire without any benefit reduction due to age. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age. The pension benefit values are based on the following actuarial assumptions:

	December 31, 2006	December 31, 2005
Discount rate	5.74%	5.65%
Lump sum conversion rate	4.00%	4.00%
Retirement ages:		
EBRP	62	62
Individual Agreement — Mr. Hammergren	55 and one month	55 and one month
Turnover, disability or mortality before retirement	None	None
Post-retirement mortality rate	RP2000 Healthy Annuitants Mortality table projected by scale AA to 2014	RP2000 Healthy Annuitants Mortality table projected by scale AA to 2014
Future salary increases	None	None
Form of payment — EBRP and Individual Agreement for Mr. Hammergren	Lump sum	Lump sum

For additional information on the Company's pension obligations, refer to Note 13 of the Company's consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as filed with the SEC on May 9, 2007.

Narrative Disclosure to the Pension Benefit Table

Introduction

As of June 1, 2007, in addition to the above named NEOs, all current executive officers were approved participants in the Company's EBRP. After its most recent review of executive compensation, including executive benefits, the Compensation Committee concluded that the goal of the EBRP could be fulfilled through other, more targeted forms of compensation without a material impact on the Company's employee benefit expense. Therefore, effective June 1, 2007, the Compensation Committee has chosen to close the EBRP to new participants.

The Benefit Formula

For Retirement at Age 62 or Older:

Participants become vested in the EBRP benefits after completing five years of service. The following is a brief summary of the benefits that would be conveyed to a participant in the Company's EBRP, assuming retirement at age 62 or older and five or more years of credited service.

A participant who separates from service on or after reaching age 62 receives benefits calculated by applying the following benefit formula: (i) a service-based percentage of his or her "average final compensation," as it is defined below, minus (ii) the hypothetical annualized benefit payable under the Company's "Retirement Share Plan," which was a former element of the Company's PSIP (collectively, the "Basic Retirement Benefits"). The Retirement Share Plan, introduced in January 1997 and discontinued after March 31, 2004, was an element offered under the Company's 401(k) plan, the PSIP. As of March 31, 2007, only Messrs. Hammergren and Julian maintained a balance under the Retirement Share Plan such that it would serve as an offset to the calculation of their Basic Retirement Benefits.

Calculation of the Average Final Compensation

The EBRP provides that the benefit percentage described below will be applied to the average final compensation. Average final compensation is defined as the average annual compensation during the five consecutive years of full-time employment in the participant's final fifteen years before separation from service that produces the highest average — more simply, the highest consecutive five in the final fifteen years. Compensation recognized in the benefit formula includes annual base salary and payments under the MIP, even if the participant has voluntarily deferred such compensation under a Company approved deferred compensation plan. For Mr. Hammergren, pursuant to his employment agreement, 150% of MIP payments are included in the calculation of average final compensation. The calculation of the average final compensation is ratably reduced if the participant has less than five years of full-time continuous employment. Payments under the LTIP and the value received from stock options and restricted stock units are among the forms of compensation not recognized in the benefit formula.

Percentage of Average Final Compensation

The gross EBRP benefit is expressed as a percentage of the participant's average final compensation. The percentage is equal to an initial base percentage benefit of 20%, which is increased by 1.77% for each completed year of service (0.148% for each completed month of service, if the executive completes less than a full year of service in the year in which he or she separates from service). The maximum benefit generally is 60% of average final compensation; however, the Compensation Committee has the authority to approve, or a participant's written employment agreement may provide, a different benefit formula including a percentage higher than 60% for an individual participant.

Mr. Hammergren's employment agreement provides that he is entitled to a benefit percentage of at least 60% of his average final compensation, and that percentage is increased by 1.5% for each completed year of service after April 1, 2004 to a maximum benefit of 75% of his average final compensation.

Service Credit

The EBRP measures service from the commencement date of an executive's employment, that is, service prior to being named a participant counts in the final calculation, until the date that the participant separates from service. Separation from service has the same meaning as provided in the proposed regulations issued under Code Section 409A, which is further described below under "Executive Employment Agreements." The EBRP provides that service credit will be given for certain rehire situations, leaves of absence and periods in which a participant is receiving severance pay. Moreover, when determining the service credit to be applied, the Company may consider the duration of the participant's break-in-service, as applicable.

Basic Retirement Benefits

For purposes of calculating the Basic Retirement Benefits to be conveyed under the Company's EBRP, the offset for the hypothetical annuity benefit payable under the Retirement Share Plan is calculated by first determining the value of each share credited to the participant's account as of the date it was credited, and then applying an annual rate of 12% to that value from the date the share was credited to the account to the date the participant's EBRP benefit is scheduled to begin. The aggregate value of all of the shares credited to the participant's Retirement Share Plan is then converted to a straight life annuity. The resulting annuity is converted to a lump sum amount using the interest rate prescribed by the Pension Benefit Guaranty Corporation for purposes of determining the present value of a lump sum distribution for the month in which the participant retires, and a table based upon the 1994 Group Annuity Reserving Table (1994 GAR) (the "Present Value Calculation").

Distribution of Benefits

The EBRP benefit is an amount based on a straight life annuity of monthly payments over the participant's lifetime converted to a lump sump using the above described Present Value Calculation. Lump sum payments are made on the first day of the eighth month after a participant separates from service.

A participant may elect to receive his or her benefits in the form of an actuarial equivalent annuity, or any other form that the Company's Executive Vice President of Human Resources may approve. Any election to change the form of the benefit must be done in the time prescribed under Code Section 409A.

For Separation from Service Prior to Age 62:

The following is a brief summary of the benefits that would be conveyed to a participant in the Company's EBRP, assuming retirement prior to age 62 and five or more years of credited service.

As mentioned above, participants become vested in the EBRP benefits after completing five years of service. A participant who is terminated for cause will not receive any EBRP benefits.

"Approved Retirement" Prior to Age 62

The EBRP provides that a participant will have an "Approved Retirement," and thus be eligible to receive a pension benefit, if the participant:

- Involuntarily separates from service after age 55 and completion of 15 years of service;
- Separates from service after age 55, but prior to age 62, with approval of the Compensation Committee; or
- Separates from service at any other time, with approval of the Board or as provided in the participant's employment agreement.

A participant who has an Approved Retirement will receive the same EBRP benefits as if he or she had retired after attaining age 62 (as described above), with the following adjustments:

- The percentage of average final compensation, used in the benefit formula, is reduced by 0.3% for each month that the actual separation from service date precedes age 62; and
- The Basic Retirement Benefits will be calculated as of the participant's age at the time he or she separates from service.

At March 31, 2007, none of the NEOs met the age and service levels to qualify for Approved Retirement under either voluntary or involuntary termination. Recognition of additional service and age, either under individual employment agreements or the CIC Policy described below, does not make any NEO, except Mr. Hammergren, eligible for Approved Retirement. Mr. Hammergren, according to the provisions of his employment agreement, will be provided with an Approved Retirement pension benefit (an "Approved Retiree") should he terminate for any reason other than for cause.

Other Separations from Service Prior to Age 62

Vested participants who separate from service for reasons other than for cause, but terminate prior to attaining age 62 under circumstances that do not constitute an Approved Retirement, are also entitled to an immediate lump sum benefit, but the benefit is calculated differently. The EBRP provides that a vested participant who separates from service will receive the same EBRP benefits as if he or she had terminated due to an Approved Retirement prior to attaining age 62; however, the percentage of average final compensation used in the benefit formula is multiplied by a pro rata percentage, as described below, and calculated as the present value of a benefit payable at age 65.

The pro rata percentage is the higher of the following two percentages (but not greater than 100%):

- The percentage determined by dividing the number of the participant's whole months of employment with the Company by the number of whole months from the date that the participant was first hired by the Company to the date that the participant will reach age 65 and multiplying by 100; or
- The percentage determined by multiplying 4.44% by the number of the participant's whole and partial years of completed employment with the Company.

The present value of the benefit is calculated on the basis of the 30-year U.S. Treasury yield (GATT) used to determine the present value of a lump sum distribution under a tax-qualified defined benefit retirement plan for the month in which the participant's separates from service, and a table based upon the 1994 Group Annuity Reserving Table (1994 GAR) prescribed by the U.S. Internal Revenue Service.

Nonqualified Deferred Compensation Table

The Company sponsors two nonqualified deferred compensation plans. One plan, the Supplemental Profit Sharing Investment Plan II ("SPSIP II"), is specifically for employees impacted by Code Section 401(a)(17), which limits participation of highly paid employees in tax qualified 401(k) plans. The second plan is the Deferred Compensation Administration Plan III ("DCAP III"), which is a voluntary nonqualified deferred compensation plan. Compensation eligible to be deferred into either the SPSIP II or DCAP III includes base annual salary and cash payments under the Management Incentive Plan ("MIP") and Long Term Incentive Plan ("LTIP").

Amounts deferred into the SPSIP II are credited with interest at the same rate as the Standish Mellon Stable Value Fund, which is an investment option generally available to all Company employees under the PSIP. As described in greater detail below, amounts deferred into the DCAP III for FY 2007 were credited with interest at 8%, which is set annually by the Compensation Committee.

The following table shows the contributions, earnings and account balances for the NEOs participating in a Company sponsored nonqualified deferred compensation program:

Name	Executive Contributions in Last Fiscal Year ($)(1)(2)	Registrant Contributions in Last Fiscal Year ($)(3)	Aggregate Earnings in Last Fiscal Year ($)(4)(5)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(6)
John H. Hammergren	257,336	205,869	521,459	—	8,270,730
Jeffrey C. Campbell	73,368	58,695	4,466	—	151,575
Paul C. Julian	193,541	86,833	338,309	—	5,001,630
Marc E. Owen	788,160	39,879	269,972	—	3,924,743
Pamela J. Pure	558,487	57,289	108,898	—	1,714,481

(1) Reflects the amounts deferred for each individual, which is reported as compensation to such NEO in the Summary Compensation Table above.

(2) Represents amounts deferred by the NEOs into their SPSIP II accounts and DCAP III accounts, respectively, as follows: Mr. Hammergren, $257,336 and $0; Mr. Campbell, $73,368 and $0; Mr. Julian, $108,541 and $85,000; Mr. Owen, $10,990 and $777,170; and Ms. Pure, $45,987 and $512,500.

(3) Represents Company contributions to the NEOs' SPSIP II accounts and DCAP III accounts, respectively, as follows: Mr. Hammergren, $205,869 and $0; Mr. Campbell, $58,695 and $0; Mr. Julian, $86,833 and $0; Mr. Owen, $8,792 and $31,087; Ms. Pure, $36,789 and $20,500.

(4) The SPSIP II is a successor plan to the Company's Supplemental Profit Sharing and Investment Plan ("SPSIP," and together with SPSIP II, the "SPSIP Plans"), which was frozen December 31, 2004. The DCAP III is a successor plan to the Company's Deferred Compensation Administration Plan II ("DCAP II," and together with DCAP III, the "DCAP Plans"), which was frozen on

December 31, 2004. Amounts shown include earnings on compensation previously deferred by NEOs into the SPSIP Plans and DCAP II Plans.

(5) If displayed separately, aggregate earnings by the NEOs during FY 2007 for the SPSIP Plans and DCAP Plans, respectively, were as follows: Mr. Hammergren, $115,882 and $405,577; Mr. Campbell, $4,466 and $0; Mr. Julian, $38,019 and $300,290; Mr. Owen, $1,361 and $268,611; Ms. Pure, $10,476 and $98,422.

(6) If displayed separately, year-end balances for NEOs under the SPSIP Plans and DCAP Plans, respectively, were as follows: Mr. Hammergren, $2,780,969 and $5,489,761; Mr. Campbell, $151,575 and $0; Mr. Julian, $933,607 and $4,068,023; Mr. Owen, $43,990 and $3,880,753; Ms. Pure, $275,759 and $1,438,722.

Narrative Disclosure to the Nonqualified Deferred Compensation Table

Supplemental Profit Sharing Investment Plan II

SPSIP II was adopted by the Board effective on January 1, 2005, and is the successor plan to the Supplemental Profit Sharing and Investment Plan, which was frozen effective December 31, 2004. The SPSIP II has participation and distribution provisions intended to comply with the proposed regulations issued under Code Section 409A. Participants' accounts in the legacy SPSIP continue to be credited with earnings on the same basis as accounts in the SPSIP II.

Employees may voluntarily elect to participate in the SPSIP II. Part of the election process is stipulating the deferral percentage of 1% to 5% of pay in whole percentages that will apply to covered compensation earned after the Code Section 401(a)(17) limit is reached (currently, set at $225,000) and participation in the PSIP (the Company's 401(k) plan) stops for the year. An election to participate in SPSIP II is valid until the participant informs the plan administrator that he or she wishes participation to cease, and such an election is effective at the beginning of the next calendar year. All of the Company's NEOs have elected to participate in the plan at the 5% level. At an employee participation level of 5%, the Company contributes an additional 4% of his or her pay as a matching contribution, consistent with the terms of the PSIP (the "Company Match"). Participants are always 100% vested in both the Company Match and their own contributions to the SPSIP II.

Participants in the Company's SPSIP Plans can elect when payments are to start; that is, at separation from service or some other designated fixed number of years following separation from service. Participants may also elect the number of annual payments within a range of one to ten. A separate distribution election can be made for a separation from service due to death. Distributions under both SPSIP and SPSIP II are subject to ordinary income taxes.

Accounts in SPSIP II are credited with earnings at a rate equal to the amount earned during the same period by the Standish Mellon Stable Value Fund investment option in the Company's PSIP. Because earnings on SPSIP II accounts are based on a publicly available mutual fund, credited earnings are not considered above-market earnings by the U.S. Internal Revenue Service, and thus are not subject to federal Social Security and Medicare taxes in the year credited.

Unlike tax qualified retirement accounts, the SPSIP Plans are not directly supported by Company assets. Amounts paid under these plans are paid from the Company's general corporate funds, and each participant and his or her beneficiaries are unsecured general creditors of the Company with no special or prior right to any assets of the Company for payment of any obligation.

Deferred Compensation Administration Plan III

DCAP III was adopted by the Board effective on January 1, 2005, and is the successor plan to the Deferred Compensation Administration Plan II, which was frozen effective December 31, 2004. The DCAP III has participation and distribution provisions intended to comply with the proposed regulations issued under Code Section 409A. Participants' accounts in the legacy DCAP II continue to be credited with earnings on the same basis as accounts in the DCAP III.

Like the SPSIP II, employees may voluntarily elect to participate in the DCAP III. Participation is open to all employees eligible for participation in the MIP with a bonus target of at least 15%, and other highly compensated employees. For calendar year 2006, approximately 2,500 employees were eligible to participate in DCAP III, including all of the Company's NEOs.

Participants may elect to defer into the DCAP III up to 75% of their base annual salary, up to 90% of their annual MIP payment, and for those who also participate in the cash LTIP, up to 90% of any LTIP payment. An election to participate is valid for only one calendar year. The Compensation Committee annually sets the crediting rate for amounts deferred, and for calendar years 2007 and 2006, the crediting rate was 8%. Since the crediting rate is discretionary, a portion of the earnings accumulated each year may be subject to federal Social Security and Medicare taxes in the year credited.

Employees who elect to participate in DCAP III must also make a distribution election at the same time they select their level of participation. Separate elections as to timing and form of payment can be made for separations from service due to retirement, disability or death. The participant can elect the time payments start — in a particular year or some designated fixed number of years following the separation from service. The participant may also elect from one to ten annual payments. If the separation from service is not due to retirement, disability or death, the entire account balance is distributed as a lump sum at a time such payment would comply with Code Section 409A. Distributions under both DCAP plans are subject to ordinary income taxes.

Earnings that are deferred into DCAP III are not considered "covered compensation" for PSIP or SPSIP II purposes, as it is defined by these plans. As such, no PSIP or SPSIP II employee deductions are taken from compensation deferred into DCAP III. To keep the DCAP III participant whole with respect to the Company Match, an amount is credited to his DCAP III account equal to the additional Company Match that would have been credited to PSIP and/or SPSIP II had he not participated in DCAP III.

Similar to the SPSIP Plans, the DCAP Plans are not directly supported by Company assets. Amounts paid under these plans are paid from the Company's general corporate funds, and each participant and his or her beneficiaries are unsecured general creditors of the Company with no special or prior right to any assets of the Company for payment of any obligation.

Executive Employment Agreements

The Company entered into employment agreements with each of Messrs. Hammergren, Julian and Ms. Pure that provide for, among other things, the term of employment, compensation and benefits payable during the term of the agreement as well as for specified payments in case of termination of employment. In each case, the agreement provides that the executive will participate in all compensation and fringe benefit programs made available to all executive officers. Effective November 1, 2006, the Compensation Committee approved amendments to each of the employment agreements primarily to ensure that post-employment payments and benefits under the agreements comply with the proposed regulations issued under Code Section 409A, a new section of the Code that governs certain deferred compensation and severance arrangements. In addition, the post-employment restrictions were strengthened.

The descriptions that follow are qualified in their entirety by the agreements themselves, which have been included as exhibits to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, as filed with the SEC on November 1, 2006.

Mr. John H. Hammergren

The Company entered into an amended and restated Employment Agreement (the "Agreement") with John H. Hammergren, initially effective June 21, 1999, and as amended on April 1, 2004 and November 1, 2006. The Agreement will renew automatically so that the then remaining term is always three years. The Agreement provides for an annual base salary of at least $1,490,000 effective

May 27, 2007 and such additional incentive compensation, if any, as may be determined by the Compensation Committee. Any incentive compensation awarded to Mr. Hammergren under the Company's MIP shall be calculated using an individual target award of not less than 135% of his base salary. Mr. Hammergren also is entitled to receive all other benefits generally available to other members of the Company's management and those benefits for which key executives are or become eligible.

The Agreement provides that if the Company terminates Mr. Hammergren without "Cause," or he terminates for "Good Reason" (both as defined in the Agreement and described below under "Definition of Cause" and "Definition of Good Reason"), and he remains in compliance with his post-employment nondisclosure and nonsolicitation restrictions, he will be entitled to receive: (A) payment of his final monthly base salary and incentive compensation for the remainder of the term of the Agreement (the "Severance Period"); (B) lifetime coverage under the Company's Executive Medical Plan and financial counseling program, as well as lifetime office space and secretarial support; (C) continued participation in DCAP III for the Severance Period; (D) continued accrual and vesting of his rights and benefits under the Executive Survivor Benefits Plan ("ESBP") and the EBRP for the Severance Period, with a final EBRP benefit calculated on the basis of his receiving: (i) approved retirement, as defined in the EBRP ("Approved Retirement") commencing on the expiration of the Agreement, and (ii) equal to 60% of his "Average Final Compensation" then specified in the EBRP, increased by 1.5% for each year of completed service from April 1, 2004 through the end of the Severance Period (subject to a maximum of 75%), without any reduction for early retirement; (E) accelerated vesting of stock options and restricted stock, subject to certain forfeiture and repayment provisions; (F) continued participation in pro rata awards under the Company's LTIP for the remainder of the Severance Period; and (G) for purposes of DCAP III and the 1994 Stock Option and Restricted Stock Plan (or any similar plan or arrangement), his termination will be deemed to have occurred as if the sum of his age and years of service to the Company is at least 65. Continuation of his then-applicable base salary and incentive compensation, and payment of his benefit under the EBRP, may be delayed following his separation from service in order to comply with Code Section 409A. Any payments delayed as a result of such compliance will accrue interest at the rate applicable to the Company's nonqualified deferred compensation program.

If Mr. Hammergren's employment is terminated within six months preceding, or within two years following, a "Change-in-Control" (as defined in his Agreement and described below under "Definition of Change-in-Control"), he will receive a lump-sum payment in lieu of the salary and incentive payments described in subsection A of the preceding paragraph, and he will continue to receive all of the other severance benefits described in the preceding paragraph. This lump-sum payment will be equal to the greater of: (1) the sum of the above referenced salary and incentive compensation payments, or (2) 2.99 multiplied by his "base amount" (as determined pursuant to Code Section 280G).

If Mr. Hammergren is prevented from carrying out his duties and responsibilities due to disability, he would continue to receive his then-current salary for a period of up to twelve months. At the end of that twelve-month period, Mr. Hammergren would be eligible to receive benefits for an Approved Retirement under the EBRP, calculated at the rate in effect at the time of the disability, without any reduction for early retirement. The payment for this Approved Retirement would be no less than the payment (the "Minimum Lump-Sum Payment") that would have been provided under Mr. Hammergren's prior employment agreement for an Approved Retirement under the EBRP.

If Mr. Hammergren's employment is terminated for Cause, the Company's obligations under the Agreement cease and terminate. Any rights he may have under the Company's benefit plans will be determined solely in accordance with the express terms of those plans.

If Mr. Hammergren dies during the term of his Agreement, the Company will continue to pay his salary to his surviving spouse or designee for a period of six months. The Company also will pay to his spouse or designee the benefits payable under the EBRP, calculated at the rate in effect at the time of his death, without any reduction for early retirement, subject to the Minimum Lump-Sum Payment requirement.

If Mr. Hammergren voluntarily terminates his employment with the Company other than for Good Reason after March 31, 2006, he shall be entitled to receive the benefits set forth in clauses (B), (D)(i) and (G) above, without any reduction to his EBRP benefit for early retirement, and subject to the Minimum Lump-Sum Payment requirement.

If the benefits received by Mr. Hammergren under the agreement are subject to the excise tax provision set forth in Section 4999 of the Code, the Company will provide him with a gross-up payment to cover any excise taxes and interest imposed on "excess parachute payments" as defined in Section 280G of the Code.

The Agreement provides that, for a period of at least two years following the termination of Mr. Hammergren's employment with the Company, Mr. Hammergren may not solicit or hire employees, or solicit competitive business from any person or entity that was a customer of the Company within the two years prior to his termination. In addition, he is forever prohibited from using or disclosing any of the Company's Confidential Information (as defined in his Agreement).

Mr. Paul C. Julian

The Company entered into an Amended and Restated Employment Agreement with Paul C. Julian effective as of November 1, 2006 (the "Agreement"), to superseding his previous April 1, 2004 agreement. The Agreement provides that the Company shall continue to employ Mr. Julian as Executive Vice President and Group President, or in such other executive capacities as may be specified by the CEO, until October 31, 2009, with the term automatically extending for one additional year commencing on November 1, 2009, and on each November 1 thereafter. The Agreement provides for an annual base salary of at least $904,000 effective May 27, 2007 and such additional incentive compensation, if any, as may be determined by the Compensation Committee. Any incentive compensation awarded to Mr. Julian under the MIP shall be calculated using an individual target award of 110% of his base salary. Mr. Julian also shall receive all other benefits generally available to other members of the Company's management and those benefits for which key executives are or become eligible.

The Agreement provides that if the Company terminates Mr. Julian without "Cause," or he terminates for "Good Reason" (both as defined in the Agreement, and described below under "Definition of Cause" and "Definition of Good Reason"), the Company shall: (A) continue his then monthly base salary, reduced by any compensation he receives from a subsequent employer, for the remainder of the term; (B) consider him for a prorated bonus under the Company's MIP for the fiscal year in which termination occurs; (C) continue his Executive Medical Plan benefits until the expiration of the term; and (D) continue the accrual and vesting of his rights, benefits and existing awards for the remainder of the term of the Agreement for purposes of the EBRP, ESBP and the Company's equity compensation plans. Continuation of his then-applicable base salary and incentive compensation and payment of his benefit under the EBRP may be delayed following his separation from service to comply with Code Section 409A. Any payments delayed as a result of such compliance will accrue interest at the rate applicable to the Company's nonqualified deferred compensation program.

If Mr. Julian is prevented from carrying out his duties and responsibilities due to disability, he would continue to receive his then-current salary for a period of up to twelve months. If Mr. Julian's employment with the Company is terminated by his death, the Company will continue to pay his salary to his surviving spouse or designee for a period of six months.

If Mr. Julian's employment is terminated for Cause, the Company's obligations under the Agreement cease and terminate. Any rights he may have under the Company's benefit plans will be determined solely in accordance with the express terms of those plans.

If Mr. Julian's employment is terminated within six months preceding, or within two years following, a "Change-in-Control" (as defined in his Agreement and described below under "Definition of Change-in-Control"), he will receive a lump-sum payment in lieu of the salary and incentive payments described in subsections (A) and (B) above, and he would continue to receive all of the other severance benefits described in the preceding paragraph. This lump-sum payment would be equal to 2.99 multiplied by his Executive Earnings as described below in the "Change-in-Control Policy" narrative.

If the benefits received by Mr. Julian under the Agreement are subject to the excise tax provision set forth in Section 4999 of the Code, the Company will provide him with a gross-up payment to cover any excise taxes and interest imposed on "excess parachute payments" as defined in Section 280G of the Code. The Change-in-Control severance payment, payment of his benefit under the EBRP and his tax gross up payment may be delayed following his separation from service to comply with Code Section 409A. Any payments delayed as a result of such compliance will accrue interest at the rate applicable to the Company's non-qualified deferred compensation program.

The Agreement provides that, for a period of at least two years following the termination of Mr. Julian's employment with the Company, Mr. Julian may not solicit or hire employees, or solicit competitive business from any person or entity that was a customer of the Company within the two years prior to his termination. In addition, he is forever prohibited from using or disclosing any of the Company's Confidential Information (as defined in his Agreement).

Ms. Pamela J. Pure

The Company entered into an amended and restated Employment Agreement with Pamela J. Pure effective as of November 1, 2006 (the "Agreement"), superseding her previous agreement effective as of April 1, 2004. The Agreement provides that the Company shall continue to employ Ms. Pure as Executive Vice President and President McKesson Provider Technologies, or in such other executive capacities as may be specified by the CEO, until October 31, 2009, with the term automatically extending for one additional year commencing on November 1, 2009, and on each November 1 thereafter. The Agreement provides for an annual base salary of at least $700,000 effective May 27, 2007 and such additional incentive compensation, if any, as may be determined by the Compensation Committee of the Board. Any incentive compensation awarded to her under the MIP shall be calculated using an Individual Target Award of 85% of her base salary. Ms. Pure also shall receive a mortgage allowance, and all other benefits generally available to other members of the Company's management and those benefits for which key executives are or become eligible.

The Agreement provides that if the Company terminates Ms. Pure without "Cause," or she terminates for "Good Reason" (both as defined in the Agreement and described below under "Definition of Cause" and "Definition of Good Reason"), the Company shall (A) continue her then monthly base salary, reduced by any compensation she receives from a subsequent employer, for the remainder of the term; (B) consider her for a prorated bonus under the Company's MIP for the fiscal year in which termination occurs; (C) continue her Executive Medical Plan benefits until the expiration of the term; and (D) continue the accrual and vesting of her rights, benefits and existing awards for the remainder of the term of the Employment Agreement for purposes of the EBRP, ESBP and the Company's equity compensation plans. Continuation of her then-applicable base salary and incentive compensation and payment of her benefit under the EBRP may be delayed following her separation from service to comply with Code Section 409A. Any payments delayed as a result of such compliance will accrue interest at the rate applicable to the Company's non-qualified deferred compensation program.

If Ms. Pure is prevented from carrying out her duties and responsibilities due to disability, she would continue to receive her then-current salary for a period of up to twelve months. If Ms. Pure's employment with the Company is terminated by her death, the Company will continue to pay her salary to her surviving spouse or designee for a period of six months.

If Ms. Pure's employment is terminated for Cause, the Company's obligations under the Agreement cease and terminate. Any rights she may have under the Company's benefit plans will be determined solely in accordance with the express terms of those plans.

If Ms Pure's employment is terminated within six months preceding, or within two years following, a "Change-in-Control" (as defined in her Agreement and described below under "Definition of Change-in-Control"), she will receive a lump-sum payment in lieu of the salary and incentive payments described in subsections (A) and (B) above, and she would continue to receive all of the other severance benefits described in the preceding paragraph. This lump-sum payment would be equal to 2.99 multiplied by her Executive Earnings as described below in the "Change-in Control Policy" narrative.

If the benefits received by Ms. Pure under the Agreement are subject to the excise tax provision set forth in Section 4999 of the Code, the Company will provide her with a gross-up payment to cover any excise taxes and interest imposed on "excess parachute payments" as defined in Section 280G of the Code. The "Change-in-Control" severance payment, payment of her benefit under the EBRP and her tax gross up payment may be delayed following her separation from service to comply with Code Section 409A. Any payments delayed as a result of such compliance will accrue interest at the rate applicable to the Company's non-qualified deferred compensation program

The Agreement provides that, for a period of at least two years following the termination of Ms. Pure's employment with the Company, Ms. Pure may not, perform services for a competitor similar to those she provided for the Company, solicit or hire employees, or solicit competitive business from any person or entity that was a customer of the Company within the two years prior to her termination. She is also obligated to not disclose or use the Company's trade secrets or Confidential Information (as defined in the Agreement).

Executive Severance Policy

The Company has an Executive Severance Policy (the "Policy"), which applies in the event an executive officer is terminated by the Company for reasons other than for "cause," and the termination is not covered by the Company's CIC Policy. The benefit payable to executive officers under the Policy is equal to 12 months' base salary plus one month's pay per year of service, up to a maximum of 24 months. Such benefits would be reduced or eliminated by any income the executive officer receives from subsequent employers during the severance payment period. Executive officers who are age 55 or older and have 15 or more years of service with the Company at the time of such involuntary termination are granted "Approved Retirement" for purposes of the EBRP and the ESBP. In addition, vesting of stock options and lapse of restrictions on restricted stock awards will cease as of the date of termination, and no severance benefits will be paid beyond age 62. A terminated executive who is receiving payments under the terms of an employment agreement he or she may have with the Company is not entitled to receive additional payments under the Policy. Continuation of his or her then-applicable base salary benefits under the EBRP may be delayed following his or her separation from service to comply with Code Section 409A. Any payments delayed as a result of such compliance will accrue interest at the rate applicable to the Company's nonqualified deferred compensation program. Pursuant to the Policy, the Company will seek stockholder approval for any future severance agreements with senior executive officers that provide specified benefits in an amount exceeding 2.99 times the sum of the executive's base salary and target bonus.

Change-in-Control Policy

The Board approved a new Change-in-Control Policy for Selected Executive Employees (the "CIC Policy"), effective November 1, 2006. The CIC Policy provides severance payments to certain employees of the Company (including executive officers) upon separation from service, without "Cause" (as defined in the policy) or for "Good Reason" (as defined in the policy), as the result of a change-in-control of the Company. The CIC Policy replaces any individual agreements between the

Company and its officers with respect to change-in-control benefits (except with respect to Mr. Hammergren, Mr. Julian and Ms. Pure, each of whom has a written employment agreement with the Company as described above) and expands eligibility for benefits to a larger employee group. Participants in the CIC Policy are designated by the Compensation Committee to participate in one of three tiers. Executive officers are considered tier one participants and are entitled to a cash benefit equal to 2.99 times the Executive's Earnings, defined by the policy as: (i) annual base salary, and (ii) the greater of (A) the participant's target bonus under the Company's MIP or (B) the average of the participant's MIP award for the latest three years for which the participant was eligible to receive a bonus (or such lesser period of time during which the participant was eligible to receive a bonus). CIC Policy participants are eligible for a gross-up payment if the change-in-control benefits paid under the policy are subject to an excise tax under Code Section 4999. In addition, if a tier one participant is covered by the EBRP, his or her straight life annuity benefits under that plan will be calculated by adding three additional years of age and three additional years of service to the participant's actual age and service. Tier one participants are eligible for three years of continued coverage under the applicable health and life insurance plans, tier two participants are eligible for two years of continued coverage and tier three participants for one year of continued coverage.

Definition of a "Change-in-Control"

For purposes of the Company's executive employment agreements and CIC Policy, a "Change-in-Control" is generally defined as the occurrence of any change in ownership of the Company, change in effective control of the Company, or change in the ownership of a substantial portion of the assets of the Company, as defined in Code Section 409A, the regulations thereunder, and any other published interpretive authority, as issued or amended from time to time.

For purposes of Mr. Hammergren's Agreement, a "Change-in-Control" of the Company shall be deemed to have occurred if any of the events set forth in any one of the following subparagraphs shall occur: (A) during any period of not more than twelve consecutive months, any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") excluding the Company or any of its affiliates, a trustee or any fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, an underwriter temporarily holding securities pursuant to an offering of such securities, or a corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company), is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; (B) during any period of not more than twelve consecutive months, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in clause (A), (C) or (D) of this paragraph) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; (C) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (x) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (y) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires more than 50% of the combined voting power ofthe Company's then outstanding securities; or (D) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Notwithstanding the foregoing, under the terms of Mr. Hammergren's Agreement, no Change-in-Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which, in the judgment of the Compensation Committee, the holders of the Company's common stock immediately prior to such transaction or series of transactions continue to have the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately prior to such transaction or series of transactions.

Definition of "Good Reason"

Each of Messrs. Hammergren, Julian and Ms. Pure have "Good Reason" to resign if any of the following actions are taken without their express written consent: (A) any material change by the Company in the executive officer's functions, duties or responsibilities, if that change would cause their position with the Company to become of less dignity, responsibility, or importance; (B) any reduction in the executive officer's base salary, other than one in conjunction with an across-the-board reduction for all executive employees of the Company; (C) any material failure by the Company to comply with any of the provisions of their Agreement; (D) relocation to an office more than 25 miles from the office at which the executive officer is currently based; or (E) in the event of a Change in Control, any change in the level of officer within the Company to whom the executive officer reports as such level existed immediately prior to the Change in Control.

For Mr. Hammergren, the following additional actions constitute "Good Reason" to resign: (i) termination of his obligation and right to report directly to the Board, but not if he ceases to serve as Chairman, unless such action is taken in conjunction with a Change in Control; (ii) if the Board removes him as Chairman at or after a Change in Control (or prior to a Change in Control if at the request of any third party participating in or causing the Change in Control), unless such removal is required by then applicable law; (iii) a change in the majority of the members of the Board as it was construed immediately prior to the Change in Control; (iv) failure by the Company to obtain the express assumption of his Agreement by any successor or assign of the Company; or (v) cancellation of the automatic renewal provision in his Agreement. Any incapacity he may develop due to physical or mental illness will not affect his ability to resign for Good Reason.

Definition of "Cause"

"Cause" is expressly defined in each of the executive employment agreements, as described below, and also in the Company's benefit plans and programs. Generally, under the Company's plans and programs, "Cause" means the willful misconduct, and in some cases the negligent misconduct, on the part of the executive, which is injurious to the Company. The specific consequences of such behavior are reflected in the agreement or plan documents.

Under the terms of his Agreement, the Company will have Cause to terminate Mr. Hammergren if he: (i) willfully engages in misconduct which is demonstrably and materially injurious to the Company and its subsidiaries taken as a whole; (ii) engages in willful and material dishonesty involving the Company's assets, or those of any of its affiliated companies; or (iii) materially fails to comply with any of the provisions of his Agreement. The Company must provide him with formal written notice, give him a fifteen day opportunity to cure his conduct, and have his termination confirmed by arbitration before it takes effect.

Similarly, Mr. Julian and Ms. Pure may be terminated for Cause. Under their Agreements, "Cause" means: (i) the executive officer's willful misconduct, habitual neglect or dishonesty with respect to matters involving the Company or its subsidiaries which is materially and demonstrably injurious to the Company; or (ii) a material breach by the executive officer of one or more terms of his or her Agreement. The Company must provide each of them with formal written notice, give him or her a fifteen day opportunity to cure the conduct giving rise to the termination, and have the termination confirmed by arbitration before it takes effect.

Potential Payments Upon Termination or Change-in-Control

The narrative and tables that follow describe potential payments and benefits to our NEOs or their beneficiary under existing employment agreements, plans or arrangements, whether written or unwritten, for various scenarios including change-in-control or termination of employment. The amounts shown assume a termination effective as of March 31, 2007, as well as a closing price of the Company's common stock on March 30, 2007 of $58.54 per share, and thus include amounts earned through such time and are estimates of amounts that would be paid out to the NEOs upon their separation or termination. Unless otherwise noted, all cash benefits are stated as the total present value of the obligation. In circumstances where the Company's obligation is service-based (*i.e.*, provision for future office and secretarial support), the present discounted value of the obligation is included in the following tables. However, these amounts are estimates only, as the actual obligation can only be determined at the time of the NEO's separation from the Company.

The following presentation has been keyed to six general events upon which an NEO or their beneficiary would be entitled to a benefit: death, disability, termination for cause, voluntary termination, involuntary termination and involuntary termination following a change-in-control. Due to the nature of benefits delivered, for both death and disability the narrative and tabular disclosure encompass all benefits that may be conveyed to each NEO. Starting with voluntary termination, to avoid repetition, the narrative and tabular disclosure is stated as incremental value that may be conveyed to each NEO.

The amounts presented in these tables in the column entitled "Executive Pension (EBRP)" are different from those presented in the column entitled "Present Value of Accumulated Benefits" in the Pension Benefits Table above. As required, the values presented below assume the NEO actually terminated employment on March 31, 2007. The amounts shown under the column labeled "Present Value of Accumulated Benefits" above is the amount of a payment at a future date — the retirement date — discounted to the pension benefit measurement date, December 31, 2006. The future payment amount is determined using current service, actual plan compensation through FY 2007 (except FY 2007 bonus is estimated to be equal to target bonus), and a lump sum conversion rate that is consistent with our presentation under the Pension Benefits Table above (*e.g.*, 4%). The amounts in the tables below use current service, actual plan compensation through FY 2007, the NEO's age on March 31, 2007 and the lump sum conversion rate prescribed in the EBRP for a termination on March 31, 2007.

As of March 31, 2007, under the terms of his employment agreement, Mr. Hammergren is entitled to an unreduced pension benefit as an "Approved Retiree" under the EBRP for any termination other than for Cause. For purposes of the tables that follow, Mr. Hammergren's lump sum EBRP benefit has been computed as of March 31, 2007 using a 3% interest rate, as prescribed by the Pension Benefit Guaranty Corporation for purposes of determining the present value of a lump sum distribution on plan termination. The prescribed interest rate of 4.82% (as of February 2007) was used to determine the lump sum EBRP benefit for the other NEOs as of March 31, 2007, which is the interest rate applicable to those not yet retirement eligible, but with vested benefits under the EBRP. The determination of these benefits is more fully explained in the narrative following the Pension Benefit Table above. For Mr. Hammergren, moving the lump sum interest rate from the 4% actuarial assumption used in the Pension Benefits Table to the 3% prescribed in the EBRP for a March 31 termination, increased his benefit value by approximately $9,000,000. By valuing his benefit as an immediate benefit payable March 31, 2007 at age 48, rather than a future benefit discounted to a present value, further increased the amount by approximately $19,000,000. All of these values are estimates affected by subsequent events, such as changes in actuarial assumptions, changes to the applicable Pension Benefit Guaranty Corporation and the 30-year U.S. Treasury (GATT) interest rates and changes in compensation used to calculate the NEO's pension benefits.

All of the Company's executive officers, including the NEOs, participate in the Company's Executive Survivor Benefit Plan ("ESBP"). The ESBP provides a supplemental cash death benefit, on a tax neutral basis, to the executive's named beneficiary. Under the terms of the Company's ESBP, each

NEO's beneficiary is entitled to a cash death benefit of 300% of the executive's annual base salary, up to a maximum of $2,000,000 should he or she expire while an active employee. In addition, under the ESBP, the executive officer's spouse (or other designated beneficiary if there is no spouse) receives six months continuation of the executive officer's annual base salary.

Under the ESBP, participants are entitled to post-employment coverage if they are granted "Approved Retirement" under the EBRP. However, the benefit to be conveyed under ESBP is 150% of the executive officer's final base annual salary up to a maximum of $1,000,000. As of March 31, 2007, under the terms of his employment agreement, Mr. Hammergren is entitled to an "Approved Retirement" should he terminate for any reason other than cause.

Benefits and Payments Upon Death

In the event of death or disability, all participants in the plans below, including the NEOs, receive acceleration of the vesting of outstanding equity awards under the Company's stockholder approved equity plans, vesting of a pro rata portion of their MIP award, and vesting of a prorated portion of the LTIP award for any performance period that is at least 50% completed, with payment made when all other payments for that performance period are made to other participants. Under such a scenario, beneficiaries and disabled participants have three years to exercise outstanding stock options, or if earlier, until the expiration date.

The table below reflects the benefits payable in the event of death of our NEOs:

Name	Salary Continuation to Spouse (ESBP) ($)(1)	Value of Option Acceleration ($)(2)	Value of Stock Acceleration ($)(2)	MIP ($)(3)	LTIP ($)(4)	Cash Death Benefit (ESBP) ($)(5)	Executive Pension (EBRP) ($)(6)
John H. Hammergren	689,128	3,012,450	30,962,918	5,581,932	7,200,000	3,430,000	68,135,197
Jeffrey C. Campbell	348,990	2,880,660	5,513,180	1,550,000	1,833,333	3,430,000	2,949,775
Paul C. Julian	420,415	1,500,940	13,706,263	2,350,000	2,800,000	3,430,000	6,727,726
Marc E. Owen	267,100	443,940	3,952,094	1,200,000	733,333	2,748,459	2,227,630
Pamela J. Pure	317,388	941,225	5,289,791	1,600,000	800,000	3,117,380	2,654,839

(1) Represents six months of the NEO's base salary as of March 31, 2007.

(2) Amounts represent the value of unvested grants of stock options and RSU grants as of March 31, 2007 for which the vesting was accelerated. The value entered for stock options is the difference between the option exercise price and $58.54, the closing price of the Company's common stock on March 30, 2007 as reported by the NYSE. In such circumstances, under the terms of the Company's 2005 Stock Plan, beneficiaries have three years to exercise the stock options. For more information on the amount of unvested securities held by NEOs, refer to the Outstanding Equity Awards Table above.

(3) For presentation purposes only, the amounts shown represent actual MIP award payments for FY 2007 as included in the Summary Compensation Table above. In the event of death, each NEO would be entitled to only a pro rata portion of their MIP award.

(4) For presentation purposes only, the amounts represent the actual LTIP award payout for FY 2005-FY 2007, as reported in the Summary Compensation Table above, as well as a prorated (66.7%) portion of the target award for the FY 2006 - FY 2008 LTIP performance period.

(5) Includes an estimated tax gross-up to reflect the tax neutral basis of the benefit to be conveyed under the Company's ESBP.

(6) The EBRP provides a death benefit for active participants that assumes the participant was granted Approved Retirement on the day before death and elected a 100% Joint and Survivor benefit. The amounts shown represent the present value of a lump sum pension benefit payable to the surviving spouse under the Company's EBRP, assuming the age of the spouse to be the same age as the NEO.

Benefits and Payments Upon Termination Due to Disability

The Company's executive officers participate in the Executive Salary Continuation Program, which provides a short-term disability benefit of 100% of the executive officer's base salary for up to 12 months. At its discretion, in the case of an NEO's disability, the Compensation Committee may deem the NEO an "Approved Retiree" under the EBRP, which would entitle the NEO to a post-employment death benefit under the ESBP.

The table below reflects termination of the Company's NEOs due to their permanent and total disability, and for purposes of this presentation, is considered to be a "voluntary termination" under the Executive Severance Policy for Messrs. Campbell and Owen and the employment agreements for Messrs. Hammergren and Julian and Ms. Pure. The presentation further assumes that March 31, 2007 was the 12 month anniversary of the first day the NEO was unable to perform services for the Company.

Name	Executive Medical ($)(1)	Office and Secretary ($)(1)	Financial Counseling ($)(1)	Value of Option Acceleration ($)(2)	Value of Stock Acceleration ($)(2)	MIP ($)(3)	LTIP ($)(4)	Cash Death Benefit (ESBP) ($)(5)	Executive Pension (EBRP) ($)(6)
John H. Hammergren . . .	2,118,621	3,049,929	286,281	3,012,450	30,962,918	5,581,932	7,200,000	1,715,000	75,932,242
Jeffrey C. Campbell.	N/A	N/A	N/A	2,880,660	5,513,180	1,550,000	1,833,333	—	—
Paul C. Julian	N/A	N/A	N/A	1,500,940	13,706,263	2,350,000	2,800,000	—	1,599,945
Marc E. Owen	N/A	N/A	N/A	443,940	3,952,094	1,200,000	733,333	—	291,111
Pamela J. Pure	N/A	N/A	N/A	941,225	5,289,791	1,600,000	800,000	—	389,877

(1) Pursuant to his employment agreement, Mr. Hammergren will be provided post-employment medical coverage under the Company's Executive Medical Plan, an office and secretary, and financial counseling during his lifetime. To determine the present value of these benefits, the following assumptions were used:

- *Executive Medical Plan:* a monthly full family remittable rate of $5,770, less employee contributions of $458; a future value discount rate of 5.78%; a health care trend of 9.6%, grading down 0.6% per year until 2013, and then at 1% per year to an ultimate trend rate of 5%; the RP2000 Healthy Annuitants Mortality Table projected with scale AA to 2014.
- *Financial Counseling, Office and Secretary:* an annual cost of $12,000 and $127,839 for financial counseling and the office and secretary, respectively; a 5% trend rate for cost appreciation and a future value discount rate of 5.78%; a utilization rate of 100% to age 67, decreasing 5% per year to age 85 and then 1% per year to age 90; and the RP2000 Healthy Annuitants Mortality Table projected with scale AA to 2014.

(2) Amounts represent the value of unvested grants of stock options and RSU grants as of March 31, 2007 for which the vesting was accelerated. The value entered for stock options is the difference between the option exercise price and $58.54, the closing price of the Company's common stock on March 30, 2007 as reported by the NYSE. In such circumstances, under the terms of the Company's 2005 Stock Plan, beneficiaries have three years to exercise the stock options. For more information on the amount of unvested securities held by NEOs, refer to the Outstanding Equity Awards Table above.

(3) For presentation purposes only, the amounts shown represent actual MIP award payments for FY 2007 as included in the Summary Compensation Table above. In the event of death, each NEO would be entitled to only a pro rata portion of their MIP award.

(4) For presentation purposes only, the amounts represent the actual LTIP award payout for FY 2005-FY 2007, as reported in the Summary Compensation Table above, as well as a prorated (66.7%) portion of the target award for the FY 2006 - FY 2008 LTIP performance period.

(5) As an "Approved Retiree," Mr. Hammergren is eligible for a post-employment benefit under the ESBP of $1,000,000 on a tax neutral basis.

(6) In accordance with his employment agreement, Mr. Hammergren is an Approved Retiree under the EBRP. Messrs. Julian, Owen and Ms. Pure have a vested EBRP benefit, and so have an entitlement to a vested pension under the plan upon termination due to disability.

Termination for Cause

If an NEO is terminated for "Cause," as it is described above under "Definition of Cause" and as defined in the Company's contracts, plans and policies, all obligations or commitments to the employee are void. Under such circumstances, all outstanding equity grants, including vested stock options, are cancelled. Any benefit entitlement under the MIP and LTIP is voided. Any benefit entitlement under the EBRP, a plan for executive officers only, is voided. Payments required by employment law such as accrued but unpaid salary and paid time off will be made.

Benefits and Payments Upon Voluntary Termination

If an executive officer, including an NEO, terminates voluntarily, all unvested equity is cancelled and participation in MIP and any LTIP performance periods will be cancelled and/or prorated depending on the employee's age plus service. Employees whose age plus service exceeds 65 ("65 points") at time of termination, are entitled to a prorated LTIP award for any performance period that is at least 50% complete at the time of termination. Furthermore, the 2005 Stock Plan provides that such employees will have three years to exercise vested stock options or the term of the option, whichever is sooner, rather then the normal 90 days. None of the NEOs had 65 points on March 31, 2007; however, pursuant to his employment agreement, Mr. Hammergren will be deemed to have 65 points for the purposes of the 2005 Stock Plan and the Company's DCAP Plans, but not the LTIP.

As in the case of termination due to disability, and as more fully described under the heading "Executive Employment Agreements" and the narrative accompanying the Pension Benefits Table, in the event of a voluntary termination Mr. Hammergren is entitled to "Approved Retirement" under the EBRP. Specifically, he is entitled to a lump sum payment based on the conversion of an immediate unreduced pension reflecting his age, years of service and compensation history. Approved Retirement status also extends the ESBP coverage into retirement at a level of 150% of final salary on a tax neutral basis, up to a maximum of $1,000,000. Finally, Mr. Hammergren is entitled under the terms of his employment agreement to continued coverage under the Executive Medical Plan, office and secretary, and financial planning during his lifetime.

The table below reflects the benefits and payments due in the event of a voluntary termination of our NEOs effective as of March 31, 2007 and for purposes of the calculations, uses the same assumptions as those used in the event of the disability of our NEOs, as presented above.

Name	Executive Medical ($)(1)	Office and Secretary ($)(1)	Financial Counseling ($)(1)	Cash Death Benefits (ESBP) ($)(2)	Executive Pension (EBRP) ($)(3)
John H. Hammergren	2,118,621	3,049,929	286,281	1,715,000	75,932,242
Jeffrey C. Campbell	N/A	N/A	N/A	—	—
Paul C. Julian	N/A	N/A	N/A	—	1,599,945
Marc E. Owen	N/A	N/A	N/A	—	291,111
Pamela J. Pure	N/A	N/A	N/A	—	389,877

(1) Pursuant to his employment agreement, Mr. Hammergren's will be provided post-employment medical coverage under the Company's Executive Medical Plan, an office and secretary and financial counseling during his lifetime. To determine the present value of these benefits, the following assumptions were used:

- *Executive Medical Plan:* a monthly full family remittable rate of $5,770, less employee contributions of $458; a future value discount rate of 5.78%; a health care trend of 9.6%, grading down 0.6% per year until 2013, and then at 1% per year to an ultimate trend rate of 5%; the RP2000 Healthy Annuitants Mortality Table projected with scale AA to 2014.

- *Financial Counseling, Office and Secretary:* an annual cost of $12,000 and $127,839 for financial counseling and the office and secretary, respectively; a 5% trend rate for cost appreciation and a future value discount rate of 5.78%; a utilization rate of 100% to age 67, decreasing 5% per year to age 85 and then 1% per year to age 90; and the RP2000 Healthy Annuitants Mortality Table projected with scale AA to 2014.

(2) As an "Approved Retiree," Mr. Hammergren is eligible for a post-employment benefit under the ESBP of $1,000,000 on a tax neutral basis.

(3) In accordance with his employment agreement, Mr. Hammergren is an Approved Retiree under the EBRP. Messrs. Julian, Owen and Ms. Pure have a vested EBRP benefit, and so have an entitlement to a vested pension under the plan upon termination due to disability.

Incremental Benefits and Payments Upon Involuntary vs. Voluntary Termination

Under the terms of their respective employment agreements, which are described above under "Executive Employment Agreements," Messrs. Hammergren and Julian and Ms. Pure are entitled to severance benefits. Specifically, Mr. Hammergren's agreement provides for accelerated vesting of all outstanding equity grants, and he continues to be considered an active employee for the purposes of DCAP III, the ESBP and outstanding LTIP performance periods. Ms. Pure's and Mr. Julian's agreements provide for continued vesting of all outstanding equity grants during the term of their agreements. Severance benefits for all other executive officers, including the other NEOs, are provided under the Company's:

- Executive Severance Policy, amended and restated as of January 1, 2005; and
- Change-in-Control Policy for Selected Executive Employees, adopted as of November 1, 2006.

The Executive Severance Policy (the "Severance Policy") covers employees nominated by management and approved by the Compensation Committee. At this time, the Company's Severance Policy covers the five executive officers without an individual employment agreement. The Change-in-Control Policy for Selected Executive Employees (the "CIC Policy") covers employees nominated by management and approved by the Compensation Committee. At this time, the CIC Policy covers the five executive officers without an individual employment agreement and 151 other senior managers. Provisions of the Company's Severance Policy and CIC Policy are described above in the section entitled "Executive Employment Agreements."

The 2005 Stock Plan also provides that upon termination in conjunction with a change-in-control, outstanding unvested equity shall be vested. The LTIP provides that upon termination in conjunction with a change-in-control an immediate payment shall be made reflecting outstanding target awards and performance, versus performance measures, through the last completed fiscal year.

The table below reflects the incremental compensation and benefits for the NEOs had they been involuntarily terminated, not for cause, on March 31, 2007:

Name	Salary Continuation/ Severance ($)(1)	Executive Medical ($)(2)	Office and Secretary ($)	Financial Counseling ($)	Value of Option Acceleration ($)(3)	Value of Stock Acceleration ($)(3)	MIP ($)(4)	LTIP ($)(5)	Cash Death Benefits (ESBP) ($)	Executive Pension (EBRP) ($)(6)
John H. Hammergren	4,134,765	—	—	—	3,012,450	30,962,918	11,163,865	8,100,000	—	1,093,639
Jeffrey C. Campbell	872,475	—	N/A	N/A	—	—	—	—	—	—
Paul C. Julian	2,102,073	159,360	N/A	N/A	1,125,705	13,706,263	2,350,000	—	—	827,070
Marc E. Owen	756,783	—	N/A	N/A	—	—	—	—	—	—
Pamela J. Pure	1,586,938	159,360	N/A	N/A	795,888	5,289,791	1,600,000	—	—	283,470

(1) Represents for Messrs. Hammergren, Julian and Ms. Pure, salary continuation pursuant to their respective employment agreements, and for Messrs. Campbell and Owen, amounts payable as severance under the Severance Policy.

(2) For Mr. Julian and Ms. Pure, pursuant to their respective employment agreements, amounts shown represent the monthly remittable rate for post-employment medical coverage under the Company's Executive Medical Plan during the remaining terms of their employment agreements.

(3) Pursuant to Mr. Hammergren's employment agreement, amounts shown represent the value of unvested grants of stock options and RSUs as of March 31, 2007 for which the vesting would be accelerated. Under the terms of the Company's 2005 Stock Plan, Mr. Hammergren would have three years to exercise his vested stock options. Pursuant to Mr. Julian's and Ms. Pure's employment agreements, they are entitled to continued vesting of their stock options and RSU grants during the remaining terms of their respective employment agreement, and amounts shown represent those grants that will vest during this period. The value entered for stock options is the difference between the option exercise price and $58.54, the closing price of the Company's common stock on March 30, 2007 as reported by the NYSE. For more information on the amount of unvested securities held by NEOs, refer to the Outstanding Equity Awards Table above.

(4) For Mr. Hammergren, per his employment agreement, the amount shown represents the FY 2007 MIP as paid plus three years of his FY 2007 MIP at target. For Mr. Julian and Ms. Pure, in accordance with their employment agreements, the amounts shown represent only the FY 2007 MIP as paid.

(5) As an "Approved Retiree" Mr. Hammergren is eligible for continued participation in the LTIP. For presentation purposes only, the amounts shown represent the actual LTIP award payout for FY 2005-FY 2007, as reported in the Summary Compensation Table above, as well as a prorated (66.7%) portion of the target award for the FY 2006 - FY 2008 LTIP performance period.

(6) For Mr. Hammergren, amount shown represents the incremental amount for additional service credited under the EBRP pursuant to his employment agreement, and for Mr. Julian and Ms. Pure, represents the incremental amounts for their additional service for the remaining terms of their respective employment agreements

Incremental Benefits and Payments Upon Involuntary Termination In Conjunction With a Change-in-Control

The table below reflects the incremental compensation and benefits had the Company's NEOs been involuntary terminated in conjunction with a change-in-control, as described above:

Name	Gross-up ($)(1)	Severance ($)(1)	Executive Medical ($)(2)	Office and Secretary ($)(3)	Financial Counseling ($)(2)	Value of Option Acceleration ($)(3)	Value of Stock Acceleration ($)(3)	MIP ($)(1)(4)	LTIP ($)(5)	Cash Death Benefits (ESBP) ($)	Executive Pension (EBRP) ($)(6)
John H. Hammergren . .	27,666,542	38,452,659	—	—	—	—	—	(5,581,933)	2,700,000	—	4,209,018
Jeffrey C. Campbell . . .	3,411,588	2,840,108	191,232	N/A	N/A	2,880,260	5,513,180	1,550,000	2,600,000	—	478,197
Paul C. Julian	—	3,416,956	31,872	N/A	N/A	375,235	—	—	4,525,000	—	116,419
Marc E. Owen	2,566,489	2,126,175	191,232	N/A	N/A	443,940	3,952,094	1,200,000	1,200,000	—	176,621
Pamela J. Pure	2,392,359	2,164,840	31,872	N/A	N/A	145,337	—	—	1,450,000	—	24,912

(1) Pursuant to his employment agreement, Mr. Hammergren is entitled to a severance benefit in lieu of salary and MIP continuation, and the amount shown represents the incremental amount over and above what he would receive in salary continuation as reflected in the above provided involuntary termination, not for cause, table. These amounts assume there is no delay in making payments to comply with Code Section 409A. For the other NEOs, amounts shown represent 2.99 times base salary and the greater of their target MIP, and the average actual MIP payments over the last three fiscal years pursuant to the CIC Policy and/or their employment agreement, as applicable. These amounts are incremental to the amounts received under the Severance Policy, or pursuant to employment agreements in the event of an involuntary termination, not for cause. These amounts are also subject to a gross-up for tax purposes.

(2) Amounts shown for Messrs. Campbell and Owen represent the monthly remittable rate for post-employment medical coverage under the Company's Executive Medical Plan for three years pursuant to that plan, and for Mr. Julian and Ms. Pure, incremental amounts in addition to those reflected above in the event of an involuntary termination, not for cause.

(3) Messrs. Campbell, Julian, Owen and Ms. Pure are entitled to accelerated vesting of outstanding stock options, restricted stock and RSUs pursuant to the 2005 Stock Plan. For Mr. Julian and Ms. Pure, the table reflects the vesting of stock options not otherwise vested due to involuntary termination, not for cause, grants would continue to vest for an additional six months in the event of a change-in-control. The value entered for stock options is the difference between the option exercise price and $58.54, the closing price of the Company's common stock on March 30, 2007 as reported by the NYSE.

(4) For Mr. Hammergren, the amount shown represents a reduction in the amount payable in the event of an involuntary termination, not for cause, above, since the amount shown under "Severance" in this table, as described in footnote (1), is in lieu of a MIP payment as well as salary. Mr. Campbell and Mr. Owen are eligible for MIP payments at target.

(5) The LTIP plan provides for an immediate payment reflecting outstanding target awards and performance, through the last completed fiscal year in the event of a change-in-control. For Mr. Hammergren, this represents the increase over his prorated LTIP payment shown in the event of an involuntary termination, not for cause, and for the other NEOs, amounts represent the LTIP payment at target.

(6) Under the EBRP, in the event of a change-in-control, the NEOs are credited with an additional three years of service.

Certain Relationships and Related Transactions

The Company and its subsidiaries may have transactions in the ordinary course of business with unaffiliated companies of which certain of the Company's non-employee directors are directors and/or executive officers. The Company does not consider the amounts involved in such transactions to be material in relation to the businesses of such other companies or the interests of the directors involved. The Company anticipates that similar transactions may occur in FY 2008. In addition, Mr. Hammergren's brother-in-law is a manager in the Company's Pharmaceutical Solutions segment and received approximately $131,686 in salary and bonus during FY 2007. Such compensation was established by the Company in accordance with its employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. The Company believes that any such relationships and transactions described herein were on terms that were reasonable and in the best interests of the Company.

Indebtedness of Executive Officers

As of March 31, 2007, Mr. Paul E. Kirincic was indebted to the Company in the amount of $500,000. The loan reflects the balance owed on a secured housing loan provided to Mr. Kirincic prior to the adoption of the Sarbanes-Oxley Act of 2002, which prohibits loans to executive officers. The loan provided to Mr. Kirincic is without interest unless and until he fails to pay any amount under the loans when due and thereafter at a market rate.

ADDITIONAL CORPORATE GOVERNANCE MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires certain persons, including the Company's directors and executive officers, to file reports of ownership and changes in ownership with the SEC. Based on the Company's review of the reporting forms received by it, the Company believes that all such filing requirements were satisfied for FY 2007.

Solicitation of Proxies

The Company is paying the cost of preparing, printing and mailing these proxy materials. We will reimburse banks, brokerage firms and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions. The Company has engaged Georgeson Shareholder Communications Inc. ("Georgeson"), a proxy solicitation firm, to assist in the solicitation of proxies. We expect Georgeson's fee to be approximately $10,000 plus out-of-pocket expenses. A few officers and employees of the Company may also participate in the solicitation without additional compensation.

Other Matters

In addition to voting choices specifically marked, and unless otherwise indicated by the stockholder, the proxy card confers discretionary authority on the named proxy holders to vote on any matter that properly comes before the Meeting which is not described in these proxy materials. At the time this proxy statement went to press, the Company knew of no other matters which might be presented for stockholder action at the Meeting.

Compliance with Corporate Governance Listing Standards

The Company submitted an unqualified certification to the NYSE in calendar year 2006 regarding the Company's compliance with the NYSE corporate governance listing standards.

Stockholder Proposals for the 2008 Annual Meeting

To be eligible for inclusion in the Company's 2008 proxy statement pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must be sent to the Secretary of the Company at the principal executive offices of the Company, One Post Street, San Francisco, CA 94104, and must be received no later than February 14, 2008. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be sent to the Secretary of the Company at the address set forth above and must be received no later than April 26, 2008. The Company's Advance Notice By-Law provisions require that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the By-Laws, not later than April 26, 2008 and not earlier than March 27, 2008.

A copy of the full text of the Company's Advance Notice By-Law provisions referred to above may be obtained by writing to the Secretary of the Company.

By Order of the Board of Directors



Laureen E. Seeger
Executive Vice President,
General Counsel and Secretary

June 13, 2007

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, on file with the Securities and Exchange Commission, excluding certain exhibits, may be obtained without charge by writing to Investor Relations, Box K, McKesson Corporation, One Post Street, San Francisco, CA 94104.

Appendix A

PROPOSED CERTIFICATE OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF McKESSON CORPORATION

Pursuant to Sections 222 and 242 of
the General Corporation Law of the
State of Delaware

McKesson Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: At a meeting of the Board of Directors of the Corporation duly called and held on January 4, 2007, resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and directing that such amendment be submitted to the stockholders of the Corporation for approval at its Annual Meeting of Stockholders held on July 25, 2007. Such resolutions recommended that Section A.2 of Article V of the Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

> "2. ***Term.*** Each nominee elected by the stockholders at the 2007 annual meeting of the stockholders to serve as director shall hold office for a term commencing the date of the 2007 annual meeting, or such later date as determined by the Board of Directors, and ending on the next annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier resignation or removal. At each annual meeting of stockholders subsequent to the 2007 annual meeting of stockholders, each nominee elected by the stockholders to serve as director shall hold office for a term commencing on the date of the annual meeting, or such later date as shall be determined by the Board of Directors, and ending on the next annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier resignation or removal. A director may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors and, subject to such removal, death, resignation, retirement or disqualification, shall hold office until such director's term expires and until such director's successor shall be elected and qualified. In no case shall a decrease in the number of directors shorten the term of any incumbent director."

SECOND: At the Annual Meeting of Stockholders of the Corporation duly called and held on July 25, 2007, the affirmative vote of a majority of the shares entitled to vote thereon was obtained in favor of such amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That the foregoing amendment was duly adopted in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, McKesson Corporation has caused this Certificate to be executed in its corporate name this th day of , 2007.

McKESSON CORPORATION

____

Name: Laureen E. Seeger
Title: Executive Vice President, General Counsel and Corporate Secretary

END